As filed with the Securities and Exchange Commission on August 7, 2018

1933 Act File No. 333-210619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 5

BUSINESS DEVELOPMENT

CORPORATION OF AMERICA

(Exact Name of Registrant as Specified in Charter)

9 West 57th Street, 49th Floor, Suite 4920

New York, NY 10019

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: (212) 588-6770

Richard J. Byrne

Business Development Corporation of America

9 West 57th Street, 49th Floor, Suite 4920

New York, NY 10019

(Name and address of agent for service)

COPIES TO:

Thomas J. Friedmann

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

Tel: (617) 728-7120

Fax: (617) 426-6567

Jonathan H. Gaines

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036-6797

Tel: (212) 641-5600

Fax: (212) 698-3599

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box ☐

It is proposed that this filing will become effective (check appropriate box): ☒ when declared effective pursuant to section 8(c).

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. A registration statement relating to these securities has been filed with, and declared effective by, the Securities and Exchange Commission.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED AUGUST 7, 2018

Distribution Reinvestment Plan

55,000,000 shares of Common Stock

Business Development Corporation of America is a specialty finance company. Our investment objective is to generate both current income and to a lesser extent long-term capital appreciation through debt and equity investments.

We are an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company under the Internal Revenue Code of 1986, as amended. We are managed by BDCA Adviser, LLC, or our Adviser. Our Adviser is a limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940. Our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio.

This prospectus relates to 55,000,000 shares of common stock, $0.001 par value per share, of Business Development Corporation of America registered for issuance under the Business Development Corporation of America Distribution Reinvestment Plan (the “DRIP”). There are 41,817,181 shares of common stock available for issuance under this prospectus as of July 1, 2018.

The DRIP provides our stockholders with a simple and convenient method of investing cash dividends and distributions in our common stock. We suggest that you retain this prospectus for future reference.

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a complete loss of investment. See “Risk Factors” beginning on page 14 to read about the risks you should consider before buying shares of our common stock, including the risk of leverage.

•	You should not expect to be able to sell your shares regardless of how we perform. Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•	If you are able to sell your shares, you will likely receive less than your purchase price.

•	We may, but currently do not intend to, list our shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

•	We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase by us.

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•	An investment in our shares is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Suitability Standards” and “Liquidity Strategy.”

•	We intend to invest largely in first and second lien senior secured loans and mezzanine debt issued by middle market companies, which include securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

•	Our distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. We have not established any limit on the extent to which we may use offering proceeds or borrowings for this purpose. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the SEC as required. This information is available free of charge by contacting us 9 West 57th Street, 49th Floor, Suite 4920, New York, New York, 10019 or by telephone at (212) 588-6770 or on our website at www.bdcofamerica.com. The SEC also maintains a website at www.sec.gov that contains such information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is              , 2018

SUITABILITY STANDARDS

We have established financial suitability standards for investors who purchase shares of our common stock. All DRIP participants should carefully review the following suitability standards to determine whether they are eligible to participate in the DRIP. These standards require you to meet the applicable criteria below. In determining your net worth, do not include your home, home furnishings or your automobile.

General Standards for all Investors

Investors must have either (i) a net worth of at least $250,000, or (ii) a net worth of at least $70,000 and an annual gross income of at least $70,000.

Additional Standards for Residents of Certain States

In addition, we will not distribute shares to DRIP participants in the states named below unless they meet special suitability standards.

Alabama — In addition to the general suitability standards stated above, investors who reside in the state of Alabama must have a liquid net worth of at least 10 times their investment in us and our affiliates.

Arizona — The term of this offering shall be effective for a period of one year with the ability to renew for additional periods of one year.

California — In addition to the suitability standards above, each California investor’s maximum investment in our shares will be limited to 10% of the investor’s net worth (exclusive of home, home furnishings and automobiles).

Idaho — Investors who reside in the state of Idaho must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Idaho investor’s total investment in us shall not exceed 10% of his or her liquid net worth. (The calculation of liquid net worth shall include only cash plus cash equivalents. Cash equivalents include assets which may be convertible to cash within one year.)

Iowa — Investors who reside in the state of Iowa must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, an Iowa investor’s total investment in us shall not exceed 10% of his or her liquid net worth. “Liquid net worth” is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Kansas — In addition to the general suitability requirements described above, the Office of the Kansas Securities Commissioner recommends that investors should limit their aggregate investment in our shares and other similar investments to not more than 10% of their liquid net worth. “Liquid net worth” is defined as that portion of net worth (total assets minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Kentucky — An investor must have either (i) a liquid net worth of $85,000 and annual gross income of $85,000 or (ii) a liquid net worth of $300,000. Additionally, a Kentucky investor’s total investment in us shall not exceed 10% of his or her liquid net worth.

Maine — The Maine Office of Securities recommends that an investor’s aggregate investment in us and other similar offerings not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts — An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. A Massachusetts investor’s aggregate investment in this Program may not exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Michigan — In addition to the suitability standards above, a Michigan investor cannot invest 10% of his or her net worth in us.

Nebraska — Nebraska investors must meet the following suitability standards: (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $350,000, or (b) a net worth of at least $500,000; and (ii) an investor must limit

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their investment in us and in the securities of any other direct participation programs to 10% of such investor’s net worth. Net worth should not include the value of one’s home, home furnishings, or automobiles.

New Jersey — New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development programs, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

New Mexico — An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. A New Mexico investor’s aggregate investment in us, our affiliates and in other non-traded business development companies may not exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

North Carolina — Investors who reside in the state of North Carolina must have either (i) a minimum liquid net worth of $85,000 and minimum annual gross income of $85,000 or (ii) a minimum liquid net worth of $300,000.

North Dakota — In addition to the general suitability requirements described above, our shares will only be sold to residents of North Dakota representing that they have a net worth of at least ten times their investment in us.

Ohio — In addition to the general suitability requirements described above, an Ohio investor’s aggregate investment in us, shares of our affiliates and in other non-traded business development company programs may not exceed ten percent (10%) of his, her or its liquid net worth. “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Oklahoma — In addition to the general suitability requirements described above, purchases by Oklahoma investors in us should not exceed 10% of their net worth (including home, home furnishings and automobiles).

Oregon — An investor must have either (a) a minimum net worth of at least $250,000 or (b) an annual gross income of at least $70,000 and a net worth of at least $70,000. The investor’s maximum investment in us and our affiliates also cannot exceed 10% of the Oregon resident’s net worth.

Tennessee — Investors who reside in the state of Tennessee must have either (i) a minimum annual gross income of $100,000 and a minimum net worth of $100,000, or (ii) a minimum net worth of $500,000 exclusive of home, home furnishings and automobile. Additionally, Tennessee residents’ investment in us must not exceed 10% of their liquid net worth.

Texas — Investors who reside in the state of Texas must have either (i) a minimum of $100,000 annual gross income and a liquid net worth of $100,000, or (ii) a liquid net worth of $250,000 irrespective of gross annual income. Additionally, a Texas investor’s total investment in us shall not exceed 10% of his or her liquid net worth. For this purpose, “liquid net worth” is determined exclusive of home, home furnishings and automobiles.

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BUSINESS DEVELOPMENT CORPORATION OF AMERICA
TABLE OF CONTENTS

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this follow-on offering fully, you should read the entire prospectus carefully including the section entitled “Risk Factors,” before making a decision to invest in our common stock.

Unless otherwise noted, the terms “we,” “us,” “our” and “Company” refer to Business Development Corporation of America. We refer to BDCA Adviser, LLC as “BDCA Adviser” or “our Adviser.”

We are an externally managed, non-diversified closed-end investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, we have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually hereafter, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

We were incorporated in Maryland in May 2010 and commenced our public offering (the “PO”) on January 25, 2011. As of March 31, 2018, we had issued 197.0 million shares of common stock for gross proceeds of $2.1 billion, including the shares purchased by affiliates and shares issued under the DRIP. As of March 31, 2018, we had repurchased a cumulative 18.8 million shares of common stock through our share repurchase program for payments of $166.2 million.

Effective November 1, 2016, we are externally managed by our investment adviser, BDCA Adviser, LLC (“BDCA Adviser” or the “Adviser”), a subsidiary of BSP, a leading credit-focused alternative asset management firm with approximately $24 billion of assets under management as of February 28, 2018. In addition, BSP provides us with administrative services under an administration agreement (“Administration Agreement”) with the Company. We believe we benefit from the significant investment platform, personnel, scale and resources of our Adviser and BSP. Our investment activities are managed by the Adviser, and supervised by our board of directors, a majority of whom are independent of the Adviser and its affiliates. As a BDC, we are required to comply with certain regulatory requirements. See “Regulation” for discussion of BDC regulation and other regulatory considerations.

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in senior secured loans, and to a lesser extent, mezzanine loans, unsecured loans and equity of predominantly private U.S. middle-market companies. We define middle market companies as those with annual revenues up to $1 billion, although we may invest in larger or smaller companies. We also purchase interests in loans or corporate bonds through secondary market transactions. As of March 31, 2018, 81.4% of our portfolio was invested in senior secured loans.

Senior secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in priority of payments and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. We may also invest in the equity and junior debt tranches of collateralized loan obligation investment vehicles (“Collateralized Securities” or “CLOs”). For a discussion of the risks inherent in our portfolio investments, please see the discussion under “Risk Factors”.

We may co-invest, subject to the conditions included in the exemptive order we received from the U.S. Securities and Exchange Commission (the “SEC”), with certain of our affiliates. See “Material Conflicts of Interest” below. We believe that such co- investments afford us additional investment opportunities and an ability to achieve greater diversification.

As a BDC, we are generally required to invest at least 70% of our total assets primarily in securities of private and certain U.S. public companies (other than certain financial institutions), cash, cash equivalents and U.S. government securities and other limited float high quality debt investments that mature in one year or less.

We are permitted to borrow money from time to time within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one half of our total assets). We have used, and expect to continue to use, our credit facilities and other borrowings, along with proceeds from the rotation of our portfolio and proceeds from private securities offerings to finance our investment objectives. See “Regulation” for discussion of BDC regulation and other regulatory considerations. Although Congress passed the Small Business Credit Availability Act (the “SBCAA”) on March 23, 2018, which amended the 1940 Act to permit BDCs to incur increased leverage if certain conditions are met, we do not presently intend to avail ourselves of the increased leverage limits permitted by the SBCAA. If we were to avail ourselves of the increased leverage permitted by the SBCAA, this would effectively allow the Company to double its leverage, which would increase leverage risk and expenses.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in shares of our common stock. The following are some of the risks you will take in investing in our shares:

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•	Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.

•	Future disruptions or instability in capital markets could negatively impact our ability to raise capital, and have a material adverse effect on our business, financial condition and results of operations.

•	Uncertainty with respect to the financial stability of the United States and several countries in the European Union (“EU”) could have a significant adverse effect on our business, financial condition and results of operations.

•	The amount of any distributions we pay is uncertain. Our distributions to our stockholders may exceed our earnings. Therefore, portions of the distributions that we pay may represent a return of capital to you which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets. We may not be able to pay you distributions, and our distributions may not grow over time. A return of capital is a return of your initial investment in the Company rather than earnings or gains derived from our investment activities. We have not paid a distribution that represented a return of capital since November 2, 2015.

•	Price declines in the large corporate leveraged loan market may adversely affect the fair value of debt securities we hold, reducing our net asset value through increased net unrealized depreciation.

•	A significant portion of our investment portfolio is recorded at fair value as determined in good faith by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

•	Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

•	We depend upon information systems, and systems failures could significantly disrupt our business, which may, in turn, negatively affect the value of our common stock and our ability to pay distributions.

•	We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

•	Our fee structure may induce our Adviser to make speculative investments or incur debt.

•	There are significant potential conflicts of interest that could impact our investment returns.

•	Our ability to enter into transactions with our affiliates is restricted.

•	Our investments in portfolio companies may be risky, and we could lose all or part of our investment. We intend to invest primarily in first and second lien senior secured loans and mezzanine debt issued by middle market companies. For our senior secured lien loans, the collateral securing these investments may decrease in value or lose its entire value over time or may fluctuate based on the performance of the portfolio company which may lead to a loss in principal. Mezzanine debt investments are typically unsecured, and investing in mezzanine debt may involve a heightened level of risk, including a loss of principal or the loss of the entire investment. Our investments may include securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

•	Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect.

•	CLO investments are subject to interest rate risk.

•	There is the potential for interruption and deferral of cash flow from CLO investments.

•	Loans of CLOs may be sold and replaced, resulting in a loss to us.

•	We have sold unsecured notes and have entered into revolving credit facilities with Citi, UBS and Wells Fargo that contain various covenants which, if not complied with, could accelerate repayment under the credit facilities, thereby materially and

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adversely affecting our liquidity, financial condition, results of operations and our ability to pay distributions to our stockholders.

•	Because we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

•	As a result of certain limitations in our share repurchase program, you will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares. We currently intend to limit the number of shares to be repurchased during any redemption period to the number of shares of common stock we are able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period. Our four most recent tender offers were oversubscribed.

•	Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

•	Our shares will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

•	We may limit the number of shares to be repurchased during any redemption period to the number of shares of common stock we are able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period.

•	We may be subject to corporate-level U.S. federal taxes if we fail to maintain our qualification as a RIC.

•	Proposed regulations may impact our ability to qualify as a RIC if we do not receive timely distributions from certain of our CLO and other non-U.S. equity investments.

See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

About Our Adviser and BSP

BDCA Adviser, LLC, our investment adviser, is served by BSP’s origination, investment and portfolio management team. In total, BSP consists of over 90 investment professionals and over 150 total employees as of December 31, 2017. The Adviser, a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a subsidiary of BSP, which is also registered as an investment adviser under the Advisers Act.

BSP is a leading credit-focused alternative asset management firm with over $24 billion in assets under management as of February 28, 2018. Established in 2008, the BSP platform manages funds for institutions and high-net-worth investors across various credit funds and complementary strategies, including high yield, levered loans, private/opportunistic debt, liquid credit, structured credit and commercial real estate debt. These strategies complement each other as they all leverage the sourcing, analytical, compliance, and operational capabilities that encompass BSP’s robust platform.

Our investment committee consists of Thomas Gahan, Chief Executive Officer of BSP, Michael Paasche, Senior Managing Director of BSP, and Blair D. Faulstich, Senior Portfolio Manager for Private Debt, each with over 20 years of experience in the financial services industry and substantial experience in originating, underwriting and structuring credit investments.

Market Opportunity

We believe that there exists a unique opportunity for BDCs with experience in investing in middle market companies. In our view, middle market companies provide attractive current yields and significant downside protection.

Our current opportunity is highlighted by the following factors:

•	Large pool of uninvested private equity capital likely to seek additional capital to support private investments. We believe there remains a large pool of uninvested private equity capital available to middle market companies. We expect that private equity firms will be active investors in middle market companies and that these private equity firms will seek to supplement their equity investments with senior secured and mezzanine debt and equity co-investments from other sources, such as us.

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•	Consolidation among commercial banks has reduced their focus on middle market businesses. The commercial banks in the United States, which have traditionally been the primary source of capital to middle market companies, have experienced consolidation, loan losses, and stricter regulatory scrutiny, which has led to a significant tightening of credit standards and substantially reduced loan volume to the middle market. Many financial institutions that have historically loaned to middle market companies have failed or been acquired, and we believe that larger financial institutions are now more focused on syndicated lending to larger corporations and are allocating capital to business lines that generate fee income and involve less balance sheet risk. We believe this market dynamic provides us with numerous opportunities to originate new debt and equity investments in middle market companies.

•	Refinancing activities will provide continued opportunities to extend capital to middle market companies. A significant volume of senior secured and mezzanine debt is expected to come due over the next several years. As companies seek to refinance their debt, we believe this will create new financing opportunities for us.

•	Lower default rates and higher recovery rates in the middle market. Default rates remain relatively low, with generally higher recovery rates in the middle market. Middle market companies are generally over-equitized as compared to large cap companies.

•	Favorable Pricing Environment in the Loan Market. Lower valuation levels in certain situations, combined with reduced liquidity in the secondary loan market, have created opportunities to acquire relatively high yielding senior and subordinated debt, both secured and unsecured, at potentially attractive prices.

Business Strategy

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in first and second lien senior secured debt investments and mezzanine debt issued by middle market companies.

We have adopted the following business strategy to achieve our investment objectives:

•	Utilize the experience and expertise of the principals of our Adviser and BSP. Certain principals of our Adviser and BSP have a broad network of contacts with financial sponsors, commercial and investment banks and leaders within a number of industries that we believe produce significant proprietary investment opportunities outside the normal banking auction process.

•	Focus on middle market companies with stable cash flow. We believe that middle market lending is less competitive than the broadly syndicated loan market, and this is one factor that allows us to negotiate favorable investment terms. Such favorable terms include higher debt yields, more significant covenant protection and greater equity participation than typical of transactions involving larger companies. We generally invest in established companies with positive cash flow. We believe these companies possess better risk-adjusted return profiles than newer companies that are building management expertise or in the early stages of building a revenue base. These middle market companies represent a significant portion of the U.S. economy and often require substantial capital investment to grow their businesses.

•	Employ disciplined underwriting policies and rigorous portfolio management. We employ an extensive underwriting process that includes a review of the investment memo, competitive position, financial performance and industry dynamics of each potential portfolio company. In addition, we perform substantial due diligence on potential investments, and seek to invest with management teams and/or private equity sponsors who have proven capabilities in building value. As part of the monitoring process for portfolio companies, our Adviser analyzes monthly (if available), quarterly, and annual financial statements versus the previous periods and year, reviews financial projections, and may perform other procedures including meeting with management, attending board meetings and reviewing compliance certificates and covenants.

•	Focus on long-term credit performance and principal protection. We structure our customized loan investments on a relatively conservative basis with high cash yields, security interests (preferably first lien) where possible, cash origination fees, and appropriate leverage levels. We seek strong deal protection for our customized debt investments, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control. We believe these protections reduce our risk of capital loss.

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•	Diversification. We seek to diversify our portfolio broadly among companies in a multitude of different industries, thereby reducing the concentration of credit risk in any one company or sector of the economy. We cannot guarantee that we will be successful in this effort.

The following chart shows our primary service providers and the ownership structure of certain entities affiliated with us and our Adviser:

Plan of Distribution

Pursuant to the DRIP, we reinvest all cash dividends or distributions (“Distributions”) declared by our board of directors on behalf of investors who do not elect to receive their Distributions in cash (the “Participants”). As a result, if our board of directors declares a Distribution, then stockholders who have not elected to “opt out” of the DRIP will have their Distributions automatically reinvested in additional shares of our common stock at a price equal to NAV per share as estimated in good faith by us on the payment date. The timing and amount of any future Distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our board of directors. See “Distribution Reinvestment Plan.”

Use of Proceeds

We cannot determine precisely the number of shares of common stock that ultimately may be sold pursuant to the Plan. We will receive no proceeds from the issuance of any shares pursuant to the Plan. Shares issued pursuant to the Plan would reduce the cash amounts needed to pay Distributions.

Financing Arrangements

We may use borrowed funds, known as “leverage,” to make investments and to attempt to increase returns to our stockholders by reducing our overall cost of capital. As a BDC, we are only allowed to employ leverage to the extent that our asset coverage, as defined in the 1940 Act, equals at least 200% after giving effect to such leverage.

Wells Fargo Credit Facility

On July 24, 2012, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, Funding I, entered into a revolving credit facility with Wells Fargo and U.S. Bank as collateral agent, account bank and collateral custodian (as amended from time to time, the “Wells Fargo Credit Facility”). As a result of an April 3, 2018 amendment, the Wells Fargo Credit Facility

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provides for borrowings in an aggregate principal amount of up to $500.0 million on a committed basis, subject to compliance with a borrowing base. The Wells Fargo Credit Facility has a maturity date of May 18, 2022.

The Wells Fargo Credit Facility is priced at the one-month maturity London Interbank Offered Rate (“LIBOR”), with no LIBOR floor, plus a spread ranging between 1.65% and 2.50% per annum, depending on the composition of the portfolio of loans owned by Funding I for the relevant period. Interest is payable quarterly in arrears. Funding I is subject to a non-usage fee to the extent the aggregate principal amount available under the Wells Fargo Credit Facility has not been borrowed. The non-usage fee per annum is 0.50% for the first 25% of the unused balance and 2.0% for the portion of the unused balance that exceeds 25%.

In connection with the Wells Fargo Credit Facility, Funding I has made certain representations and warranties, is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities and is subject to certain customary events of default. Upon the occurrence and during the continuation of an event of default, Wells Fargo may declare the outstanding advances and all other obligations under the Wells Fargo Credit Facility immediately due and payable. During the continuation of an event of default, Funding I must pay interest at a default rate.

Citi Credit Facility

On June 27, 2014, the Company, through a wholly-owned, special purpose financing subsidiary, CB Funding, entered into a credit facility (as amended from time to time, the “Citi Credit Facility”) with Citibank, N.A. as administrative agent and U.S. Bank as collateral agent, account bank and collateral custodian. The Citi Credit Facility provides for borrowings in an aggregate principal amount of up to $400.0 million on a committed basis, subject to the administrative agent’s right to approve the assets acquired by CB Funding and pledged as collateral under the Citi Credit Facility. The Citi Credit Facility was amended on November 28, 2017 to extend the investment period to May 31, 2019. The Citi Credit Facility has a maturity date of May 28, 2020.

The Citi Credit Facility is priced at three month LIBOR, with no LIBOR floor, plus a spread of 1.60% per annum through and including the last day of the investment period and 2.00% per annum thereafter. Interest is payable quarterly in arrears. CB Funding is subject to a non-usage fee to the extent the aggregate principal amount available under the Citi Credit Facility has not been borrowed. The non-usage fee per annum is 0.50%. Any amounts borrowed under the Citi Credit Facility along with any accrued and unpaid interest thereunder will mature, and will be due and payable, in three years.

UBS Credit Facility

On April 7, 2015, the Company, through a wholly-owned, special-purpose, bankruptcy-remote subsidiary, Helvetica Funding, entered into a debt financing facility with UBS AG, London Branch (“UBS”), pursuant to which $232.5 million had been made available to the Company to fund investments in new securities and for other general corporate purposes (the “UBS Credit Facility”). Pricing under the UBS Credit Facility was based on three-month LIBOR plus a spread of 4.05% per annum for the relevant period. On April 6, 2018, the Company borrowed $90.6 million under the Wells Fargo Credit Facility and used such proceeds, together with cash on hand, to repay at maturity the UBS Credit Facility.

Unsecured Notes

On August 26, 2015, the Company entered into a Purchase Agreement relating to the Company’s sale of $100.0 million aggregate principal amount of its 6.00% fixed rate senior notes due September 1, 2020 (the “Unsecured Notes”). The Unsecured Notes are subject to customary indemnification provisions and representations, warranties and covenants. The net proceeds from the sale of the Unsecured Notes were approximately $97.9 million. The Unsecured Notes bear interest at a rate of 6.00% per year payable semi-annually.

2022 Notes

On December 14, 2017, the Company entered into a Purchase Agreement relating to the Company’s sale of $150.0 million aggregate principal amount of its 4.75% fixed rate senior notes due December 30, 2022 (the “2022 Notes”). The 2022 Notes are subject to customary indemnification provisions and representations, warranties and covenants. The net proceeds from the sale of the 2022 Notes were approximately $147 million. The 2022 Notes bear interest at a rate of 4.75% per year payable semi-annually.

2023 Notes

On May 11, 2018, the Company entered into a Purchase Agreement relating to the Company’s sale of $60.0 million aggregate principal amount of its 5.375% fixed rate senior notes due May 30, 2023 (the “2023 Notes”). The 2023 Notes are subject to customary indemnification provisions and representations, warranties and covenants. The net proceeds from the sale of the 2023 Notes were approximately $58.7 million. The 2023 Notes bear interest at a rate of 5.375% per year payable semi-annually.

JP Morgan Securities LLC Prime Brokerage Account

On January 20, 2017, the Company entered into a prime brokerage account agreement with JP Morgan Securities LLC (the “JPMC PB Account”). On May 8, 2018 the Company fully repaid its borrowings under the JPMC PB Account and closed the account.

See “Liquidity and Capital Resources” for more information about these financing arrangements.

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We expect that in the future, we may use other sources of financing for our investments such as proceeds from secured or unsecured financings from banks or other lenders or proceeds from private offerings. However, our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders.

Share Repurchase Program

We may, but do not currently intend to, list our securities on any securities exchange and do not expect a public market to develop for the shares in the foreseeable future. Therefore, stockholders should expect to have limited ability to sell their shares.

On September 12, 2012, we conducted our first tender offer pursuant to our share repurchase program (the “SRP”). We will offer to repurchase shares on such terms as may be determined by our board of directors unless, in the judgment of the independent members of our board of directors, such repurchases would not be in our best interests or would violate applicable law. We anticipate making periodic repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, or the Exchange Act, and the 1940 Act. The offer to repurchase common shares is conducted solely through tender offer materials mailed to each shareholder and is not being made through this prospectus.

We intend to make tender offers on a semi-annual basis and will continue to limit the number of shares to be repurchased in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 5.0% at each semi-annual tender offer. We currently intend to limit the number of shares to be repurchased during any redemption period to the number of shares of common stock we are able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period. Our four most recent tender offers were oversubscribed. Any repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from principal repayments or other liquidation of debt and equity securities as of the end of the applicable period to repurchase shares.

The overall limitation imposed on tender offers during the relevant redemption period provides that we may limit the number of shares to be repurchased during any redemption period to the number of shares of common stock we are able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period.

Liquidity Strategy

The shares have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. We may, but do not currently intend to, list our shares on an exchange and do not expect a public trading market to develop for the shares in the foreseeable future. Because of the lack of a trading market for our shares, stockholders may not be able to sell their shares promptly or at a desired price. Furthermore, shares transferred by investors may be transferred at a discount to our current NAV. We intend to explore a potential liquidity event for our stockholders between five and seven years following the completion of our offering stage. However, we may explore or complete a liquidity event at such earlier or later time as our board of directors may determine, taking into consideration market conditions and other factors. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. While our intention is to explore a potential liquidity event between five and seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe.

Investment Advisory and Management Services Agreement

Pursuant to the Investment Advisory and Management Services Agreement, as amended (the “Investment Advisory Agreement”), our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio.

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Responsibilities of the Adviser

Subject to the overall supervision of our board of directors, our Adviser manages the day-to-day operations of, and provides investment advisory and management services to us. Under the terms of our Investment Advisory Agreement, our Adviser, among other things:

Determines the composition and allocation of our portfolio, the nature and timing of the changes in our portfolio and the manner of implementing such changes;

Identifies, evaluates and negotiates the structure of the investments we make;

Executes, monitors and services our investments;

Determines the securities and other assets that we will purchase, retain, or sell;

Performs due diligence on prospective portfolio companies; and

Provides us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our funds.

Our Adviser’s services under the Investment Advisory Agreement are not exclusive, and they are free to furnish similar services to other entities so long as their services to us are not impaired.

Compensation of the Adviser

Pursuant to the Investment Advisory Agreement and for the investment advisory and management services provided thereunder, we pay our Adviser a base management fee and an incentive fee.

Base Management Fee

The base management fee is calculated at an annual rate of 1.5% of our average gross assets. The base management fee is payable quarterly in arrears. Average gross assets are calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. All or any part of the base management fee not taken as to any quarter is deferred without interest and may be taken in such other quarter as the Adviser will determine. However, any deferred base management fee must be taken within three calendar years of the date on which such fee was first payable by us. The base management fee for any partial month or quarter is appropriately pro-rated.

Incentive Fees

The incentive fee consists of two parts. The first part is referred to as the incentive fee on income and it is calculated and payable quarterly in arrears based on our “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter. “Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that the we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement with BSP and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The payment of the incentive fee on income is subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on the value of our net assets at the end of the most recently completed calendar quarter of 1.75% (7.00% annualized), subject to a “catch up” feature (as described below). The calculation of the incentive fee on income for each quarter is as follows:

No incentive fee on income is payable to the Adviser in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the preferred return rate of 1.75%, or 7.00% annualized (the “Preferred Return”), on net assets;

100% of our Pre-Incentive Fee Net Investment Income, if any, that exceeds the preferred return but is less than or equal to 2.1875% in any calendar quarter (8.75% annualized) is payable to the Adviser. This portion of our incentive fee on income is referred to as the

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“catch up” and is intended to provide the Adviser with an incentive fee of 20% on all of our Pre-Incentive Fee Net Investment Income when our Pre-Incentive Fee Net Investment Income reaches 2.1875% (8.75% annualized) in any calendar quarter; and

For any quarter in which our Pre-Incentive Fee Net Investment Income exceeds 2.1875% (8.75% annualized), the incentive fee on income equals 20% of the amount of our Pre-Incentive Fee Net Investment Income, as the Preferred Return and catch-up will have been achieved.

The second part of the incentive fee, referred to as the “incentive fee on capital gains during operations,” is an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to our liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, if earlier). This fee equals 20.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

See “Investment Advisory and Management Services Agreement — Compensation of the Adviser” for a description of the investment advisory fees payable to our Adviser pursuant to such agreement.

Administration Agreements

On March 18, 2011, we entered into a fund administration servicing agreement and a fund accounting servicing agreement with U.S. Bancorp Fund Services, LLC (the “Administrator”), which were each amended and restated as of April 13, 2015. Our Administrator provides the administrative services, such as accounting, financial reporting, legal and compliance support and investor relations support, necessary for us to operate. We paid the Administrator $199,000 and $807,000 in fees under such agreements for the quarter ended March 31, 2018 and the year ended December 31, 2017, respectively.

On November 1, 2016, we entered into the Administration Agreement with BSP, pursuant to which BSP provides us with office facilities and administrative services. The Administration Agreement may be terminated by either party without penalty upon not less than 60 days’ written notice to the other. We paid BSP $610,000 and $2,600,000 in fees under the Administration Agreement for the quarter ended March 31, 2018 and the year ended December 31, 2017, respectively.

Material Conflicts of Interest

Investment Advisory Agreement

We entered into an Investment Advisory Agreement on November 1, 2016 under which the Adviser, subject to the overall supervision of our board of directors manages the day-to-day operations of, and provides investment advisory services to us. The Adviser and its affiliates also provide investment advisory services to other funds that have investment mandates that are similar, in whole and in part, with ours. The Adviser and its affiliates serve as investment adviser or sub-adviser to private funds and registered open-end funds, and serves as an investment adviser to a public real estate investment trust. The Adviser’s allocation policies are designed to manage and mitigate the conflicts of interest associated with the allocation of investment opportunities. Any affiliated fund currently formed or formed in the future and managed by the Adviser or its affiliates may have overlapping investment objectives with our own and, accordingly, may invest in asset classes similar to those targeted by us. However, in certain instances due to regulatory, tax, investment, or other restrictions, certain investment opportunities may not be appropriate for either us or other funds managed by the Adviser or its affiliates.

Administration Agreement

On July 19, 2016, American Realty Capital II Advisors, LLC, the former parent of the Adviser, entered into a membership interest purchase agreement with a subsidiary of BSP, pursuant to which such subsidiary acquired all of the outstanding limited liability company interests of the Adviser (the “Transaction”).

In connection with the closing of the Transaction, we terminated our previous administration agreement and entered into the Administration Agreement with BSP on November 1, 2016. In connection with the Administration Agreement, BSP provides us with office facilities and administrative services.

Co-Investment Relief

The 1940 Act generally prohibits BDCs from entering into negotiated co-investments with affiliates absent an order from the SEC. The SEC has granted us exemptive relief that allows us to enter into certain negotiated co-investment transactions alongside other funds managed by the Adviser or its affiliates (“Affiliated Funds”) in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions (the “Order”). Pursuant to the Order, we are permitted to co-invest with our affiliates if a “required majority” (as

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defined in Section 57(o) of the 1940 Act) of our eligible directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching in respect of us or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies.

Transactions with Affiliates

On November 7, 2016, we issued approximately 1.2 million shares of our common stock to an affiliate of BSP. The affiliate purchased $10.0 million of our common stock based on our net asset value per share as of September 30, 2016 in a private placement in reliance on Section 4(a)(2) of the Securities Act.

Reports to Stockholders

Both our quarterly reports on Form 10-Q and our annual reports on Form 10-K are available on our website at www.bdcofamerica.com at the end of each fiscal quarter and fiscal year, as applicable. These reports are also available on the SEC’s website at www.sec.gov.

Distributions

We intend to continue to declare and pay distributions on a monthly basis. Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to authorize and declare a monthly distribution amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the month using record and declaration dates. Your distributions will begin to accrue on the date we accept your subscription for shares of our common stock.

From time to time, we may also pay interim distributions, including capital gains distributions, at the discretion of our board of directors. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this follow-on offering. As a result, a portion of the distributions we make may represent a return of capital for U.S. federal income tax purposes. A return of capital is a return of your  initial investment in the Company rather than earnings or gains derived from our investment activities. We have not paid a distribution that represented a return of capital since November 2, 2015. See “Certain U.S. Federal Income Tax Considerations.” We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this follow-on offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). There can be no assurance that we will be able to sustain distributions at any particular level or at all.

We may fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets and non-capital gains proceeds from the sale of assets. We have not established limits on the amount of funds we may use from available sources to make distributions. We may have distributions which could be characterized as a return of capital for tax purposes. During the years ended December 31, 2017 and 2016, no portion of our distributions was characterized as return of capital for tax purposes. During the year ended December 31, 2015, $16.3 million of our distributions was characterized as return of capital for tax purposes. The specific tax characteristics of our distributions made in respect of our anticipated fiscal year ending December 31, 2018 will be reported to stockholders shortly after the end of the calendar year 2018 as well as in our periodic reports with the SEC. Stockholders should read any written disclosure accompanying a distribution payment carefully and should not assume that the source of any distribution is our ordinary income or gains. Moreover, you should understand that any such distributions were not based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such reimbursements. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all.

Distribution Reinvestment Plan

We have adopted an “opt out” distribution reinvestment plan, the DRIP, pursuant to which you will have the full amount of your cash distributions reinvested in additional shares of our common stock. Participants in our DRIP are free to elect or revoke reinstatement in the DRIP within a reasonable time as specified in the DRIP. If you elect to opt out of the DRIP you will receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have not “opted out” of the DRIP you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions, at a price equal to NAV per share as estimated in good faith by us on the payment date. The timing and amount of any future distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our board of directors. The Company is no longer issuing new shares except for shares issued pursuant to the DRIP. See “Distribution Reinvestment Plan.”

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Taxation

We have elected to be treated as a RIC under Subchapter M of the Code commencing with our tax year ended December 31, 2011, and intend to maintain our qualification as a RIC thereafter. As a RIC, we generally will not be subject to corporate- level U.S. federal income taxes on any income that we distribute as dividends for U.S. federal income tax purposes to our stockholders. To maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to maintain RIC tax treatment, we must distribute to our stockholders, for each tax year, an amount equal to at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss and determined without regard to any deduction for dividends paid, or the annual distribution requirement. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to state, local and foreign taxes.

Additionally, in order to avoid the imposition of a U.S. federal excise tax, we are required to distribute, in respect of each calendar year, dividends to our stockholders of an amount at least equal to the sum of 98% of our calendar year net ordinary income (taking into account certain deferrals and elections); 98.2% of our capital gain net income (adjusted for certain ordinary losses) for the one year period ending on October 31 of such calendar year; and any net ordinary income and capital gain net income for preceding calendar years that were not distributed during such calendar years and on which we previously did not incur any U.S. federal income tax. If we fail to qualify as a RIC for any reason and become subject to corporate tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and our stockholders. In addition, we could be required to recognize unrealized gains, incur substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC. We cannot assure stockholders that they will receive any distributions. See “Certain U.S. Federal Income Tax Considerations.”

Corporate Information

Our principal executive offices are located at 9 West 57th Street, 49th Floor, Suite 4920, New York, New York, 10019. We maintain a website at www.bdcofamerica.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

FEES AND EXPENSES

The following table is intended to assist you in understanding the fees and expenses that an investor in this follow-on offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Business Development Corporation of America,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses:

Expenses (as a percentage of offering price)(1)
Sales load to dealer manager(1)	0%
Offering expenses(1)	0%
Distribution reinvestment plan expenses(2)	—
Total stockholder transaction expenses	0%

Annual expenses (as a percentage of net assets attributable to common stock)(1)
Management fee(3)	2.61%
Incentive fees(4)	1.32%
Interest payments on borrowed funds(5)	2.93%
Other expenses(6)	0.90%
Acquired fund fees and expenses(7)	0.03%
Total Annual Expenses(8)	7.79%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above and have excluded performance-based incentive fees.

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	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return:	$65	$191	$312	$597
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return including income incentive fees:	$78	$226	$365	$676

This example should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under the investment management agreement, which, assuming a 5% annual return, would either not be payable or would have a de minimis effect, is nonetheless included in the example for illustrative purposes based upon the estimated annual expenses relating thereto as set forth above. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses and returns to our investors would be higher.

In addition, the example assumes no sales load. Also, the example assumes reinvestment of all dividends at net asset value.

(1)	Other than shares issued pursuant to the DRIP and shares issued pursuant to any private placements, we are no longer issuing any new shares of common stock in a continuous public offering. As a result, there are no selling commissions, dealer manager fees or other sales charges to a stockholder to reflect in this table.

(2)	The expenses of administering the DRIP are included in “Other expenses.”

(3)	Our management fee under the Investment Advisory Agreement will be payable quarterly in arrears, and will be calculated at an annual rate of 1.5% of the average value of our gross assets.

(4)	This percentage is based on the incentive fees of $19.7 million earned by our Adviser for the year ended December 31, 2017 and reported in our annual report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 Form 10-K”). Based on our average net assets of $1.5 billion for the year ended December 31, 2017, the incentive fees earned by our Adviser represented approximately 1.32% of our total annual expenses.

(5)	We may borrow funds to make investments. The costs associated with borrowing will be indirectly borne by our investors. The figure in the table is based on actual interest and credit facility financing expenses of $43.9 million as reported in our 2017 Form 10-K.

(6)	Other expenses, including expenses incurred in connection with administering our business, are based on estimated amounts for the following twelve months. Such expenses include, but are not limited to, accounting, legal and auditing fees, fees payable to our independent directors and expenses relating to our credit facilities.

(7)	The Company’s stockholders indirectly bear the expenses of underlying funds or other investment vehicles that would be investment companies under section 3(a) of the Investment Company Act but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act of 1940 (“Acquired Funds”) in which the Company invests. Future fees and expenses for Acquired Funds may be substantially higher or lower because certain fees and expenses are based on the performance of Acquired Funds, which may fluctuate over time.

(8)	Total annual expenses as a percentage of net assets would be 7.79%.

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SELECTED FINANCIAL DATA

The following selected financial data of Business Development Corporation of America and its subsidiaries as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 is derived from our audited financial statements. This financial data should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of and For the Year Ended December 31, 2017	As of and For the Year Ended December 31, 2016	As of and For the Year Ended December 31, 2015	As of and For the Year Ended December 31, 2014	As of and For the Year Ended December 31, 2013
(Dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Total investment income	$223,820	$229,658	$195,846	$138,281	$31,393
Total expenses net of expense waivers (1)	116,161	108,521	81,690	51,994	18,301
Income tax expense, including excise tax	1,619	1,140	-	-	-
Net investment (income) loss attributable to non-controlling interests	29	19	-	(68)	-
Net investment income	106,011	119,978	114,156	86,355	13,092
Net realized and unrealized gain (loss) on investments and total return swap, net of deferred taxes	(27,651)	(26,892)	(103,576)	(6,155)	29,652
Net change in unrealized (appreciation) depreciation attributable to non-controlling interests	29	1,316	(2,527)	(660)	-
Net increase in net assets resulting from operations	$78,389	$94,402	$8,053	$79,540	442,744
Consolidated Per Share Data:
Net investment income	$0.59	$0.67	$0.66	$0.71	$0.36
Net realized and unrealized gain (loss) on investments and total return swap, net of deferred taxes	$(0.15)	$(0.14)	$(0.60)	$(0.05)	$0.81
Net increase in net assets resulting from operations	$0.44	$0.52	$0.05	$0.65	$1.17
Distributions declared [1]	$0.76	$0.87	$0.87	$0.87	$0.85
Consolidated Statements of Assets and Liabilities Data:
Total assets	$2,652,514	$2,616,306	$2,490,755	$2,187,942	$841,641
Borrowings outstanding	$1,041,149	$915,497	$842,238	$618,712	$132,687
Total net assets	1,494,516	1,529,734	1,610,485	1,535,423	627,903

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	As of and For the Year Ended December 31, 2017	As of and For the Year Ended December 31, 2016	As of and For the Year Ended December 31, 2015	As of and For the Year Ended December 31, 2014	As of and For the Year Ended December 31, 2013
Other data:
Total return(2)	5.24%	6.02%	0.67%	7.63%	14.12%
Number of portfolio company investments at year end	157	135	125	110	83
Weighted average yield on investments at year end (3)	8.9%	9.7%	9.9%	10.8%	9.7%

(1)	Expenses are net of expense waivers for the years ended December 31, 2015, 2014 and 2013, the amounts waived were $3,534, $1,335 and $1,827, respectively. No expenses were waived for the years ended December 31, 2017 and 2016.

(2)	Total return is calculated assuming a purchase of shares of common stock at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the DRIP. The total return based on net asset value for the years ended December 31, 2017, December 31, 2016, December 31, 2015, December 31, 2014 and December 31, 2013, includes the effect of expense waivers and reimbursements which equaled 0.00%, 0.00%, 0.22%, 0.11% and 0.51%, respectively.

(3)	Inclusive of TRS Loans, for the years ended December 31, 2014, and 2013. The TRS was liquidated during the year ended December 31, 2014.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment in the Company, you should carefully consider the following risk factors. The risks and uncertainties set forth below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also impair our business operations. If any of the following risks were to occur, our business, financial condition or could be materially adversely affected. In such case, the net asset value of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Structure

Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.

The current worldwide financial market situation, as well as various social and political tensions in the United States (“U.S.”) and around the world, may contribute to increased market volatility, may have long-term effects on the U.S. and worldwide financial markets, and may cause economic uncertainties or deterioration in the U.S. and worldwide. The U.S. and global capital markets experienced extreme volatility and disruption during the economic downturn that began in mid-2007, and the U.S. economy was in a recession for several consecutive calendar quarters during the same period. In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt, which created concerns about the ability of certain nations to continue to service their sovereign debt obligations. Risks resulting from such debt crisis, including any austerity measures taken in exchange for bailout of certain nations, and any future debt crisis in Europe or any similar crisis elsewhere could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in certain countries and the financial condition of financial institutions generally. In June 2016, the United Kingdom (“U.K.”) held a referendum in which voters approved an exit from the European Union (“Brexit”), and, accordingly, on February 1, 2017, the U.K. Parliament voted in favor of allowing the U.K. government to begin the formal process of Brexit. Brexit created political and economic uncertainty and instability in the global markets (including currency and credit markets), and especially in the United Kingdom and the European Union, and this uncertainty and instability may last indefinitely. There is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal and monetary policies of foreign nations, such as Russia and China, and volatility in the Chinese stock markets and global markets for commodities may have a severe impact on the worldwide and U.S. financial markets.

As a result of the 2016 U.S. election, the Republican Party currently controls both the executive and legislative branches of government, which increases the likelihood that legislation may be adopted that could significantly affect the regulation of U.S. financial markets. Areas subject to potential change, amendment or repeal include the Dodd-Frank Wall Street Reform and Consumer Protection Act and the authority of the Federal Reserve and the Financial Stability Oversight Council. The U.S. may also potentially withdraw from or renegotiate various trade agreements and take other actions that would change current trade policies of the U.S. We cannot predict which, if any, of these actions will be taken or, if taken, their effect on the financial stability of the U.S. Such actions

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could have a significant adverse effect on our business, financial condition and results of operations. We cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets or on our investments. We monitor developments and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.

Future disruptions or instability in capital markets could negatively impact our ability to raise capital, and have a material adverse effect on our business, financial condition and results of operations.

From time to time, the global capital markets may experience periods of disruption and instability, which could materially and adversely impact the broader financial and credit markets and reduce the availability to us of debt and equity capital. For example, between 2008 and 2009, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market and the failure of major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, caused extreme economic uncertainty and significantly reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While market conditions have experienced relative stability in recent years, there have been continuing periods of volatility and there can be no assurance that adverse market conditions will not repeat themselves in the future.

Future volatility and dislocation in the capital markets could create a challenging environment in which to raise or access capital. For example, the re-appearance of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms. Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity) and impairments of the market values or fair market values of our investments, even if unrealized, must be reflected in our consolidated financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. With certain limited exceptions, we are only allowed to borrow amounts or issue debt securities if our asset coverage, complies with the threshold set forth in the 1940 Act (currently at least 200% immediately after such borrowing). Equity capital may also be difficult to raise during periods of adverse or volatile market conditions because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our stockholders and our independent directors. If we are unable to raise capital or refinance existing debt on acceptable terms, then we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. Significant changes in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes.

Uncertainty with respect to the financial stability of the United States and several countries in the European Union (“EU”) could have a significant adverse effect on our business, financial condition and results of operations.

In August 2011, Standard & Poor Financial Services LLC’s Ratings Services (“S&P”) lowered its long-term sovereign credit rating on the U.S. from “AAA” to “AA +,” which was affirmed by S&P in June 2013. Moody’s Investor Service, Inc. and Fitch Ratings, Inc. have also warned that they may downgrade the U.S. federal government’s credit rating. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. Recent U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the U.S. In the future, the U.S. government may not be able to meet its debt payments unless the federal debt ceiling is raised. On February 9, 2018, the federal debt limit was suspended until March 1, 2019. If, prior to such date, legislation increasing the debt ceiling is not enacted and the debt ceiling is reached, the U.S. federal government may stop or delay making payments on its obligations, which could negatively impact the U.S. economy and our portfolio companies. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions, further downgrades or warnings by S&P or other rating agencies, and the U.S. government’s credit and deficit concerns in general, including issues around the federal

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debt ceiling, could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms.

In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which created concerns about the ability of these nations to continue to service their sovereign debt obligations. In January 2012, S&P lowered its long-term sovereign credit rating for France, Italy, Spain and six other European countries, which has negatively impacted global markets and economic conditions. In addition, in April 2012, S&P further lowered its long-term sovereign credit rating for Spain. While the financial stability of such countries has improved, risks resulting from any future debt crisis in Europe or any similar crisis could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these countries and the financial condition of U.S. and European financial institutions. Market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, could negatively impact the global economy, and there can be no assurance that assistance packages will be available, or if available, will be sufficient to stabilize countries and markets in Europe. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, or other credit factors, our business, financial condition and results of operations could be significantly and adversely affected.

It is unclear how increased regulatory oversight and changes in the method for determining London Inter-Bank Offered Rate ("LIBOR") may affect the value of the financial obligations to be held or issued by us that are linked to LIBOR, or how such changes could affect our results of operations or financial condition.

As a result of concerns about the accuracy of the calculation of LIBOR, a number of British Bankers’ Association, or BBA, member banks entered into settlements with certain regulators and law enforcement agencies with respect to the alleged manipulation of LIBOR, and there are ongoing investigations by regulators and governmental authorities in various jurisdictions. Following a review of LIBOR conducted at the request of the U.K. government, on September 28, 2012, recommendations for reforming the setting and governing of LIBOR were released, which are referred to as the Wheatley Review. The Wheatley Review made a number of recommendations for changes with respect to LIBOR, including the introduction of S-5 statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of the compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate-setting and a reduction in the number of currencies and tenors for which LIBOR is published. Based on the Wheatley Review and on a subsequent public and governmental consultation process, on March 25, 2013, the U.K. Financial Services Authority (“FCA”) published final rules for the U.K. Financial Conduct Authority’s regulation and supervision of LIBOR, which are referred to as the FCA Rules. In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. The FCA Rules took effect on April 2, 2013. It is uncertain what additional regulatory changes or what changes, if any, in the method of determining LIBOR may be required or made by the U.K. government or other governmental or regulatory authorities. Accordingly, uncertainty as to the nature of such changes may adversely affect the market for or value of any LIBOR-linked securities, loans, derivatives and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations. On July 27, 2017, the Chief Executive of the FCA announced that LIBOR would be phased out of use after the calendar year ending 2021. It is uncertain what the effect of such phase out will be on financial instruments that utilize LIBOR or what the form any replacement index will take. The process of phasing out LIBOR, in addition to, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, derivatives and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations.

The amount of any distributions we pay is uncertain. Our distributions to our stockholders may exceed our earnings. Therefore, portions of the distributions that we pay may represent a return of capital to you which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets. A return of capital is a return of your initial investment in the Company rather than earnings or gains derived from our investment activities. We may not be able to pay you distributions, and our distributions may not grow over time.

We intend to declare distributions quarterly and pay distributions on a monthly basis. We will pay these distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a targeted level of distributions or year-to-year increases in distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described herein. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC can limit our ability to pay distributions. All distributions will be paid at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our board of directors may deem relevant from time-to-time.

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We cannot assure you that we will pay distributions to our stockholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our offerings of our common stock or from borrowings in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares. Distributions from the proceeds of our offerings of common stock or from borrowings also could reduce the amount of capital we ultimately invest in interests of portfolio companies. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from our public offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). There can be no assurance that we will be able to sustain distributions at any particular level or at all.

Price declines in the large corporate leveraged loan market may adversely affect the fair value of debt securities we hold, reducing our net asset value through increased net unrealized depreciation.

Prior to the onset of the financial crisis, CLOs, a type of leveraged investment vehicle holding corporate loans, hedge funds and other highly leveraged investment vehicles, comprised a substantial portion of the market for purchasing and holding senior secured and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, it is our understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure. While prices have appreciated measurably in recent years, conditions in the large corporate leveraged loan market may experience similar disruptions or distortions in the future, which may cause pricing levels to decline similarly or be volatile. As a result, we may suffer unrealized depreciation and could incur realized losses in connection with the sale of debt securities we hold, which could have a material adverse impact on our business, financial condition and results of operations.

Our ability to achieve our investment objective depends on our Adviser’s and its affiliates’ ability to manage and support our investment process. If our Adviser were to lose any members of its senior management team, our ability to achieve our investment objective could be significantly harmed.

We are externally managed and depend upon the investment expertise, diligence, skill and network of business contacts of our Adviser. We also depend, to a significant extent, on our Adviser’s access to the investment professionals and the information and deal flow generated by such investment professionals in the course of its investment and portfolio management activities. Our Adviser evaluates, negotiates, structures, closes, monitors and services our investments. Our success depends to a significant extent on the continued service and coordination of our Adviser, including its key professionals. The departure of a significant number of our Adviser’s or its affiliates’ key professionals could have a materially adverse effect on our ability to achieve our investment objective. Additionally, changes in ownership or management practices, the occurrence of adverse events affecting our Adviser or its affiliates or other companies advised by our Adviser and its affiliates could create adverse publicity and adversely affect us and our relationship with investment banks, business brokers, loan syndication and trading desks and other investment counterparties. In addition, we can offer no assurance that our Adviser will remain our investment adviser or that we will continue to have access to our Adviser’s or its affiliates’ investment professionals or their information and deal flow.

Because our business model depends to a significant extent upon relationships with investment banks, business brokers, loan syndication and trading desks, and commercial banks, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

Our Adviser depends on its relationship with private equity firms, investment banks, business brokers, loan syndication and trading desks, and commercial banks, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our Adviser fails to maintain its existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom our Adviser’s professionals have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We will compete for investments with other BDCs and investment funds (including private equity funds and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, also make investments in middle market private U.S. companies. As a result of these new

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entrants, competition for investment opportunities in private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. We believe a significant part of our competitive advantage stems from the fact that the market for investments in private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

Our business and operations could be negatively affected if we become subject to any securities litigation or stockholder activism, which could cause us to incur significant expense, hinder execution of investment strategy and impact our stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing in the BDC space recently. While we are currently not subject to any securities litigation or stockholder activism, due to the potential volatility of our stock price and for a variety of other reasons, we may in the future become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert the attention of management and our board of directors’ attention and resources from our business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and stockholder activism matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

A significant portion of our investment portfolio is recorded at fair value as determined in good faith by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there are no readily available market quotations, at fair value, as determined by our board of directors. However, the majority of our investments are not publicly traded or actively traded on a secondary market. As a result, we value these securities quarterly at fair value as determined in good faith by our board of directors.

The determination of fair value, and thus the amount of unrealized losses we may incur in any year, is to a degree subjective, and our Adviser has a conflict of interest in providing input to the board of directors in making this determination. We expect to value our securities quarterly at fair value as determined in good faith by our board of directors based on input from our Adviser and at such other times as may be required to comply with the requirements of the 1940 Act. Our board of directors may utilize the services of an independent third-party valuation firm to aid it in determining the fair value of any securities. The types of factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments on indebtedness and its earnings, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow, current market interest rates and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value by our board of directors may differ materially from the values that would have been used if an active market and market quotations existed for these investments. Our net asset value could be adversely affected if the determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such investments. See “Determination of Net Asset Value.”

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval if it determines that doing so will be in the best interests of stockholders. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business,

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net asset value, operating results and value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we have significant flexibility in investing the net proceeds of our offering and may use the net proceeds from our offering in ways with which our stockholders may not agree or for purposes other than those contemplated at the time of our offering.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs and face other significant risks associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire our Adviser’s assets and personnel. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such internalization transaction. Such consideration could take many forms, including cash payments, promissory notes and shares of our common stock. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the earnings per share attributable to your investment.

In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to our Adviser under the Investment Advisory Agreement, we would incur the compensation and benefits costs of our officers and other employees and consultants that we now expect will be paid by our Adviser or its affiliates. We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our Adviser, our earnings per share would be lower as a result of the internalization than they otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares. As currently organized, we will not have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth herein and may result in our investment focus shifting from the areas of expertise of our Adviser to other types of investments in which our Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes- Oxley Act may adversely affect us.

We are subject to the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and the related rules and regulations promulgated by the SEC. Under current SEC rules, our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. This process requires us to incur significant additional expenses and diverts management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We may experience fluctuations in our quarterly results.

We may experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, variations in the interest rates on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

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Terrorist attacks, acts of war or natural disasters may impact our portfolio companies and harm our business, operating results and financial condition.

Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of our portfolio companies. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact our portfolio companies and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

We depend upon information systems, and systems failures could significantly disrupt our business, which may, in turn, negatively affect the value of our common stock and our ability to pay distributions.

We depend upon the communications and information systems of the Adviser and its affiliates as well as certain other third-party service providers. We, and our third-party service providers, are susceptible to operational and information security risks. While our third-party service providers have procedures in place with respect to information security, their technologies may become the target of cyber attacks or information security breaches that could result in the unauthorized gathering, monitoring, release, misuse, loss or destruction of our and/or our stockholders’ confidential and other information, or otherwise disrupt our operations or those of our third-party service providers. Disruptions or failures in the physical infrastructure or operating systems that our third-party service providers, cyber attacks or security breaches of the networks, systems or devices that our third-party service providers use to service our operations, or disruption or failures in the movement of information between service providers could disrupt and impact the service providers’ and our operations, potentially resulting in financial losses, the inability of our stockholders to transact business and of us to process transactions, inability to calculate our NAV, misstated or unreliable financial data, violations of applicable privacy and other laws, regulatory fines, penalties, litigation costs, increased insurance premiums, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. Our third-party service providers’ policies and procedures with respect to information security have been established to seek to identify and mitigate the types of risk to which we and our third-party service providers are subject. As with any risk management system, there are inherent limitations to these policies and procedures as there may exist, or develop in the future, risks that have not been anticipated or identified. There can be no assurance that we or our third-party service providers will not suffer losses relating to information security breaches (including cyber attacks) or other disruptions to information systems in the future.

Our business could suffer in the event our Adviser or any other party that provides us with services essential to our operations experiences system failures or cyber-incidents or a deficiency in cybersecurity.

Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for the internal information technology systems of our Adviser and other parties that provide us with services essential to our operations, these systems are vulnerable to damage from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business.

A cyber-incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of information resources. More specifically, a cyber-incident is an intentional attack or an unintentional event that can result in third parties gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As reliance on technology in our industry has increased, so have the risks posed to the systems of our Adviser and other parties that provide us with services essential to our operations, both internal and those that have been outsourced. In addition, the risk of a cyber- incident, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted attacks and intrusions evolve and generally are not recognized until launched against a target. In some cases such attacks and intrusions are designed not to be detected and, in fact, may not be detected.

The remediation costs and lost revenues experienced by a victim of a cyber-incident may be significant and significant resources may be required to repair system damage, protect against the threat of future security breaches or to alleviate problems caused by any breaches, including reputational harm, loss of revenues and litigation. In addition, a security breach or other significant disruption involving the information technology networks and related systems of our Adviser or any other party that provides us with services essential to our operations could:

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result in misstated financial reports, violations of loan covenants, missed reporting deadlines;

affect our ability to properly monitor our compliance with the rules and regulations regarding our qualification as a RIC;

result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information, which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;

result in liability to us for claims by stockholders and third-parties;

require significant management attention and resources to remedy any damages that result; or

adversely impact our reputation among investors.

Although our Adviser and other parties that provide us with services essential to our operations intend to continue to implement industry-standard security measures, there can be no assurance that those measures will be sufficient, and any material adverse effect experienced by our Adviser and other parties that provide us with services essential to our operations could, in turn, have an adverse impact on us.

To the extent that our Adviser serves as a “joint bookrunner” in connection with the underwriting of a loan or other security to be acquired, it may be subject to underwriter liability under the federal securities laws. This liability can be managed principally through the exercise of due diligence regarding any such offering. In addition, if it acts as joint bookrunner for a loan or other securities offering and is not successful in syndicating the loan or offering, our Adviser may acquire a larger amount of the subject securities than it had planned, and it may be required to hold such loan or security for a longer period than it had anticipated.

It could be determined that our Adviser is serving as a joint bookrunner in connection with offerings of loans or other securities in connection with providing investment advisory services to us in connection with our ongoing operations and the management of our portfolio. A joint bookrunner is one of multiple lead managers of a securities issuance which syndicates the issuance of securities with other bookrunners and syndicate firms to lower the risk of selling the security for each syndicate member. In acting as a joint bookrunner, our Adviser may be required to perform due diligence on certain offerings before they are syndicated and sold, subjecting our Adviser to underwriter liabilities under federal securities laws in connection with the offer and sale of such securities. Furthermore, in leading an underwriting syndicate, our Adviser, in acting as a joint bookrunner, could be obligated to sell a large portion of an offering of securities should it be unable to put together a substantial enough underwriting syndicate, perhaps obligating it to hold such security for a longer period of time than it had originally anticipated. By being deemed a joint bookrunner, our Adviser would be obligated to perform duties for other lenders or investors while still managing our portfolio, thus reducing the amount of time it allocates to us and subjecting it to potential liabilities and financial obligations.

We could potentially be involved in litigation arising out of our operations in the normal course of business.

We may, from time to time, be involved in litigation arising out of our operations in the normal course of business or otherwise. Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. While the outcome of any current legal proceedings cannot at this time be predicted with certainty, we do not expect any current matters will materially affect our financial condition or results of operations; however, there can be no assurance whether any pending legal proceedings will have a material adverse effect on our financial condition or results of operations in any future reporting period.

Risks Related to our Adviser and its Affiliates

We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

The Investment Advisory Agreement entitles our Adviser to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

We expect that any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. Pursuant to the Investment Advisory Agreement, our Adviser will not be under any obligation to reimburse us for any

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part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the debt instrument that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

Moreover, to the extent that we are required to recognize in our taxable income such interest income that has been accrued but not yet paid, our payment of incentive fees to the Adviser on such income may make it difficult to meet (or may further amplify existing difficulties in meeting) the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. Federal income tax. For additional discussion regarding the tax implications of a RIC, see “Risk Factors - We may be subject to corporate-level U.S. federal taxes if we fail to maintain our qualification as a RIC.”

The time and resources that individuals and the executive officers of our Adviser devote to us may be diverted and we may face additional competition due to the fact that neither our Adviser nor its affiliates are prohibited from raising money for or managing another entity that makes the same types of investments that we target.

Affiliates and executive officers of the Adviser currently manage other investment entities and are not prohibited from raising money for and managing future investment entities that make the same types of investments as those we target. As a result, the time and resources that the executive officers and individuals employed by the Adviser and its affiliates devote to us may be diverted, and during times of intense activity in other areas of business, they may devote less time and resources to our business than is necessary or appropriate.

There are significant potential conflicts of interest that could impact our investment returns.

We pay management and incentive fees to our Adviser and reimburse our Adviser for certain expenses it incurs on our behalf. In addition, investors in our common stock invest on a gross basis and receive distributions on a net basis after expenses, resulting in a lower rate of return than one might achieve through direct investments.

The part of the incentive fee payable by us that relates to our pre-incentive fee net investment income is computed and paid on income that may include interest that is accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible.

Our fee structure may induce our Adviser to make speculative investments or incur debt.

The incentive fee payable by us to our Adviser may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which this incentive fee is determined may encourage the Adviser to use leverage to increase the return on our investments. In addition, the fact that our management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage our Adviser to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our common stock. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns.

In selecting and structuring investments appropriate for us, our Adviser will consider our investment and tax objectives and those of our stockholders as a whole, not the investment, tax or other objectives of any stockholder individually.

Our stockholders may have conflicting investment, tax and other objectives with respect to their investments in us. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of our investments, the structure or the acquisition of our investments, and the timing of the disposition of our investments. As a consequence, conflicts of interest may arise in connection with decisions made by our Adviser, including with respect to the nature or structuring of our investments, that may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders’ individual tax situations.

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Our Adviser can resign on 60 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

Our Adviser has the right to resign under the Investment Advisory Agreement at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If our Adviser were to resign, we may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our business, financial condition, results of operations and cash flows as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Adviser and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

Our Administrator can resign on 60 days’ notice, and we may not be able to find a suitable replacement, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

Our Administrator has the right to resign under the New Administration Agreement at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If our Administrator resigns, we may not be able to find a new administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and administrative activities is likely to suffer if we are unable to identify and reach an agreement with a service provider or individuals with the expertise possessed by our Administrator. Even if we are able to retain a comparable service provider or individuals to perform such services, whether internal or external, their integration into our business and lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

Risks Related to Business Development Companies

Our failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation.” Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. We may also be required to re-classify investments previously identified as qualifying assets as non-qualifying assets due to a change in the underlying business, a change in law or regulation, or for other reasons. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us either to dispose of investments at an inopportune time or to refrain from making additional investments to comply with the 1940 Act. If we were forced to sell non-qualifying investments in our portfolio for compliance purposes, the proceeds from such sales could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a registered closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

We may need to access the capital markets periodically to raise cash to fund new investments. We may also issue “senior securities,” including borrowing money from banks or other financial institutions, in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. Recent legislative changes could allow us, subject to certain conditions, to utilize additional leverage such that our asset coverage ratio would be required to only reach 150%. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability compared to other companies to profit from favorable spreads between the rates at which we can borrow and the

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rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately owned competitors, which may lead to greater stockholder dilution.

We have incurred leverage to generate capital to make additional investments. If the value of our assets declines, we may be unable to satisfy the asset coverage test under the 1940 Act, which could prohibit us from paying distributions and could prevent us from being subject to tax as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales and repayments may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price per share, after deducting selling commissions and dealer manager fees, that is below net asset value per share, which may be a disadvantage as compared to other public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if (1) our board of directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and (2) our stockholders in general, as well as those stockholders that are not affiliated with us approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the fair value of such securities.

Our ability to enter into transactions with our affiliates is restricted.

The 1940 Act generally prohibits BDCs from entering into negotiated co-investments with affiliates absent an order from the SEC. Unless otherwise provided in the allocation policy, if an investment opportunity is appropriate for both us and other investment funds, the investment opportunity requires more than the price to be negotiated and cannot be effected pursuant to the terms of our Order, the investment opportunity will be made available to the other investment fund or us on an alternating basis based on the date of closing of each such investment opportunity and each fund’s available capital. As a result, the Adviser and/ or its affiliates may face conflicts in allocating investment opportunities between us and such other entities. Although the Adviser and its affiliates will endeavor to allocate investment opportunities in a fair and equitable manner and consistent with applicable allocation procedures, it is possible that, in the future, we may not be given the opportunity to participate in investments made by investment funds managed by the Adviser or its affiliates.

On August 5, 2015, we received exemptive relief from the SEC that permits us greater flexibility to negotiate the terms of co-investments if our board of directors determines that it would be advantageous for us to co-invest with other accounts sponsored or managed by the Adviser or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Under the terms of this exemptive relief, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our eligible directors is required to make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching in respect of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment strategies and policies. We believe that co-investment by us and accounts sponsored or managed by the Adviser and its affiliates affords us additional investment opportunities and an ability to achieve greater diversification.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of shares of our common stock will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as management fees, incentive fees and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. In order to maintain our RIC tax treatment we must distribute to our stockholders on a timely basis generally an amount equal to at least 90% of our investment company taxable income, determined without regard to any deduction for dividends paid, and the amounts of such distributions will therefore not be available to fund investment originations or to repay maturing debt. In addition, with certain limited exceptions, we are only allowed to borrow amounts or issue debt securities or preferred stock, which we refer to collectively as “senior securities,” such that our asset coverage, as calculated pursuant to the 1940 Act, equals at least 200% immediately after such borrowing, which, in certain circumstances, may restrict our ability to borrow or issue debt securities or preferred stock. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to achieve portfolio

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diversification and our investment objective, which may negatively impact our results of operations and reduce our ability to pay distributions to our stockholders.

Risks Related to Our Investments

Our investments in portfolio companies may be risky, and we could lose all or part of our investment.

We invest primarily in first and second lien senior secured loans and mezzanine debt and selected equity investments issued by middle market companies.

First and Second Lien Senior Secured Loans. When we make senior secured loans, we will generally take a security interest in the available assets of these portfolio companies, including the equity interests of their subsidiaries. We expect this security interest to help mitigate the risk that we will not be repaid. However, there is a risk that the collateral securing our loans may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Finally, applicable bankruptcy laws may adversely impact the timing and methods used by us to liquidate collateral securing our loans, which could adversely affect the collectability of such loans. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

Mezzanine Debt. Our mezzanine debt investments will generally be subordinated to senior loans and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal which could lead to the loss of our entire investment.

These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our stockholders to non-cash income. Since we will not receive any principal repayments prior to the maturity of some of our mezzanine debt investments, such investments will be of greater risk than amortizing loans.

Equity Investments. We expect to make selected equity investments, such as direct equity investments, including controlling investments, warrants or other equity securities. In addition, when we invest in first and second lien senior loans or mezzanine debt, we may acquire warrants to purchase equity securities. Our goal is ultimately to dispose of these equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We intend to seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

More generally, investing in private companies involves a number of significant risks, including that they: may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment; have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns; are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us; generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers and directors and employees of our Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

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Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We invest primarily in first and second lien senior secured loans, mezzanine debt, preferred equity and common equity issued by middle market companies. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we intend to generally structure our directly-originated investments as senior loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower.

Second priority liens on collateral securing our loans may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

A portion of our loans are secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by us under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before we receive anything. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors.

There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against our remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with more senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

We generally will not control our portfolio companies.

We generally will not control our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

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Our investments in a portfolio company, whether debt, equity, or a combination thereof, may lead to our receiving material non-public information (“MNPI”) or obtaining ‘control’ of the target company. Our ability to exit an investment where we have MNPI or control could be limited and could result in a realized loss on the investment.

If we receive MNPI, or a controlling interest in a portfolio company, our ability to divest ourselves from a debt or equity investment could be restricted. Causes of such restriction could include market factors, such as liquidity in a private stock, or limited trading volume in a public company’s securities, or regulatory factors, such as the receipt of MNPI or insider blackout periods, where we are under legal obligation not to sell. Additionally, we may choose not to take certain actions to protect a debt investment in a control investment portfolio company. As a result, we could experience a decrease in the value of our portfolio company holdings and potentially incur a realized loss on the investment.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of the portfolio companies in which we may invest may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured or second lien secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

In addition, while we believe that these conditions also afford attractive opportunities to make investments, future financial market uncertainty could lead to further financial market disruptions and could further adversely impact our ability to obtain financing and the value of our investments.

The effect of global climate change may impact the operations of our portfolio companies.

There may be evidence of global climate change. Climate change creates physical and financial risk and some of our portfolio companies may be adversely affected by climate change. For example, the needs of customers of energy companies vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, energy use could increase or decrease depending on the duration and magnitude of any changes. Increases in the cost of energy could adversely affect the cost of operations of our portfolio companies if the use of energy products or services is material to their business. A decrease in energy use due to weather changes may affect some of our portfolio companies’ financial condition, through decreased revenues. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions. Energy companies could also be affected by the potential for lawsuits against or taxes or other regulatory costs imposed on greenhouse gas emitters, based on links drawn between greenhouse gas emissions and climate change.

In December 2015 the United Nations, of which the U.S. is a member, adopted a climate accord (the “Paris Agreement”) with the long-term goal of limiting global warming and the short-term goal of significantly reducing greenhouse gas emissions. The U.S. subsequently ratified the Paris Agreement, and it entered into force on November 4, 2016. In June 2017, the U.S. announced an intention to withdraw from the agreement, but the earliest effective withdrawal date for the U.S. under the Paris Agreement is November 2020. As a result, some of our portfolio companies may become subject to new or strengthened regulations or legislation which could increase their operating costs and/or decrease their revenues. Increased environmental regulation and the resulting regulatory compliance costs may also make it difficult for our portfolio companies to expand their businesses into non-U.S. countries, which could result in decreased capital resources and financial outlook for our portfolio companies.

Defaults by our portfolio companies will harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

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An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies.

We intend to invest in corporate debt of middle market companies, including privately-held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. Second, the investments themselves tend to be less liquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. Finally, little public information generally exists about private companies. Further, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of our Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns.

The disposition of our investments may result in contingent liabilities.

A significant portion of our investments involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. These arrangements may result in contingent liabilities that ultimately result in funding obligations that we must satisfy through our return of payments previously paid to us.

The lack of liquidity in our investments may adversely affect our business.

We invest in companies whose securities are typically not publicly traded, and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. As a result, we do not expect to achieve liquidity in our investments in the near-term. We expect that our investments will generally be subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. The illiquidity of most of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses. With respect to our investments in investment funds that calculate a net asset value per share, there can be no assurance that we will be able to sell such investments at a price equal to its net asset value per share and we may ultimately sell such investments at discount to its net asset value per share.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid, and we could experience significant delays in reinvesting these amounts. Alternative future investments in new portfolio companies may also be at lower yields than the debt that was repaid and will, in any case, require additional Adviser time. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

We may not have the funds or ability to make additional investments in our portfolio companies.

We may not have the funds or ability to make additional investments in our portfolio companies. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

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We may concentrate our investments in companies in a particular industry or industries.

In the event we concentrate our investments in companies in a particular industry or industries, any adverse conditions that disproportionately impact that industry or industries may have a magnified adverse effect on our operating results.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond our asset diversification requirements as a RIC under the Code, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies.

Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect.

We expect that a portion of its portfolio will consist of equity and junior debt investments in CLOs, which involve a number of significant risks. CLOs are typically highly leveraged up to approximately 10 times, and therefore the junior debt and equity tranches in which we will invest in are subject to a higher risk of total loss. In particular, investors in CLOs indirectly bear risks of the underlying debt investments held by such CLOs. We may have the right to receive payments only from the CLOs, and does not have direct rights against the issuer or the entity that sold the assets to be securitized. Although it is difficult to predict whether the prices of indices and securities underlying CLOs will rise or fall, these prices, and therefore, the prices of the CLOs, will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally.

The investments we make in CLOs are thinly traded or have only a limited trading market. CLO securities are typically privately offered and sold, in the primary and secondary markets. As a result, investments in CLOs may be characterized as illiquid securities. In addition to the general risks associated with investing in debt securities, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from the underlying loans will not be adequate to make interest or other payments; (i) the quality of the underlying loans may decline in value or default; and (iii) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the CLO or unexpected investment results. Further, our investments in equity and junior debt tranches of CLOs are subordinate to the senior debt tranches thereof.

Investments in structured vehicles, including equity and junior debt instruments issued by CLOs, involve risks, including credit risk and market risk. Changes in interest rates and credit quality may cause significant price fluctuations. Additionally, changes in the underlying loans held by a CLO may cause payments on the instruments we hold to be reduced, either temporarily or permanently. Structured investments, particularly the subordinated interests in which we invest, are less liquid than many other types of securities and may be more volatile than the loans underlying the CLOs in which we invest.

CLO investments are subject to interest rate risk.

A majority of the assets in a CLO’s portfolio are floating rate loans which are sensitive to interest rate levels and volatility. Although CLOs are generally structured to mitigate the risk of interest rate mismatch, there may be some difference between the timing of interest rate resets on these floating rate loans and liabilities of a CLO. Such a mismatch in timing could have a negative effect on the amount of funds distributed to CLO equity. In addition, CLOs may not be able to enter into hedge agreements, even if it may otherwise be in the best interests of the CLO to hedge such interest rate risk. Furthermore, in the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses that may adversely affect the CLO investments held by the Company.

CLOs typically will have no significant assets other than their underlying loans; payments on CLO investments are and will be payable solely from the cash flows from such loans.

CLOs typically will have no significant assets other than their underlying loans. Accordingly, payments on Collateralized Securities are and will be payable solely from the cash flows from such underlying loans, net of all management fees and other expenses. Payments to us as a holder of Collateralized Securities are subject to payments received on the underlying loans. This means that relatively small numbers of defaults of underlying loans may adversely impact our returns.

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Collateralized Securities are exposed to leveraged credit risk.

We may be in a subordinated position with respect to realized losses on the loans in CLOs. The leveraged nature of CLOs, in particular, magnifies the adverse impact of loan defaults. Collateralized Securities represent a leveraged investment with respect to the underlying loans. Therefore, changes in the market value of Collateralized Securities could be greater than the change in the market value of the underlying loans, which are subject to credit, liquidity and interest rate risk.

There is the potential for interruption and deferral of cash flow from CLO investments.

If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to loan defaults, then cash flow that otherwise would have been available to pay distributions to us on our CLO investments may instead be used to redeem any senior notes or to purchase additional loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. This could result in an elimination, reduction or deferral in the distribution and/or principal paid to the holders of such Collateralized Securities, which would adversely impact our returns.

The inability of a CLO collateral manager to reinvest the proceeds of the prepayment of loans may adversely affect us.

There can be no assurance that for any CLO investment, in the event that any of the loans of a CLO underlying such investment are prepaid, the CLO collateral manager will be able to reinvest such proceeds in new loans with equivalent investment returns. If the CLO collateral manager cannot reinvest in new loans with equivalent investment returns, the interest proceeds available to pay interest on the rated liabilities and investments may be adversely affected.

Collateralized Securities are subject to prepayments and calls, increasing re-investment risk.

Collateralized Securities and/or the underlying loans may be prepaid more quickly than expected, which could have an adverse impact on our value. Prepayment rates are influenced by changes in interest rates and a variety of economic, geographic and other factors beyond our control, and consequently cannot be predicted with certainty. In addition, for a CLO collateral manager there is often a strong incentive to refinance well performing portfolios once the senior tranches amortize. The yield to maturity of the investments will depend on the amount and timing of payments of principal on the loans and the price paid for the securities. Such yield may be adversely affected by a higher or lower than anticipated rate of prepayments of the debt.

Furthermore, Collateralized Securities generally do not contain optional call provisions, other than a call at the option of the holders of the equity tranches for the senior notes and the junior secured notes to be paid in full after the expiration of an initial period in the deal (referred to as the “non-call period”).

The exercise of the call option is by the relevant percentage (usually a majority) of the holders of the equity tranches and, therefore, where we do not hold the relevant percentage we will not be able to control the timing of the exercise of the call option. The equity tranches also generally have a call at any time based on certain tax event triggers. In any event, the call can only be exercised by the holders of equity tranches if they can demonstrate (in accordance with the detailed provisions in the transaction) that the senior notes and junior secured notes will be paid in full if the call is exercised.

Early prepayments and/or the exercise of a call option other than at our request may also give rise to increased re- investment risk with respect to certain investments, as we may realize excess cash earlier than expected. If we are unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce our net income and, consequently, could have an adverse impact on our ability to pay dividends.

Loans of CLOs may be sold and replaced, resulting in a loss to us.

The loans underlying Collateralized Securities may be sold and replacement collateral purchased within the parameters set out in the relevant CLO indenture between the CLO and the CLO trustee and those parameters may typically only be amended, modified or waived by the agreement of a majority of the holders of the senior notes and/or the junior secured notes and/or the equity tranche once the CLO has been established. If these transactions result in a net loss, the magnitude of the loss from the perspective of the equity tranche would be increased by the leveraged nature of the investment.

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Risks Relating to Debt Financing

We have sold unsecured notes and have entered into revolving credit facilities with Citi and Wells Fargo that contain various covenants which, if not complied with, could accelerate repayment under the credit facilities, thereby materially and adversely affecting our liquidity, financial condition, results of operations and our ability to pay distributions to our stockholders.

The agreements governing certain of our and our special purpose financing subsidiaries’ financing arrangements require us and our subsidiaries to comply with certain financial and operational covenants. These covenants require us and our subsidiaries to, among other things, maintain certain financial ratios, including asset coverage and minimum stockholders’ equity. Compliance with these covenants depends on many factors, some of which are beyond our and their control. In the event of deterioration in the capital markets and pricing levels subsequent to this period, net unrealized depreciation in our and our subsidiaries’ portfolios may increase in the future and could result in non-compliance with certain covenants, or our taking actions which could disrupt our business and impact our ability to meet our investment objective. For example, the agreements governing one or more of our credit facilities require applicable special purpose vehicles (“SPVs”) to comply with certain operational covenants, including maintaining eligible assets with an aggregate value equal to or exceeding a specified multiple of the borrowings under the credit facility, and a decline in the value of assets owned by the SPV could result in our being required to contribute additional assets to the SPV.

There can be no assurance that we and our subsidiaries will continue to comply with the covenants under our financing arrangements. Failure to comply with these covenants could result in a default. If we and our subsidiaries were unable to obtain a waiver from the debt holders, such a default could accelerate repayment under any or all of our and their debt instruments and thereby force us to liquidate investments at a disadvantageous time and/or at a price which could result in losses, or allow our lenders to sell assets pledged as collateral under our financing arrangements in order to satisfy amounts due thereunder. These occurrences could have a material adverse impact on our liquidity, financial condition, results of operations and ability to pay distributions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations- Financial Condition, Liquidity and Capital Resources” for a more detailed discussion of the terms of debt financings.

Because we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

At December 31, 2017, we had approximately $1,041.1 million of debt financing. The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. Because we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in our common stock. If the value of our assets increases, leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause our net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock distribution payments. Leverage is generally considered a speculative investment technique.

Illustration. The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $ billion in total assets, (ii) a weighted average cost of funds of 3.96%, (iii) $1,332.5 million in debt outstanding (i.e., assumes that the $250.0 million principal amount of Unsecured Notes and 2022 Notes sold, the full $1,032.5 million available to us (as of December 31, 2017) under the revolving credit facilities we have with Wells Fargo, Citi, and UBS, and the full $50.0 million available to us under the JPMC PB Account is outstanding) and (iv) $1.5 billion in stockholders’ equity. In order to compute the “Corresponding return to stockholders,” the “Assumed Return on Our Portfolio (net of expenses)” is multiplied by the assumed total assets to obtain an assumed return to us. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds by the assumed debt outstanding, and the product is subtracted from the assumed return to us in order to determine the return available to stockholders. The return available to stockholders is then divided by our stockholders’ equity to determine the “Corresponding return to stockholders.” Actual interest payments may be different.

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Assumed Return on Our Portfolio (net of expenses)

	(10)%	(5)%	- %	5%	10%
Corresponding return to stockholders (1)	(22.90)%	(13.22)%	(3.53)%	6.15%	15.84%

(1)	In order for us to cover our annual interest payments on indebtedness, we must achieve annual returns on our December 31, 2017 total assets of at least 1.82%.

As of December 31, 2017, the Wells Fargo Facility provided for borrowings in an aggregate principal amount of up to $400.0 million on a committed basis (increased to $500.0 million as of April 3, 2018), due May 18, 2022, the Citi Credit Facility provided for borrowings in an aggregate principal amount of up to $400.0 million on a committed basis, due May 28, 2020, as amended on November 28, 2017, the UBS Credit Facility provided for borrowings in an aggregate principal amount of up to $232.5 million on a committed basis, due April 7, 2018, the JPMC PB Account provided for borrowings in an aggregate principal amount of up to $50.0 million, with such amount dependent on the price, credit quality and diversity of the pool of assets held within the account, with no set repayment date, the 2020 Unsecured Notes provided borrowings in an aggregate principal amount of $100.0 million, due September 1, 2020 and the 2022 Unsecured Notes provided borrowings in an aggregate principal amount of $150.0 million, due December 30, 2022. On April 6, 2018, BDCA borrowed $90.6 million under Wells Fargo Credit Facility and used such proceeds, together with cash on hand, to repay at maturity the UBS Credit Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” for more information about these financing arrangements.

Changes in interest rates may affect our cost of capital and net investment income.

General interest rate fluctuations and changes in credit spreads on floating rate loans may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our rate of return on invested capital, our net investment income, our net asset value and the market price of our common stock.

The majority of our debt investments have, and are expected to have, variable interest rates that reset periodically based on benchmarks such as LIBOR, so an increase in interest rates from their historically low present levels may make it more difficult for our portfolio companies to service their obligations under our debt investments and increase defaults even where our investment income increases. In addition, any such increase in interest rates would make it more expensive to use debt to finance our investments. Any decrease in credit spreads on debt that pays a floating rate of return would have an impact on the income generation of our floating rate assets. Trading prices for debt that pays a fixed rate of return tend to fall as interest rates rise. Trading prices tend to fluctuate more for fixed rate securities that have longer maturities. Although we have no policy governing the maturities of our investments, under current market conditions we expect that we will invest in a portfolio of debt generally having maturities of up to seven years. This means that we will be subject to greater risk (other things being equal) than an entity investing solely in shorter-term securities.

In addition, because we borrow to fund a portion of our investments, a portion of our net investment income will depend upon the difference between the interest rate at which we borrow funds and the interest rate at which we invest these funds. Portions of our investment portfolio and our borrowings have floating rate components. As a result, a significant change in market interest rates could have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds could increase, which would reduce our net investment income. We may hedge against such interest rate fluctuations by using standard hedging instruments such as interest rate swap agreements, futures, options and forward contracts, subject to applicable legal requirements, including all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged borrowings. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure and Common Stock

As a result of certain limitations in our share repurchase program, you will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.

We intend to conduct tender offers pursuant to our share repurchase program on a semi-annual basis. The share repurchase program includes numerous restrictions that limit your ability to sell your shares and should not be relied upon as a method to sell

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your shares promptly or at a desired price. We intend to limit the number of shares repurchased pursuant to our proposed share repurchase program as follows: (1) we currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan; at the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares; (2) we will not repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year; (3) unless you tender all of your shares, you must tender at least 25% of the amount of shares you have purchased in the offering and must maintain a minimum balance of $1,000 subsequent to submitting a portion of your shares for repurchase by us; and (4) to the extent that the number of shares put to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year.

Our board of directors may amend, suspend or terminate the repurchase program upon 30 days’ notice. We will notify you of such developments (1) in the quarterly reports mentioned above or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make semi-annual repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price you paid for shares in our offering. As a result, to the extent you have the ability to sell your shares to us as part of our share repurchase program, the price at which you may sell your shares, may be lower than what you paid in connection with your purchase of shares in our offering.

In addition, in the event you choose to participate in our share repurchase program, you will be required to provide us with notice of your intent to participate prior to knowing what the repurchase price per share will be on the repurchase date. Although you will have the ability to withdraw your repurchase request prior to the repurchase date, to the extent you seek to sell your shares to us as part of our periodic share repurchase program, you will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock with rights and privileges superior to common stockholders without common stockholder approval.

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock.

Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act, including among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue shares of common stock. Pursuant to our charter, a majority of our entire board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. After your purchase in this offering, our board of directors may elect to sell additional shares in this or any follow-on public offerings, issue equity interests in private offerings or issue share-based awards to our independent directors or employees of our Adviser. To the extent we issue additional equity interests after your purchase in this

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offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Certain provisions of our charter and bylaws as well as provisions of the Maryland General Corporation Law could deter takeover attempts and have an adverse impact on the value of our common stock.

Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Under the Maryland General Corporation Law, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by employees who are directors of the corporation. Our bylaws contain a provision exempting us from the Maryland Control Share Acquisition Act under the Maryland General Corporation Law any and all acquisitions by any person of our shares of stock. Our board of directors may amend the bylaws to remove that exemption in whole or in part without stockholder approval. The Maryland Control Share Acquisition Act (if we amend our bylaws to be subject to that Act) may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Under the Maryland General Corporation Law, specified “business combinations,” including mergers, consolidations, share exchanges, or, in circumstances specified in the statute, asset transfers or issuances or reclassifications of equity securities, between a Maryland corporation and any person who owns 10% or more of the voting power of the corporation’s outstanding voting stock, and certain other parties (each an “interested stockholder”), or an affiliate of the interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter any of the specified business combinations must be approved by two super majority votes of the stockholders unless, among other conditions, the corporation’s common stockholders receive a minimum price for their shares.

Under the Maryland General Corporation Law, certain statutory provisions permit a corporation that is subject to the Exchange Act and that has at least three independent directors to be subject to certain corporate governance provisions notwithstanding any contrary provision in the corporation’s charter and bylaws. Among other provisions, a board of directors may classify itself without the vote of stockholders. Further, the board of directors, by electing into certain statutory provisions and notwithstanding any contrary provision in the charter or bylaws, may (i) provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting, (ii) reserve for itself the right to fix the number of directors, and (iii) retain for itself the exclusive power to fill vacancies created by the death, removal or resignation of a director. A corporation may be prohibited by its charter or by resolution of its board of directors from electing to be subject to any of the provisions of the statute. We are not prohibited from implementing any or all of the provisions.

Additionally, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock; and our board of directors may, without stockholder action, amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. These provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult for you to sell your shares.

We intend to explore a potential liquidity event for our stockholders between five to seven years following the completion of our offering stage. We expect that our board of directors, in the exercise of the requisite standard of care applicable to directors under Maryland law, will determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such a transaction is in our best interests. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. However, there can be no assurance that we will complete a liquidity event within such time or at all. If we do not successfully complete a liquidity event, liquidity for your shares will be limited to our share repurchase program which we have no obligation to maintain.

Our shares will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

Our shares are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the future. We intend to explore a potential liquidity event for our stockholders between five and seven years following the completion of our offering stage, which may include further follow-on offerings. However, there can be no assurance that we will complete a liquidity event within such time or at all. We expect that our board of directors, in the exercise of its duties to us, will determine to

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pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such an event is in our best interests. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our board in which our stockholders will receive cash or shares of a publicly traded company.

In making the decision to apply for listing of our shares, our directors will try to determine whether listing our shares or liquidating our assets will result in greater value for our stockholders. In making a determination of what type of liquidity event is in our best interests, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common stock, internal management requirements to become a perpetual life company and the potential for stockholder liquidity. If our shares are listed, we cannot assure you a public trading market will develop.

You should also be aware that shares of publicly traded closed-end investment companies frequently trade at a discount to their NAV. If our shares are eventually listed on a national exchange, we would not be able to predict whether our common stock would trade above, at or below NAV. This risk is separate and distinct from the risk that our NAV may decline.

We may limit the number of shares to be repurchased during any redemption period to the number of shares of common stock we are able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period.

As discussed above, we intend to conduct tender offers pursuant to our share repurchase program on a semi-annual basis. We may limit the number of shares to be repurchased during any redemption period to the number of shares of common stock we are able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period. Our four most recent tender offers were oversubscribed.

Risks Relating to the Triangle Transaction

We may be unable to realize the benefits anticipated by the Triangle Transaction, including estimated cost savings and synergies, or it may take longer than anticipated to achieve such benefits.

The realization of certain benefits anticipated as a result of the Triangle Transaction (defined below) will depend in part on the integration of acquired portions of the investment portfolio of Triangle Capital Corporation (“Triangle”) with our investment portfolio, and the performance of the acquired assets. While management has undertaken a review of Triangle’s portfolio, there can be no assurance that the acquired portions of Triangle’s investment portfolio will perform profitably or integrated successfully into our investment portfolio in a timely fashion or at all. The dedication of management resources to overseeing and managing the additional assets may detract attention from our day-to-day business and there can be no assurance that there will not be substantial costs associated with the transition process or there will not be other material adverse effects that will reduce the value of the acquired portfolio assets. Such effects, including but not limited to, incurring unexpected costs or delays in connection with such integration and failure of the acquired portions of Triangle’s investment portfolio to perform as expected, could have a material adverse effect on our financial results.  We also expect to achieve certain cost savings and economies of scale from the Triangle Transaction when we have fully integrated our investment portfolio with the acquired portion of Triangle’s investment portfolio. It is possible that the estimates of the potential cost savings and synergies could turn out to be incorrect. If the estimates turn out to be incorrect or we are not able to successfully combine our investment portfolio with the acquired portion of Triangle’s investment portfolio, the anticipated cost savings and synergies may not be fully realized or realized at all or may take longer to realize than expected.

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Federal Income Tax Risks

We may be subject to corporate-level U.S. federal taxes if we fail to maintain our qualification as a RIC.

To maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements.

•	The Annual Distribution Requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. We may be subject to corporate-level U.S. federal income tax on any of our undistributed income or gain. Additionally, we will be subject to a 4% nondeductible federal excise tax to the extent that we do not satisfy certain additional minimum distribution requirements on a calendar-year basis. Because we use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

•	The income source requirement will be satisfied if we obtain at least 90% of our gross income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.

•	The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

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If we fail to maintain RIC tax treatment for any reason and are subject to corporate-level U.S. federal income tax on all of our income, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Even if we qualify as a RIC, we will be required to pay corporate-level U.S. federal income taxes on any income or capital gains that we do not distribute (or deemed to be distributed) to stockholders. We may also be subject to certain U.S. federal excise taxes, as well as state, local and foreign taxes.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

You may receive shares of our common stock as distributions which could result in adverse tax consequences to you.

In order to satisfy the Annual Distribution Requirement applicable to RICs, we may have the ability to declare a large portion of a distribution in shares of our common stock instead of in cash, provided that stockholders have the right to elect to receive their distribution in cash. As long as a portion of such distribution is payable in cash (which portion can be as low as 20% based on certain rulings by the IRS) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits would be a dividend for U.S. federal income tax purposes. If too many stockholders elect to receive their distributions in cash, each stockholder electing to receive his/her distribution in cash would receive a pro rata portion of his/her distribution in cash and the remaining portion of the distribution would be paid in shares of our common stock. As a result, a stockholder would be taxed on the entire distribution in the same manner as a cash distribution, even though a portion of the distribution was paid in shares of our common stock, and a stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, then such sales may put downward pressure on the trading price of our stock.

You may have current tax liability on distributions you elect to reinvest in our common stock but would not receive cash from such distributions to pay such tax liability.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the fair market value of our common stock that you received to the extent such amount was not a tax-free return of capital. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of our common stock received from the distribution.

Your investment may be impacted by recently enacted federal tax legislation.

Significant U.S. federal tax reform legislation was recently enacted that, among other things, permanently reduces the maximum federal corporate income tax rate, reduces the maximum individual income tax rate (effective for taxable years 2018 through 2025),

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restricts the deductibility of business interest expense, changes the rules regarding the calculation of net operating loss deductions that may be used to offset taxable income, and, under certain circumstances, requires accrual method taxpayers to recognize income for U.S. federal income tax purposes no later than the income is taken into account as revenue in an applicable financial statement. The impact of this new legislation on the Company, our stockholders, and entities in which we may invest is uncertain. For example, it is unclear whether new limitations on the deductibility of business interest expense will affect the demand for credit among the entities to which we may lend money. Prospective investors are urged to consult their tax advisors regarding the effects of the new legislation on an investment in our shares of common stock.

If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution of some of our expenses and may be limited in your ability to deduct such expenses.

A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period, a non-corporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered regulated investment company, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are not deductible after 2015 by individuals for before 2016. From 2026 and after, such expenses may be deductible only to the extent they exceed 2% of such a stockholder’s adjusted gross income. Such expenses are not deductible by an individual for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered regulated investment company for our current tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences.

Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. A “Non-U.S. stockholder” is a beneficial owner of shares of our common stock that is neither a U.S. stockholder nor a partnership (including an entity treated as a partnership for U.S. federal income tax purposes). Among other things, a Non-U.S. stockholder, under certain circumstances, may be subject to withholding of U.S. federal income tax at a rate of 30.0% (or lower rate provided by an applicable treaty); required to file U.S. income taxes to receive a tax credit or tax refund of overpayments of taxes; subject to U.S. income tax at graduated rates or to a branch profits on our distributions; subject to certain reporting requirements, disclosure requirements, and withholding taxes under the Foreign Account Tax Compliance Act and other laws; and subject to certain rules regarding foreign tax credits. Non-U.S. persons should consult their tax advisors with respect to U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in our shares.

Our investments in CLOs may be subject to special anti-deferral provisions that could result in us incurring tax or recognizing income prior to receiving cash distributions related to such income.

We may in the future purchase residual or subordinated interests in CLOs or certain other non-U.S. equity investments that are treated for U.S. federal income tax purposes as shares in a “passive foreign investment company” (a “PFIC”). If we acquire shares in a PFIC (including equity tranche investments in CLOs that are PFICs), we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable distribution by us to our stockholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions. If we make a QEF election, we generally would be required to include in our gross income our share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from such PFIC in a given taxable year. If this election were made, the special rules discussed above, relating to the taxation of excess distributions, would not apply. Alternatively, we may elect to mark-to-market our PFIC shares at the end of each taxable year, with the result that unrealized gains would be treated as though they were realized and reported as ordinary income. Any mark-to-market losses would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior taxable years.

If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including equity tranche investments in a CLO treated as CFC), we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains). In general, a foreign corporation will be considered a CFC if greater than 50% of the shares of the corporation, measured by reference to combined voting power or value, if owned (directly, indirectly or by attribution) by U.S. Shareholders. A“U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or

38

constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation. If we are treated as having received such deemed distributions from a CFC, we will be required to include such distribution in our investment company taxable income regardless of whether we receive any distributions from such CFC, and we would be required to distribute such income to satisfy the distribution requirements applicable to RICs.

If we are required to include amounts in our taxable income prior to receiving distributions representing such income, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

Proposed regulations may impact our ability to qualify as a RIC if we do not receive timely distributions from certain of our CLO and other non-U.S. equity investments.

As discussed above, we may be required to include in our income our proportionate share of the income of certain CLO and other non-U.S. investments to the extent that such CLOs or foreign entities are PFICs for which we have made a qualifying electing fund (“QEF”) election or are CFCs. To qualify as a RIC, we must, among other thing, derive in each taxable year at least 90% of our gross income from certain sources specified in the Code (the “90% Income Test”). Although the Code generally provides that the income inclusions from a QEF or a CFC will be “good income” for purposes of this 90% Income Test to the extent that the QEF or the CFC distribute such income to us in the same taxable year to which the income is included in our income, the Code does not specifically provide whether these income inclusions would be “good income” for this 90% Income Test if we do not receive distributions from the QEF or CFC during such taxable year. The IRS and U.S. Treasury Department have proposed regulations that would provide that the income inclusions from a QEF or a CFC would not be good income for purposes of the 90% Income Test unless we receive a cash distribution from such entity in the same tax year attributable to the included income inclusions. The proposed regulations, if adopted, would apply to tax years beginning on or after 90 days after the regulations are published as final. If such regulations are finalized, we may be restricted in our ability to make QEF elections with respect to CLOs and other non-U.S. equity investments treated as PFICs as well as many need to limit and/or manage our holdings in issuers that could be treated as PFICs or CFCs in order to mitigate the risk that we do not qualify as a RIC.

The Collateralized Securities in which we invest may be subject to U.S. withholding tax if they fail to comply with certain reporting requirements.

The “Foreign Account Tax Compliance Act,” or FATCA, imposes a withholding tax of 30% on payments of U.S. source interest and distributions, and gross proceeds from the disposition of an instrument that produces U.S. source interest or distributions paid after December 31, 2018, to certain non-U.S. entities, including certain non U.S. financial institutions and investment funds, unless such non-U.S. entity complies with certain reporting requirements regarding its U.S. account holders and its U.S. owners. Most CLO vehicles in which we invest will be treated as non-U.S. financial entities for this purpose, and therefore will be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO vehicle in which we invest fails to properly comply with these reporting requirements, it could reduce the amounts available to distribute to equity and junior debt holders in such CLO vehicle, which could materially and adversely affect our operating results and cash flows.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of the investments that we expect to make;

•	the ability of our portfolio companies to achieve their objectives;

•	our contractual arrangements and relationships with third parties;

•	our expected financings and investments;

•	the adequacy of our cash resources and working capital;

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•	the timing of cash flows, if any, from the operations of our portfolio companies:

•	our repurchase of shares;

•	actual and potential conflicts of interest with our Adviser and its affiliates;

•	the dependence of our future success on the general economy and its effect on the industries in which we invest;

•	the ability to qualify and maintain our qualification as a RIC and a BDC;

•	the timing, form and amount of any dividend distributions;

•	the impact of fluctuations in interest rates on our business;

•	the valuation of any investments in portfolio companies, particularly those having no liquid trading market; and

•	the impact of changes to generally accepted accounting principles, and the impact to BDCA; and

•	the impact of changes to tax legislation and, generally, our tax position.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors,” some of which also appear elsewhere in this prospectus. Examples of factors that could cause actual results to differ materially include:

•	changes in the economy;

•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

•	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

USE OF PROCEEDS

We cannot determine precisely the number of shares of common stock that ultimately may be sold pursuant to the Plan. We will receive no proceeds from the issuance of any shares pursuant to the Plan. Shares issued pursuant to the Plan would reduce the cash amounts needed to pay Distributions.

DISTRIBUTIONS

We declared our first distribution on June 23, 2011 and have declared and paid cash distributions to our stockholders on a monthly basis since such time. We calculate each stockholder’s specific distribution amount for the month using record and declaration dates, and the stockholder’s distributions begin to accrue on the date we accepted their subscription for shares of our common stock. From time-to-time, we may also pay interim distributions at the discretion of our board of directors. Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, and/or a return of paid-in capital surplus which is a nontaxable distribution) will be mailed to our stockholders. Our distributions may exceed our earnings, and, as a result, a portion of the distributions we make may represent a return of capital for tax purposes. A return of capital is a return of your initial investment in the Company rather than earnings or gains derived from our investment activities. We have not paid a distribution that represented a return of capital since November 2, 2015.

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We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from any future offering to fund distributions. There can be no assurance that we will be able to sustain distributions at any particular level.

From time-to-time and not less than quarterly, our Adviser will be required to review our accounts to determine whether distributions are appropriate. We shall distribute pro rata to our stockholders funds received by us which our Adviser deems unnecessary for us to retain.

To maintain our RIC qualification, we must, among other things, distribute at least 90% of our net ordinary income and net short-term capital gain in excess of net long-term capital loss, if any, to our stockholders. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute, or be deemed to distribute, during each calendar year an amount at least equal to the sum of: (1) 98% of our net ordinary income for the calendar year; (2) 98.2% of our capital gain in excess of capital loss for the calendar year; and (3) any net ordinary income and net capital gain for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. We can offer no assurance that we will achieve results that will permit the payment of any distributions and, if we issue senior securities, we will be prohibited from paying distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

The table below reflects the cash distributions per share that we have paid on our common stock since January 2015 (dollars in thousands except per share amounts).

Record Date	Payment Date	Per share	Distributions Paid in Cash	Distributions Paid Through the DRIP	Total Distributions Paid
2015:
January 31, 2015	February 4, 2015	$0.07	$5,948	$5,797	$11,745
February 28, 2015	March 2, 2015	0.07	5,520	5,236	10,756
March 31, 2015	April 1, 2015	0.07	6,265	5,898	12,163
April 30, 2015	May 1, 2015	0.07	6,242	5,849	12,091
May 29, 2015	June 1, 2015	0.07	6,680	5,905	12,585
June 30, 2015	July 1, 2015	0.07	6,485	5,735	12,220
July 31, 2015	August 3, 2015	0.07	6,976	6,126	13,102
August 31, 2015	September 1, 2015	0.07	7,053	6,049	13,102
September 30, 2015	October 1, 2015	0.07	6,870	5,835	12,705
October 31, 2015	November 2, 2015	0.07	7,140	6,030	13,170
November 30, 2015	December 1, 2015	0.07	6,932	5,835	12,767
December 31, 2015	January 4, 2016	0.07	7,224	5,989	13,213
			$79,335	$70,284	$149,619
2016:
January 31, 2016	February 3, 2016	$0.07	$8,922	$4,298	$13,220
February 28, 2016	March 1, 2016	0.07	7,014	5,333	12,347
March 31, 2016	April 1, 2016	0.07	7,363	5,718	13,081
April 30, 2016	May 2, 2016	0.07	12,708	(2)	12,706
May 31, 2016	June 2, 2016	0.07	7,582	5,539	13,121
June 30, 2016	July 1, 2016	0.07	7,438	5,304	12,742
July 31, 2016	August 1, 2016	0.07	7,789	5,421	13,210
August 31, 2016	September 1, 2016	0.07	7,908	5,351	13,259
September 30, 2016	October 3, 2016	0.07	7,745	5,127	12,872
October 31, 2016	November 1, 2016	0.07	8,067	5,273	13,340
November 30, 2016	December 1, 2016	0.07	7,947	5,073	13,020
December 31, 2016	January 3, 2017	0.07	8,311	5,205	13,516
			$98,794	$57,640	$156,434
2017:
January 31, 2017	February 3, 2017	$0.07	$7,983	$5,081	$13,064

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Record Date	Payment Date	Per share	Distributions Paid in Cash	Distributions Paid Through the DRIP	Total Distributions Paid
February 28, 2017	March 1, 2017	0.07	7,250	4,612	11,862
March 31, 2017	April 3, 2017	0.07	8,135	5,060	13,195
April 30, 2017	May 1, 2017	0.07	7,942	4,881	12,823
May 31, 2017	June 1, 2017	0.07	8,270	4,995	13,265
June 30, 2017	July 3, 2017	0.07	8,064	4,813	12,877
July 31, 2017	August 3, 2017	0.06	6,307	3,692	9,999
August 31, 2017	September 1, 2017	0.06	6,223	3,622	9,845
September 30, 2017	October 2, 2017	0.05	6,060	3,477	9,537
October 31, 2017	November 1, 2017	0.06	6,303	3,574	9,877
November 30, 2017	December 1, 2017	0.05	6,140	3,443	9,583
December 31, 2017	January 2, 2018	0.06	6,388	3,535	9,923
			$85,065	$50,785	$135,850
2018:
January 31, 2018	February 1, 2018	$0.06	$6,443	$3,503	$9,946
February 28, 2018	March 1, 2018	0.06	5,810	3,129	8,939
March 30, 2018	April 2, 2018	0.06	6,436	3,407	9,843
April 30, 2018	May 1, 2018	0.06	6,288	3,256	9,544
May 31, 2018	June 1, 2018	0.06	6,574	3,310	9,884
			$31,551	16,605	48,156

Pursuant to the DRIP, we reinvest all cash dividends or distributions (“Distributions”) declared by our board of directors on behalf of investors who do not elect to receive their Distributions in cash as described below (the “Participants”). As a result, if our board of directors declares a Distribution, then stockholders who have not elected to “opt out” of the DRIP will have their Distributions automatically reinvested in additional shares of our common stock at a price equal to NAV per share as estimated in good faith by us on the payment date. The timing and amount of any future Distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our board of directors. The Company is no longer issuing new shares except for shares issued pursuant to the DRIP. See “Distribution Reinvestment Plan.”

We have not established limits on the amount of funds we may use from available sources to fund distributions. We may have distributions which could be characterized as a return of capital for tax purposes. During the years ended December 31, 2017 and December 31, 2016, no portion of our distributions were characterized as return of capital for tax purposes, respectively. During the year ended December 31, 2015, $16.3 million of our distributions were characterized as return of capital for tax purposes, respectively. No portion of our distributions were characterized as a return of capital for tax purposes for the years ended December 31, 2014 and 2013. You should understand that any such distributions were not based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such reimbursements. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all.

Our charter provides that, distributions in-kind shall not be permitted, except for distributions of readily marketable securities or our securities, distributions of cash from a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter, or in-kind distributions in which (i) the board of directors advises each stockholder of the risks associated with direct ownership of the property, (ii) the board of directors offers each stockholder the election of receiving such in-kind distributions, and (iii) in-kind distributions are made only to those stockholders that accept such offer.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of Business Development Corporation of America and the notes thereto, and other financial information included elsewhere in this prospectus. We are externally managed by the Adviser. The following information contains forward looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. Please see “Forward-looking Statements” above for a description of these risks and uncertainties.

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Overview

We are an externally managed, non-diversified closed-end management investment company incorporated in Maryland in May 2010 that has elected to be regulated as a BDC under the 1940 Act. In addition, we have elected to be treated for tax purposes as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Our investment activities are managed by Adviser, a subsidiary of BSP and supervised by our board of directors, a majority of whom are independent of the Adviser and its affiliates. As a BDC, we are required to comply with certain regulatory requirements. See “Regulation” for discussion of BDC regulation and other regulatory considerations.

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in senior secured loans, and to a lesser extent, mezzanine loans, unsecured loans and equity of predominantly private U.S. middle-market companies. We define middle market companies as those with annual revenues up to $1 billion, although we may invest in larger or smaller companies. We also purchase interests in loans or corporate bonds through secondary market transactions. As of March 31, 2018, 81.4% of our portfolio was invested in senior secured loans.

Senior secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in priority of payments and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. We may also invest in the equity and junior debt tranches of collateralized loan obligation investment vehicles (“Collateralized Securities”).

Financial and Operating Highlights

(Dollars in millions, except per share amounts)

At March 31, 2018:
Investment Portfolio	$ 2,626.9
Net Assets attributable to Business Development Corporation of America	1,472.6
Debt (net of deferred financing costs)	1,164.1
Net Asset Value per share	8.26

Portfolio Activity for the Three Months Ended March 31, 2018:
Cost of investments purchased during period, including PIK	285.8
Sales, repayments and other exits during the period	160.6
Number of portfolio companies at end of period	168

Operating results for the Three Months Ended March 31, 2018:
Net investment income per share	0.15
Distributions declared per share	(0.16)
Net increase in net assets resulting from operations per share	0.12
Net investment income	26.2
Net realized and unrealized gain (loss) net of deferred taxes	(4.2)
Net increase in net assets resulting from operations	22.0

Portfolio and Investment Activity

During the three months ended March 31, 2018, we made $284.4 million of investments in new and existing portfolio companies and had $160.6 million in aggregate amount of exits and repayments, resulting in net investments of $123.8 million for the period. The portfolio composition by loan market consisted of 74.6% Middle Market (1), 11.7% Large Corporate (2), and 13.7% Other (3) investments. In addition, the total portfolio of debt investments at fair value consisted of 91.5% bearing variable interest rates and 8.5% bearing fixed interest rates.

During the year ended December 31, 2017, we made $1,102.0 million of investments in new and existing portfolio companies and had $980.9 million in aggregate amount of exits and repayments, resulting in net investments of $121.1 million for the period. The portfolio composition by loan market consisted of 75.3% Middle Market,(1) 8.9% Large Corporate,(2) and 15.8% Other(3) investments. In addition, the total portfolio of debt investments at fair value consisted of 92.7% bearing variable interest rates and 7.3% bearing fixed interest rates.

(1) Middle market represents companies with annual revenues of less than $1 billion.

(2) Large corporate represents companies with annual revenues exceeding $1 billion.

(3) Other represents collateralized securities and equity investments.

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Our portfolio composition, based on fair value at March 31, 2018 was as follows:

	March 31, 2018
	Percentage of Total Portfolio	Weighted Average Current Yield for Total Portfolio (1)
Senior Secured First Lien Debt	72.4%	8.6%
Senior Secured Second Lien Debt	9.0	0.3
Subordinated Debt	4.9	10.6
Collateralized Securities (2)	6.2	8.3
Equity/Other	7.5	N/A
Total	100.0%	9.2%

Our portfolio composition, based on fair value at December 31, 2017 was as follows:

	December 31, 2017
	Percentage of Total Portfolio	Weighted Average Current Yield for Total Portfolio (1)
Senior Secured First Lien Debt	71.0%	8.7%
Senior Secured Second Lien Debt	9.5	10.4
Subordinated Debt	3.8	13.0
Collateralized Securities (2)	6.4	6.3
Equity/Other	9.3	N/A
Total	100.0%	8.9%

(1)	Includes the effect of the amortization or accretion of loan premiums or discounts.
(2)	Weighted average current yield for Collateralized Securities is based on the estimation of effective yield to expected maturity for each security as calculated in accordance with ASC Topic 325-40-35, Beneficial Interests in Securitized Financial Assets (see Note 2 - Summary of Significant Accounting Policies).

During the year ended December 31, 2016, we made $678.5 million of investments in new and existing portfolio companies and had $587.9 million in aggregate amount of exits and repayments, resulting in net investments of $90.6 million for the period. The portfolio composition by loan market consisted of 75.2% Middle Market(1), 7.2% Large Corporate(2), and 17.6% Other(3) investments. In addition, the total portfolio of debt investments at fair value consisted of 92.2% bearing variable interest rates and 7.8% bearing fixed interest rates.

Our portfolio composition, based on fair value at December 31, 2016 was as follows:

	December 31, 2016
	Percentage of Total Portfolio	Weighted Average Current Yield for Total Portfolio (1)
Senior Secured First Lien Debt	68.1%	9.1%
Senior Secured Second Lien Debt	10.9	10.7
Subordinated Debt	3.4	13.5
Collateralized Securities (2)	10.4	11.5
Equity/Other	7.2	N/A
Total	100.0%	9.7%

(1)	Includes the effect of the amortization or accretion of loan premiums or discounts.
(2)	Weighted average current yield for Collateralized Securities is based on the estimation of effective yield to expected maturity for each security as calculated in accordance with ASC Topic 325-40-35, Beneficial Interests in Securitized Financial Assets (see Note 2 - Summary of Significant Accounting Policies).

RESULTS OF OPERATIONS

Operating results for the three months ended March 31, 2018 and March 31, 2017 was as follows (dollars in thousands):

	For the Three Months Ended March 31,	For the Three Months Ended March 31,
	2018	2017
Total investment income	$58,504	$56,672
Total expenses	32,085	29,264
Income tax expense, including excise tax	270	635
Net investment loss attributable to non-controlling interests	(5)	3
Net investment income	$26,154	$26,770

Operating results for the years ended December 31, 2017, 2016 and 2015 was as follows (dollars in thousands):

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2017	2016	2015
Total investment income	$223,820	$229,658	$195,846
Total expenses net of expense waivers	116,161	108,521	81,690
Income tax expense, including excise tax	1,619	1,140	—
Net investment loss attributable to non-controlling interests	29	19	—
Net investment income	$106,011	$119,978	$114,156

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Investment Income

For the three months ended March 31, 2018, total investment income was $58.5 million and was primarily attributable to interest income from investments in portfolio companies with an average portfolio fair value of $2.6 billion and a weighted average current yield of 9.2%. Included within total investment income was $1.4 million of fee income for the three months ended March 31, 2018. Fee income consists primarily of prepayment and amendment fees. For the three months ended March 31, 2017, total investment income was $56.7 million and was primarily attributable to interest income from investments in portfolio companies with an average portfolio fair value of $2.4 billion and a weighted average current yield of 9.6%. Included within total investment income was $1.4 million of fee income for the three months ended March 31, 2017. Fee income consists primarily of prepayment and amendment fees.

For the year ended December 31, 2017, total investment income was $223.8 million and was primarily attributable to interest income from investments in portfolio companies with an average portfolio fair value of $2.4 billion and a weighted average current yield of 8.9%. Included within total investment income was $7.7 million of fee income for the year ended December 31, 2017. Fee income consists primarily of prepayment and amendment fees. For the year ended December 31, 2016, total investment income was $229.7 million and was primarily attributable to interest income from investments in portfolio companies with an average portfolio fair value of $2.4 billion and a weighted average current yield of 9.7%. Included within total investment income was $5.5 million of fee income for the year ended December 31, 2016. Fee income consists primarily of prepayment and amendment fees. For the year ended December 31, 2015, total investment income was $195.8 million and was primarily attributable to interest income from investments in portfolio companies with an average portfolio fair value of $2.1 billion and a weighted average current yield of 9.9%. Included within total investment income was $2.5 million of fee income for the year ended December 31, 2015. Fee income consists primarily of prepayment and amendment fees. The decrease in total investment income during the year ended December 31, 2017 as compared to the year ended December 31, 2016, was due to a decrease in weighted average yield on investments. The increase in total investment income during the year ended December 31, 2016 as compared to the year ended December 31, 2015, was driven by the year over year increases in average portfolio size.

Operating Expenses

The composition of our operating expenses for the three months ended March 31, 2018 and March 31, 2017 was as follows (dollars in thousands):

	For the Three Months Ended	For the Three Months Ended
	March 31,	March 31,
	2018	2017
Management fees	$9,955	$9,538
Incentive fee on income	4,611	6,367
Interest and debt fees	13,450	9,850
Professional fees	1,132	1,480
Other general and administrative	2,464	1,625
Administrative services	199	203
Insurance	1	6
Directors' fees	273	195
Total operating expenses	$32,085	$29,264

For the three months ended March 31, 2018, we incurred $10.0 million of management fees, of which the Adviser did not waive any such fees. For the three months ended March 31, 2018, we incurred $4.6 million of incentive fees on income, of which the Adviser did not waive any such fees. For the three months ended March 31, 2017, we incurred $9.5 million of management fees, of which the Adviser did not waive any such fees. For the three months ended March 31, 2017, we incurred $6.4 million of incentive fees on income, of which the Adviser did not waive any such fees.

For the three months ended March 31, 2018 and March 31, 2017, we incurred interest and debt fees of $13.5 million and $9.9 million, respectively. Interest and debt fees are comprised of interest expense, non-usage fees, trustee fees, amortization of deferred financing costs and amortization of discount if applicable related to the Wells Fargo Credit Facility, Citi Credit Facility, UBS Credit Facility, 2022 Notes, 2020 Notes and the JPMC PB Account. The increase in debt fees for the three months ended March 31, 2018 as compared to the same period in 2017 is a result of the issuance of the 2022 Notes, an increase in average debt outstanding under the Company's credit facilities and an increase in LIBOR rates.

The composition of our operating expenses for the years ended December 31, 2017, 2016 and 2015 was as follows (dollars in thousands):

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2017	2016	2015
Management fees	$39,068	$38,121	$35,994
Incentive fee on income	19,707	17,906	10,145
Interest and debt fees	43,851	37,327	26,467
Professional fees	4,726	6,357	6,777
Other general and administrative	7,047	7,059	4,590
Administrative services	807	811	966
Insurance	11	184	210
Directors’ fees	944	756	75
Operating expenses before expense waivers	116,161	108,521	85,224
Waiver of management and incentive fees	—	—	(3,534)
Total operating expenses net of expense waivers	$116,161	$108,521	$81,690

For the year ended December 31, 2017, we incurred $39.1 million of management fees, of which the Adviser did not waive any such fees. For the year ended December 31, 2017, we incurred $19.7 million of incentive fees on income, of which the Adviser did not waive any such fees. For the year ended December 31, 2016, we incurred $38.1 million of management fees, of which the Adviser did not waive any such fees. For the year ended December 31, 2016, we incurred $17.9 million of incentive fees on income, of which the Adviser did not waive any such fees. For the year ended December 31, 2015, we incurred $36.0 million of management fees, of which the Adviser did not waive any such fees. For the year ended December 31, 2015, we incurred $10.1 million of incentive fees on income, of which the Adviser waived $3.5 million.

For the years ended December 31, 2017, 2016 and 2015, we incurred interest and debt fees of $43.9 million, $37.3 million, and $26.5 million, respectively. Interest and debt fees are comprised of interest expense, non-usage fees, trustee fees, amortization of deferred financing costs and amortization of discount if applicable related to the Wells Fargo Credit Facility, Deutsche Bank Credit Facility, Citi Credit Facility, UBS Credit Facility, 2020 Notes, Unsecured Notes and the JPMC PB Account. The increase in interest

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and debt fees for the year ended December 31, 2017 as compared to the same periods in 2016 and 2015 is a result of an increase in the weighted average interest rate as well as an increase in the average debt outstanding.

Net Realized Gain (Loss) and Net Change in Unrealized Appreciation (Depreciation) on Investments

Net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments, net of deferred taxes for the three months ended March 31, 2018 and March 31, 2017 were as follows (dollars in thousands):

	For the Three Months Ended March 31,	For the Three Months Ended March 31,
	2018	2017
Net realized gain (loss)
Control investments	$394	$—
Affiliate investments	(41,028)	970
Non-affiliate investments	6,199	(11,741)
Net realized gain on foreign currency transactions	26	—
Total net realized loss	(34,409)	(10,771)
Net change in unrealized appreciation (depreciation) on investments, net of deferred taxes
Control investments	(4,309)	(5,950)
Affiliate investments	40,570	745
Non-affiliate investments	(6,345)	8,781
Total net change in unrealized appreciation on investments, net of deferred taxes	29,916	3,576
Net change in unrealized (appreciation) depreciation attributable to non-controlling interests	315	(208)
Net realized and unrealized loss	$(4,178)	$(7,403)

Net realized and unrealized loss on investments and foreign currency transactions, net of deferred taxes, resulted in a net loss of $(4.2) million for the three months ended March 31, 2018 compared to a net loss of $(7.4) million for the same period in 2017. We look at net realized gains (losses) and change in unrealized appreciation (depreciation) together, as movement in unrealized appreciation or depreciation can be the result of realizations.

The net realized and unrealized loss for the three months ended March 31, 2018 was the result of approximately $30.0 million of realized loss on CLOs as a result of the Company's assessment for other than temporary impairment ("OTTI") in accordance with ASC 325-40. As this OTTI was previously reserved for as part of unrealized depreciation on CLOs, the movement between unrealized and realized gain(loss) during the period relates to the approximately $30.0 million realization and the offsetting reversal of approximately $30.0 million of previously reported unrealized depreciation of approximately $30.0 million. The remaining loss was driven by unrealized depreciation on investments.

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Net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments, net of deferred taxes for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 were as follows (dollars in thousands):

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2017	2016	2015
Net realized gain (loss) from investments
Control investments	$(1,702)	$-	$(51)
Affiliate investments	(20,019)	(11,988)	276
Non-affiliate investments	(31,414)	(11,321)	(579)
Total net realized loss from investments	(53,135)	(23,309)	(354)
Net change in unrealized appreciation (depreciation) on investments, net of deferred taxes
Control investments	(1,899)	(40,638)	19,207
Affiliate investments	75	48,182	(68,777)
Non-affiliate investments	27,308	(11,127)	(53,652)
Total net change in unrealized appreciation (depreciation) on investments, net of deferred taxes	25,484	(3,583)	(103,222)
Net change in unrealized (appreciation) depreciation attributable to non-controlling interests	29	1,316	(2,527)
Net realized and unrealized loss on investments	$(27,622)	$(25,576)	$(106,103)

Net realized and unrealized loss on investments, net of deferred taxes, resulted in a net loss of $(27.6) million for the year ended December 31, 2017 compared to a net loss of $(25.6) million and $(106.1) million, respectively, for the same periods in 2016 and 2015. We look at net realized gains (losses) and change in unrealized appreciation (depreciation) together, as movement in unrealized appreciation or depreciation can be the result of realizations.

The net realized and unrealized loss for the year ended December 31, 2017 was primarily driven by realized losses on Senior Secured Investment restructurings and sales of Collateralized Securities and unrealized losses in Senior Secured Investments. The net realized and unrealized loss for the year ended December 31, 2016 was primarily driven by realized losses on one subordinated, one first lien, and one equity investment. The net realized and unrealized loss for the year ended December 31, 2015 was primarily driven by unrealized depreciation across the portfolio of Collateralized Securities investments.

Changes in Net Assets from Operations

For the three months ended March 31, 2018, we recorded a net increase in net assets resulting from operations of $22.0 million versus a net increase in net assets resulting from operations of $19.4 million for the three months ended March 31, 2017. The increase is primarily attributable to an increase in investment income. Based on the weighted average shares of common stock outstanding for the periods ended March 31, 2018 and 2017, respectively, our per share net increase in net assets resulting from operations was $0.12 for the three months ended March 31, 2018, versus a net increase in net assets resulting from operations of $0.11 for the three months ended March 31, 2017.

For the year ended December 31, 2017, we recorded a net increase in net assets resulting from operations of $78.4 million versus a net increase in net assets resulting from operations of $94.4 million for the year ended December 31, 2016. The decrease is primarily attributable to greater realized losses on our investments. Based on the weighted average shares of common stock outstanding for the periods ended December 31, 2017 and 2016, respectively, our per share net increase in net assets resulting from operations was $0.44 for the year ended December 31, 2017, versus a net increase in net assets resulting from operations of $0.52 for the year ended December 31, 2016.

For the year ended December 31, 2016, we recorded a net increase in net assets resulting from operations of $94.4 million versus a net increase in net assets resulting from operations of $8.1 million for the year ended December 31, 2015. The increase is primarily attributable to net unrealized appreciation on our investments, driven mostly by our Collateralized Securities. Based on the weighted average shares of common stock outstanding for the periods ended December 31, 2016 and 2015, respectively, our per share net increase in net assets resulting from operations was $0.52 for the year ended December 31, 2016, versus a net increase in net assets resulting from operations of $0.05 for the year ended December 31, 2015.

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Cash Flows

For the three months ended March 31, 2018, net cash used in operating activities was $117.1 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions and sales of portfolio investments. The decrease in cash flows used in operating activities for the three months ended March 31, 2018 was primarily the result of purchases of investments of $284.4 million, offset by sales and repayments of investments of $160.6 million.

Net cash provided by financing activities of $91.8 million during the three months ended March 31, 2018 primarily related to net proceeds from the Wells Fargo Credit Facility, Citi Credit Facility, and the JPMC PB Account of $132.9 million partially offset by net repurchases of common stock of $22.2 million and payments of stockholder distributions of $18.6 million.

For the three months ended March 31, 2017, net cash used in operating activities was $12.9 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions and sales of portfolio investments, among other factors. Net cash used in operating activities was primarily a result of purchases of investments of $171.2 million as well as an increase in receivable for unsettled trades of $27.7 million and a decrease in payable for unsettled trades of $47.3 million, partially offset by sales and repayments of investments of $202.8 million.

Net cash provided by financing activities of $49.1 million during the three months ended March 31, 2017 primarily related to net repurchases of common stock of $57.6 million and payments of stockholder distributions of $23.5 million, partially offset by proceeds from the Wells Fargo Credit Facility, Citi Credit Facility, UBS Credit Facility and the JPMC PB Account of $31.9 million.

For the year ended December 31, 2017, net cash used in operating activities was $31.5 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions and sales of portfolio investments. The decrease in cash flows used in operating activities for the year ended December 31, 2017 was primarily result of purchases of investments of $1,102.0 million, offset by sales and repayments of investments of $980.9 million.

Net cash used in financing activities of $58.0 million during the year ended December 31, 2017 primarily related to net repurchases of common stock of $87.9 million and payments of stockholder distributions of $87.0 million, partially offset by net proceeds from the Wells Fargo Credit Facility, Citi Credit Facility, and the JPMC PB Account of $125.3 million.

For the year ended December 31, 2016, net cash provided by operating activities was $84.5 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions and sales of portfolio investments, among other factors. The increase in cash flows provided by operating activities for the year ended December 31, 2016 was primarily due to $587.9 million for sales and repayments of investments, a net increase in realized gains from investments of $23.3 million, a net increase in net assets of $94.4 million and an increase in unsettled purchases of $67.3 million, offset by cash used in operating activities for purchases of $678.5 million, a decrease in unsettled sale proceeds of $2.9 million and payment- in-kind (“PIK”) interest of $12.4 million.

Net cash used in financing activities of $45.7 million during the year ended December 31, 2016 primarily related to net proceeds from the Wells Fargo Credit Facility, Citi Credit Facility, Deutsche Bank Credit Facility and the UBS Credit Facility of $72.9 million. These inflows were partially offset by payments of stockholder distributions of $97.7 million and net repurchases of common stock of $29.1 million.

For the year ended December 31, 2015, net cash used in operating activities was $344.9 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions and sales of portfolio investments, among other factors. The increase in cash flows used in operating activities for the year ended December 31, 2015 was primarily due to $1,150.3 million for purchases of investments partially offset by cash provided by operating activities of $678.2 million for sales and repayments of investments, $6.0 million from an increase in unsettled trades payable, and $8.1 million from a net increase in net assets from operations. The purchase and sales activity was driven by the increase in investment activity resulting from the equity capital raising and borrowings on our credit facilities.

Net cash provided by financing activities of $288.5 million during the year ended December 31, 2015 primarily related to net proceeds from the issuance of common stock of $165.5 million and net proceeds from the Wells Fargo Credit Facility, the Deutsche Bank Credit Facility, Citi Credit Facility, and the UBS Credit Facility of $223.4 million. These inflows were partially offset by payments of stockholder distributions of $78.0 million. Consistent with the increase in investment activity, the proceeds from the issuance of common stock are the result of our increasing equity raise capabilities.

Recent Developments

Distribution Reinvestment Plan (“DRIP”) Sales

From January 1, 2018 through the date hereof, we issued 2.0 million shares of common stock including shares issued pursuant to the DRIP. Total gross proceeds from these issuances including proceeds from shares issued pursuant to the DRIP were $16.6 million.

Share Repurchase Program

On June 15, 2018, we offered to purchase no less than 2,200,000 and up to approximately 2,900,000 shares of our common stock pursuant to our SRP at a price equal to $8.26 per share. The offer expired on July 16, 2018 (the “Expiration Date”) and the results of the offer are pending.

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Asset Purchase Agreement

On July 31, 2018, Benefit Street Partners L.L.C. (“BSP”) completed its previously announced acquisition (the “Triangle Transaction”) of the investment portfolio (the “Portfolio”) of Triangle. The Triangle Transaction was completed pursuant to the terms of an Asset Purchase Agreement, dated as of April 3, 2018 (the “APA”), between Triangle and an affiliate of BSP.

The gross cash proceeds paid to Triangle were approximately $793.3 million, after adjustments to take into account portfolio activity and other matters occurring since December 31, 2017, as described in greater detail in the APA. In accordance with BSP’s allocation policy, we acquired approximately 24% of the assets in the Portfolio for an aggregate purchase price of approximately $188.1 million. Triangle’s Consolidated Schedule of Investments as of December 31, 2017 and Unaudited Consolidated Schedule of Investments as of March 31, 2018 are contained in Triangle’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 2, 2018.

The terms of the APA were previously described in the Company’s Current Report on Form 8-K filed with the SEC on April 9, 2018, and the full text of the APA was filed with the SEC on April 20, 2018 as an exhibit (k)(33) to the Company’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2. Such description of the APA is incorporated herein by reference and qualified in its entirety by reference to the full text of the APA.

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Amendment to Wells Fargo Credit Facility

On April 3, 2018, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, Funding I, entered into an amendment to its revolving credit facility with the Company, as the servicer, Wells Fargo Bank, National Association, as the administrative agent, and U.S. Bank as collateral agent, account bank and collateral custodian (the “Wells Fargo Credit Facility”), to, among other things, increase the aggregate amount of principal under the Wells Fargo Credit Facility from $400.0 million to $500.0 million.

On May 9, 2018, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, Funding I, entered into another amendment to its revolving credit facility with the Company, as the servicer, Wells Fargo Bank, National Association, as the administrative agent, and U.S. Bank as collateral agent, account bank and collateral custodian, to, among other things, extend the maturity date to May 9, 2023.

Maturity of UBS Credit Facility

On April 6, 2018, BDCA borrowed $90.6 million under Wells Fargo Credit Facility and used such proceeds, together with cash on hand, to repay at maturity the debt financing facility that it had entered into with UBS AG, London Branch through a wholly-owned special-purpose, bankruptcy-remote subsidiary, BDCA Helvetica Funding, Ltd.

JPMC PB Account Closure

On May 8, 2018 the Company fully repaid its borrowings under the JPMC PB Account and closed the account.

2023 Notes

On May 11, 2018, the Company entered into a Purchase Agreement relating to the Company’s sale of $60.0 million aggregate principal amount of its 5.375% fixed rate senior notes due May 30, 2023 (the “2023 Notes”). The 2023 Notes are subject to customary indemnification provisions and representations, warranties and covenants. The net proceeds from the sale of the 2023 Notes were approximately $58.7 million. The 2023 Notes bear interest at a rate of 5.375% per year payable semi-annually.

Liquidity and Capital Resources

We generate cash flows from fees, interest and dividends earned from our investments, as well as proceeds from sales of our investments and, previously, from the net proceeds of our Offering. As of March 31, 2018, we had issued 197.0 million shares of our common stock for gross proceeds of $2.1 billion, including the shares purchased by affiliates and shares issued pursuant to the DRIP. As of December 31, 2017, we had issued 195.7 million shares of our common stock for gross proceeds of $2.1 billion, including the shares purchased by affiliates and shares issued pursuant to the DRIP.

Our principal demands for funds in both the short-term and long-term are for portfolio investments, for the payment of operating expenses, distributions to our investors, repurchases under our share repurchase program, and for the payment of principal and interest on our outstanding indebtedness. We may also from time to time enter into other agreements with third parties whereby third parties will contribute to specific investment opportunities. Other potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from private offerings, proceeds from the sale of investments and undistributed funds from operations. However, our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. Our ability to raise proceeds in our public offering will be dependent on a number of factors as well, including general market conditions for BDCs.

We intend to conduct semi-annual tender offers pursuant to our share repurchase program. Our board of directors will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

•	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

•	the liquidity of our assets (including fees and costs associated with disposing of assets);

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•	our investment plans and working capital requirements;

•	the relative economies of scale with respect to our size;

•	our history in repurchasing shares or portions thereof; and

•	the condition of the securities markets.

On March 8, 2016, our board of directors amended our share repurchase program. We intend to conduct tender offers on a semi-annual basis, instead of on a quarterly basis as was done previously. We intend to continue to limit the number of shares to be repurchased in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 5.0% at each semi-annual tender offer. In addition, in the event of a stockholder’s death or disability, any repurchases of shares made in connection with a stockholder’s death or disability may be included within the overall limitation imposed on tender offers during the relevant redemption period, which provides that we may limit the number of shares to be repurchased during any redemption period to the number of shares of common stock we are able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period.

Distributions

Our board of directors has authorized, and has declared, cash distributions payable on a monthly basis to stockholders of record on each day since it commenced operations. From November 2013 until July 2017, the distribution rate has been $0.002378082 per day, which is equivalent to $0.868 per annum, per share of common stock, except for 2016, where the daily distribution rate was $0.002371585 per day to accurately reflect 2016 being a leap year. In July 2017, the board of directors reduced the distribution rate with respect to our cash distributions to $0.001780822 per day, which is equivalent to $0.65 annually, per share of common stock.

The amount of each such distribution is subject to the discretion of our board of directors and applicable legal restrictions related to the payment of distributions. We calculate each stockholder’s specific distribution amount for the month using record and declaration dates and accrue distributions on the date we accept a subscription for shares of our common stock. The distributions are payable by the fifth day following each month end to stockholders of record at the close of business each day during the prior month.

From time to time, we may also pay interim distributions at the discretion of our board of directors. Our distributions may exceed our earnings. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. A return of capital is a return of your initial investment in the Company rather than earnings or gains derived from our investment activities. We have not paid a distribution that represented a return of capital since November 2, 2015.

The table below shows the components of the distributions we have declared and/or paid during the three months ended March 31, 2018 and 2017 (dollars in thousands).

	For the Three Months Ended March 31,	For the Three Months Ended March 31,
	2018	2017
Distributions declared	$28,727	$38,176
Distributions paid	$28,807	$38,442
Portion of distributions paid in cash	$18,640	$23,544
Portion of distributions paid in DRIP shares	$10,167	$14,898

As of March 31, 2018, we had $9.8 million of distributions accrued and unpaid. As of December 31, 2017, we had $9.9 million of distributions accrued and unpaid.

The table below shows the components of the distributions we have declared and/or paid during the years ended December 31, 2017, 2016 and 2015 (dollars in thousands).

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2017	2016	2015
Distributions declared	$135,850	$156,434	$149,619
Distributions paid	$139,443	$156,132	$147,992
Portion of distributions paid in cash	$86,988	$97,708	$77,959
Portion of distributions paid in DRIP shares	$52,455	$58,424	$70,033

As of December 31, 2017, we had $9.9 million of distributions accrued and unpaid. As of December 31, 2016, we had $13.5 million of distributions accrued and unpaid.

We may fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets and non-capital gains proceeds from the sale of assets. We have not established limits on the amount of funds we may use from available sources to make distributions. We may have distributions which could be characterized as a return of capital for tax purposes. During the three months ended March 31, 2018 and 2017, no portion of our distributions was characterized as return of capital for tax purposes. During the years ended December 31, 2017 and 2016, no portion of our distributions was characterized as return of capital for tax purposes. During the year ended December 31, 2015, $16.3 million of our distributions was characterized as return of capital for tax purposes. The specific tax characteristics of our distributions made in respect of our anticipated fiscal year ending December 31, 2017 will be reported to stockholders shortly after the end of the calendar year 2017 as well as in our periodic reports with the SEC. Stockholders should read any written disclosure accompanying a distribution payment carefully and should not assume that the source of any distribution is our ordinary income or gains. Moreover, you should understand that any such distributions were not based on our investment performance

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and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such reimbursements. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all.

The following table sets forth the distributions made during the three months ended March 31, 2018 and 2017 (dollars in thousands):

	For the Three Months Ended March 31,	For the Three Months Ended March 31,
	2018	2017
Monthly distributions	$28,727	$38,176
Total distributions	$28,727	$38,176

The following table sets forth the distributions made during the years ended December 31, 2017, 2016, and 2015 (dollars in thousands):

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2017	2016	2015
Monthly distributions	$135,850	$156,434	$149,619
Total distributions	$135,850	$156,434	$149,619

Taxation as a RIC

We have elected to be treated as a RIC under Subchapter M of the Code commencing with our tax year ended December 31, 2011, and intend to maintain our qualification as a RIC thereafter. As a RIC, we generally will not be subject to corporate- level U.S. federal income taxes on any income that we distribute as dividends for U.S. federal income tax purposes to our stockholders. To maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to maintain RIC tax treatment, we must distribute to our stockholders, for each tax year, an amount equal to at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss and determined without regard to any deduction for dividends paid, or the annual distribution requirement. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to state, local and foreign taxes.

Additionally, in order to avoid the imposition of a U.S. federal excise tax, we are required to distribute, in respect of each calendar year, dividends to our stockholders of an amount at least equal to the sum of 98% of our calendar year net ordinary income (taking into account certain deferrals and elections); 98.2% of our capital gain net income (adjusted for certain ordinary losses) for the one year period ending on October 31 of such calendar year; and any net ordinary income and capital gain net income for preceding calendar years that were not distributed during such calendar years and on which we previously did not incur any U.S. federal income tax. If we fail to qualify as a RIC for any reason and become subject to corporate tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and our stockholders. In addition, we could be required to recognize unrealized gains, incur substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC. We cannot assure stockholders that they will receive any distributions.

Related Party Transactions and Agreements

In connection with the Transaction, we amended the Investment Advisory Agreement, effective as of November 1, 2016, to allow the Adviser to serve as investment adviser to us following the closing of the Transaction.

Investment Advisory Agreement

We entered into an Investment Advisory Agreement on November 1, 2016 under which the Adviser, subject to the overall supervision of our board of directors manages the day-to-day operations of, and provides investment advisory services to us. The Adviser and its affiliates also provide investment advisory services to other funds that have investment mandates that are similar, in whole and in part, with ours. The Adviser and its affiliates serve as investment adviser or sub-adviser to private funds and registered open-end funds, and serves as an investment adviser to a public real estate investment trust. The Adviser’s policies are designed to manage and mitigate the conflicts of interest associated with the allocation of investment opportunities. In addition, any affiliated fund currently formed or formed in the future and managed by the Adviser or its affiliates may have overlapping investment objectives with our own and, accordingly, may invest in asset classes similar to those targeted by us. However, in certain instances due to regulatory, tax, investment, or other restrictions, certain investment opportunities may not be appropriate for either us or other funds managed by the Adviser or its affiliates.

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Administration Agreement

In connection with the closing of the Transaction, we terminated our previous administration agreement and entered into the Administration Agreement with BSP on November 1, 2016. In connection with the Administration Agreement, BSP provides us with office facilities and administrative services.

Co-Investment Relief

The 1940 Act generally prohibits BDCs from entering into negotiated co-investments with affiliates absent an order from the SEC permitting the BDC to do so. The SEC has granted us exemptive relief that allows it to enter into certain negotiated co-investment transactions alongside other funds managed by the Adviser or its affiliates (“Affiliated Funds”) in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions (the “Order”). Pursuant to the Order, we are permitted to co-invest with our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our eligible directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching in respect of us or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies.

Transactions with Affiliates

In connection with the closing of the Transaction, an affiliate of BSP purchased $10.0 million of our common stock based on our net asset value per share as of September 30, 2016 in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). On November 7, 2016, we issued approximately 1.2 million shares of our common stock to such BSP affiliate.

Contractual Obligations

The following table shows our payment obligations for repayment of debt and other contractual obligations at March 31, 2018 (dollars in thousands):

		Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3- 5 years	More than 5 years
Wells Fargo Credit Facility (1)	$266,052	$—	$—	$266,052	$—
Citi Credit Facility (2)	356,003	—	356,003	—	—
UBS Credit Facility (3)	232,500	232,500	—	—	—
2022 Notes (4)	149,216	—	—	149,216	—
2020 Notes (5)	99,236	—	99,236	—	—
JPMC PB Account (6)	71,173	—	—	—	71,173
Total contractual obligations	$1,174,180	$232,500	$455,239	$415,268	$71,173

(1)	As of March 31, 2018, we had $133.9 million of unused borrowing capacity under the Wells Fargo Credit Facility, subject to borrowing base limits.

(2)	As of March 31, 2018, we had $44.0 million of unused borrowing capacity under the Citi Credit Facility, subject to borrowing base limits.

(3)	As of March 31, 2018, we had no unused borrowing capacity under the UBS Credit Facility, subject to borrowing base limits.

(4)	As of March 31, 2018, we had no unused borrowing capacity under the 2022 Notes.

(5)	As of March 31, 2018, we had no unused borrowing capacity under the 2020 Notes.

(6)	As of March 31, 2018, we had $0.9 million of unused borrowing capacity under the JPMC PB Account.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

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Commitments

In the ordinary course of business, we may enter into future funding commitments. As of December 31, 2017, we had unfunded commitments on delayed draw term loans of $38.7 million, unfunded commitments on revolver term loans of $19.8 million and unfunded equity capital commitments of $6.0 million. As of December 31, 2016, we had unfunded commitments on delayed draw term loans of $35.7 million, unfunded commitments on revolver term loans of $24.7 million and unfunded equity capital commitments of $9.4 million. The unfunded commitments are disclosed in our consolidated schedule of investments. We believe we maintain sufficient cash on hand and available borrowing capacity to fund such unfunded commitments.

Significant Accounting Estimates and Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

While our significant accounting policies are more fully described in Note 2 of Notes to Consolidated Financial Statements appearing elsewhere in this report, we believe the following accounting policies require the most significant judgment in the preparation of our consolidated financial statements.

Valuation of Portfolio Investments

Portfolio investments are reported on the consolidated statements of assets and liabilities at fair value. On a quarterly basis we perform an analysis of each investment to determine fair value as follows:

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. We may also obtain quotes with respect to certain of our investments from pricing services or brokers or dealers in order to value assets. When doing so, we determine whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined readily available, we use the quote obtained.

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, we measure the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC 946, as of our measurement date.

For investments in Collateralized Securities, both the assets and liabilities of each Collateralized Securities’ capital structure are modeled. The model uses a waterfall engine to store the collateral data, generate collateral cash flows from the assets, and distribute the cash flows to the liability structure based on the priority of payments. The waterfall cash flows are discounted using rates that incorporate risk factors such as default risk, interest rate risk, downgrade risk, and credit spread risk, among others. In addition, broker quotations and/or comparable trade activity is considered as an input to determining fair value when available.

As part of our quarterly valuation process the Adviser may be assisted by one or more independent valuation firms engaged by us. The board of directors determines the fair value of each investment, in good faith, based on the input of the Adviser and the independent valuation firm(s) (to the extent applicable).

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With respect to investments for which market quotations are not readily available, the Adviser undertakes a multi-step valuation process each quarter, as described below:

•	Each portfolio company or investment will be valued by the Adviser, with assistance from one or more independent valuation firms engaged by our board of directors or as noted below, with respect to investments in an investment fund;

•	The independent valuation firm(s) conduct independent appraisals and make an independent assessment of the value of each investment; and

•	The board of directors determines the fair value of each investment, in good faith, based on the input of the Adviser and independent valuation firm (to the extent applicable).

For an investment in an investment fund that does not have a readily determinable fair value, we measure the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC 946, as of our measurement date. However, there can be no assurance that we will be able to sell such investment at a price equal to its net asset value per share and we may ultimately sell such investment at discount to its net asset value per share.

Our investments in funds that offer periodic liquidity have redemption frequencies which range from monthly to quarterly and redemption notice periods which range from 30 to 90 days. Investments in private equity typically do not offer liquidity and instead, capital is returned through periodic distributions.

Because there is not a readily available market value for most of the investments in our portfolio, we value substantially all of our portfolio investments at fair value as determined in good faith by our board of directors, as described herein. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize significantly less than the value at which we have recorded it.

Revenue Recognition

Interest Income

Investment transactions are accounted for on the trade date. Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Discount and premium on investments purchased are accreted/amortized over the expected life of the respective investment using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discount and amortization of premium on investments.

We have a number of investments in Collateralized Securities. Interest income from investments in the “equity” class of these Collateralized Securities (in our case, preferred shares or subordinated notes) is recorded based upon an estimation of an effective yield to expected maturity utilizing assumed cash flows in accordance with ASC Paragraph 325-40-35, Beneficial Interests in Securitized Financial Assets. We monitor the expected cash inflows from our equity investments in Collateralized Securities, including the expected principal repayments. The effective yield is determined and updated quarterly.

Fee Income

Fee income, such as structuring fees, origination, closing, amendment fees, commitment and other upfront fees are generally non-recurring and are recognized as revenue when earned, either upfront or amortized into income. Upon the payment of a loan or debt security, any prepayment penalties and unamortized loan origination, structuring, closing, commitment and other upfront fees are recorded as income.

Payment-in-Kind Interest/Dividends

We hold debt and equity investments in its portfolio that contain PIK interest and dividend provisions. The PIK interest and PIK dividend, which represent contractually deferred interest or dividends that add to the investment balance that is generally due at maturity, are generally recorded on the accrual basis.

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Non-accrual income

Investments are placed on non-accrual status when principal or interest/dividend payments are past due 30 days or more and/or when there is reasonable doubt that principal or interest will be collected. Accrued cash and un-capitalized PIK interest is generally reversed when an investment is placed on non-accrual status. Previously capitalized PIK interest is not reversed when an investment is placed on non-accrual status. Interest payments received on non-accrual investments may be recognized as income or applied to principal depending upon management’s judgment of the ultimate outcome. Non-accrual investments are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

Gains or losses on the sale of investments are calculated using the specific identification method. We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

See Note 2 to the consolidated financial statements for a description of other accounting policies and recently issued accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risks

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. Our market risk arises primarily from interest rate risk relating to interest rate fluctuations. Many factors including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control contribute to interest rate risk. To meet our short and long- term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes in earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements, subject to the requirements of the 1940 Act, in order to mitigate our interest rate risk with respect to various debt instruments. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates. During the periods covered by this report, we did not engage in interest rate hedging activities. We would not hold or issue these derivative contracts for trading or speculative purposes. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.

As of March 31, 2018, our debt included variable-rate debt, bearing a weighted average interest rate of LIBOR plus 2.38% and fixed rate debt, bearing a weighted average interest rate of 5.25% with a total carrying value of $1,164.0 million. The following table quantifies the potential changes in interest income net of interest expense should interest rates increase by 100 or 200 basis points or decrease by 100 basis points assuming that our current statement of assets and liabilities was to remain constant and no actions were taken to alter our existing interest rate sensitivity.

Change in Interest Rates	Estimated Percentage Change in Interest Income net of Interest Expense
(-) 100 Basis Points	(8.48)%
Base Interest Rate	—%
(+) 100 Basis Points	8.61%
(+) 200 Basis Points	17.23%

Because we may borrow money to make investments, our net investment income may be dependent on the difference between the rate at which we borrow funds and the rate at which we invest these funds. In periods of increasing interest rates, our cost of funds would increase, which may reduce our net investment income. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

SENIOR SECURITIES

Information about our senior securities (including debt securities and other indebtedness) is shown in the following table as of the years ended December 31, 2017, 2016, 2015, 2014, 2013, 2012 and 2011. The Company had no senior securities outstanding as of December 31, 2010

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or any prior fiscal years. The report of our independent registered public accounting firm, Ernst and Young LLP, which audited our financial statements for the fiscal year ended December 31, 2017, is included in Item 16 of our Form 10-K for the fiscal year ended December 31, 2017. KPMG LLP audited our financial statements for the fiscal years ended December 31, 2016, 2015 and 2014.

During the year ended December 31, 2017 the Company had credit facilities with Wells Fargo, Citi, JP Morgan Securities LLC and UBS and have sold $250.0 million in aggregate principal of unsecured notes. During the year ended December 31, 2016 the Company had credit facilities with Wells Fargo, Citi and UBS. During the period ended December 31, 2015, the Company had credit facilities with Wells Fargo, Deutsche Bank, Citi and UBS. During the period ended December 31, 2014, the Company had credit facilities with Citi, Deutsche Bank and Wells Fargo. Prior to June 27, 2014, the Company had a total return swap with Citi. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for more information about these financing arrangements.

The following is a summary of the senior securities as of December 31, 2017 (dollars in thousands).

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Wells Fargo Credit Facility	$188,051	$-	$-	N/A
Citi Credit Facility	336,003	-	-	N/A
UBS Credit Facility(4)	232,500	-	-	N/A
2022 Notes	149,175	-	-	N/A
Unsecured Notes	99,158	-	-	N/A
JPMC PB Account	36,262	-	-	N/A
	$1,041,149	$2,435	$-	N/A

The following is a summary of the senior securities as of December 31, 2016 (dollars in thousands).

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Wells Fargo Credit Facility	$298,152	$-	$-	N/A
Citi Credit Facility	286,003	-	-	N/A
UBS Credit Facility(4)	232,500	-	-	N/A
Unsecured Notes	98,842	-	-	N/A
	$915,497	$2,671	$-	N/A

The following is a summary of the senior securities as of December 31, 2015 (dollars in thousands).

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Wells Fargo Credit Facility	$263,087	$-	$-	N/A
Deutsche Bank Credit Facility	-	-	-	N/A
Citi Credit Facility	270,625	-	-	N/A
UBS Credit Facility(4)	210,000	-	-	N/A
Unsecured Notes	98,526	-	-	N/A
	$842,238	$2,912	$-	N/A

The following is a summary of the senior securities as of December 31, 2014 (dollars in thousands).

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Total Return Swap	$-	$-	$-	N/A
Wells Fargo Credit Facility	288,087	-	-	N/A
Deutsche Bank Credit Facility	60,000	-	-	N/A
Citi Credit Facility	270,625	-	-	N/A
	$618,712	$3,482	$-	N/A

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The following is a summary of the senior securities as of December 31, 2013 (dollars in thousands).

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Total Return Swap	$216,106	$-	$-	N/A
Revolving Credit Facility	132,687	-	-	N/A
	$348,793	$2,800	$-	N/A

The following is a summary of the senior securities as of December 31, 2012 (dollars in thousands).

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Total Return Swap	$52,577	$-	$-	N/A
Revolving Credit Facility	33,907	-	-	N/A
	$86,484	$2,627	$-	N/A

The following is a summary of the senior securities as of December 31, 2011 (dollars in thousands).

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Revolving Credit Facility	$5,900	$2,391	$	N/A

_________________

(1)	Asset coverage per unit is the ratio of the carrying value of the Company’s total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.

(2)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “-” in this column indicates that the Securities and Exchange Commission expressly does not require this information to be disclosed for certain types of senior securities.

(3)	Not applicable because senior securities are not registered for public trading.

(4)	On April 6, 2018, the Company borrowed $90.6 million under the Wells Fargo Credit Facility and used such proceeds, together with cash on hand, to repay at maturity the UBS Credit Facility.

INVESTMENT OBJECTIVES AND POLICIES

Our Company

We are an externally managed, non-diversified closed-end investment company that has elected to be treated as a business development company (“BDC”) under the 1940 Act. In addition, we have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually hereafter, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

We were incorporated in Maryland in May 2010 and commenced our PO on January 25, 2011. As of March 31, 2018, we had issued 197.0 million shares of common stock for gross proceeds of $2.1 billion, including the shares purchased by affiliates and shares issued under the DRIP. As of December 31, 2017, we had repurchased a cumulative 18.8 million shares of common stock through its share repurchase program for payments of $166.2 million Effective November 1, 2016, we are externally managed by our Adviser, a subsidiary of BSP, a leading credit-focused alternative asset management firm with approximately $24 billion in assets under management as of March 31, 2018. In addition, BSP

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provides us with administrative services under the Administration Agreement with the Company. We believe we benefit from the significant investment platform, personnel, scale and resources of our Adviser and BSP. Our investment activities are managed by the Adviser, and supervised by our board of directors, a majority of whom are independent of the Adviser and its affiliates. As a BDC, we are required to comply with certain regulatory requirements. See “Regulation” for discussion of BDC regulation and other regulatory considerations.

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in senior secured loans, and to a lesser extent, mezzanine loans, unsecured loans and equity of predominantly private U.S. middle-market companies. We define middle market companies as those with annual revenues up to $1 billion, although we may invest in larger or smaller companies. We also purchase interests in loans or corporate bonds through secondary market transactions. As of March 31, 2018, 81.4% of our portfolio was invested in senior secured loans.

Senior secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in bankruptcy priority and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. We may also invest in the equity and junior debt tranches of collateralized loan obligation investment vehicles (“Collateralized Securities”). For a discussion of the risks inherent in our portfolio investments, please see the discussion under “Risk Factors”.

We may co-invest, subject to the conditions included in the exemptive order we received from the U.S. Securities and Exchange Commission (the “SEC”), with certain of our affiliates. See “Material Conflicts of Interests” below. We believe that such co-investments may afford us additional investment opportunities and an ability to achieve greater diversification.

As a BDC, we are generally required to invest at least 70% of our total assets primarily in securities of private and certain U.S. limited float public companies (other than certain financial institutions), cash, cash equivalents and U.S. government securities and other high quality debt investments that mature in one year or less.

We are permitted to borrow money from time to time within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one half of our total assets). We have used, and expect to continue to use, our credit facilities and other borrowings, along with proceeds from the rotation of our portfolio and proceeds from private securities offerings to finance our investment objectives. See “Regulation” for discussion of BDC regulation and other regulatory considerations. Although Congress passed the SBCAA on March 23, 2018, which amended the 1940 Act to permit BDCs to incur increased leverage if certain conditions are met, we do not presently intend to avail ourselves of the increased leverage limits permitted by the SBCAA.

About Our Adviser and BSP

BDCA Adviser, LLC, our investment adviser, is served by BSP’s origination, investment and portfolio management team. In total, BSP consists of over 90 investment professionals and over 150 total employees as of December 31, 2017. The Adviser, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act. The Adviser is a subsidiary of BSP, which is also registered as an investment adviser under the Advisers Act. The Adviser’s principal place of business is 9 West 57th Street, 49th Floor, Suite 4920, New York, New York, 10019.

BSP is a leading credit-focused alternative asset management firm with over $24 billion in assets under management as of March 31, 2018. Established in 2008, the BSP platform manages funds for institutions and high-net-worth investors across various credit funds and complementary strategies, including high yield, levered loans, private/opportunistic debt, liquid credit, structured credit and commercial real estate debt. These strategies complement each other as they all leverage the sourcing, analytical, compliance, and operational capabilities that encompass BSP’s robust platform.

Our investment committee consists of Thomas Gahan, Chief Executive Officer of BSP, Michael Paasche, Senior Managing Director of BSP, and Blair D. Faulstich, Senior Portfolio Manager for Private Debt, each with over 20 years of experience in the financial services industry and substantial experience in originating, underwriting and structuring credit investments.

Market Opportunity

We believe that there exists a unique opportunity for BDCs with experience in investing in middle market companies. In our view, middle market companies provide attractive current yields and significant downside protection.

Our current opportunity is highlighted by the following factors:

•	Large pool of uninvested private equity capital likely to seek additional capital to support private investments. We believe there remains a large pool of uninvested private equity capital available to middle market companies. We expect that private

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equity firms will be active investors in middle market companies and that these private equity firms will seek to supplement their equity investments with senior secured and mezzanine debt and equity co-investments from other sources, such as us.

•	Consolidation among commercial banks has reduced their focus on middle market businesses. The commercial banks in the United States, which have traditionally been the primary source of capital to middle market companies, have experienced consolidation, loan losses, and stricter regulatory scrutiny, which has led to a significant tightening of credit standards and substantially reduced loan volume to the middle market. Many financial institutions that have historically loaned to middle market companies have failed or been acquired, and we believe that larger financial institutions are now more focused on syndicated lending to larger corporations and are allocating capital to business lines that generate fee income and involve less balance sheet risk. We believe this market dynamic provides us with numerous opportunities to originate new debt and equity investments in middle market companies.

•	Refinancing activities will provide continued opportunities to extend capital to middle market companies. A significant volume of senior secured and mezzanine debt is expected to come due over the next several years. As companies seek to refinance their debt, we believe this will create new financing opportunities for us.

•	Lower default rates and higher recovery rates in the middle market. Default rates remain relatively low, with generally higher recovery rates in the middle market. Middle market companies are generally over-equitized as compared to large cap companies.

•	Favorable Pricing Environment in the Loan Market. Lower valuation levels in certain situations, combined with reduced liquidity in the secondary loan market, have created opportunities to acquire relatively high yielding senior and subordinated debt, both secured and unsecured, at potentially attractive prices.

Business Strategy

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in first and second lien senior secured debt investments and mezzanine debt issued by middle market companies.

We have adopted the following business strategy to achieve our investment objectives:

•	Utilize the experience and expertise of the principals of our Adviser and BSP. Certain principals of our Adviser and BSP have a broad network of contacts with financial sponsors, commercial and investment banks and leaders within a number of industries that we believe produce significant proprietary investment opportunities outside the normal banking auction process.

•	Focus on middle market companies with stable cash flow. We believe that middle market lending is less competitive than the broadly syndicated loan market, and this is one factor that allows us to negotiate favorable investment terms. Such favorable terms include higher debt yields, more significant covenant protection and greater equity participation than typical of transactions involving larger companies. We generally invest in established companies with positive cash flow. We believe these companies possess better risk-adjusted return profiles than newer companies that are building management expertise or in the early stages of building a revenue base. These middle market companies represent a significant portion of the U.S. economy and often require substantial capital investment to grow their businesses.

•	Employ disciplined underwriting policies and rigorous portfolio management. We employ an extensive underwriting process that includes a review of the investment memo, competitive position, financial performance and industry dynamics of each potential portfolio company. In addition, we perform substantial due diligence on potential investments, and seek to invest with management teams and/or private equity sponsors who have proven capabilities in building value. As part of the monitoring process for portfolio companies, our Adviser analyzes monthly (if available), quarterly, and annual financial statements versus the previous periods and year, reviews financial projections, and may perform other procedures including meeting with management, attending board meetings and reviewing compliance certificates and covenants.

•	Focus on long-term credit performance and principal protection. We structure our customized loan investments on a relatively conservative basis with high cash yields, security interests (preferably first lien) where possible, cash origination fees, and appropriate leverage levels. We seek strong deal protection for our customized debt investments, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control. We believe these protections reduce our risk of capital loss.

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•	Diversification. We seek to diversify our portfolio broadly among companies in a multitude of different industries, thereby reducing the concentration of credit risk in any one company or sector of the economy. We cannot guarantee that we will be successful in this effort.

Deal Origination

Our Adviser and BSP have extensive relationships with private equity firms, competing lenders, loan syndication and trading desks, management teams, investment bankers, and other persons who we believe will continue to provide us with significant investment opportunities. We believe these relationships provide us with competitive advantages over other BDCs.

From time to time, we may receive referrals for new prospective investments from our portfolio companies as well as other participants in the capital markets.

Investment Selection

We strive to structure our debt investments with the maximum seniority and collateral that we can reasonably obtain while seeking to achieve our expectations for total returns on investments. We seek to structure our debt investments so that they often are collateralized by a first or second lien on the assets of the portfolio company. We seek to tailor the terms of our debt investments to the facts and circumstances of the transaction and prospective portfolio company, negotiating a structure that seeks to protect our rights and manage our risk while creating incentives for the portfolio company to achieve its business plan. A substantial source of our return is monthly or quarterly cash interest that we collect on our debt investments.

Our investment philosophy and portfolio construction involves:

•	Company-specific research and analysis; and

•	An emphasis on capital preservation, low volatility, diversification and minimization of downside risk.

The foundation of our investment philosophy is intensive credit investment analysis. We follow a rigorous selection process based on:

•	A comprehensive analysis of company creditworthiness, including a quantitative and qualitative assessment of the company’s business;

•	An evaluation of the management team and support from equity investors;

•	An assessment of the competitive landscape;

•	An analysis of business strategy and long-term industry trends; and

•	An in-depth examination of capital structure, financial results and financial projections.

We seek to identify those companies exhibiting superior fundamental risk-return profiles with a particular focus on investments with the following characteristics:

•	Established companies with a history of positive and stable operating cash flows. We seek to invest in established companies with sound historical financial performance. We typically focus on companies with a history of profitability.

•	Ability to exert meaningful influence. We target investment opportunities in which we will be the lead investor where we can add value through active participation. Our focus is typically on first lien investments.

•	Experienced management team. We will require that our portfolio companies have an experienced management team. We also seek to invest in companies that have a strong equity incentive program in place that properly aligns the interests of management with such company’s investors.

•	Strong franchises and sustainable competitive advantages. We seek to invest in companies with proven products and/ or services and strong regional or national operations.

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•	Diverse customer bases and product offerings. We seek to invest in companies with diverse customer bases and product offerings.

While we believe that the criteria listed above are important in identifying and investing in companies, not all of these criteria will be met by each company in which we invest.

Investment Structure

Once we have determined that a company is suitable for investment, we work with its management and its other capital providers to structure our investment in the company. We negotiate among these parties to agree on how our investment is expected to perform relative to the other capital in the company’s capital structure. We structure our investments as described below.

First Lien Loans. When we structure investments in senior secured loans, we obtain security interests in the assets of the company as collateral in support of the repayment of such loans. This collateral may take the form of first-priority liens on the assets of the company.

Second Lien Loans. We structure these investments as junior, secured loans. We obtain security interests in the assets of the company as collateral in support of the repayment of such loans. This collateral may take the form of second priority liens on the assets of the company.

Subordinated Loans. We structure these investments as unsecured, subordinated loans that provide for relatively high, fixed interest rates that provide us with current interest income. Subordinated loans rank senior only to a company’s equity securities and rank junior to all of such company’s other indebtedness in priority of payment. These loans typically have interest-only payments (often representing a combination of cash pay and payment-in-kind (“PIK”) interest) in the early years. Subordinated loan investments are generally more volatile than secured loans and may involve a greater risk of loss of principal. In addition, the PIK feature of many subordinated loans, which effectively operates as negative amortization of loan principal, increases credit risk exposure over the life of the loan.

Warrants and Minority Equity Securities. In some cases, we may purchase minority equity interests or receive nominally priced warrants or options to buy a minority equity interest in the company in connection with a loan. This can allow us to achieve additional investment return from an equity interest. We may structure such warrants to include provisions protecting our rights as a minority-interest holder, as well as a “put,” or right to sell such securities back to the company, upon the occurrence of specified events.

Intensive Credit Analysis/Due Diligence

The disciplined process through which we make investment decisions with respect to a customized financing transaction involves extensive research into the target company, its industry, its growth prospects and its ability to withstand adverse conditions. If the investment team responsible for the transaction determines that an investment opportunity should be pursued, we engage in an intensive due diligence process. Though each transaction involves a somewhat different approach, the regular due diligence steps generally to be undertaken may include:

•	Meeting with senior management to understand the business more fully and evaluate the ability of the senior management team;

•	Checking management backgrounds and references;

•	Performing a detailed review of financial performance, earnings and potential for earnings growth;

•	Commissioning a quality of earnings report;

•	Visiting the headquarters and conducting other on site diligence;

•	Contacting customers and vendors to assess both business prospects and industry practices;

•	Conducting a competitive analysis, and comparing the company to its main competitors;

•	Researching industry and relevant publications to understand industry wide growth trends;

•	Assessing asset value and the ability of physical infrastructure and information systems to handle anticipated growth;

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•	Investigating legal risks and financial and accounting systems;

•	Engaging third party experts and consultants to assist in the due diligence process; and

•	Building detailed projected financial models with an emphasis on downside scenarios.

Portfolio Monitoring

With respect to customized financing transactions, our Adviser monitors our portfolio companies to determine if each company is meeting its business plan and to assess the appropriate course of action for each company. We employ several methods of evaluating and monitoring the performance and value of our investments, which may include, but are not limited to, the following:

•	Assessment of success in adhering to the portfolio company’s business plan and compliance with covenants;

•	Regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;

•	Attendance at and participation in board meetings of the portfolio company (if available); and

•	Review of monthly (if available), quarterly, and annual financial statements and financial projections for the portfolio company.

Portfolio Asset Quality

Our Adviser employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our Adviser grades the credit risk of all debt investments on a scale of 1 to 5 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio debt investment relative to the inherent risk at the time the original debt investment was made (i.e., at the time of acquisition), although it may also take into account under certain circumstances the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors.

Loan Rating	Summary Description
1	Debt investment exceeding fundamental performance expectations and/or capital gain expected. Trends and risk factors since the time of investment are favorable.
2	Performing consistent with expectations and a full return of principal and interest expected. Trends and risk factors are neutral to favorable. All investments are initially rated a “2”.

3	Performing debt investment requiring closer monitoring. Trends and risk factors show some deterioration.

4	Underperforming debt investment. Some loss of interest or dividend expected, but still expecting a positive return on investment. Trends and risk factors are negative.

5	Underperforming debt investment with expected loss of interest and some principal.

Our internal performance ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or represent or reflect any third-party assessment of any of our investments.

The weighted average risk ratings of our investments based on fair value was 2.33 and 2.32 as of March 31, 2018 and December 31, 2017, respectively. As of March 31, 2018, we had four portfolio companies, which represented eight portfolio investments, on non-accrual status with a total principal amount of $142.7 million, amortized cost of $116.2 million, and fair value of $41.4 million, which represented 4.5%, 4.3% and 1.6% of the investment portfolio's total principal, amortized cost and fair value, respectively. As of December 31, 2017, we had four portfolio companies, which represented eight portfolio investments, on non-accrual status with a total principal amount of $120.2 million, amortized cost of $97.6 million, and fair value of $21.0 million which represented 4.0%, 3.8% and 0.8% of the investment portfolio's total principal, amortized cost and fair value, respectively. Refer to Note 2 - Summary of Significant Accounting Policies - in our consolidated financial statements included in this prospectus for additional details regarding our non-accrual policy.

The weighted average risk ratings of our investments based on amortized cost were 2.32 and 2.18 as of December 31, 2017 and December 31, 2016, respectively. As of December 31, 2017, we had four portfolio companies, which represented eight portfolio investments, on non-accrual status with a total principal amount of $120.2 million, amortized cost of $97.6 million, and fair value of $21.0 million. These amounts represented 4.0%, 3.8% and 0.8% of our investment portfolio’s total principal, amortized cost and fair value, respectively. We are currently evaluating potential value recovery alternatives for these investments. As of December 31, 2016, we had six portfolio companies, which represented eight portfolio investments, on non-accrual status with a total principal amount of $136.2 million, amortized cost of $127.6 million, and fair value of $51.2 million. These amounts represented 5.0%, 5.1% and 2.1% of our investment portfolio’s total principal, amortized cost and fair value, respectively.

The following table shows the distribution of our investments on the 1 to 5 internal performance rating scale at fair value as of December 31, 2017 and 2016:

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	December 31, 2017		December 31, 2016
Internal Performance Rating	Investments at Fair Value (in thousands)	Percentage of Total Investments	Investments at Fair Value (in thousands)	Percentage of Total Investments
1	$93,721	3.7%	$29,635	1.2%
2	1,474,982	58.9%	1,919,186	80.2%
3	603,509	24.1%	168,646	7.0%
4	76,329	3.1%	48,928	2.0%
5	21,040	0.8%	56,376	2.4%
Not rated	233,942	9.4%	171,312	7.2%
Total	$2,503,523	100.0%	$2,394,083	100.0%

Determination of Net Asset Value

The Adviser, acting pursuant to delegated authority from, and under the oversight of our board of directors, assists the board of directors in its determination of the net asset value (“NAV”) of our investment portfolio each quarter and at such other times as may be required by law. Securities for which market quotations are readily available are valued at the reported closing price on the valuation date. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by our board of directors. In connection with that determination, our Adviser facilitates the preparation, through the use each quarter of independent valuation firms, portfolio company valuations using relevant inputs, including but not limited to, indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts.

We classify the fair value measurements of our assets and liabilities into a fair value hierarchy in accordance with Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The guidance defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

With respect to investments for which market quotations are not readily available, the Adviser undertakes a multi-step valuation process each quarter, as described below:

•	Each portfolio company or investment will be valued by the Adviser, with assistance from one or more independent valuation firms engaged by our board of directors or as noted below, with respect to investments in an investment fund;

•	The independent valuation firm(s) conduct independent appraisals and make an independent assessment of the value of each investment; and

•	The board of directors determines the fair value of each investment, in good faith, based on the input of the Adviser and independent valuation firm (to the extent applicable).

For an investment in an investment fund that does not have a readily determinable fair value, the we measure the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC 946, as of our measurement date. However, there can be no assurance that we will be able to sell such investment at a price equal to its net asset value per share and we may ultimately sell such investment at discount to its net asset value per share.

Our investments in funds that offer periodic liquidity have redemption frequencies which range from monthly to quarterly and redemption notice periods which range from 30 to 90 days. Investments in private equity typically do not offer liquidity and instead, capital is returned through periodic distributions.

Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to our audited consolidated financial statements included herein refer to the uncertainty with respect to the possible effect of such valuations, and any change in

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such valuations on our consolidated financial statements. Below is a description of factors that our board of directors may consider when valuing our debt and equity investments.

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. We may also obtain quotes with respect to certain of our investments from pricing services or brokers or dealers in order to value assets. When doing so, we determine whether the quote obtained is readily available according to U.S. generally accepted accounting principles (“U.S. GAAP”) to determine the fair value of the security. If determined to be readily available, we use the quote obtained.

Investments without a readily available market quotation are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, we measure the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC Topic 946, Financial Services - Investment Companies, as of our measurement date. However, there can be no assurance that we will be able to sell such investment at a price equal to its net asset value per share and we may ultimately sell such investment at discount to its net asset value per share.

For investments in Collateralized Securities, the Adviser models both the assets and liabilities of each Collateralized Securities’ capital structure. The model uses a waterfall engine to store the collateral data, generate cash flows from the assets, and distribute the cash flows to the liability structure based on priority of payments. The cash flows are discounted using rates that incorporate risk factors such as default risk, interest rate risk, downgrade risk, and credit spread risk, among others. In addition, the Adviser considers broker quotations and/or comparable trade activity is considered as an input to determining fair value when available.

Determinations in Connection with Offerings

Although we are no longer offering shares of our common stock in a continuous public offering, we may, from time to time, elect to issue shares of our common stock in private placements. We are prohibited under the 1940 Act from selling our shares of common stock at a price, after deducting selling commissions and dealer manager fees, that is below our net asset value per share unless we obtain prior board of directors and stockholder approval. On June 22, 2018, we received stockholder approval to sell shares of our common stock in an amount not to exceed 25% of our then-outstanding common stock immediately prior to each such sale at a price below our then-current NAV, subject to certain conditions. In connection with any issuance of our common stock, our board of directors or a committee thereof review the then current public offering price per share, if available, against the current estimated net asset value per share to ensure that we are not selling shares of our common stock at a price that, after deducting selling commissions and dealer manager fees, was below our net asset value per share. If shares are to be sold at a price below our net asset value per share pursuant to shareholder approval thereof, then a majority of our directors who have no financial interest in the sale and a majority of such directors who are not interested persons of us or the Adviser have determined that any such sale would be in our best interests and those of our stockholders.

In reviewing our offering price in connection with any closing, the board of directors or a committee thereof expects to consider the following factors, among others, in making such determination:

the net asset value of our common stock disclosed in the most recent periodic report we filed with the SEC;

our Adviser’s assessment of whether any material change in the net asset value of our common stock has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed net asset value to the period ending two days prior to the date of the closing on and sale of our common stock; and

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the magnitude of the difference between the net asset value disclosed in the most recent periodic report we filed with the SEC and our Adviser’s assessment of any material change in the net asset value since the date of the most recently disclosed net asset value, and the offering price of the shares of our common stock at the date of closing.

Importantly, this determination requires that we calculate net asset value per share within 48 hours of each closing. In addition, it involves a determination by the board of directors or a committee thereof that we are not selling shares at a price that, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share at the time at which the sale of shares is made. To the extent that there is even a remote possibility that we may issue shares of our common stock at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share, the board of directors or a committee thereof will elect either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to change the offer price.

These processes and procedures are part of our compliance policies and procedures. We record all determinations described in this section, and these records are maintained with other records we are required to maintain under the 1940 Act.

Competition

Our primary competition in providing financing for acquisitions, buyouts and recapitalizations of middle market companies will include other BDCs, public and private buyout and other private equity funds, commercial and investment banks, commercial financing companies, and, to the extent they provide an alternative form of financing, hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds as well as access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC. We expect to use the industry information of the Adviser’s investment professionals, to which we have access, to assess investment risks and determine appropriate pricing for our investments in portfolio companies. In addition, we expect that our relationships and those of the Adviser and BSP will enable us to discover, and compete effectively for, financing opportunities with attractive middle market companies in the industries in which we seek to invest.

Legal Proceedings

As of March 31, 2018, we were not defendants in any material pending legal proceeding, and no such material proceedings are known to be contemplated. However, from time to time, we may be party to certain legal proceedings incidental to the normal course of our business including the enforcement of our rights under the contracts with our portfolio companies. Third parties may also seek to impose liability on us in connection with the activities of our portfolio companies.

PORTFOLIO COMPANIES

The following table sets forth certain information regarding each of the portfolio companies in which we had a debt or equity investment as of March 31, 2018. All listed investments are restricted securities unless indicated otherwise. We offer to make available significant managerial assistance to our portfolio companies. We may receive rights to observe the meetings of our portfolio companies’ board of directors. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments (dollars in thousands):

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)

Senior Secured First Lien Debt - 128.9% (b)
Abaco Systems Holding Corp. (c) (i) 12090 South Memorial Parkway Huntsville, AL 35803	Business Services	L+6.00% (8.34%), 12/7/2021	$23,638	$23,284	$23,094	1.6%
ABC Financial Intermediate, LLC (j) 8320 Highway 107 Sherwood, AR 72120	Media	L+4.25% (5.94%), 1/2/2025	7,739	7,702	7,797	0.5%

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Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Ability Networks Inc. (j) 100 North 6th Street Butler Square, Suite 900A Minneapolis, MN 55403	Health Care Providers & Services	L+3.75% (5.54%), 12/13/2024	13,573	13,508	13,573	0.9%
Adams Publishing Group, LLC (c) (i) 29088 Airpark Dr. Easton, MD 21601	Media	L+7.00% (9.30%), 11/3/2020	15,357	15,235	15,357	1.0%
Adams Publishing Group, LLC (c) 29088 Airpark Dr Easton, MD 21601	Media	L+7.00% (9.30%), 11/3/2020	4,432	4,432	4,432	0.3%
Aleris International, Inc. (x) 25825 Science Park Drive, Suite 400 Cleveland, OH 44122	Metals & Mining	9.50%, 4/1/2021	2,882	3,035	2,999	0.2%
Alvogen Pharma US, Inc. (j) 10 Bloomfield Ave. Pine Brook, NJ 07058	Health Care	L+5.00% (6.88%), 4/2/2022	13,857	13,758	13,875	0.9%
AMI Entertainment Network, LLC(c) (f) (i) 4147 Eastern Avenue SE, Suite 200 Grand Rapids, MI 49508	Hotels, Restaurants & Leisure	L+6.00% (7.69%), 7/21/2022	14,539	14,289	14,285	1.0%
Amports, Inc. (c) 10060 Skinner Lake Drive Suite 205 Jacksonville, FL 32246	Transportation Infrastructure	L+5.00% (6.88%), 5/19/2020	14,876	14,837	14,876	1.0%
Amteck, LLC (c) (i) 2421 Fortune Dr., Suite 150 Lexington, KY 40509	Commercial Services & Supplies	L+6.50% (8.81%), 7/2/2020	20,545	20,384	20,545	1.4%
Amteck, LLC (c) 2421 Fortune Dr., Suite 150 Lexington, KY 40509	Commercial Services & Supplies	L+6.50% (8.81%), 7/2/2020	5,000	5,000	5,000	0.3%
Answers Corporation (c) (p) 6665 Delmar, Suite 3000 St Louis, MO 63130	Technology	L+5.00% (6.88%), 4/15/2021	2,999	2,942	2,909	0.2%
AP Gaming I, LLC (i) (j) 4809 Old Collinsville Rd. Swansea, IL 62226-2014	Gaming/Lodging	L+4.25% (6.13%), 2/15/2024	33,507	33,443	33,884	2.3%
AP NMT Acquisition B.V. (m) De Boelelaan 7 Amsterdam, 1083 HJ Netherlands	Media	L+5.75% (8.06%),8/13/2021	6,620	6,639	6,616	0.4%
APCO Holdings (c) (i) 6010 Atlantic Boulevard Norcross, GA 30071	Diversified Consumer Services	L+6.00% (7.88%), 1/29/2022	3,642	3,570	3,568	0.2%
Applied Merchant Systems West Coast, Inc. (c) 26775 Malibu Hills Road Suite 200 Calabasas, CA 91301	Diversified Financial Services	L+11.50% (13.20%), 10/26/2020	18,597	18,401	17,295	1.2%
Applied Merchant Systems West Coast, Inc. (c) 26775 Malibu Hills Road Suite 200 Calabasas, CA 91301	Diversified Financial Services	L+11.50% (13.20%), 10/26/2020	6,500	6,432	6,045	0.4%

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Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
AqGen Ascensus Inc. (c) (j) 200 Dryden Road Dresher, PA 19025	Technology	L+3.50% (5.80%), 12/3/2022	19,588	19,588	19,588	1.3%
AqGen Ascensus Inc.(c) (f) 200 Dryden Road Dresher, PA 19025	Technology	L+3.50% (5.80%), 12/3/2022	3,704	3,696	3,704	0.3%
Avatar Purchaser, Inc. (c) 65 Dan Road Canton, MA 02021	Business Services	L+7.50% (10.00%), 11/17/2025	11,716	11,381	11,530	0.8%
Avaya Holdings Corp. (j) 4655 Great America Parkway Santa Clara, CA 95054	Communications Equipment	L+4.75% (6.54%), 12/15/2024	26,581	26,334	26,748	1.8%
BCP Raptor, LLC (j) 500 W. Illinois, Suite 700 Midland, TX 79701	Energy Equipment & Services	L+4.25% (6.04%), 6/24/2024	19,935	19,757	20,035	1.4%
BCP Renaissance, LLC (j) 8111 Westchester Drive, Suite 600 Dallas, Texas 75225	Energy Equipment & Services	L+4.00% (5.77%), 10/31/2024	8,472	8,432	8,507	0.6%
BDS Solutions Group, LLC (c) (i) 10 Holland Irvine CA 92618	Business Services	L+8.75% (11.06%), 6/1/2021	32,399	31,934	32,399	2.2%
BDS Solutions Group, LLC (c) 10 Holland Irvine CA 92618	Business Services	L+8.75% (11.06%), 6/1/2021	2,831	2,789	2,831	0.2%
Beaver-Visitec International Holdings, Inc. (c) (j) 411 Waverley Oaks Road, Suite 229 Waltham, MA 02452	Health Care	L+5.00% (7.30%), 8/21/2023	6,563	6,563	6,562	0.4%
Black Mountain Sand, LLC (c) (f) 12526 High Bluff Drive, Suite 160 San Diego, CA 92130	Energy Equipment & Services	L+9.00% (10.69%), 11/30/2021	13,050	12,871	12,869	0.9%
Black Mountain Sand, LLC (c) 12526 High Bluff Drive, Suite 160 San Diego, CA 92130	Energy Equipment & Services	L+9.00% (10.81%), 11/30/2021	$6,525	$6,428	$6,434	0.4%
Blount International, Inc. (j) 4909 SE International Way Portland, OR 97222	Commercial Services & Supplies	L+4.25% (5.92%), 4/12/2023	12,500	12,471	12,656	0.9%
California Resources, Corp. 9200 Oakdale Ave., 9th Floor Los Angeles, CA 91311	Metals & Mining	L+4.75% (6.57%), 12/31/2022	12,259	12,023	12,424	0.8%

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Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (c) (l) (o) (t) 900 South Depot Drive Ogden, UT 84404	Food Products	L+12.50% (13.88%), 9/25/2020	21,208	16,406	2,969	0.2%
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (c) (l) (o) (t) 900 South Depot Drive Ogden, UT 84404	Food Products	L+12.50% (13.88%), 9/25/2020	49,012	33,647	6,862	0.5%
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (c) (l) (o) (t) 900 South Depot Drive Ogden, UT 84404	Food Products	L+12.50% (13.88%) 4/28/2019	2,934	2,829	2,876	0.2%
Catapult Learning, LLC (c) (i) Two Aquarium Drive Camden, NJ 08103	Diversified Consumer Services	L+6.50% (8.27%), 7/16/2020	26,776	26,530	25,571	1.7%
CCW, LLC (c) (f) (i) 752 North 129th Street Omaha, NE 68154	Hotels, Restaurants & Leisure	L+7.00% (8.94%), 3/21/2021	27,750	27,466	27,750	1.9%
Central Security Group, Inc. (c) (i) (j) 2448 East 81st St., Suite 4300 Tulsa, OK 74137	Commercial Services & Supplies	L+5.63% (7.50%), 10/6/2021	25,228	24,954	25,102	1.7%
Chicken Soup for the Soul Publishing, LLC (c) 132 East Putnam Ave. Cos Cob, CT 06807	Media	L+6.25% (7.92%), 1/8/2019	27,386	27,333	24,236	1.6%
Chloe Ox Parent, LLC (j) 251 Little Falls Drive Wilmington, DE 19808	Health Care Providers & Services	L+5.00% (7.30%), 12/23/2024	10,768	10,664	10,876	0.7%
Clarion Events, Ltd (c) (j) Bedford House Fulham Green 69-79 Fulham High Street London, SW6 3JW United Kingdom	Business Services	L+5.00% (6.77%), 3/22/2025	5,817	5,701	5,701	0.4%
Clover Technologies Group, LLC (j) 2700 West Higgins Rd., Suite 100 Hoffman Estates, IL 60169	Commercial Services & Supplies	L+4.50% (6.38%), 5/8/2020	13,512	13,465	10,488	0.7%
Community Care Health Network, LLC (c) (j) 9201 East Mountain View, Suite 220 Scottsdale, AZ 85258	Health Care	L+4.75% (6.74%), 2/16/2025	2,686	2,679	2,703	0.2%
CONSOL Energy, Inc. (j) CNX Center 1000 Consol Energy Dr. Canonsburg, PA 15317	Metals & Mining	L+6.00% (7.99%), 11/28/2022	3,232	3,171	3,311	0.2%
Contura Energy Inc. (j) 340 Martin Luther King Jr. Boulevard Bristol, TN 37620	Energy Equipment & Services	L+5.00% (6.88%), 3/18/2024	7,472	7,408	7,449	0.5%
ConvergeOne Holdings Corp. (c) (j) 3344 Highway 149 Eagan, MN 55121	Technology	L+4.75% (6.63%), 6/20/2024	16,434	16,287	16,434	1.1%
Corfin Industries LLC (c) (f) 7-B Raymond Avenue Salem, NH 03079	Industrials	L+6.50% (8.49%), 2/15/2024	8,615	8,446	8,443	0.6%
Corfin Industries LLC (c) (f) 7-B Raymond Avenue Salem, NH 03079	Industrials	L+6.50% (8.49%), 2/15/2024	48	48	47	0.1%

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Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Cvent, Inc. (j) 1765 Greensboro Station Place, 7th Floor McLean, VA 22102	Internet Software & Services	L+3.75% (5.63%), 11/29/2024	16,436	16,337	16,518	1.1%
DigiCert, Inc (j) 2801 North Thanksgiving Way Suite 500 Lehi, UT 84043	Internet Software & Services	L+4.75% (6.52%), 10/31/2024	10,800	10,749	10,915	0.7%
Eagle Rx, LLC (c) (i) 1480 Imperial Way, West Deptford, NJ 08066	Health Care Providers & Services	L+4.00% (5.91%) 8/15/2019	27,157	27,085	27,157	1.8%
Elo Touch Solutions, Inc (c) (j) 1033 McCarthy Boulevard Milpitas, CA 95035-7920	Technology	L+6.00% (8.00%), 10/31/2023	3,542	3,508	3,542	0.2%
ERG Holding Company (c) (i) 300 Frank West Burr Boulevard, Suite 5 Teaneck, NJ 07878	Health Care Providers & Services	L+6.75% (9.07%), 4/4/2019	33,923	33,722	33,923	2.3%
ERG Holding Company (c) (f) 300 Frank West Burr Boulevard, Suite 5 Teaneck, NJ 07878	Health Care Providers & Services	L+6.75% (9.07%), 4/4/2019	188	188	188	0.1%
Everi Payments, Inc. (j) 7250 South Tenaya Way, Suite 100 Las Vegas, NV 89113	Hotels, Restaurants & Leisure	L+3.50% (5.49%), 5/9/2024	10,628	10,613	10,694	0.7%
Excelitas Technologies Corp. (j) 200 West Street, Suite E403 Waltham, MA 02451	Electronic Equipment, Instruments & Components	L+3.50% (5.16%), 12/2/2024	9,975	9,951	10,058	0.7%
Frontier Communications (m) 401 Merritt 7 Norwalk, CT 06851	Diversified Telecommunications Services	L+3.75% (5.63%), 6/15/2024	$5,541	$5,468	$5,461	0.4%
Genesys Telecommunications Laboratories, Inc. (j) 2001 Junipero Serra Boulevard Daly City, CA 94014	Diversified Telecommunication Services	L+3.50% (5.80%), 12/1/2023	24,689	24,387	24,828	1.7%
Greenwave Holdings, Inc. (c) (d) (l) 133 Technology Drive, Suite 200 Irvine, CA 92618	Internet Software & Services	13.00%, 7/8/2019	10,278	10,245	9,765	0.7%
GTCR Valor Companies, Inc. (j) 300 North LaSalle Street, Suite 5600 Chicago, IL 60654	Internet Software & Services	L+3.25% (5.13%), 6/16/2023	9,950	9,928	10,027	0.7%
HC Group Holdings III, Inc. (j) 1411 Lake Cook Road Deerfield, IL 60015	Health Care	L+5.00% (6.88%), 4/7/2022	14,743	14,542	14,909	1.0%
Hexion Inc. (x) 180 East Broad St. Columbus OH, 43215	Chemicals	10.38%, 2/1/2022	920	920	890	0.1%
Hexion Inc. (x) 180 East Broad St. Columbus OH, 43215	Chemicals	6.63%, 4/15/2020	6,689	6,025	6,237	0.4%
ICR Operations, LLC (c) (i) 685 Third Avenue 2nd Floor New York, NY 10017	Business Services	L+5.50% (7.79%), 3/26/2025	13,670	13,397	13,397	0.9%
ICR Operations, LLC (c) (f) 685 Third Avenue 2nd Floor New York, NY 10017	Business Services	L+5.50% (7.79%),3/26/2024	165	162	162	0.1%

70

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Ideal Tridon Holdings, Inc. (c) (m) 100 Spear Street, Suite 1500 San Francisco, CA 94105	Commercial Services & Supplies	L+5.50% (8.07%), 7/31/2023	23,857	23,433	23,430	1.6%
Ideal Tridon Holdings, Inc. (c) (f) 100 Spear Street, Suite 1500 San Francisco, CA 94105	Commercial Services & Supplies	L+5.50% (8.07%), 7/31/2022	546	513	537	0.1%
Indivior Finance S.A.R.L. (i) 1, Rue de la Poudrerie Leudelange Luxembourg, 3364 Luxembourg	Health Care	L+4.50% (6.42%), 12/18/2022	6,965	6,932	6,974	0.5%
InMotion Entertainment Group, LLC (c) (i) 4801 Executive Park Court, Suite 100 Jacksonville, FL 32216	Specialty Retail	L+7.25% (9.57%), 10/1/2021	13,153	13,112	13,153	0.9%
InMotion Entertainment Group, LLC (c) (f) (i) 4801 Executive Park Court, Suite 100 Jacksonville, FL 32216	Specialty Retail	L+7.75% (10.07%), 10/1/2021	322	322	322	0.1%
Intelsat S.A (m) 4 rue Albert Borschette Luxembourg, L-1246 Luxembourg	Diversified Telecommunication Services	L+4.50% (6.46%), 1/2/2024	665	665	682	0.1%
Intelsat S.A (m) 4 rue Albert Borschette Luxembourg, L-1246 Luxembourg	Diversified Telecommunication Services	L+4.50% (6.46%), 1/2/2024	2,211	2,211	2,236	0.2%
Internap Corporation (c) (j) (m) 250 Williams Street, Suite E-100 Atlanta, GA 30303	Communications Equipment	L+5.75% (7.65%), 4/6/2022	20,158	20,040	20,220	1.4%
IPC Corp. (j) Harborside Financial Plaza 10 3 2nd Street, 15th Floor Jersey City, NJ 07311	Diversified Telecommunication Services	L+4.50% (6.27%), 8/6/2021	3,784	3,730	3,703	0.3%
Iridium Communications, Inc. (x) 1750 Tysons Boulevard Suite 1400 McLean, VA 22102	Diversified Telecommunications Services	10.25%, 4/15/2023	3,536	3,536	3,633	0.2%
Jackson Hewitt, Inc. (j) 3 Sylvan Way, Suite 301 Parsippany, NJ 07054	Diversified Consumer Services	L+7.00% (8.77%), 7/30/2020	6,515	6,454	6,466	0.4%
K2 Pure Solutions NoCal, L.P. (c) (i) 9 Prince Arthur Ave., Main Floor, 4th Floor Toronto, ON M5R 1B2 Canada	Chemicals	L+6.00% (7.88%), 2/19/2021	6,500	6,450	6,500	0.4%

71

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Kahala Ireland OpCo Designated Activity Company (a) (c) (l) (o) Fitzwilliam Hall Fitzwilliam Place Dublin, 2 Ireland	Aerospace & Defense	L+8.00% (13.00%),12/23/2028	141,549	141,549	141,549	9.6%
Kissner Milling Co. Ltd. (x) 32 Cherry Blossom Road Cambridge, ON N3H 4R7 Canada	Chemicals	8.38%, 12/1/2022	21,199	21,516	21,755	1.5%
Lakeland Tours, LLC (f) 218 Water St. W #400 Charlottesville, VA 22902	Diversified Consumer Services	L+4.00% (6.12%), 12/15/2024	5,634	5,620	5,690	0.4%
LenderLive Services, LLC (c) 710 South Ash Street, Suite 200 Glendale, CO 80246	Business Services	L+12.00% (13.85%), 8/11/2020	10,000	9,881	10,000	0.7%
Lightsquared LP (l) 10802 Parkridge Boulevard Reston, VA 20191	Diversified Telecommunications Services	L+8.75% (10.78%), 12/7/2020	11,606	10,932	10,155	0.7%
Lionbridge Technologies, Inc. (c) (j) 1050 Winter Street, Suite 2300 Waltham, MA 02451	Business Services	L+5.50% (7.38%), 2/28/2024	$13,729	$13,671	$13,670	0.9%
Loparex International Holding B.V. (c) (j) Laan van Westenenk 45 PO Box 447 Apeldoorn, 7300 AK Netherlands	Industrials	L+4.25% (6.59%), 4/11/2025	2,003	1,993	1,993	0.1%
MCS Acquisition Corp. (c) (j) 311 Sinclair Road Bristol, PA 19007	Professional Services	L+4.75% (6.63%), 5/18/2024	14,261	14,206	14,261	1.0%
Medallion Midland Acquisition, L.P. (j) 222 W. Las Colinas Blvd., Suite 1140E Irving, TX 75039	Energy Equipment & Services	L+3.25% (5.13%), 11/13/2024	4,439	4,428	4,428	0.3%
Medical Depot Holdings, Inc. (c) (i) 99 Seaview Blvd Port Washington, NY 11050	Health Care	L+5.50% (7.80%), 1/3/2023	19,644	18,224	18,192	1.2%
Michael Baker International, LLC (c) (j) 500 Grant Street, Suite 5400 Pittsburgh, PA 15219	Business Services	L+4.50% (6.34%), 11/21/2022	5,607	5,555	5,610	0.4%
Midwest Can Company, LLC (c) (f) (i) 10800 West Belmont Ave. Franklin Park, IL 60131	Energy Equipment & Services	L+6.75% (8.63%), 1/26/2022	5,054	4,986	5,075	0.3%

72

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
MMM Holdings, LLC (c) (f) (i) 350 Chardón Avenue Torre Chardón, Suite 500 San Juan, PR 00918-2101	Health Care	L+6.25% (8.37%), 3/15/2023	20,578	20,170	20,166	1.4%
Monitronics International, Inc. (j) 1990 Wittington Place Farmers Branch, TX 75234	Diversified Consumer Services	L+5.50% (7.80%), 9/30/2022	11,850	11,872	11,517	0.8%
Montreign Operating Company, LLC (c) (m) 204 State Route 17B Monticello, NY 12701	Hotels, Restaurants & Leisure	L+8.25% (10.13%), 1/24/2023	27,161	26,753	26,951	1.8%
Mood Media Corporation (c) (m) 1703 West Fifth Street, Suite 600 Austin, TX 78703	Business Services	L+7.25% (9.55%), 6/28/2022	13,806	13,549	13,520	0.9%
Motion Recruitment Partners, LLC (c) (f) (i) 131 Clarendon Street 3rd Floor Boston, MA 02116	Professional Services	L+6.00% (7.89%), 2/13/2020	17,069	16,917	17,069	1.2%
Murray Energy Holdings Co. (j) 46226 National Road St Clairsville, OH 43950	Energy Equipment & Services	L+7.25% (9.55%), 4/16/2020	11,340	11,028	9,582	0.6%
National Technical Systems, Inc. (c) (i) 24007 Ventura Boulevard, Suite 200 Calabasas, CA 91302	Professional Services	L+6.25% (7.91%), 6/12/2021	16,469	16,383	15,481	1.0%
Navitas Midstream Midland Basin, LLC (j) 9303 New Trails Drive, Suite 300 The Woodlands, TX 77381	Energy Equipment & Services	L+4.50% (6.40%), 12/13/2024	8,461	8,424	8,445	0.6%
New Star Metals, Inc. (c) (m) 6855 Commerce Boulevard Canton, MI 48187	Business Services	L+9.50% (11.80%), 12/22/2021	24,328	23,921	24,357	1.7%
NexSteppe Inc. (c) (l) (t) 10245 E. Via Linda Scottsdale, AZ 85258	Chemicals	12.00%, 9/30/2018	1,835	1,750	—	—%
NexSteppe Inc. (c) (l) (t) 10245 E. Via Linda Scottsdale, AZ 85258	Chemicals	12.00%, 9/30/2018	12,362	10,453	—	—%
Noosa Acquirer, Inc. (c) (i) (m) 4120 North Country Road Bellvue, CO 80512	Food Products	L+5.25% (7.14%), 11/21/2020	25,000	24,834	25,000	1.7%

73

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
NTM Acquisition Corp. (c) (i) 1675 S State Street Dover, DE 19901	Media	L+6.25% (8.55%), 6/7/2022	18,434	18,256	18,341	1.2%
Office Depot, Inc. (j) 6600 North Military Trail Boca Raton, FL 33496	Specialty Retail	L+7.00% (8.71%), 11/8/2022	8,902	8,735	9,046	0.6%
Optiv, Inc. (j) 1144 15th Street, Suite 2900 Denver, CO 80202	Business Services	L+3.25% (5.13%), 2/1/2024	4,443	4,227	4,282	0.3%
Orchid Underwriters Agency, LLC (c) (f) (i) 1201 19th Place, Suite A110 Vero Beach, FL 32960	Insurance Broker	L+5.00% (7.30%), 3/17/2022	18,480	18,334	18,480	1.3%
ORG Chemical Holdings, LLC (c) (i) (w) 600 Congress Ave., Suite 200 Austin, TX 78701	Chemicals	L+5.75% (8.05%), 6/30/2022	27,752	27,281	27,275	1.8%
ORG GC Holdings, LLC (c) (i) (w) 6330 Gulfton Street Houston, TX 77081	Business Services	L+6.00% (8.80%), 7/31/2022	25,485	25,154	25,024	1.7%
Peabody Energy Corp. (j) Peabody Plaza 701 Market Street St. Louis, MO 63101	Metals & Mining	L+3.50% (5.38%), 3/31/2022	2,608	2,602	2,611	0.2%
PeopLease Holdings, LLC (c) (i) 210 Wingo Way, Suite 400 Mount Pleasant, SC 29464	Commercial Services & Supplies	L+9.00% (11.31%), 2/26/2021	20,000	19,882	15,000	1.0%
PGX Holdings, Inc. (c) (j) 330 North Cutler Drive Salt Lake City, UT 84054	Transportation Infrastructure	L+5.25% (7.13%), 9/29/2020	12,456	12,413	12,083	0.8%
Premier Dental Services, Inc. (i) (j) 530 South Main St. Orange, CA 92868	Health Care	L+4.50% (6.38%), 6/30/2023	$32,935	$32,693	$ 33,182	2.2%
Premier Global Services, Inc. (j) 3280 Peachtree Road, NE The Terminus Building, Suite 1000 Atlanta, GA 30305-2422	Diversified Telecommunication Services	L+6.50% (8.29%), 12/8/2021	9,229	8,985	9,187	0.6%

74

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Pre-Paid Legal Services, Inc. (c) (j) 321 East Main Street Ada, OK 74820	Diversified Consumer Services	L+5.25% (7.13%), 7/1/2019	11,010	11,023	11,010	0.7%
Pride Plating, Inc. (c) (i) 2900 East Highway 10 Grove, OK 74344	Aerospace & Defense	L+5.50%, (7.80%), 6/13/2019	8,259	8,238	8,176	0.6%
PSKW, LLC (c) (i) 1 Crossroads Drive, Third Floor Bedminster, NJ 07921	Health Care Providers & Services	L+4.25% (6.55%), 11/25/2021	1,564	1,554	1,564	0.1%
PSKW, LLC (c) (m) 1 Crossroads Drive, Third Floor Bedminster, NJ 07921	Health Care Providers & Services	L+8.26% (10.56%), 11/25/2021	17,750	17,533	17,750	1.2%
PSKW, LLC (c) (m) 1 Crossroads Drive, Third Floor Bedminster, NJ 07921	Health Care Providers & Services	L+8.26% (10.56%), 11/25/2021	1,972	1,936	1,972	0.1%
PT Network, LLC (c) (i) 501 Fairmount Avenue Towson, MD 21286	Health Care	L+5.50% (7.21%), 11/30/2021	16,892	16,768	16,630	1.1%
PT Network, LLC (c) (f) 501 Fairmount Avenue Towson, MD 21286	Health Care	L+4.50% (9.25%), 11/30/2021	658	658	648	0.1%
Pure Barre, LLC (c) (i) (m) 100 Dunbar Street Spartanburg, SC 29306	Hotels, Restaurants & Leisure	L+7.00% (8.88%), 6/11/2020	25,623	25,426	25,239	1.7%
Pure Barre, LLC (c) 100 Dunbar Street Spartanburg, SC 29306	Hotels, Restaurants & Leisure	L+7.00% (8.88%), 6/11/2020	500	500	493	0.1%
Quorum Health Corporation (j) 1573 Mallory Lane Brentwood, TN 37027	Health Care	L+6.75% (8.63%),4/29/2022	4,308	4,399	4,394	0.3%
Resco Products, Inc. (c) (i) 2 Penn Center West Suite 430 Pittsburgh, PA 15276	Metals & Mining	L+6.25% (7.90%), 3/7/2020	10,000	10,000	9,750	0.7%
Sage Automotive Holdings, Inc. (c) (j) 3 Research Drive Greenville, SC 29607	Auto Components	L+5.00% (6.88%), 11/8/2022	18,414	18,282	18,414	1.2%
SHO Holding II Corporation (c) (j) 666 Fifth Ave., 52nd Floor New York, NY 10103	Specialty Retail	L+5.00% (6.79%), 10/27/2022	9,745	9,680	8,771	0.6%
Skillsoft Corp. (j) (m) 300 Innovative Way, Suite 201 Nashua, NH 03062	Technology	L+4.75% (6.63%), 4/28/2021	17,134	16,409	16,515	1.1%
Squan Holding Corp. (c) 329 Harold Avenue Englewood, NJ 07631	Diversified Telecommunication Services	L+6.00% (8.31%), 10/10/2019	16,878	14,824	13,502	0.9%
SSH Group Holdings, Inc. (c) (i) 12930 Saratoga Ave., Suite A2 Saratoga, CA 95070	Diversified Consumer Services	L+5.00% (7.45%), 10/2/2024	6,073	6,016	6,061	0.4%
Steel City Media (c) Steel City Media Suite 2200 650 Smithfield Street Pittsburgh, PA 15222	Media	L+4.75% (8.25%),3/29/2020	37,956	37,956	37,576	2.5%
Stepstone Group LP (c) (i) 505 Fifth Avenue 17th Floor New York, NY 10017	Financial Services	L+4.00% (5.90%), 3/27/2025	2,932	2,917	2,917	0.2%
Subsea Global Solutions, LLC (c) (f) (i) 2994 North Miami Avenue Miami, FL 33127	Business Services	L+7.00% (9.30%), 3/29/2023	8,475	8,306	8,306	0.6%
SunGard Availability Services Capital, Inc. (j) 680 East Swedesford Road Wayne, PA 19087	IT Services	L+10.00% (11.88%), 10/1/2022	3,430	3,421	3,374	0.2%

75

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Tax Defense Network, LLC (c) (l) (t) 900 Southside Boulevard Jacksonville, FL 32256	Diversified Consumer Services	L+13.00% (15.31%), 8/28/2019	30,602	26,532	7,713	0.5%
Thoughtworks, Inc. (c) (j) 200 East Randolph St. 25th floor Chicago, IL 60601-6501	Business Services	L+4.50% (6.38%), 10/12/2024	4,420	4,410	4,420	0.3%
Tillamook Country Smoker, LLC (c) (i) 8250 Warren Avenue Bay City, OR 97107-3120	Food Products	L+5.75% (7.64%), 5/19/2022	10,244	10,117	10,116	0.7%
Tillamook Country Smoker, LLC (c) (f) 8250 Warren Avenue Bay City, OR 97107-3120	Food Products	L+5.75% (7.49%), 5/19/2022	809	809	799	0.1%
Traverse Midstream Partners, LLC (j) 301 N.W. 63rd, Suite 600 Oklahoma City, OK 73116	Energy Equipment & Services	L+4.00% (5.85%), 9/27/2024	6,352	6,322	6,384	0.4%
Trilogy International Partners, LLC (x) 155 108TH Ave. NE, Suite 400 Bellevue, WA 98004	Diversified Telecommunication Services	8.88%, 5/1/2022	$14,875	$14,813	$15,247	1.0%
Trojan Battery Company, LLC (j) 12380 Clark St. Santa Fe Springs, CA 90670	Auto Components	L+4.75% (6.69%), 6/12/2021	10,451	10,402	10,451	0.7%
Turning Tech LLC (c) (i) 255 West Federal St. Youngstown, OH 44503	Software	L+9.75% (12.06%), 6/30/2020	20,669	20,509	18,602	1.3%
Twenty Eighty, Inc. (c) (f) (l) (p) 370 Interlocken, Boulevard, Suite 600 Broomfield, CO 80021	Media	8.00%, 3/31/2020	6,357	4,748	6,229	0.4%
Twenty Eighty, Inc. (c) (f) (l) (p) 370 Interlocken, Boulevard, Suite 600 Broomfield, CO 80021	Media	L+8.00% (10.30%), 3/31/2020	2,887	2,448	2,887	0.2%
Twenty Eighty, Inc. (c) (f) (l) (p) 370 Interlocken, Boulevard, Suite 600 Broomfield, CO 80021	Media	9.00%, 3/31/2020	5,880	4,424	5,762	0.4%
United Central Industrial Supply Company, LLC (c) (i) (j) 1241 Volunteer Parkway, Suite 1000 Bristol, TN 37620	Commercial Services & Supplies	L+7.25% (9.13%), 10/9/2018	8,481	8,467	8,072	0.5%
USF S&H Holdco, LLC (c) (f) (i) 1760 Old Meadow Road Ste 300 McLean ,VA 22102	Hotels, Restaurants & Leisure	L+5.75% (7.93%), 3/19/2024	24,245	23,883	23,881	1.6%
US Salt, LLC (c) (i) (m) 2 Brush Creek Boulevard, Suite 200 Kansas City, MO 64112	Food Products	L+4.75% (6.63%), 12/1/2023	5,189	5,139	5,135	0.3%

76

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
US Salt, LLC (c) (f) 2 Brush Creek Boulevard, Suite 200 Kansas City, MO 64112	Food Products	L+4.75% (6.63%), 12/1/2023	1,254	1,254	1,241	0.1%
VCVH Holding Corp. (c) (i) (j) 850 New Burton Road Dover, DE 19904	Health Care	L+5.00% (7.31%), 6/1/2023	26,034	25,901	26,224	1.8%
Veritas US Inc. (j) 500 East Middlefield Road Mountain View, CA 94043	Technology	L+4.50% (6.80%), 1/27/2023	14,981	15,020	14,911	1.0%
Veritas US Inc. (x) 500 East Middlefield Road Mountain View, CA 94043	Technology	10.50%, 2/1/2024	15,393	15,199	14,396	1.2%
VetCor Professional Practices LLC (c) (f) (i) 350 Lincoln Place Hingham, MA 02043	Diversified Consumer Services	L+6.25% (8.56%), 4/20/2021	17,987	17,908	17,808	1.0%
Von Drehle Corporation (c) (i) (m) 612 Third Avenue NE Hickory, NC 28601-5164	Life Sciences Tools & Services	L+7.50% (9.19%), 3/6/2023	26,045	25,679	25,751	1.7%
Xplornet Communications, Inc. (a) (j) 300 Lockhart Mill Rd. P.O. Box 9060 Woodstock, NB E7M 6B5 Canada	Diversified Telecommunication Services	L+4.00% (6.30%), 9/9/2021	13,094	13,023	13,119	0.9%
Sub Total Senior Secured First Lien Debt				$1,982,847	$1,900,969	128.9%

Senior Secured Second Lien Debt - 16.1% (b)
Anchor Glass Container Corporation (c) (m) 401 East Jackson Street, Suite 2800 Tampa, FL 33602	Containers & Packaging	L+7.75% (9.49%), 12/7/2024	$20,000	$19,833	$19,194	1.3%
Answers Corporation (c) (p) 6665 Delmar, Suite 3000 St Louis, MO 63130	Technology	L+7.90% (9.00%), 9/15/2021	4,663	4,116	4,360	0.3%
Astro AB Merger Sub, Inc. (m) 160 Greentree Dr. Suite 101 Dover, DE 19904	Diversified Financial Services	L+7.50% (9.27%), 4/30/2023	7,758	7,758	7,855	0.5%
Boston Market Corporation (c) (m) 14103 Denver W Pkwy Golden, CO 80401	Hotels, Restaurants & Leisure	L+8.25% (10.24%), 12/16/2018	24,039	23,984	21,154	1.4%
BrandMuscle Holdings Inc. (c) (m) 233 South Wacker Drive Suite 4400 Chicago, IL 60606	Internet Software & Services	L+8.50% (10.19%), 6/1/2022	24,500	24,185	24,500	1.7%
Carlisle FoodService Products, Incorporated (c) 4711 East Hefner Road Oklahoma City, OK 73131	Food Products	L+7.75% (9.65%), 3/20/2026	10,719	10,506	10,505	0.7%

77

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
CDS U.S. Intermediate Holdings, Inc. (m) 4001 Kennett Pike, Suite 302 Wilmington, DE 19807	Hotels, Restaurants & Leisure	L+8.25% (10.55%), 7/8/2023	7,927	7,814	7,828	0.5%
CIG Financial, LLC (a) (c) (m) 6 Executive Circle Irvine, CA 92614	Consumer Finance	10.50%, 6/30/2019	9,000	8,978	8,370	0.6%
CIG Financial, LLC (a) (c) (f) 6 Executive Circle Irvine, CA 92614	Consumer Finance	10.50%, 6/30/2019	1,000	1,000	930	0.1%
CP VI Bella Blocker Topco, LLC (m) 2701 Renaissance Boulevard Suite 200 King Of Prussia, PA 19406	Health Care	L+6.75% (8.63%), 12/28/2025	2,009	1,999	2,001	0.1%
CREDITCORP (x) 537 Inman St. W. Cleveland, TN 37311	Consumer Finance	12.00%, 7/15/2018	$13,250	$13,243	$12,356	0.8%
Epic Health Services, Inc. (m) 5220 Spring Valley Road Suite 400 Dallas, TX 75254	Health Care Providers & Services	L+8.00% (9.88%), 3/17/2025	15,000	14,803	14,875	1.0%
Genex Holdings, Inc. 440 East Swedesford Road Ste 1000 Wayne, PA 19087	Health Care	L+7.00% (9.05%), 3/6/2026	2,305	2,282	2,309	0.2%
Hertz Corp. (x) 8501 Williams Road Estero, FL 33928	Automobiles	7.63%, 6/1/2022	14,194	14,194	14,394	1.0%
PetVet Care Centers, LLC (c) (m) 1 Gorham Island Westport, CT 06880	Business Services	L+2.75% (4.65%), 2/13/2026	3,539	3,521	3,522	0.2%
PI US Holdco III Limited (c) 35 Great St Helen's London, EC3A 6AP United Kingdom	Consumer Finance	L+7.25% (9.11%), 12/20/2025	6,696	6,630	6,685	0.5%
Recess Holdings, Inc. (c) (m) 401 Chestnut Street, Suite 410 Chattanooga, TN 37402	Hotels, Restaurants & Leisure	L+7.75% (10.20%), 9/29/2025	13,008	12,823	12,813	0.9%
Rx30 HoldCo, Inc. (c) (m) 1555 Boren Drive Ocoee, FL 34761	Health Care Technology	L+9.00% (11.33%), 6/15/2022	11,500	11,361	11,500	0.8%
Rx30 HoldCo, Inc. (c) (m) 1555 Boren Drive Ocoee, FL 34761	Health Care Technology	L+9.00% (11.33%), 6/15/2022	1,229	1,206	1,229	0.1%
TierPoint, LLC (c) (m) 12444 Powerscourt Dr., Suite 450 Saint Louis, MO 63131	Technology	L+3.75% (5.63%), 5/5/2025	5,334	5,287	5,281	0.4%
Safe Fleet Holdings LLC (c) (m) 6800 East 163rd Street Belton, MO 64012	Industrials	L+6.75% (8.53%),2/1/2026	3,143	3,127	3,127	0.2%
U.S. Auto (c) (m) 2705 Atlanta Hwy Athens, GA 30606	Diversified Consumer Services	L+10.50% (12.39%), 6/8/2020	30,000	29,769	29,850	2.0%
US Salt, LLC (c) (m) 2 Brush Creek Boulevard, Suite 200 Kansas City, MO 64112	Food Products	L+8.75% (10.41%), 12/1/2024	12,872	12,688	12,686	0.8%
Sub Total Senior Secured Second Lien Debt				$241,107	$237,324	16.1%

Subordinated Debt - 8.8% (b)
Ardent Legacy Acquisitions, Inc. One Burton Hills Boulevard Nashville, TN 37215	Health Care	L+8.50% (10.16%), 3/1/2023	$21,222	$20,904	$21,302	1.5%
BMC Software Finance, Inc. (x) 2103 CityWest Boulevard Houston, TX 77042	Software	8.13%, 7/15/2021	19,461	19,451	19,385	1.3%
Frontier Communications (x) 401 Merritt 7 Norwalk, CT 06851	Diversified Telecommunication Services	8.13%, 10/1/2018	5,500	5,494	5,565	0.4%
Frontier Communications (x) 401 Merritt 7 Norwalk, CT 06851	Diversified Telecommunication Services	8.50%, 4/15/2020	10,000	9,226	10,150	0.7%
Gold, Inc. (c) (m) 18245 East 40th Avenue Aurora, CO 80011	Textiles, Apparel & Luxury Goods	10.00%, 6/30/2019	3,742	3,700	3,443	0.2%
Park Ave RE Holdings, LLC (c) (d) (l) (o) 200 North Tryon St. Charlotte, NC 28202	Real Estate Management & Development	L+8.00%, (13.00%), 12/31/2021	37,192	37,192	37,192	2.5%
Steel City Media (c) (l) (t) 650 Smithfield Street Pittsburgh, PA 15222	Media	16.00%, 3/29/2020	24,717	24,536	21,010	1.4%

78

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Xplornet Communications, Inc. (a) (l) (x) 300 Lockhart Mill Road P.O. Box 9060 Woodstock, NB E7M 6B5 Canada	Diversified Telecommunication Services	9.63%, 6/1/2022	10,534	10,534	11,061	0.8%
Sub Total Subordinated Debt				$131,037	$129,108	8.8%

Collateralized Securities - 10.9% (b)
Collateralized Securities - Debt Investment
NewStar Exeter Fund CLO - Debt (a) (c) (p) 500 Boylston St. Boston, MA 02116	Diversified Investment Vehicles	9.86%, 1/19/2027	$10,728	$9,302	$8,445	0.6%

WhiteHorse VIII, Ltd. CLO - Debt (a) (c) (p) (v) 200 Crescent Court Dallas, TX 75201	Diversified Investment Vehicles	6.32%, 5/1/2026	$8,000	$7,639	$7,626	0.5%
Collateralized Securities - Equity Investment (n)
B&M CLO 2014-1, LTD. Subordinated Notes (a) (c) (p) (v) 333 South Hope St. Los Angeles, CA 90071	Diversified Investment Vehicles	6.03%, 4/16/2026	$40,250	$12,936	$12,320	0.8%
CVP Cascade CLO, LTD. Subordinated Notes (a) (c) (p) (v) 49 West Putnam Avenue Greenwich, CT 06830	Diversified Investment Vehicles	12.18%, 1/16/2026	31,000	1,784	2,423	0.2%
Figueroa CLO 2014-1, LTD. Subordinated Notes (a) (c) (p) (v) 865 South Figueroa St. Los Angeles, CA 90017	Diversified Investment Vehicles	2.79%, 1/15/2027	35,057	12,079	12,198	0.8%
MidOcean Credit CLO II, LLC Income Notes (a) (c) (p) (v) 320 Park Ave., Suite 1600 New York, NY 10022	Diversified Investment Vehicles	11.24%, 1/29/2030	37,600	20,876	21,820	1.5%
MidOcean Credit CLO III, LLC Subordinated Notes (a) (c) (p) (v) 320 Park Ave., Suite 1600 New York, NY 10022	Diversified Investment Vehicles	2.27%, 7/21/2026	40,250	16,326	16,839	1.1%
MidOcean Credit CLO IV, LLC Income Notes (a) (c) (p) (v) 320 Park Ave., Suite 1600 New York, NY 10022	Diversified Investment Vehicles	8.92%, 4/15/2027	21,500	13,066	13,090	0.9%
NewStar Arlington Senior Loan Program LLC Subordinated Notes(a) (c) (p) (v) 500 Boylston St. Boston, MA 02116	Diversified Investment Vehicles	23.70%, 4/25/2031	31,603	21,380	25,436	1.7%
NewStar Exeter Fund CLO - Equity (a) (c) (p) (v) 500 Boylston St. Boston, MA 02116	Diversified Investment Vehicles	1.07%, 1/19/2027	31,575	11,621	11,071	0.7%
OFSI Fund VI, Ltd. Subordinated Notes (a) (c) (p) (v) 2850 West Golf Road Rolling Meadows, IL 60008	Diversified Investment Vehicles	5.19%, 3/20/2025	38,000	12,229	9,770	0.7%
Related Fee Agreements (a) (c) (s)	Diversified Investment Vehicles		13,841	5,908	3,499	0.2%
Silver Spring CLO, Ltd. Subordinated Notes (a) (c) (p) (v) 281 Tresser Blvd. Stamford, CT 06901	Diversified Investment Vehicles	3.91%, 10/16/2026	31,500	8,570	8,502	0.6%
WhiteHorse VIII, Ltd. CLO Subordinated Notes (a) (c) (p) (v) 200 Crescent Court Dallas, TX 75201	Diversified Investment Vehicles	5.61%, 5/1/2026	36,000	11,558	8,895	0.6%
Sub Total Collateralized Securities				$165,274	$161,934	10.9%

79

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Equity/Other - 13.4% (b)
Answers Corporation - Common Equity (c) (e) (p) 6665 Delmar, Suite 3000 St Louis, MO 63130	Technology		909	$11,361	$10,965	0.7%
Avaya Holdings Corp. (e) (x) (z) 4655 Great America Parkway Santa Clara, CA 95054	Communications Equipment		611	5,309	7,489	0.5%
California Resources Development JV, LLC - Preferred Equity (c) (o) (u) 9200 Oakdale Avenue 9th Floor Los Angeles, CA 91311	Metals & Mining	9.00%	26,717,000	24,049	24,952	1.7%
Capstone Nutrition - Common Stock (fka Integrity Nutraceuticals, Inc.) (c) (e) (o) 900 S. Depot Drive Ogden, UT 84404	Food Products		6,023	1,630	—	—%
Capstone Nutrition - Common Stock (fka Integrity Nutraceuticals, Inc.) (c) (e) (o) (u) 900 S. Depot Drive Ogden, UT 84404	Food Products		24,656	—	—	—%
Danish CRJ LTD. - Common Equity (a) (c) (e) (p) (r) Fitzwilliam Place Dublin 2, Ireland	Aerospace & Defense		10,000	1	460	—%
Evolution Research Group - Preferred Equity (c) (e) 12 New Providence Road Watchung, NJ 07069	Health Care Providers & Services	8.00%	500,000	500	909	0.1%
Greenwave Holdings, Inc. - Series C Preferred Stock Warrant (c) (e) 133 Technology Drive, Suite 200 Irvine, CA 92618	Internet Software & Services	Expire 8/16/2025	172,414	—	—	—%
Kahala Ireland OpCo Designated Activity Company – Common Equity (a) (c) (e) (h) (o) Fitzwilliam Place Dublin 2, Ireland	Aerospace & Defense		137	—	8,849	0.6%
Kahala Ireland OpCo Designated Activity Company – Profit Participating Note (a) (c) (e) (h) (o) Fitzwilliam Place Dublin 2, Ireland	Aerospace & Defense		3,250,000	2,851	3,250	0.2%

80

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Kahala US OpCo LLC - Class A Preferred Units (c) (e) (k) (o) Fitzwilliam Place Dublin 2, Ireland	Aerospace & Defense	13.00%	4,413,472	$10	$—	—%
Mood Media Corporation - Warrants (c) (e) 1703 West Fifth St. Suite 600 Austin, TX 78703	Business Services		121,021	27	48	—%
New Star Metals Inc. - Warrants (c)(e) 6855 Commerce Boulevard Canton, MI 48187	Business Services	Expire 12/22/2036	100,216	151	279	—%
NexSteppe Inc. - Series C Preferred Stock Warrant (c) (e) 10245 E. Via Linda Scottsdale, AZ 85258	Chemicals		237,240	737	—	—%
NMFC Senior Loan Program I, LLC (a) (o) 787 7th Avenue New York, NY 10019	Diversified Investment Vehicles		50,000	50,000	51,126	3.5%
Orchid Underwriters Agency, LLC - Preferred Shares (c) (e) (u) 1201 19th Place, Suite A110 Vero Beach, FL 32960	Insurance Broker		5,000	113	773	0.1%
Orchid Underwriters Agency, LLC - Common Shares (c) (e) (u) 1201 19th Place, Suite A110 Vero Beach, FL 32960	Insurance Broker		5,000	—	76	—%
Park Ave RE Holdings, LLC - Common Shares (c) (e) (o) (w) 200 North Tryon St. Charlotte, NC 28202	Real Estate Management & Development		1,000	102	14,297	1.0%
Park Ave RE Holdings, LLC - Preferred Shares (c) (e) (o) (w) 200 North Tryon St. Charlotte, NC 28202	Real Estate Management & Development	8.00%	47,290	23,645	23,645	1.6%
PennantPark Credit Opportunities Fund II, LP (a) (f) (g) (p) 590 Madison Avenue New York, NY 10022	Diversified Investment Vehicles		$9,952	9,952	10,167	0.7%
South Grand MM CLO I, LLC (a) (f) (o) 1301 Avenue of the Americas New York, NY 10019	Diversified Investment Vehicles		$9,724	9,689	10,596	0.7%
Squan Holding Corp. - Class A Common Stock (c) (e) (p) 329 Harold Avenue Englewood, NJ 07631	Diversified Telecommunication Services		180,835	—	—	—%
Squan Holding Corp. - Series A Preferred Stock (c) (e) (p) 329 Harold Avenue Englewood, NJ 07631	Diversified Telecommunication Services		8,962	—	47	—%
Tax Defense Network, LLC - Common Equity (c) (e) 900 Southside Boulevard Jacksonville, FL 32256	Diversified Consumer Services		106,346	425	—	—%
Tennenbaum Waterman Fund, L.P. (a) 2951 28th St. Santa Monica, CA 90405	Diversified Investment Vehicles		$10,000	10,000	10,430	0.7%
TCG BDC, Inc. - Common Stock (fka Carlyle GMS Finance, Inc.) (a) (x) 520 Madison Avenue New York, NY 10022	Diversified Investment Vehicles		404,899	5,841	5,293	0.4%
The SAVO Group, Ltd. - Warrants (c) (e) 155 N. Upper Wacker Dr. Chicago, IL 60606	IT Services	Expire 3/29/2023	138,000	—	—	—%

81

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
THL Credit Greenway Fund II LLC (a) (p) 100 Federal St. Boston, MA 02110	Diversified Investment Vehicles		$12,141	10,526	9,396	0.6%
Twentyeighty, Inc. - Class A Common Equity (c) (e) 370 Interlocken Boulevard, Suite 600 Broomfield, CO 80021	Media		54,586	—	—	—%
TZ Holdings, Inc. - Warrants (fka Zimbra, Inc.) (c) (e) 40 La Riviere Drive Buffalo, NY 14202	Software		136,000	—	—	—%
TZ Holdings, Inc. - Preferred Shares (fka Zimbra, Inc.) (c) (e)	Software	Expire 10/25/2023	1,000,000	10	179	—%
U.S. Auto - Series A Common Units (c) (e) (u) 2705 Atlanta Hwy Athens, GA 30606	Diversified Consumer Services		10,000	10	—	—%
U.S. Auto - Series A Preferred Units (c) (e) (u) 2705 Atlanta Hwy Athens, GA 30606	Diversified Consumer Services		490	490	532	—%
U.S Auto - Series C Preferred Equity Units (c) (e) (u) 2705 Atlanta Hwy Athens, GA 30606	Diversified Consumer Services		56	56	—	—%
World Business Lenders, LLC - Preferred Stock (c) (e) 101 Hudson St Jersey City, NY 07302	Consumer Finance		922,669	3,750	3,759	0.3%
Sub Total Equity/Other				$171,235	$197,517	13.4%

TOTAL INVESTMENTS - 178.1% (b)				$2,691,500	$2,626,852	178.1%

______________________

(a)	All of the Company's investments, except the investments noted by this footnote, are qualifying assets under Section 55(a) of the Investment Company Act of 1940, as amended (the "1940 Act"). Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of our total assets. Qualifying assets represent 74.5% of the Company's total assets. The significant majority of all investments held are deemed to be illiquid.

(b)	Percentages are based on net assets of $1,475,064 as of March 31, 2018.

(c)	The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's board of directors as required by the 1940 Act. Such investments are valued using significant unobservable inputs (See Note 3 to the consolidated financial statements).

(d)	As of the date of election, the portfolio company elected to pay cash interest, noting the company has the option to elect a portion of the interest to be payment-in-kind (“PIK”).

(e)	Non-income producing at March 31, 2018.

(f)	The Company has various unfunded commitments to portfolio companies. The remaining amount of these unfunded commitments as of March 31, 2018 are comprised of the following:

82

Portfolio Company Name	Investment Type	Commitment Type	Original Commitment	Remaining Commitment
AMI Entertainment Network, LLC	Senior Secured First Lien Debt	Revolver term loan	$1,234	$1,234
AqGen Ascensus Inc.	Senior Secured First Lien Debt	Delayed draw term loan	5,000	1,283
Black Mountain Sand, LLC	Senior Secured First Lien Debt	Delayed draw term loan	13,050	6,525
CCW, LLC	Senior Secured First Lien Debt	Revolver term loan	3,000	3,000
CIG Financial, LLC	Senior Secured Second Lien Debt	Delayed draw term loan	5,000	4,000
Corfin Industries LLC	Senior Secured First Lien Debt	Revolver term loan	956	908
ERG Holding Company	Senior Secured First Lien Debt	Delayed draw term loan	263	75
ERG Holding Company	Senior Secured First Lien Debt	Revolver term loan	87	87
ICR Operations, LLC	Senior Secured First Lien Debt	Revolver term loan	2,753	2,588
Ideal Tridon Holdings, Inc.	Senior Secured First Lien Debt	Revolver term loan	2,731	2,185
InMotion Entertainment Group, LLC	Senior Secured First Lien Debt	Delayed draw term loan	2,200	1,843
Lakeland Tours, LLC	Senior Secured First Lien Debt	Delayed draw term loan	464	464
Midwest Can Company, LLC	Senior Secured First Lien Debt	Delayed draw term loan	828	828
MMM Holdings, LLC	Senior Secured First Lien Debt	Delayed draw term loan	3,522	3,522
MMM Holdings, LLC	Senior Secured First Lien Debt	Revolver term loan	1,761	1,761
Motion Recruitment Partners, LLC	Senior Secured First Lien Debt	Revolver term loan	2,000	2,000
Orchid Underwriters Agency, LLC	Senior Secured First Lien Debt	Revolver term loan	2,200	2,200
PennantPark Credit Opportunities Fund II, LP	Equity capital commitment	Equity capital commitment	10,763	538
PT Network, LLC	Senior Secured First Lien Debt	Delayed draw term loan	6,579	6,579
PT Network, LLC	Senior Secured First Lien Debt	Revolver term loan	1,316	658
South Grand MM CLO I, LLC	Equity capital commitment	Equity capital commitment	35,000	5,476
Subsea Global Solutions, LLC	Senior Secured First Lien Debt	Revolver term loan	963	963
Tillamook Country Smoker, LLC	Senior Secured First Lien Debt	Revolver term loan	2,696	1,887
Twenty Eighty, Inc.	Senior Secured First Lien Debt	Revolver term loan	443	443
US Salt, LLC	Senior Secured First Lien Debt	Delayed draw term loan	1,297	43
USF S&H Holdco, LLC	Senior Secured First Lien Debt	Revolver term loan	1,616	1,616
Vetcor Professional Practices LLC	Senior Secured First Lien Debt	Delayed draw term loan	3,656	2,852
Total			$111,378	$55,558

______________________

(g)	The investment is subject to a three year lock-up restriction on withdrawals. The lock-up expires on March 31, 2019.

(h)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala LuxCo, which own 100% of the equity of the operating company, Kahala Ireland OpCo Designated Activity Company.

(i)	The Company's investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(j)	The Company's investment or a portion thereof is pledged as collateral under the Citi Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(k)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala Aviation US, Inc. which own 100% of the equity of the operating company, Kahala US OpCo LLC.

(l)	For the three months ended March 31, 2018, the following investments paid or have the option to pay all or a portion of interest and dividends via payment-in-kind (“PIK”):

Portfolio Company	Investment Type	Cash	PIK	All-in Rate	PIK Earned for the three months ended March 31, 2018
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.)	Senior Secured First Lien Debt	—%	14.27%	14.27%	$—
Greenwave Holdings, Inc.	Senior Secured First Lien Debt	10.00%	3.00%	13.00%	87
Kahala Ireland OpCo Designated Activity Company	Senior Secured First Lien Debt	—%	13.00%	13.00%	—
Lightsquared LP	Senior Secured First Lien Debt	10.78%	—%	10.78%	290
MMM Holdings, Inc.	Senior Secured First Lien Debt	8.37%	—%	8.37%	—
New Star Metals, Inc.	Senior Secured First Lien Debt	11.80%	—%	11.80%	—
NextSteppe Inc.	Senior Secured First Lien Debt	—%	12.00%	12.00%	—
Park Ave RE Holdings, LLC	Subordinated Debt	13.00%	—%	13.00%	—
Steel City Media	Subordinated Debt	—%	16.00%	16.00%	829
Tax Defense Network, LLC	Senior Secured First Lien Debt	10.81%	4.50%	15.31%	12
Twenty Eighty, Inc.	Senior Secured First Lien Debt	4.00%	4.00%	8.00%	65
Twenty Eighty, Inc.	Senior Secured First Lien Debt	8.00%	—%	8.00%	127
Twenty Eighty, Inc.	Senior Secured First Lien Debt	0.25%	8.75%	9.00%	—
Xplornet Communications, Inc.	Senior Secured First Lien Debt	6.30%	—%	6.30%	—
Xplornet Communications, Inc.	Subordinated Debt	—%	9.63%	9.63%	—
Total					$1,410

(m)	The Company's investment or a portion thereof is pledged as collateral under the UBS Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(n)	For equity investments in Collateralized Securities, the effective yield is presented in place of the investment coupon rate for each investment. Refer to footnote (v) for a further description of an equity investment in a Collateralized Security.

(o)	The provisions of the 1940 Act classify investments based on the level of control that we maintain in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be "non-controlled" when we own 25% or less of the portfolio company's voting securities and "controlled" when we own more than 25% of the portfolio company's voting securities. The Company classifies this investment as "controlled".

(p)	The provisions of the 1940 Act classify investments further based on the level of ownership that we maintain in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as "non-affiliated" when we own less than 5% of a portfolio company's voting securities and "affiliated" when we own 5% or more of a portfolio company's voting securities. The Company classifies this investment as "affiliated".

(q)	Unless otherwise indicated, all investments in the schedule of investments are non-affiliated, non-controlled investments.

(r)	The Company's investment is held through the Consolidated Holding Company, Kahala Aviation Holdings, LLC, which owns 49% of the operating company, Danish CRJ LTD.

83

(s)	Related Fee Agreements consist of five investments with a total fair value of $3.5 million that are classified as Affiliated Investments.

(t)	The investment is on non-accrual status as of March 31, 2018.

(u)	Investments are held in the taxable wholly-owned, consolidated subsidiary, 54th Street Equity Holdings, Inc.

(v)	The Collateralized Securities - subordinated notes are treated as equity investments and are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund’s securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

(w)	The Company's investment is held through the consolidated subsidiary, Park Ave RE, Inc., which owns 100% of the equity of the operating company, Park Ave RE Holdings, LLC.

(x)	The Company's investment or a portion thereof is pledged as collateral under the JPMC PB Account. Individual investments can be divided into parts which are pledged to separate credit facilities.

(y)	The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate ("LIBOR" or "L") or Prime ("P") and which reset daily, monthly, quarterly or semiannually. For each, the Company has provided the spread over LIBOR or Prime and the current interest rate in effect at March 31, 2018. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.

(z)	The investment is not a restricted security.

The following table shows the portfolio composition by industry grouping based on fair value at March 31, 2018:

	At March 31, 2018
	Investments at Fair Value	Percentage of Total Portfolio
Diversified Investment Vehicles	$258,942	9.9%
Business Services	202,152	7.7
Health Care	190,071	7.2
Hotels, Restaurants & Leisure	171,088	6.5
Aerospace & Defense	162,284	6.2
Media	150,243	5.7
Diversified Telecommunication Services	128,576	4.9
Diversified Consumer Services	125,786	4.8
Health Care Providers & Services	122,787	4.7
Commercial Services & Supplies	120,830	4.6
Technology	112,605	4.3
Energy Equipment & Services	89,208	3.4
Food Products	78,189	3.0
Real Estate Management & Development	75,134	2.9
Internet Software & Services	71,725	2.7
Chemicals	62,657	2.4
Metals & Mining	56,047	2.1
Communications Equipment	54,457	2.1
Professional Services	46,811	1.8
Software	38,166	1.5
Gaming/Lodging	33,884	1.3
Consumer Finance	32,100	1.2
Specialty Retail	31,292	1.2

84

	At March 31, 2018
	Investments at Fair Value	Percentage of Total Portfolio
Diversified Financial Services	31,195	1.2
Auto Components	28,865	1.1
Transportation Infrastructure	26,959	1.0
Life Sciences Tools & Services	25,751	1.0
Containers & Packaging	19,194	0.7
Insurance Broker	18,480	0.7
Automobiles	14,394	0.5
Industrials	13,610	0.5
Health Care Technology	12,729	0.5
Electronic Equipment, Instruments & Components	10,058	0.4
Textiles, Apparel & Luxury Goods	3,443	0.1
IT Services	3,374	0.1
Financial Services	2,917	0.1
Insurance	849	—
Total	$2,626,852	100.0%

Set forth below is a brief description of each portfolio company in which the fair value of our investment represents greater than 5% of our total assets as of March 31, 2018:

Kahala Ireland OpCo Designated Activity Company (“Kahala Ireland”) was incorporated in Ireland on April 9, 2014. Kahala Ireland is a special purpose company with limited liability having its registered office at Fitzwilliam Hall, Fitzwilliam Place, Dublin 2, Ireland. Kahala Ireland is a wholly owned subsidiary of Kahala Luxco S.A.R.L (“KLS”) which is ultimately owned by Kahala Aviation Holdings, LLC (“KAH”), the ultimate parent. KAH is 89.5% owned by the Company and 10.5% owned by Kahala Aviation Group Limited. The Group refers to Kahala Ireland and its consolidated subsidiaries, Kahala Ireland Investments Designated Activity Company, Kahala Ireland Capital Designated Activity Company, Kahala 28574 28576 Designated Activity Company, Kahala Aviation Sweden AB and Diamond Head Aviation 2015 Limited. The principal activity of the Group is the financing, purchasing and leasing of aircraft. The Group is managed by Kahala Aviation Group Limited (the “Manager” or “KAGL”), a company organized under the laws of the Cayman Islands. The Manager assumed the managing responsibilities of the previous manager, Kahala Aviation Leasing Ltd on October 6, 2014. Additionally, certain corporate administration services have been outsourced to Maples Fiduciary Services (Ireland) Limited and PAFS Ireland Limited. The Group did not have employees during the year ended December 31, 2017. In 2017, the Group acquired one (1) aircraft held in trust structures. This were placed on lease to a lessee in Spain. During 2017, the Group sold seven aircraft to third parties.

Recent Developments

Distribution Reinvestment Plan (“DRIP”) Sales

From January 1, 2018 through the date hereof, we issued 2.0 million shares of common stock including shares issued pursuant to the DRIP. Total gross proceeds from these issuances including proceeds from shares issued pursuant to the DRIP were $16.6 million.

Share Repurchase Program

On June 15, 2018, we offered to purchase no less than 2,200,000 and up to approximately 2,900,000 shares of our common stock pursuant to our SRP at a price equal to $8.26 per share. The offer expired on July 16, 2018 (the “Expiration Date”) and the results of the offer are pending.

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Asset Purchase Agreement

On July 31, 2018, BSP completed the Triangle Transaction pursuant to the terms the APA between Triangle and an affiliate of BSP.

The gross cash proceeds paid to Triangle were approximately $793.3 million, after adjustments to take into account portfolio activity and other matters occurring since December 31, 2017, as described in greater detail in the APA. In accordance with BSP’s allocation policy, we acquired approximately 24% of the assets in the Portfolio for an aggregate purchase price of approximately $188.1 million. Triangle’s Consolidated Schedule of Investments as of December 31, 2017 and Unaudited Consolidated Schedule of Investments as of March 31, 2018 are contained in Triangle’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed with SEC on May 2, 2018.

The terms of the APA were previously described in the Company’s Current Report on Form 8-K filed with the SEC on April 9, 2018, and the full text of the APA was filed with the SEC on April 20, 2018 as an exhibit (k)(33) to the Company’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2. Such description of the APA is incorporated herein by reference and qualified in its entirety by reference to the full text of the APA.

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Amendment to Wells Fargo Credit Facility

On April 3, 2018, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, Funding I, entered into an amendment to its revolving credit facility with the Company, as the servicer, Wells Fargo Bank, National Association, as the administrative agent, and U.S. Bank as collateral agent, account bank and collateral custodian (the “Wells Fargo Credit Facility”), to, among other things, increase the aggregate amount of principal under the Wells Fargo Credit Facility from $400.0 million to $500.0 million.

On May 9, 2018, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, Funding I, entered into another amendment to its revolving credit facility with the Company, as the servicer, Wells Fargo Bank, National Association, as the administrative agent, and U.S. Bank as collateral agent, account bank and collateral custodian, to, among other things, extend the maturity date to May 9, 2023.

Maturity of UBS Credit Facility

On April 6, 2018, BDCA borrowed $90.6 million under Wells Fargo Credit Facility and used such proceeds, together with cash on hand, to repay at maturity the debt financing facility that it had entered into with UBS AG, London Branch through a wholly-owned special-purpose, bankruptcy-remote subsidiary, BDCA Helvetica Funding, Ltd.

JPMC PB Account Closure

On May 8, 2018 the Company fully repaid its borrowings under the JPMC PB Account and closed the account.

2023 Notes

On May 11, 2018, the Company entered into a Purchase Agreement relating to the Company’s sale of $60.0 million aggregate principal amount of its 5.375% fixed rate senior notes due May 30, 2023 (the “2023 Notes”). The 2023 Notes are subject to customary indemnification provisions and representations, warranties and covenants. The net proceeds from the sale of the 2023 Notes were approximately $58.7 million. The 2023 Notes bear interest at a rate of 5.375% per year payable semi-annually.

MANAGEMENT

Our business and affairs are managed under the direction of our board of directors. The responsibilities of the board of directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. The board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee, and may establish additional committees from time to time as necessary. Each director will serve until annual meeting of stockholders and until his or her successor is duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of the meeting shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors.

Board of Directors and Executive Officers

Our board of directors consists of six members, a majority of whom are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Directors is divided into three classes as nearly equal in number as possible, whose terms of office expire in successive years over every three year period. Our Board of Directors now consists of six directors as set forth below.

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Class I (To Serve Until the Annual Meeting of Stockholders in 2021)	Class II (To Serve Until the Annual Meeting of Stockholders in 2019)	Class III (To Serve Until the Annual Meeting of Stockholders in 2020)
Richard J. Byrne	Edward G. Rendell(2)(3)	Ronald J. Kramer(1)(2)
Lee S. Hillman(1)(3)	Dennis M. Schaney(2)(3)	Leslie D. Michelson(1)(2)

(1)	Member of Audit Committee of the Board of Directors (the “Audit Committee”).

(2)	Member of Nominating and Corporate Governance Committee of the Board of Directors (the “Nominating and Corporate Governance Committee”).

(3)	Member of Compensation Committee of the Board of Directors (the “Compensation Committee”).

Successive classes of directors are elected annually by our stockholders, and there is no limit on the number of times a director may be elected to office. Each director serves until the third annual meeting of stockholders subsequent to the one at which he or she is elected or (if longer) until his or her successor is duly elected and qualifies. The Charter and bylaws provide that the number of directors shall be fixed by a resolution of the Board of Directors; provided, however, that the number of directors shall never be less than three (3) or greater than fifteen (15). We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under Section 402 of the Sarbanes-Oxley Act of 2002.

Directors

Information regarding our board of directors is set forth below. We have divided the directors into two groups — independent directors and interested directors.

Name	Age	Director Since	Expiration of Current Term
Interested Directors
Richard J. Byrne	57	2016	2021 Annual Meeting
Independent Directors
Lee S. Hillman	62	2017	2021 Annual Meeting
Ronald J. Kramer	59	2016	2020 Annual Meeting
Leslie D. Michelson	67	2011	2020 Annual Meeting
Edward G. Rendell	74	2011	2019 Annual Meeting
Dennis M. Schaney	61	2017	2019 Annual Meeting

Executive Officers and Chief Compliance Officer

The following persons serve as our executive officers and Chief Compliance Officer:

Name	Age	Position(s) Held with the Company	Officer Since
Richard J. Byrne	57	Chairman, Chief Executive Officer and President	2016
Corinne D. Pankovcin	51	Chief Financial Officer and Treasurer	2015
Leeor P. Avigdor	36	Secretary	2016
Guy F. Talarico	62	Chief Compliance Officer	2016

The address for each director and officer of the Company is c/o Business Development Corporation of America, 9 West 57th Street, 49th Floor, Suite 4920, New York, NY 10019.

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Biographical Information

Interested Directors:

Richard J. Byrne has served as chairman of the Board of Directors, Chief Executive Officer and President of the Company since November 2016. Mr. Byrne is President of BSP and Chairman and CEO of Benefit Street Partners Realty Trust, Inc. Prior to joining BSP in April 2013, Mr. Byrne was Chief Executive Officer of Deutsche Bank Securities, Inc. He was also the Global Co-Head of Capital Markets at Deutsche Bank. Before joining Deutsche Bank, Mr. Byrne was Global Co-Head of the Leveraged Finance Group and Global Head of Credit Research at Merrill Lynch & Co. He was also a perennially top-ranked credit analyst. Mr. Byrne earned an M.B.A. from the Kellogg School of Management at Northwestern University and a B.A. from Binghamton University. Mr. Byrne is a member of the Board of Directors of MFA Financial, Inc. and the Board of Directors of New York Road Runners.

We believe that Mr. Byrne’s current and prior experience as a director and/or executive officer of the companies described above and his extensive knowledge of the financial services industry and the capital markets make him well qualified to serve as a member of our Board of Directors.

Independent Directors:

Lee S. Hillman has served as an independent director of the Company since February 2017. Mr. Hillman has served as President of Liberation Advisory Group, a private management consulting firm, since 2003. Mr. Hillman has also served as Chief Executive Officer of Performance Health Systems, LLC, an early-stage business distributing Power PlateTM and bioDensity® branded, specialty health and exercise equipment since 2012, and its predecessor since 2009. From February 2006 to May 2008, Mr. Hillman served as Executive Chairman and Chief Executive Officer of Power Plate International (“Power Plate”) and from 2004 through 2006 as CEO of Power Plate North America. Previously, from 1996 through 2002, Mr. Hillman was CEO of Bally Total Fitness Corporation, then the world’s largest fitness membership club business. Mr. Hillman currently serves as a member of the board of directors of Lawson Products, Inc. where he serves as the lead independent director and member of its Audit Committee and Financial Strategies Committee as well as chair of its Compensation Committee. He also serves as a board member and member of the Audit, Compensation and Nominating/Governance Committees of HC2 Holdings, Inc. and as trustee and member of the Audit Committee of Adelphia Recovery Trust. Previously he has served as a member of the Board of Directors of HealthSouth Corporation, Wyndham International, RCN Corporation (where he was Chairman of the Board), Bally Total Fitness Corporation (where he was Chairman of the Board) and Professional Diversity Network. Mr. Hillman holds a B.S. in Finance and Accounting from the Wharton School of the University of Pennsylvania and an M.B.A. in Finance and Accounting from the Booth School of Business of the University of Chicago. Mr. Hillman is a Certified Public Accountant and former audit partner with Ernst & Young.

We believe that Mr. Hillman’s experience as a director or executive officer of the companies described above make him well qualified to serve as a member of our Board of Directors.

Ronald J. Kramer was elected as an independent director of the Company in October 2016. He has served as the Chief Executive Officer of Griffon Corporation (NYSE:GFF) since April 2008, as Chairman of the Board of Griffon Corporation from January 2018, and as a director of Griffon Corporation since 1993. Griffon Corporation is a diversified holding company with a portfolio of businesses in the following industries: home and building products, specialty plastic films and defense electronics. From 2002 through March 2008, he was President and a director of Wynn Resorts, Ltd. (NASDAQ:WYNN), a developer, owner and operator of destination casino resorts. From 1999 to 2001, Mr. Kramer was a Managing Director at Dresdner Kleinwort Wasserstein, an investment banking firm, and its predecessor Wasserstein Perella & Co. He was formerly a member of the Board of Directors of Leap Wireless International, Inc. (formerly NASDAQ:LEAP), Monster Worldwide, Inc. (NYSE:MWW) and Sapphire Industrials Corporation (formerly AMEX:FYR). Mr. Kramer holds a BS degree from the Wharton School of the University of Pennsylvania and an MBA from New York University.

We believe that Mr. Kramer’s experience as a director or executive officer of the companies described above make him well qualified to serve as a member of our Board of Directors.

Leslie D. Michelson has served as an independent director of the Company since January 2011, including as lead independent director since February 2016. Mr. Michelson has served as an independent director of Healthcare Trust, Inc. (“HTI”) since December 2015, including as non-executive chair since October 2016. Mr. Michelson has served as an independent director of American Finance Trust, Inc. (“AFIN”) since February 2017.

Mr. Michelson previously served as an independent director of American Realty Capital — Retail Centers of America, Inc. (“RCA”) from November 2015 until the close of RCA’s merger with AFIN in February 2017, and previously served as an independent director of RCA from March 2012 until October 2012. Mr. Michelson previously served as an independent trustee of Realty Capital Income Funds Trust, a family of mutual funds advised by an affiliate of AR Global, from April 2013 until its dissolution in January 2017. Mr. Michelson previously served as an independent director of American Realty Capital Healthcare Trust, Inc. (“HT”) from January 2011 until July 2012 and as lead independent director of HT from July 2012 until January 2015 when HT closed its merger with Ventas, Inc. Mr. Michelson served as an independent director of American Realty Capital Trust, Inc. from January 2008, including as lead independent director from July 2012, until the close of its merger with Realty Income Corporation in January 2013. Mr. Michelson also served as an independent director of VEREIT, Inc. (“VEREIT”) from October 2012 until April 2015. Mr. Michelson served as an independent director of American Realty Capital Daily Net Asset Value Trust, Inc. from August 2011 until February 2012 and as an independent director of New York REIT, Inc. (“NYRT”) from October 2009 until August 2011.

Since April 2007, Mr. Michelson has served as the chairman and chief executive officer of Private Health Management, a company which assists corporate employees and their dependents, families and individuals obtain the best medical care. Mr. Michelson has served as a member of the Board of Advisors of the UCLA Fielding School of Public Health since October 2013. He has served as a director of Druggability Technology Holdings, Ltd., a proprietary pharmaceutical product business dedicated to the development and commercialization of high-value pharmaceutical products, since April 2013. He has served as founder and chief executive officer of Michelson on Medicine, LLC since January 2011. Mr. Michelson served as vice chairman and chief executive officer of the Prostate Cancer Foundation, the world’s largest private source of prostate cancer research funding, from 2002 until 2006 and served on its Board of Directors from 2002 until 2013. Mr. Michelson served on the Board of Directors of Catellus Development Corp. (“Catellus”), from 1997 until 2004 when the company was sold to ProLogis. Mr. Michelson was a member of the Audit Committee of the Board of Directors of Catellus for five years and served at various times as the chairman of the Audit Committee and the Compensation Committee. From 2001 to 2002, he was an investor in, and served as an advisor or director of, a portfolio of entrepreneurial healthcare, technology and real estate companies. From 2000 to 2001, he served as chief executive officer and as a director of Acurian, Inc., an Internet company that accelerates clinical trials for new prescription drugs. From 1998 to 1999, Mr. Michelson served as chairman and co-chief executive officer of Protocare, Inc., a manager of clinical trials for the pharmaceutical industry and disease management firm. From 1988 to 1998, he served as chairman and chief executive officer of Value Health Sciences, Inc., an applied health services research firm he co-founded. Mr. Michelson served as a director of Nastech Pharmaceutical Company Inc., a NASDAQ-traded biotechnology company focused on innovative drug delivery technology, from 2004 to 2008, of Highlands Acquisition Company, an AMEX-traded special purpose acquisition company, from 2007 to 2009, of G&L Realty Corp., a NYSE-traded medical office building REIT from 1995 to 2001, and of Landmark Imaging, a privately held diagnostic imaging and treatment company, from 2007 to 2010. Also since 2004, he has served as a director of ALS-TDI, a philanthropy dedicated to curing Amyotrophic Lateral Sclerosis, commonly known as Lou Gehrig’s disease. Mr. Michelson received his B.A. from The Johns Hopkins University in 1973 and a J.D. from Yale Law School in 1976.

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We believe that Mr. Michelson’s experience as a director or executive officer of the companies described above make him well qualified to serve as a member of our Board of Directors.

Governor Edward G. Rendell has served as an independent director the Company since January 2011. Gov. Rendell has also served as an independent director of American Realty Capital — Retail Centers of America, Inc. (“RCA”) from October 2012 to February 2017 and previously served as an independent director of RCA from February 2011 until March 2012. Gov. Rendell has also served as an independent director of Global Net Lease, Inc. since March 2012. Governor Rendell served as an independent director of American Realty Capital Trust III, Inc. (“ARCT III”) from March 2012 to February 2013. Gov. Rendell served as an independent director of VEREIT from February 2013 until April 2015. Governor Rendell served as the 45th Governor of the Commonwealth of Pennsylvania from January 2003 through January 2011. As the Governor of the Commonwealth of Pennsylvania, Gov. Rendell served as the chief executive of the nation’s 6th most populous state and oversaw a budget of $28.3 billion. Gov. Rendell also served as the Mayor of Philadelphia from January 1992 through January 2000. As the Mayor of Philadelphia, Gov. Rendell eliminated a $250 million deficit, balanced the city’s budget and generated five consecutive budget surpluses. Gov. Rendell was also the General Chairperson of the National Democratic Committee from November 1999 through February 2001. Gov. Rendell served as the District Attorney of Philadelphia from January 1978 through January 1986. In 1986, Gov. Rendell was a candidate for governor of the Commonwealth of Pennsylvania. In 1987, Gov. Rendell was a candidate for the mayor of Philadelphia.

From 1988 through 1991, Gov. Rendell was an attorney at the law firm of Mesirov, Gelman and Jaffe. From 2000 through 2002, Gov. Rendell was an attorney at the law firm of Ballard Spahr. Gov. Rendell worked on several real estate transactions as an attorney in private practice. An Army veteran, Governor Rendell holds a B.A. from the University of Pennsylvania and a J.D. from Villanova Law School.

We believe that Governor Rendell’s experience as a director or executive officer of the companies described above and his over 30 years of legal, political and management experience gained from serving in his capacities as the Governor of Pennsylvania and as the Mayor and District Attorney of Philadelphia, including his experience in overseeing the acquisition and management of Pennsylvania’s real estate development transactions, including various state hospitals, make him well qualified to serve as a member of our Board of Directors.

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Dennis M. Schaney has served as an independent director of the Company since February 2017. Mr. Schaney previously served as Managing Director and Head of High Yield and Leveraged Loans at Morgan Stanley Investment Management. Mr. Schaney also served as Co-Head of Morgan Stanley Credit Partners. During this time, he was responsible for leveraged loan, high yield bond and mezzanine investments across a variety of funds including closed-end, open-end and institutional separate accounts. Mr. Schaney retired from Morgan Stanley Investment Management in 2010. From 2003 to 2007, he served as Managing Director and Global Head of Fixed Income for Credit Suisse Asset Management. He oversaw global teams responsible for all fixed income investments and served on the asset management’s Executive Committee and the Management Committee for Credit Suisse. Prior to Credit Suisse, Mr. Schaney founded BlackRock Financial Management’s Leveraged Finance Group which was responsible for high yield, leveraged loan and mezzanine investments. He was also responsible for the alternative investment effort for leveraged assets including the Magnetite CLO/CBO products. In addition to those responsibilities, he co-headed the firm’s credit research effort. Mr. Schaney worked at Merrill Lynch from 1988 through 1997 where he was Global Head of Corporate and Municipal Bond Research and an analyst covering the media, entertainment, and cable sectors. Prior to Merrill Lynch, Mr. Schaney was a Vice President at First Boston Corporation focusing on corporate restructuring and credit advisory services. He was also a Rating Officer for Standard & Poor’s Rating Services. Mr. Schaney holds a B.S. in Psychology from the University of Bridgeport and an M.S. in Finance from Fairfield University.

We believe that Mr. Schaney’s experience as a director or executive officer of the companies described above make him well qualified to serve as a member of our Board of Directors.

Executive Officers (who are not directors) and Chief Compliance Officer:

Corinne D. Pankovcin has served as Chief Financial Officer of the Company since December 2015. Prior to joining the Company, Ms. Pankovcin was the Chief Financial Officer and Treasurer of BlackRock Capital Investment Corporation (formerly, BlackRock Kelso Capital Corporation) (NASDAQ: BKCC), an externally-managed business development company, and a Managing Director of Finance at BlackRock Investment Management LLC from January 2011 until August 2015. Prior to that, Ms. Pankovcin was a senior member of Finance & Accounting of Alternative Investments and served as chief financial officer for the Emerging Markets products group at PineBridge Investments (formerly AIG Investments). From 2005 to 2011, Ms. Pankovcin was primarily responsible for the administration of the alternative asset products, including financial reporting. She managed the finance operations for the various product teams and coordinated investment valuations and investor reporting. From 2002 to 2005, Ms. Pankovcin was with Geller & Company, where she served as Director of Business Development and Process Implementations. Prior to joining Geller & Company, she served as Vice President of Finance and Accounting for Bessemer Venture Partners. Ms. Pankovcin began her career with PricewaterhouseCoopers LLP, where she ultimately held the role of Senior Manager of Business Assurance for Consumer Products, Manufacturing, and Middle Market industries from 1991 to 2001. Ms. Pankovcin earned her B.S. in Business Administration, with honors, from Dowling College and her M.B.A. from Hofstra University. She is a Certified Public Accountant.

Leeor P. Avigdor has served as Secretary of the Company since November 2016. Mr. Avigdor is also a Director with BSP focused on strategic development activities. Prior to joining BSP in 2015, Mr. Avigdor worked as a Director at Barclays in the financial institutions investment banking group, where he worked on numerous M&A and capital markets transactions for asset management and specialty finance companies, including business development companies. Prior to joining Barclays, Mr. Avigdor worked as an investment banker at UBS in the Financial Institutions Group. Prior to investment banking, Mr. Avigdor began his career at UBS in interest rate derivative sales within the fixed income division. Mr. Avigdor received a Bachelor of Science in Operations Research and Industrial Engineering from Cornell University.

Guy F. Talarico has served as Chief Compliance Officer of the Company since February 2016. Mr. Talarico is the founder and chief executive officer of Alaric Compliance Services LLC, a regulatory compliance consulting firm. Mr. Talarico has over 29 years of experience in the financial services industry, his background includes serving as the CCO to various registered investment advisers and registered investment companies; the management of a $45 billion asset management and services group at JP Morgan-Chase; client management of SEC-registered advisers within the Institutional Custody Division of Investors Bank & Trust Company; development of an outsourced SEC regulatory compliance program for registered advisers; and legal compliance support. Just prior to founding ALARIC Compliance Services, LLC, he was the co-CEO of EOS Compliance Services, LLC.

Information About the Board of Directors and its Committees

The Board of Directors ultimately is responsible for the management and control of our business and operations. Our current executive officers are employees of affiliates of our Adviser. We have no employees and have retained the Adviser and its affiliates to manage our day-to-day operations. The Adviser is a subsidiary of BSP. Mr. Byrne is the President of BSP.

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The Board of Directors held a total of 35 meetings, including action by written consent, during the fiscal year ended December 31, 2017. All directors attended at least 75% of the total number of meetings while they were a member of the Board of Directors. We encourage, but do not require, all directors to attend our annual meetings of stockholders. Our chairman of the Board, CEO and president attended last year’s annual meeting of stockholders.

The Board of Directors has approved and organized an Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Leadership Structure of the Board of Directors

The Board of Directors monitors and performs an oversight role with respect to the business and affairs of the Company, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers to the Company. Among other things, the Board of Directors approves the appointment of the investment adviser, administrator and officers, reviews and monitors the services and activities performed by the investment adviser, administrator and officers and approves the engagement, and reviews the performance of, the Company’s independent registered public accounting firm.

Under the Bylaws, the Board of Directors may designate a chairman to preside over the meetings of the Board of Directors and meetings of the stockholders and to perform such other duties as may be assigned to him by the Board of Directors. The Company does not have a fixed policy as to whether the chairman of the Board of Directors should be an independent director and believes that its flexibility to select its chairman and reorganize its leadership structure from time to time is in the best interests of the Company and its stockholders.

Since November 2016, Mr. Byrne has served as our chairman of the Board of Directors and as our Chief Executive Officer and President. Our Board of Directors believes that our chief executive officer is best situated to serve as chairman because he is the director most familiar with our business and industry and most capable of effectively identifying strategic priorities and leading the discussion and execution of the Company’s strategy. We believe the combined role of chairman and chief executive officer, together with our independent directors, is in our best interest because it provides the appropriate balance between strategic development and independent oversight of management.

The independent directors have designated a lead independent director whose duties include, among other things, chairing executive sessions of the independent directors, acting as a liaison between the independent directors and chairman of the Board of Directors and between the independent directors and officers of the Company and the investment adviser, facilitating communication among the independent directors and the Company’s counsel, reviewing and commenting on Board of Directors and committee meeting agendas and calling additional meetings of the independent directors as appropriate. The Board has designated Mr. Michelson as the lead independent director.

The Company believes that board leadership structures must be evaluated on a case-by-case basis and that its existing board leadership structure is appropriate. However, the Company continually re-examines its corporate governance policies on an ongoing basis to ensure that they continue to meet the Company’s needs.

Oversight of Risk Management

The Board of Directors has an active role in overseeing the management of risks applicable to the Company. The entire Board is actively involved in overseeing risk management for the Company through its oversight of the Company’s executive officers and the Adviser. Each committee of our Board of Directors plays a distinct role with respect to overseeing management of our risks:

Audit Committee: Our Audit Committee oversees the management of enterprise risks. To this end, our Audit Committee meets at least annually (i) to discuss our risk management guidelines, policies and exposures and (ii) with our independent registered public accounting firm to review our internal control environment and other risk exposures.

Compensation Committee: Our Compensation Committee oversees the management of risks relating to the fees paid to the Adviser under the investment advisory agreement. In fulfillment of this duty, the Compensation Committee meets at least annually to review the agreements. In addition, the Compensation Committee reviews the performance of the Adviser to determine whether the compensation paid was reasonable in relation to the nature and quality of services performed and whether the provisions of the Agreement were being satisfactorily performed.

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Nominating and Corporate Governance Committee: Our Nominating and Corporate Governance Committee manages risks associated with the independence of our Board of Directors and potential conflicts of interest.

While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the committees each report to our Board of Directors on a regular basis to apprise our Board of Directors regarding the status of remediation efforts of known risks and of any new risks that may have arisen since the previous report.

The Board of Directors also performs its risk oversight function and fulfills its risk oversight responsibilities by working with the Company’s Chief Compliance Officer to monitor risk in accordance with the Company’s policies and procedures. The Chief Compliance Officer prepares a written report annually discussing the adequacy and effectiveness of the compliance policies and procedures of the Company and certain of its service providers. The Chief Compliance Officer’s report, which is reviewed by and discussed with the Board of Directors, addresses at a minimum (a) the operation of the compliance policies and procedures of the Company and certain of its service providers since the last report; (b) any material changes to such policies and procedures since the last report; (c) any recommendations for material changes to such policies and procedures as a result of the Chief Compliance Officer’s annual review; and (d) any compliance matter that has occurred since the date of the last report about which the Board would reasonably need to know to oversee the Company’s compliance activities and risks. In addition, the Chief Compliance Officer reports to the Board of Directors on a quarterly basis with respect to material compliance matters and meets separately in executive session with the independent directors periodically, but in no event less than once each year.

The Company believes that the Board of Directors’ role in risk oversight is effective and appropriate given the extensive regulation to which it is already subject as a BDC. Specifically, as a BDC the Company must comply with certain regulatory requirements and restrictions that control the levels of risk in its business and operations. For example, the Company’s ability to incur indebtedness is limited such that its asset coverage must equal at least 200% immediately after each time it incurs indebtedness, the Company generally has to invest at least 70% of its total assets in “qualifying assets” and, subject to certain exceptions, the Company is subject to restrictions on its ability to engage in transactions with BSP and its affiliates. In addition, the Company has elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code. As a RIC, the Company must, among other things, meet certain source of income and asset diversification requirements.

The Company believes that the extent of the Board of Directors’ (and its committees’) role in risk oversight complements the Board of Directors’ leadership structure because it allows the Company’s independent directors, through the three fully independent Board committees, a lead independent director, executive sessions with each of the Company’s Chief Compliance Officer, the Company’s independent registered public accounting firm and independent valuation providers, and otherwise, to exercise oversight of risk without any conflict that might discourage critical review.

The Company believes that a board of directors’ roles in risk oversight must be evaluated on a case-by-case basis and that the Board of Directors’ existing role in risk oversight is appropriate. However, the Board of Directors re-examines the manner in which it administers its risk oversight function on an ongoing basis to ensure that it continues to meet the Company’s needs.

Audit Committee

Each member of the Audit Committee is independent for purposes of the 1940 Act. Our Audit Committee consists of Messrs. Hillman (Chairman), Kramer, and Michelson. The Board has determined that Messrs. Hillman, Krame and, Michelson are qualified as “audit committee financial experts” as defined in Item 407(d)(5) of Regulation S-K and the rules and regulations of the SEC and are independent directors.

The Audit Committee, in performing its duties, monitors:

•	our financial reporting process;

•	the integrity of our financial statements;

•	compliance with legal and regulatory requirements;

•	the independence and qualifications of our independent and internal auditors, as applicable; and

•	the performance of our independent and internal auditors, as applicable.

Our Audit Committee held 7 meetings, including action by written consent, during the fiscal year ended December 31, 2017.

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Our Audit Committee operates pursuant to a written charter. The charter of the Audit Committee is available to any stockholder who requests it c/o Business Development Corporation of America, 9 West 57th Street, 49th Floor, Suite 4920, New York, New York 10019, and is also available on the Company’s website at www.bdcofamerica.com.

The Audit Committee’s report on our financial statements for the fiscal year ended December 31, 2017 is discussed below under the heading “Audit Committee Report.”

Compensation Committee

Each member of the Compensation Committee is independent for purposes of the 1940 Act. The Compensation Committee operates pursuant to a written charter and conducts periodic reviews of our Investment Advisory and Management Services Agreement (the “Agreement”). The committee considers in such periodic reviews, among other things, whether the compensation of our Adviser is reasonable in relation to the nature and quality of services performed, and whether the provisions of the Agreement are being satisfactorily performed. Messrs. Hillman, Rendell (Chairman) and Schaney serve as the members of our Compensation Committee. Our Compensation Committee held 3 meetings during the fiscal year ended December 31, 2017. The charter of the Compensation Committee is available in print to any stockholder who requests it and is also available on the Company’s website at www.bdcofamerica.com.

Nominating and Corporate Governance Committee

Each member of the Nominating and Corporate Governance Committee is independent for purposes of the 1940 Act. The Nominating and Corporate Governance Committee is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on the Board of Directors or a committee of the Board of Directors, developing and recommending to the Board of Directors a set of corporate governance principles and overseeing the evaluation of the Board and our management. The Nominating and Corporate Governance Committee held 3 meetings, including action by written consent, during the fiscal year ended December 31, 2017. Messrs. Kramer (Chairman), Michelson, Rendell and Schaney serve as the members of our Nominating and Corporate Governance Committee. The charter of the Nominating and Corporate Governance Committee is available in print to any stockholder who requests it and is also available on the Company’s website at www.bdcofamerica.com.

When nominating director candidates, the Nominating and Corporate Governance Committee takes into consideration such factors as it deems appropriate. These factors may include judgment, skill, diversity, experience with investment companies and other organizations of comparable purpose, complexity, size and subject to similar legal restrictions and oversight, the interplay of the candidate’s experience with the experience of other members of the Board of Directors, each candidate’s ability to devote sufficient time to the affairs of the Company, and the extent to which the candidate would be a desirable addition to the Board and any committees thereof. In addition, while the Board of Directors does not have a formal policy on diversity, it will consider issues of diversity, including diversity of gender, race and national origin, education, professional experience and differences in viewpoints and skills when filling vacancies on the Board of Directors. Other than the foregoing, there are no stated minimum criteria for director nominees. The director nominees for the Annual Meeting were approved by the members of the Nominating and Corporate Governance Committee and the entire Board of Directors.

The Board of Directors will consider candidates nominated by stockholders provided that the stockholder submitting a nomination has complied with procedures set forth in the Company’s bylaws. See “Stockholder Proposals for the 2019 Annual Meeting” for additional information regarding stockholder nominations of director candidates.

Director Independence

Our Charter and bylaws provide for a Board of Directors with no fewer than three and no more than fifteen directors, a majority of whom must be independent. Under our Charter, a director is considered independent if he or she is not an “interested person” as that term is defined under Section 2(a)(19) of the 1940 Act. Section 2(a)(19) of the 1940 Act defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with the Company. The members of the Board of Directors who are not independent directors are referred to as interested directors.

Family Relationships

There are no familial relationships between any of our directors and executive officers.

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Executive Sessions and Communication with the Board of Directors

The independent directors serving on our Board of Directors intend to meet in executive sessions at the conclusion of each regularly scheduled meeting of the Board of Directors, and additionally as needed, without the presence of any directors or other persons who are part of the Company’s management. These executive sessions of our Board of Directors will be presided over by Mr. Michelson, the Company’s lead independent director.

The Company’s stockholders may communicate with the Board of Directors by sending written communications addressed to such person or persons in care of Business Development Corporation of America, 9 West 57th Street, 49th Floor, Suite 4920, New York, New York 10019, Attention: Leeor P. Avigdor, Secretary. Mr. Avigdor will deliver all appropriate communications to the Board of Directors no later than the next regularly scheduled meeting of the Board of Directors. If the Board of Directors modifies this process, the revised process will be posted on the Company’s website.

Compensation of Directors

The following table sets forth information regarding compensation of our directors during the fiscal year ended December 31, 2017.

Name	Fees Paid in Cash ($)	Total Compensation ($)
Richard J. Byrne(1)	$______	$______
Lee S. Hillman	137,680	137,680
Dennis M. Schaney	129,178	129,178
Ronald J. Kramer	169,561	169,561
Leslie D. Michelson	200,816	200,816
Randolph C. Read (2)	179,612	179,612
Edward G. Rendell	180,762	180,762

(1)	Mr. Byrne receives no compensation for serving as a director.

(2)	Mr. Read retired from the Board of Directors effective as of the termination of his term during the 2018 annual meeting of stockholders.

On August 3, 2017, after recommendation by the Compensation Committee, the Board approved a modified fee arrangement for directors. Our independent directors receive an annual fee of $120,000 plus reimbursement of any reasonable out-of-pocket expenses incurred in connection with their service on the Board. Our independent directors also receive $2,500 for each regular or special Board meeting attended, $1,000 for each committee meeting attended (including any committee meeting held on the same date as a Board of Directors Meeting), and $750 for any action reviewed and voted upon electronically via written consent. The lead independent director receives an annual fee of $25,000, the chairman of the Audit Committee receives an annual fee of $20,000, and the chairman of each of the Compensation Committee and the Nominating and Corporate Governance Committee receives an annual fee of $10,000. In addition, our independent directors will each receive a $250,000 award upon the occurrence of a liquidity event, which at the sole discretion of the Company would be paid (i) in cash; (ii) in fully-vested stock of the Company, to be granted pro rata over a three-year period; or (iii) any combination of the foregoing.

Compensation of Executive Officers

None of our executive officers receive direct compensation from us. We do not currently have any employees and do not expect to have any employees in the foreseeable future. The services necessary for the operation of our business will be provided to us by our officers and the employees of our Adviser and Administrator pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement.

PORTFOLIO MANAGEMENT

Our Adviser is responsible for the overall management of our activities and is responsible for making investment decisions with respect to our portfolio. All new investments require the approval by a consensus of the investment committee of our Adviser. The members of the investment committee include Thomas J. Gahan, Michael E. Paasche and Blair D. Faulstich. The members of the investment committee receive no direct compensation from us. Such members may be employees or partners of our Adviser and may receive compensation or profit distributions from our Adviser. Information regarding the business experience of Messrs. Gahan, Paasche and Faulstich is set forth below.

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Thomas J. Gahan. Mr. Gahan is Chief Executive Officer of BSP. Prior to joining PEP in 2008, Mr. Gahan was Chief Executive Officer of Deutsche Bank Securities Inc. and Head of Corporate and Investment Banking in the Americas. He was also the Global Head of Capital Markets at Deutsche Bank, chairman of the principal investment committee and a member of the global banking executive committee and the global markets executive committee. Before joining Deutsche Bank, Mr. Gahan spent 11 years at Merrill Lynch, most recently as Global Head of Credit Trading within the fixed income division. Mr. Gahan received a Bachelor of Arts degree from Brown University.

Michael E. Paasche. Mr. Paasche is a Senior Managing Director of BSP. Prior to joining PEP in 2008, Mr. Paasche spent 13 years at Deutsche Bank Securities Inc. with multiple positions, including Global Head of Leveraged Finance. Before joining Deutsche Bank, Mr. Paasche spent seven years at Prudential Securities where he held various positions, including Managing Director and Head of High Yield. Mr. Paasche received his Masters of Business Administration degree from the University of Chicago and a Bachelor of Arts degree from Albion College.

Blair D. Faulstich. Mr. Faulstich is Head of Private Debt Originations of BSP. Prior to joining PEP in 2011, Mr. Faulstich was a managing director and co-head of media and communications investment banking at Citadel Securities. Previously, he was a managing director in the media and communications investment banking group at Merrill Lynch. Mr. Faulstich held various positions at Deutsche Bank Alex. Brown in the media investment banking group. Before joining Alex. Brown in 1997, Mr. Faulstich spent three years at Arthur Andersen. Mr. Faulstich received a Masters of Business Administration degree from Cornell University and Bachelor of Arts from Principia College.

The table below shows the dollar range of shares of our common stock to be beneficially owned by the members of the investment committee.

Name of Portfolio Manager	Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)

Thomas J. Gahan	none
Michael E. Paasche	none
Blair D. Faulstich	none

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Securities Exchange Act of 1934, or the “Exchange Act.”

(2)	The dollar range of equity securities beneficially owned in us is based on our net asset value per share as of December 31, 2017 of $ 8.30 per share.

(3)	The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.

INVESTMENT ADVISORY AND MANAGEMENT SERVICES AGREEMENT

Pursuant to the Investment Advisory Agreement our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio.

Responsibilities of the Adviser

Subject to the overall supervision of our board of directors, our Adviser manages the day-to-day operations of, and provides investment advisory and management services to us. Under the terms of our Investment Advisory Agreement, our Adviser, among other things:

•	Determines the composition and allocation of our portfolio, the nature and timing of the changes therein and the manner of implementing such changes;

•	Identifies, evaluates and negotiates the structure of the investments we make;

•	Executes, monitors and services our investments;

•	Determines the securities and other assets that we will purchase, retain, or sell;

•	Performs due diligence on prospective portfolio companies; and

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•	Provides us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our funds.

Our Adviser’s services under the Investment Advisory Agreement are not exclusive, and they are free to furnish similar services to other entities so long as their services to us are not impaired.

Compensation of the Adviser

Pursuant to the Investment Advisory Agreement and for the investment advisory and management services provided thereunder, we pay our Adviser a base management fee and an incentive fee.

Base Management Fee

The base management fee is calculated at an annual rate of 1.5% of our average gross assets. The base management fee is payable quarterly in arrears. Average gross assets are calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. All or any part of the base management fee not taken as to any quarter is deferred without interest and may be taken in such other quarter as the Adviser will determine. However, any deferred base management fee must be taken within three calendar years of the date on which such fee was first payable by us. The base management fee for any partial month or quarter is appropriately pro-rated.

Incentive Fees

The incentive fee consists of two parts. The first part is referred to as the incentive fee on income and it is calculated and payable quarterly in arrears based on our “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter. “Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that the we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement with BSP and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The payment of the incentive fee on income is subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on the value of our net assets at the end of the most recently completed calendar quarter, of 1.75% (7.00% annualized), subject to a “catch up” feature (as described below). The calculation of the incentive fee on income for each quarter is as follows:

No incentive fee on income is payable to the Adviser in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the preferred return rate of 1.75%, or 7.00% annualized (the “Preferred Return”), on net assets;

100% of our Pre-Incentive Fee Net Investment Income, if any, that exceeds the preferred return but is less than or equal to 2.1875% in any calendar quarter (8.75% annualized) is payable to the Adviser. This portion of our incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 20% on all of our Pre-Incentive Fee Net Investment Income when our Pre-Incentive Fee Net Investment Income reaches 2.1875% (8.75% annualized) in any calendar quarter; and

For any quarter in which our Pre-Incentive Fee Net Investment Income exceeds 2.1875% (8.75% annualized), the incentive fee on income equals 20% of the amount of our Pre-Incentive Fee Net Investment Income, as the Preferred Return and catch-up will have been achieved.

A discussion regarding the basis for the board of directors approving the Investment Advisory Agreement is available in our annual report on Form 10-K for the year ended December 31, 2017.

The following is a graphical representation of the calculation of the incentive fee:

Quarterly Subordinated Incentive Fee on Income

Pre-incentive fee net investment income

(expressed as a percentage of the value of our net assets at the end of the immediately preceding calendar quarter)

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The second part of the incentive fee, referred to as the “incentive fee on capital gains during operations,” is an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to our liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, if earlier). This fee equals 20.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

Examples of Incentive Fee Calculation

Example 1: Income Related Portion of Incentive Fee (*):

Alternative 1 — Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Hurdle rate(1) = 1.75%

Management fee(2) = 0.375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 0.675%
Pre-incentive net investment income does not exceed hurdle rate, therefore there is no incentive fee.

Alternative 2 — Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.70%

Hurdle rate(1) = 1.75%

Management fee(2) = 0.375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.125%
Pre-incentive net investment income exceeds hurdle rate, therefore there is an income incentive fee payable by us to our Adviser.

Incentive fee	= 100% × pre-incentive fee net investment income, subject to the “catch-up”(4)
= 100% × (2.125% – 1.75%)
= 0.375%

Alternative 3 — Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.00%

Hurdle rate(1) = 1.75%

Management fee(2) = 0.375%

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Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.20%

Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.425%

Pre-incentive net investment income exceeds hurdle rate, therefore there is an income incentive fee payable by us to our Adviser.

Incentive fee = 20% × pre-incentive fee net investment income, subject to “catch-up”(4)

Incentive fee = 100% × “catch-up” + (20% × (pre-incentive fee net investment income – 2.1875%))

Catch-up = 2.1875% – 1.75% = 0.4375%

Incentive fee

= (100% × 0.4375%) + (20% × (2.425% – 2.1875%))

= 0.4375% + (20% × 0.2375%)

= 0.4375% + 0.0475%

= 0.485%

(1)	Represents 7.0% annualized hurdle rate.

(2)	Represents 1.5% annualized management fee.

(3)	Excludes organizational and offering expenses.

(4)	The “catch-up” provision is intended to provide our Adviser with an incentive fee of 20% on all of our pre-incentive fee net investment income as if a hurdle rate did not apply when our net investment income exceeds 2.1875% in any calendar quarter.

(*)	The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of total net assets.

Example 2: Capital Gains Portion of Incentive Fee:

Alternative 1: Assumptions

Year 1: $20 million investment made in company A, or Investment A, and $30 million investment made in company B, or Investment B

Year 2: Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million

Year 3: FMV of Investment B determined to be $25 million

Year 4: Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

Year 1: None

Year 2: Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)

Year 3: None

Year 4: Capital gains incentive fee of $200,000 ($6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains fee taken in Year 2)

Alternative 2 — Assumptions

Year 1: $20 million investment made in company A, or Investment A, $30 million investment made in company B, or Investment B and $25 million investment made in company C, or Investment C

Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million

Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million

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Year 4: FMV of Investment B determined to be $24 million

Year 5: Investment B sold for $20 million. ($5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative capital gains fee paid in Year 2 and Year 3)

The capital gains incentive fee, if any, would be:

Year 1: None

Year 2: $5 million capital gains incentive fee (20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)

Year 3: $1.4 million capital gains incentive fee.(1) $6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million capital gains fee received in Year 2)

Year 4: None

Year 5: None. $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative capital gains fee paid in Year 2 and Year 3

__________________________

(1)	As illustrated in Year 3 of Alternative 2 above, if we were to be wound up on a date other than December 31st of any year, we may have paid aggregate capital gains incentive fees that are more than the amount of such fees that would be payable if we had been wound up on December 31st of such year.

The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

Payment of our expenses

All investment professionals and staff of the Adviser and BSP, when and to the extent engaged in providing investment advisory and management services to us, and the compensation and routine overhead expenses of such personnel allocable to such services (including health insurance, 401(k) plan benefits, payroll taxes and other compensation related matters), are provided and paid for by the Adviser. We bear all other costs and expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	expenses deemed to be “organization and offering expenses” of the Company for purposes of Conduct Rule 2310(a) (12) of the Financial Industry Regulatory Authority, or FINRA;

•	amounts paid to third parties for administrative services;

•	amounts paid to third party experts relating to the investigation and monitoring of our investments;

•	the cost of calculating our net asset value;

•	the cost of effecting sales and repurchases of shares of our common stock and other securities;

•	management and incentive fees payable pursuant to the Investment Advisory Agreement;

•	fees payable to third parties relating to, or associated with, making investments and valuing investments (including third- party valuation firms);

•	transfer agent and custodial fees;

•	fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events);

•	federal and state registration fees;

•	any exchange listing fees;

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•	federal, state, and local taxes;

•	independent directors’ fees and expenses;

•	brokerage commissions;

•	costs of proxy statements;

•	stockholders’ reports and notices;

•	costs of preparing government filings, including periodic and current reports with the SEC;

•	fidelity bond, liability insurance and other insurance premiums;

•	printing and mailing; and

•	independent accountants and outside legal costs.

We reimburse the Adviser for all of our expenses incurred by the Adviser as well as the actual cost of goods and services used for or by us and obtained from entities not affiliated with the Adviser. The Adviser may be reimbursed for the administrative services performed by it on our behalf; provided, however, the reimbursement shall be an amount equal to the lower of the Adviser’s actual cost or the amount we would be required to pay third parties for the provision of comparable administrative services in the same geographic location; and provided, further, that such costs are reasonably allocated to us on the basis of assets, revenues, time records or other method conforming with generally accepted accounting principles. No reimbursement shall be permitted for services for which the Adviser is entitled to compensation by way of a separate fee.

Indemnification

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Adviser and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as our investment adviser.

Fiduciary Duty of Investment Adviser

Under the terms of our Investment Advisory Agreement, our Adviser has a fiduciary responsibility for the safekeeping and use of all of our funds and assets, whether or not in our Adviser’s immediate possession or control. Our Adviser may not employ, or permit another to employ, such funds or assets in any manner except for the exclusive benefit of us. In addition, our Adviser may not, by entry into an agreement with any of our stockholders otherwise, contract away the fiduciary obligation owed to us and our stockholders under common law.

No Exclusive Agreement

Under the terms of the Investment Advisory Agreement, our Adviser may not be granted an exclusive right to sell or exclusive employment to sell our assets.

Rebates, Kickbacks and Reciprocal Arrangements

Under the terms of the Investment Advisory Agreement, our Adviser may not (A) receive or accept any rebate, give-up or similar arrangement that is prohibited under applicable federal or state securities laws, (B) participate in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions, or (C) enter into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our stock or give investment advice to a potential stockholder; provided, however, that our Adviser may pay a registered broker-dealer or other properly licensed agent from sales commissions for selling or distributing our common stock.

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Commingled Funds

Under the terms of the Investment Advisory Agreement, our Adviser may not permit or cause to be permitted the commingling of our funds with the funds of any other entity. Nothing, however, shall prohibit our Adviser from establishing a master fiduciary account pursuant to which separate sub-trust accounts may be established for the benefit of affiliated programs, provided that our funds are protected from the claims of other programs and creditors of such programs.

Limitations on Reimbursement of Expenses

Our charter provides that we will reimburse the Adviser for all of our expenses incurred by our Adviser as well as the actual cost of goods and services used for or by us and obtained from entities not affiliated with our Adviser. No reimbursement will be permitted for services for which our Adviser is entitled to compensation by way of a separate fee. Excluded from the allowable reimbursement will be: (i) rent or depreciation, utilities, capital equipment, and other administrative items of our Adviser; and (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any executive officer or board member of our Adviser (or any individual performing such services) or a holder of 10% or greater equity interest in our Adviser (or any person having the power to direct or cause the direction of our Adviser, whether by ownership of voting securities, by contract or otherwise). At this time, we are unable to predict the amount, if any, of such reimbursable expenses for the next fiscal year.

Termination of Investment Advisory Agreement

The Investment Advisory Agreement may be terminated at any time, without the payment of any penalty by our Adviser upon 120 days’ written notice to us and by us upon 60 days’ written notice to our Adviser. After the termination of the Investment Advisory Agreement, our Adviser will not be entitled to compensation for further services provided except that it shall be entitled to receive from us within 30 days after the effective date of such termination all unpaid reimbursements and all earned but unpaid fees payable to our Adviser prior to termination of this Agreement. If we and our Adviser cannot agree on the amount of such reimbursements and fees, the Investment Advisory Agreement provides that the parties will submit to binding arbitration which cost will be borne equally by the terminated Adviser and us. Upon termination, our Adviser shall promptly (i) deliver to our board of directors a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to our board of directors (ii) deliver to our board of directors all of our assets and documents then in custody of our Adviser and (iii) cooperate with us to provide an orderly management transition.

Duration of Investment Advisory Agreement

In connection with the Transaction, we amended the Investment Advisory Agreement, effective as of November 1, 2016, to allow the Adviser to continue to serve as our investment adviser following the closing of the Transaction. Unless terminated earlier, it will remain in effect until November 2018 and then from year to year if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. The Investment Advisory Agreement will automatically terminate in the event of its assignment. Any termination by us must be authorized either by our board of directors or by vote of our stockholders.

ADMINISTRATIVE SERVICES

On March 18, 2011, we entered into a fund administration servicing agreement and a fund accounting servicing agreement with U.S. Bancorp Fund Services, LLC (the “Administrator”), which were each amended and restated as of April 13, 2015. Our Administrator provides the administrative services, such as accounting, financial reporting, legal and compliance support and investor relations support, necessary for us to operate.

On November 1, 2016, we entered into an administration agreement with BSP (the “Administration Agreement”), pursuant to which BSP provides us with office facilities and administrative services. The Administration Agreement may be terminated by either party without penalty upon not less than 60 days’ written notice to the other.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Any transaction with our affiliates must be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of the directors, including a majority of disinterested directors.

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Allocation of Adviser’s Time; Conflicts of Interest

We rely, in part, on our Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, our Adviser, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved. Therefore, our Adviser, its personnel, and certain affiliates may experience conflicts of interest in allocating management time, services, and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us. However, our Adviser believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to all activities in which they are involved.

Investment Advisory Agreement

Pursuant to the Investment Advisory Agreement and for the investment advisory and management services provided thereunder, the Company pays the Adviser a base management fee and an incentive fee.

Base Management Fee

The base management fee is calculated at an annual rate of 1.5% of the Company’s average gross assets. The base management fee is payable quarterly in arrears. Average gross assets is calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters. All or any part of the base management fee not taken as to any quarter shall be deferred without interest and may be taken in such other quarter as the Adviser will determine. The base management fee for any partial month or quarter is appropriately pro-rated.

As of March 31, 2018 and December 31, 2017, $10.0 million and $9.9 million was payable to the Adviser for base management fees, respectively.

Incentive Fees

The incentive fee consists of two parts. The first part is referred to as the incentive fee on income and it is calculated and payable quarterly in arrears based on the Company’s “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter. “Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The payment of the incentive fee on income shall be subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on the value of our net assets at the end of the most recently completed calendar quarter, of 1.75% (7.00% annualized), subject to a “catch up” feature (as described below). The calculation of the incentive fee on income for each quarter is as follows:

•	No incentive fee on income shall be payable to the Adviser in any calendar quarter in which the Company’s Pre-Incentive Fee Net Investment Income does not exceed the preferred return rate of 1.75% or 7.00% annualized (the “Preferred Return”) on net assets;

•	100% of the Company’s Pre-Incentive Fee Net Investment Income, if any, that exceeds the preferred return but is less than or equal to 2.1875% in any calendar quarter (8.75% annualized) shall be payable to the Adviser. This portion of the Company’s incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 20% on all of the Company’s Pre-Incentive Fee Net Investment Income when the Company’s Pre-Incentive Fee Net Investment Income reaches 2.1875% (8.75% annualized) in any calendar quarter; and

•	For any quarter in which our Pre-Incentive Fee Net Investment Income exceeds 2.1875% (8.75% annualized), the incentive fee on income shall equal 20% of the amount of the Company’s Pre-Incentive Fee Net Investment Income, as the Preferred Return and catch-up will have been achieved.

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As of March 31, 2018 and December 31, 2017, $4.6 million and $4.6 million was payable to the Adviser for the incentive fee on income, respectively.

The second part of the incentive fee, referred to as the “incentive fee on capital gains during operations,” shall be an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to the Company’s liquidation and shall be determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, if earlier). This fee shall equal 20.0% of the Company’s incentive fee capital gains, which shall equal the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of and previously paid capital gain incentive fees.

Administration Agreement

In connection with the closing of the Transaction, the Company terminated its previous administration agreement and entered into the Administration Agreement with BSP on November 1, 2016. In connection with the Administration Agreement, BSP provides the Company with office facilities and administrative services. As of March 31, 2018 and December 31, 2017, $0.1 million and $0.6 million was payable to BSP under the Administration Agreement, respectively.

Co-Investment Relief

The 1940 Act generally prohibits BDCs from entering into negotiated co-investments with affiliates absent an order from the SEC. The SEC has granted the Company exemptive relief that allows it to enter into certain negotiated co-investment transactions alongside with other funds managed by the Adviser or its affiliates (“Affiliated Funds”) in a manner consistent with its investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions (the “Order”). Pursuant to the Order, the Company is permitted to co-invest with its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of its eligible directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the Company and our stockholders and do not involve overreaching in respect of the Company or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of the Company’s stockholders and is consistent with the Company’s investment objective and strategies.

Transactions with Affiliates

In connection with the closing of the Transaction, an affiliate of BSP purchased $10.0 million of the Company’s common stock based on its net asset value per share in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"). On November 7, 2016, the Company issued approximately 1.2 million shares of its common stock to such BSP affiliate.

Appraisal and Compensation

Our charter provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent appraiser which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser shall be for the exclusive benefit of our stockholders. A summary of such appraisal shall be included in a report to our stockholders in connection with a proposed roll-up. All stockholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such stockholder’s pro rata share of the appraised value of our net assets.

Sales and Leases to Company

Our charter provides that we may not purchase or lease assets in which our Adviser or any of its affiliates has an interest unless all of the following conditions are met: (a) the transaction occurs at our formation and is fully disclosed to our stockholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert, as such term is defined in our charter. However, our Adviser may purchase assets in its own name (and assume loans in connection therewith) and temporarily hold title thereto, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, provided that all of the following conditions are met: (i) the assets are purchased by us at a price no greater

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than the cost of the assets to our Adviser; (ii) all income generated by, and the expenses associated with, the assets so acquired shall be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to our Adviser apart from compensation otherwise permitted by NASAA’s Omnibus Guidelines.

Sales and Leases to the Adviser, Directors or Affiliates

Our charter provides that we may not sell assets to our Adviser or any affiliate thereof unless such sale is duly approved by the holders of shares of stock entitled to cast a majority of all the votes entitled to be cast on the matter. We may not lease assets to our Adviser or any affiliate thereof unless all of the following conditions are met: (a) the transaction occurs at our formation and is fully disclosed to the stockholders in the prospectus or in a periodic report; and (b) the terms of the transaction are fair to us.

Loans

Our charter provides that, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to our Adviser or any affiliate thereof.

Commissions on Financing, Refinancing or Reinvestment

Our charter provides that we generally may not pay, directly or indirectly, a commission or fee to our Adviser or any affiliate thereof in connection with the reinvestment of profits and available reserves or of the proceeds of the refinancing of assets.

Lending Practices

Our charter provides that, with respect to financing made available to us by our Adviser, our Adviser may not receive interest in excess of the lesser of our Adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. Our Adviser may not impose a prepayment charge or penalty in connection with such financing and our Adviser may not receive points or other financing charges. In addition, our Adviser will be prohibited from providing us with financing with a term in excess of 12 months.

STOCK OWNERSHIP BY DIRECTORS, OFFICERS AND CERTAIN STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of April 2, 2018, in each case including shares of common stock which may be acquired by such persons within 60 days, by:

each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock based solely upon the amounts and percentages contained in the public filings of such persons;

each of our officers and directors; and

all of our officers and directors as a group.

Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage(2)
Interested Directors:
Richard J. Byrne	—	—
Independent Directors:
Lee Hillman
Ronald J. Kramer	—	—
Leslie D. Michelson	11,233	*
Edward G. Rendell	—	—
Dennis Schaney
Officers (that are not directors):
Leeor P. Avigdor	—	—
Corinne D. Pankovcin	—	—
All directors and executive officers as a group (9 persons)	11,233	*

___________________________

*	Less than 1%

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(1)	The business address of each individual or entity listed in the table is 9 West 57th Street, 49th Floor, Suite 4920, New York, New York, 10019.

(2)	Based on a total of 179,048,333 shares of common stock issued and outstanding on May 9, 2018

The following table sets forth, as of the date of this prospectus, the dollar range of our equity securities that is expected to be beneficially owned by each of our directors.

Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Interested Directors:
Richard J. Byrne	None
Independent Directors:
Lee Hillman	None
Ronald J. Kramer	None
Leslie D. Michelson	$50,001-$100,000
Edward G. Rendell	None
Dennis Schaney	None

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2)	The dollar range of equity securities beneficially owned by our directors is based on our net asset value per share as of March 31, 2018 of $8.26 per share.

(3)	The dollar range of equity securities beneficially owned is: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

DISTRIBUTION REINVESTMENT PLAN

Our board of directors intends to continue to authorize and we intend to continue to declare quarterly distributions that will be paid on a monthly basis. We have adopted an “opt out” plan pursuant to which we will reinvest all cash dividends or distributions (“Distributions”) declared by our board of directors (the “Board”) on behalf of investors who do not elect to receive their Distributions in cash as described below (the “Participants”). As a result, if the Board declares a Distribution, then stockholders who have not elected to “opt out” of the DRIP will have their Distributions automatically reinvested in additional shares of our common stock, par value $0.001 per share, as described below. The timing and amount of any future Distributions to stockholders are subject to applicable legal restrictions and the sole discretion of the Board.

No action will be required on the part of a registered stockholder to have its Distributions reinvested in shares of our common stock. A registered stockholder will be able to elect to receive an entire Distribution in cash by notifying DST Systems, Inc., the DRIP administrator (the “Plan Administrator”), in writing, so that notice is received by the Plan Administrator no later than 10 days prior to the record date for a Distribution. Those stockholders whose shares are held by a broker or other financial intermediary may be able to receive Distributions in cash by notifying their broker or other financial intermediary of their election. Administrator will set up an account for shares acquired through the DRIP for each stockholder who has not elected to receive Distributions in cash.

We intend to use newly issued shares to implement the DRIP. The number of shares we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by the current net asset value per share of our shares of common stock.

Pursuant to NASAA’s Omnibus Guidelines, our DRIP must be operated in accordance with federal and state securities laws. No sales commissions or fees may be deducted directly or indirectly from reinvested funds by us. The reinvestment funds must be invested into our common stock. Where required by law, investors must receive a prospectus which is current as of the date of each reinvestment. As part of our blue sky compliance and the performance of our due diligence responsibilities, we will contact stockholders to ascertain whether the stockholders continue to meet the applicable states’ suitability standards. We are responsible for blue sky matters with respect to the DRIP, including with regards to the registration or exemption from registration of the shares under the DRIP.

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There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the DRIP. We will pay the Plan Administrator’s fees under the DRIP. No commission or other remuneration shall be paid, directly or indirectly, in connection with the distributions of shares under the DRIP.

If you receive distributions in the form of stock, you generally are subject to the same federal, state and local tax consequences as you would be had you elected to receive your distributions in cash. The amount of the distribution for stockholders receiving our stock will be equal to the fair market value of the stock received. Your basis for determining gain or loss upon the sale of stock received in a distribution from us will be equal to the amount treated as a distribution for federal income tax purposes. Any stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to your account.

We reserve the right to amend, suspend or terminate the DRIP. We may terminate the DRIP upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the DRIP by filling out the disbursement change form. Please contact the Plan Administrator, c/o DST Systems for a copy of this form. You may send the completed form to the Plan Administrator at P.O. Box 219943, Kansas City, MO 64105-1407.

All correspondence concerning the DRIP should be directed to the Plan Administrator by mail at: P.O. Box 219943, Kansas City, MO 64105-1407 or by phone at 844-785-4393.

We have filed the complete form of the DRIP with the SEC as an exhibit to this registration statement of which this prospectus is a part. You may obtain a copy of the DRIP by request to the Plan Administrator, by mail at: Plan Administrator, c/o P.O. Box 219943, Kansas City, MO 64105-1407, by phone at 844-785-4393.

DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Maryland General Corporation Law (”MGCL) and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the MGCL and our charter and bylaws for a more detailed description of the provisions summarized below.

Stock

Our authorized stock consists of 500,000,000 shares of stock, par value $0.001 per share, of which 450,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our securities outstanding as of May 9, 2018:

Title of Class	Amount Authorized	Amount Issued
Common Stock, par value $0.001 per share	450,000,000	179,048,333

Common Stock

Under the terms of our charter, all shares of our common stock will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Except as may otherwise be specified in the terms of any class or series of common stock, each share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

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Preferred Stock

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more classes or series without stockholder approval. The board has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions. Pursuant to NASAA’s Omnibus Guidelines, before any preferred stock may be issued by us, a majority of our independent directors that do not have an interest in the transaction must (i) approve any such offering of preferred stock; and (ii) have access, at our expense, to our securities counsel or independent legal counsel.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. We have entered into indemnification agreements with certain of our current and former directors and officers and expect to enter into similar agreements with future directors and officers. These agreements provide that we will indemnify such persons to the fullest extent permitted by Maryland law and our charter.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter contains a provision that limits the liability of our directors and officers to us and our stockholders for money damages and our charter requires us to indemnify and advance expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to (i) any present or former director or officer, (ii) any individual who, while a director or officer and, at our request, serves or has served another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee and (iii) our Adviser and its directors, executive officers and controlling persons, and any other person or entity affiliated with it. However, in accordance with NASAA’s Omnibus Guidelines, our charter and the Investment Advisory Agreement provide that we may not indemnify an indemnitee for any liability or loss suffered by such indemnitee nor hold harmless such indemnitee for any loss or liability suffered by us unless (1) the indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of our Company, (2) the indemnitee was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by our Adviser, an affiliate of our Adviser or director of the Company and (4) the indemnification or agreement to hold harmless is only recoverable out of our net assets and not from our stockholders. In addition, we expect that our Adviser will indemnify us for losses or damages arising out of its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Investment Advisory Agreement. In accordance with the

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1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

In addition, we will not provide indemnification to a person for any loss or liability arising from an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (1) there has been a successful adjudication on the merits of each count involving alleged material securities law violations; (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or (3) a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered and sold as to indemnification for violations of securities laws. We may advance funds to an indemnitee for legal expenses and other costs incurred as a result of legal action for which indemnification is being sought only if all of the following conditions are met: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on our behalf; (ii) the indemnitee has provided us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; (iii) the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iv) the indemnitee undertakes to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which he or she is found not to be entitled to indemnification. We may not incur the cost of that portion of liability insurance which insures the indemnitee for any liability as to which the indemnitee is prohibited from being indemnified under our charter and bylaws.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The MGCL and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Directors, Number of Directors; Vacancies; Removal

As permitted by Maryland law, a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director.

Our charter provides that a majority of our board of directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of such independent director’s successor, and the 1940 Act requires that a majority of our board of directors be persons other than “interested persons” as defined in the 1940 Act.

Our charter provides that the number of directors will initially be five, which number may be increased or decreased by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time establish, increase or decrease the number of directors. However, the number of directors may never be less than one or more than fifteen. The number of directors on the Board is currently fixed at seven (7), two (2) of which comprise Class II and whose terms will expire at the 2019 Annual Meeting of Stockholders. One Class I director, Mr. Randolph C. Read did not to stand for re-election and left the Board at the end of his term. The Board determined not to nominate a replacement nominee in Mr. Read’s place and instead intends to fill his vacancy at a later date. Except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Action by Stockholders

The MGCL provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter permits consent by the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

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Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of other business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of the board of directors or (c) by a stockholder who is a stockholder of record both at the time of giving notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (i) by or at the direction of the board of directors or (ii) provided that has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders who are stockholders of record at the time of the request and are entitled to cast not less than 10% of all the votes entitled to be cast on such matter at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.

Under our charter, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an amendment to our charter that requires stockholder approval, a merger, or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must generally be approved by the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. Notwithstanding the foregoing, (i) amendments to our charter to make our common stock a “redeemable security” or to convert the Company, whether by merger or otherwise, from a closed-end company to an open-end company, and (ii) the dissolution of the Company each must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter.

Our charter and bylaws provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Our charter provides that the stockholders may, upon the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter,

Amend the charter (other than as described above); or

Remove the Adviser and elect a new investment adviser.

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Without the approval of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter, our board of directors may not:

•	Amend the charter in a manner that adversely affects the interests of our stockholders;

•	Except as permitted by our charter, permit our Adviser to voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our stockholders;

•	Appoint a new investment adviser;

•	Unless otherwise permitted by law, sell all or substantially all of our assets other than in the ordinary course of business; or

•	Unless otherwise permitted by law, approve a merger or similar reorganization of our Company.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act defined and discussed below, as permitted by the MGCL, our stockholders will not be entitled to exercise appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Tender Offers

Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with most of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. If the offeror does not comply with the provisions set forth above, we will have the right to redeem that offeror’s shares, if any, and any shares acquired in such tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.

Restrictions on Roll-Up Transactions

In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of our assets from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with our Adviser or any affiliate of our Adviser and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us. If the appraisal will be included in a prospectus used to offer the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, the appraisal will be filed with the SEC and the states in which the securities are being registered as an exhibit to the registration statement for the offering. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our stockholders. We will include a summary of the independent appraisal, indicating all material assumptions underlying the appraisal, in a report to the stockholders in connection with a proposed roll-up transaction.

In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to common stockholders who vote against the proposal a choice of: (1) accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or (2) one of the following: (i) remaining stockholders and preserving their interests in us on the same terms and conditions as existed previously; or (ii) receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed roll-up transaction: (a) which would result in common stockholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in our charter, including rights with respect to the amendment of the charter and our merger or sale of all or substantially all of our assets; (b) which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the entity that would be created or would survive after the successful

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completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor; (c) in which our common stockholders’ rights to access of records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in our charter; or (d) in which we would bear any of the costs of the roll-up transaction if our common stockholders reject the roll-up transaction.

Control Share Acquisitions

The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Act. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act. The SEC staff has issued informal guidance setting forth its position that certain provisions of the Control Share Act would, if implemented, violate Section 18(i) of the 1940 Act.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, or the Business Combination Act. These business combinations include a merger, consolidation, share

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exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Exchange Act and has at least three independent directors can elect by resolution of the board of directors to be subject to some corporate governance provisions notwithstanding any provision in the corporation’s charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding any contrary provision in the charter or bylaws:

•	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;

•	reserve for itself the exclusive power to fix the number of directors;

•	provide that a director may be removed only by the vote of stockholders entitled to cast two-thirds of all the votes entitled to be cast generally in the election of directors; and

•	provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and that any director elected to fill a vacancy will serve for the remainder of the full term of the directorship and until his or her successor is elected and qualifies.

Pursuant to our charter, we have elected to provide that all vacancies on the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Such election is subject to applicable requirements of the 1940 Act and to the provisions of any class or series of preferred stock established by the board.

Reports to Stockholders

Because of our election to be regulated as a BDC, we file annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, respectively, proxy statements and other reports required by the federal securities laws with the SEC via the SEC’s EDGAR filing system. These reports are available upon filing on the SEC’s website at www.sec.gov. These reports are also available on our website at www.BDCofAmerica.com.

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Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information (documents) electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically. In addition, promptly following the payment of distributions to stockholders of record residing in Maryland, we will send a notice to Maryland stockholders including information regarding the source(s) of such stockholder distributions.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to us or our investors on such an investment. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, financial institutions, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, persons who mark-to-market our shares and persons who hold our shares as part of a “straddle,” “hedge” or “conversion” transaction. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, regarding this follow-on offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

For purposes of our discussion, a “U.S. stockholder” means a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For purposes of our discussion, a “Non-U.S. stockholder” means a beneficial owner of shares of our common stock that is neither a U.S. stockholder nor a partnership (including an entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner or member of the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding shares of our common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. Federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

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Election to be Taxed as a RIC

We have elected to be treated as a RIC under Subchapter M of the Code commencing with our taxable year ended December 31, 2011, and intend to qualify annually thereafter as a RIC. As a RIC, we generally will not have to pay corporate- level U.S. federal income taxes on any income that we distribute to our stockholders from our taxable earnings and profits. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss, (the “Annual Distribution Requirement”). Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes.

Taxation as a RIC

Provided that we continue to qualify as a RIC and satisfy the Annual Distribution Requirement, we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain (which generally is defined as net long-term capital gain in excess of net short-term capital loss) that we timely distribute to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to the sum of: (1) 98% of our ordinary income for each calendar year; (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year; and (3) any income recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax.

We have also formed and expect to continue to form consolidated subsidiaries (the “Consolidated Holding Companies”). These Consolidated Holding Companies enable us to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements of a RIC under the Code. See “Regulation” for discussion of BDC regulation and other regulatory considerations.

In order to qualify to be treated as a RIC for U.S. federal income tax purposes, we must, among other things: qualify to be treated as a BDC or be registered as a management investment company under the 1940 Act at all times during each taxable year; meet the Annual Distribution Requirement; derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock or other securities or currencies. or other income derived with respect to our business of investing in such stock, securities or currencies and net income derived from an interest in a “qualified publicly traded partnership” as defined in the Code (the “90% Income Test”); and diversify our holdings so that at the end of each quarter of the taxable year: (i) at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer (which for these purposes includes the equity securities of a “qualified publicly traded partnership”); and (ii) no more than 25% of the value of our assets is invested in the securities, other than U.S. Government securities or securities of other RICs, (i) of one issuer (ii) of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) of one or more “qualified publicly traded partnerships,” or the Diversification Tests. To the extent that we invest in entities treated as partnerships for U.S. federal income tax purposes (other than a “qualified publicly traded partnership”), we generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a “qualified publicly traded partnership”) will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by us directly. In addition, we generally must take into account our proportionate share of the assets held by partnerships (other than a “qualified publicly traded partnership”) in which we are a partner for purposes of the Diversification Tests.

In determining whether or not a RIC is in compliance with the Diversification Tests, the 90% Income Test and the Annual Distribution Requirement, a RIC may take into consideration certain cure provisions contained in the Code.

In order to meet the 90% Income Test, we may establish one or more special purpose corporations to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90% Income Test. Any investments held through a special purpose corporation would generally be subject to U.S. federal income and other taxes, and therefore we can expect to achieve a reduced after-tax yield on such investments.

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We may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

Furthermore, a portfolio company in which we invest may face financial difficulty that requires us to work-out, modify or otherwise restructure our investment in the portfolio company. Any such restructuring may result in unusable capital losses and future non-cash income. Any restructuring may also result in our recognition of a substantial amount of non-qualifying income for purposes of the 90% Income Test, such as cancellation of indebtedness income in connection with the work-out of a leveraged investment (which, while not free from doubt, may be treated as non-qualifying income) or the receipt of other non-qualifying income.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

Our investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Stockholders will generally not be entitled to claim a credit or deduction with respect to non-U.S. taxes paid by us.

If we purchase shares in a “passive foreign investment company,” or PFIC, we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code, or QEF, in lieu of the foregoing requirements, we will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to it. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% U.S. federal excise tax. We intend to limit and/or manage our holdings in PFICs to minimize our liability for any taxes and related interest charges. In addition, under recently proposed regulations, income required to be included as a result of a QEF election would not be qualifying income for purposes of the 90% Income Test unless we receive a distribution of such income from the PFIC in the same taxable year to which the inclusion relates.

Under Section 988 of the Code, gain or loss attributable to fluctuations in exchange rates between the time we accrue income, expenses, or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gain or loss on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Qualifying Assets” and “— Senior Securities.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we

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dispose of assets in order to meet the Annual Distribution Requirement or to avoid the excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

If we fail to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year, we will be subject to tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In that case, all of such income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to our stockholders. See “Risk Factors — Failure To Obtain RIC Tax Treatment.”

As a RIC, we are not allowed to carry forward or carry back a net operating loss for purposes of computing our investment company taxable income in other taxable years. U.S. federal income tax law generally permits a RIC to carry forward (i) the excess of its net short-term capital loss over its net long-term capital gain for a given year as a short-term capital loss arising on the first day of the following year and (ii) the excess of its net long-term capital loss over its net short-term capital gain for a given year as a long-term capital loss arising on the first day of the following year. However, future transactions we engage in may cause our ability to use any capital loss carryforwards, and unrealized losses once realized, to be limited under Section 382 of the Code. Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test. We will monitor our transactions and may make certain tax elections in order to mitigate the effect of these provisions.

As described above, to the extent that we invest in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes, the effect of such investments for purposes of the 90% Income Test and the Diversification Tests will depend on whether or not the partnership is a “qualified publicly traded partnership” (as defined in the Code). If the partnership is a “qualified publicly traded partnership,” the net income derived from such investments will be qualifying income for purposes of the 90% Income Test and will be “securities” for purposes of the Diversification Tests. If the partnership, however, is not treated as a “qualified publicly traded partnership,” the consequences of an investment in the partnership will depend upon the amount and type of income of the partnership allocable to us and our proportionate share of the underlying assets of the partnership. The income derived from such investments may not be qualifying income for purposes of the 90% Income Test and, therefore, could adversely affect our qualification as a RIC. We intend to monitor our investments in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes to prevent our disqualification as a RIC.

We may invest in preferred securities or other securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the expected tax treatment, it could affect the timing or character of income recognized, requiring us to purchase or sell securities, or otherwise change our portfolio, in order to comply with the tax rules applicable to RICs under the Code.

Taxation of U.S. Stockholders

Whether an investment in shares of our common stock is appropriate for a U.S. stockholder will depend upon that person’s particular circumstances. An investment in shares of our common stock by a U.S. stockholder may have adverse tax consequences. The following summary generally describes certain U.S. federal income tax consequences of an investment in shares of our common stock by taxable U.S. stockholders and not by U.S. stockholders that are generally exempt from U.S. federal income taxation. U.S. stockholders should consult their own tax advisors before making an investment in our common stock.

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gain. Distributions of our “investment company taxable income” (which is, generally, our ordinary income excluding net capital gain) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to noncorporate U.S. stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally will be eligible for taxation at rates applicable to “qualifying dividends” (at a maximum tax rate of 20%) provided that we properly report such distribution as “qualified dividend income” and certain holding period and other requirements are satisfied. In this regard, it is not anticipated that a significant portion of distributions paid by us will be attributable to qualifying dividends; therefore, our distributions generally will not qualify for the preferential rates applicable to qualified dividend income. Distributions of our net capital gain (which is generally our net long-term capital gain in excess of net short-term capital loss) properly reported by us as “capital gain dividends” will be taxable to

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a U.S. stockholder as long-term capital gain (at a maximum rate of 20% in the case of individuals, trusts or estates), regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our current and accumulated earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gain to such U.S. stockholder.

U.S. Stockholders who receive distributions in the form of stock generally are subject to the same federal income tax consequences as are stockholders who elect to receive their distributions in cash. The U.S. stockholder will have an adjusted tax basis in the additional shares of our common stock purchased through the plan equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

Although we currently intend to distribute any long-term capital gain at least annually, we may in the future decide to retain some or all of our long-term capital gain, but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its proportionate share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for his, her or its common stock. Since we expect to pay tax on any retained capital gain at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on net capital gain, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

We could be subject to the alternative minimum tax, or the AMT, but any items that are treated differently for AMT purposes must be apportioned between us and our stockholders and this may affect U.S. stockholders’ AMT liabilities. Although regulations explaining the precise method of apportionment have not yet been issued, such items will generally be apportioned in the same proportion that dividends paid to each stockholder bear to our taxable income (determined without regard to the dividends paid deduction), unless a different method for a particular item is warranted under the circumstances.

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in any such month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

We may have the ability to declare a large portion of a distribution in shares of our common stock to satisfy the Annual Distribution Requirement. If a portion of such distribution is paid in cash (which portion may be as low as 20% based on certain public and private rulings issued by the IRS) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits will be treated as a dividend for U.S. federal income tax purposes. As a result, U.S. stockholders will be taxed on the distribution as if the entire distribution was cash distribution, even though most of the distribution was paid in shares of our common stock.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of his, her or its investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year.

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Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other substantially identical shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. The ability to otherwise deduct capital loss may be subject to other limitations under the Code.

In general, U.S. stockholders taxed at individual rates currently are subject to a maximum U.S. federal income tax rate of 20% on their recognized net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by such U.S. stockholders. In addition, individuals with modified adjusted gross incomes in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income.

Noncorporate stockholders with net capital loss for a year (which we define as capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital loss of a noncorporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital loss for a year, but may carry back such losses for three years or carry forward such losses for five years.

If we are not a publicly offered regulated investment company for any period, a non-corporate shareholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional dividend to the shareholder and will be deductible by such shareholder only to the extent permitted under the limitations described below. A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. For non-corporate shareholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a nonpublicly offered regulated investment company, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible only to individuals to the extent they exceed 2% of such a shareholder’s adjusted gross income, and are not deductible for AMT purposes. While we anticipate that we will constitute a publicly offered regulated investment company after our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

We (or the applicable withholding agent) will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal income tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to qualifying dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

We (or the applicable withholding agent) may be required to withhold U.S. federal income tax, or backup withholding, from all distributions to any noncorporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Backup withholding tax is not an additional tax, and any amount withheld may be refunded or credited against the U.S. stockholder’s U.S. federal income tax liability, provided that proper information is timely provided to the IRS.

Under U.S. Treasury regulations, if a stockholder recognizes a loss with respect to shares of our stock of $2 million or more for a noncorporate stockholder or $10 million or more for a corporate stockholder in any single taxable year (or a greater loss over a combination of years), the stockholder must file with the IRS a disclosure statement on Internal Revenue Service Form 8886 (or successor form). Direct stockholders of portfolio securities in many cases are excepted from this reporting requirement, but under current guidance, stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply

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with this reporting requirement. States may also have a similar reporting requirement. Stockholders should consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Taxation of Non-U.S. Stockholders

Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our common stock.

Distributions of our “investment company taxable income” to Non-U.S. stockholders that are not “effectively connected” with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally be subject to withholding of U.S. federal income tax at a rate of 30% (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits, unless an applicable exception applies. However, we generally are not required to withhold any amounts with respect to distributions of (i) U.S.-source interest income that would not have been subject to withholding of U.S. federal income tax if they had been earned directly by a Non-U.S. stockholder, and (ii) net short-term capital gains in excess of net long-term capital losses that would not have been subject to withholding of U.S. federal income tax if they had been earned directly by a Non-U.S. stockholder, in each case only to the extent that such distributions are properly reported by us as “interest-related dividends” or “short-term capital gain dividends,” as the case may be, and certain other requirements are met. No certainty can be provided that any of our distributions would be reported as eligible for this exception.

Actual or deemed distributions of our net capital gain to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, that are not effectively connected with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally not be subject to U.S. Federal withholding tax and generally will not be subject to U.S. federal income tax unless the Non-U.S. stockholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. However, withholding of U.S. federal income tax at a rate of 30% on capital gain of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% U.S. Federal withholding tax.

If we distribute our net capital gain in the form of deemed rather than actual distributions (which we may do in the future), a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gain deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

Distributions of our “investment company taxable income” and net capital gain (including deemed distributions) to Non-U.S. stockholders, and gains realized by Non-U.S. stockholders upon the sale of our common stock that is “effectively connected” with a U.S. trade or business carried on by the Non-U.S. stockholder (or if an income tax treaty applies, attributable to a “permanent establishment” in the United States), will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Corporate Non-U.S. stockholders may also be subject to an additional branch profits tax at a rate of 30% imposed by the Code (or lower rate provided by an applicable treaty). In the case of a non-corporate Non-U.S. stockholder, we may be required to withhold U.S. federal income tax from distributions that are otherwise exempt from withholding tax (or taxable at a reduced rate) unless the Non-U.S. stockholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

We may have the ability to declare a large portion of a distribution in shares of our common stock to satisfy the Annual Distribution Requirement. If a portion of such dividend is paid in cash (which portion may be as low as 20% under certain public and private rulings issued by the IRS) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits will be treated as a dividend for U.S. federal income tax purposes. As a result, non-U.S. stockholders will be taxed on the distribution as if the entire distribution was cash distribution, even though most of the distribution was paid in shares of our common stock.

The tax consequences to a Non-U.S. stockholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. stockholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in our shares.

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A Non-U.S. stockholder who is a nonresident alien individual may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions (“FFIs”) unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement (“IGA”) with the United States to collect and share such information and are in compliance with the terms of such IGA and any enabling legislation or regulations. The types of income subject to the tax include U.S. source interest and dividends and the gross proceeds from the sale of any property that could produce U.S.-source interest or dividends received after December 31, 2018. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not FFIs unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a Non-U.S. Stockholder and the status of the intermediaries through which they hold their shares, Non-U.S. Stockholder could be subject to this 30% withholding tax with respect to distributions on their shares and proceeds from the sale of their shares. Under certain circumstances, a Non-U.S. Stockholder might be eligible for refunds or credits of such taxes.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure To Obtain RIC Tax Treatment

If we were unable to obtain tax treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions would generally be taxable to our stockholders as dividend income to the extent of our current and accumulated earnings and profits (in the case of noncorporate U.S. stockholders, at a maximum rate applicable to qualified dividend income of 20%). Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain.

If we fail to meet the RIC requirements for more than two consecutive years and then seek to re-qualify as a RIC, we would be required to recognize gain to the extent of any unrealized appreciation in our assets unless we made a special election to pay corporate-level U.S. federal income tax on any such unrealized appreciation during the succeeding five-year period.

Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in our stock may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process any by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our stock.

The discussion set forth herein does not constitute tax advice, and potential investors should consult their own tax advisors concerning the tax considerations relevant to their particular situation.

REGULATION

We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters and the affiliates of those affiliates or underwriters. The 1940 Act also requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities.

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We are generally not able to issue and sell our common stock at a price below net asset value per share. See “Risk Factors - Risks Related to Business Development Companies - Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.” We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then current net asset value of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

As a BDC, we may be examined periodically by the SEC for compliance with the 1940 Act. Our Adviser is a registered investment adviser and is also subject to examination by the SEC.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Asset Coverage

We are only allowed to borrow money such that our asset coverage, which, as defined in the 1940 Act, measures the ratio of total assets less total liabilities not represented by senior securities to total borrowings, equals at least 200% after such borrowing, with certain limited exceptions. We may use borrowed funds, known as “leverage,” to make investments and to attempt to increase returns to our stockholders by reducing our overall cost of capital. We currently have credit facilities with Wells Fargo, Citi, JP Morgan Securities LLC and have sold $250.0 million in aggregate principal of unsecured notes.

Qualifying assets

As a BDC, we are required to comply with certain regulatory requirements. For instance, we have to invest at least 70% of our total assets in “qualifying assets,” including securities of U.S. operating companies whose securities are not listed on a national securities exchange, U.S. operating companies with listed securities that have equity market capitalizations of less than $250 million, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less.

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are any of the following:

1.          Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

a.          is organized under the laws of, and has its principal place of business in, the United States;

b.          is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

c.          satisfies any of the following:

i.          does not have any class of securities that is traded on a national securities exchange;

ii.          has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

iii.          is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or

iv.         is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million

2.          Securities of any eligible portfolio company that we control.

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3.          Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

4.          Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

5.          Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

6.          Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Temporary investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the diversification tests in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Significant managerial assistance to portfolio companies

A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in “Regulation-Qualifying assets” above. BDCs generally must offer to make available to the issuer of the securities significant managerial assistance, except in circumstances where either (i) the BDC controls such issuer of securities or (ii) the BDC purchases such securities in conjunction with one or more other persons acting together and one of the other persons in the group makes available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Indebtedness and Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provision to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors - Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.”

Code of Ethics

We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements.

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Our code of ethics is posted on our website at http://www.bdcofamerica.com and was filed with the SEC as an exhibit to the registration statement. You may read and copy the code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the code of ethics is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You may obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549

Compliance Policies and Procedures

We and our Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws, and our Board of Directors is required to review these compliance policies and procedures annually to assess their adequacy and the effectiveness of their implementation. We have designated Guy F. Talarico as our chief compliance officer. Currently, Guy F. Talarico also serves as chief compliance officer for our Adviser.

Proxy Voting Policies and Procedures

We delegate our proxy voting responsibility to our Adviser. The proxy voting policies and procedures that our Adviser follows are set forth below and are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act. The guidelines will be reviewed periodically by our Adviser and our non-interested directors, and, accordingly, are subject to change..

Introduction

As an investment adviser registered under the Advisers Act, our Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the investment advisory clients of our Adviser are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

Our Adviser will vote proxies relating to our securities in the best interest of its clients’ stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by its clients. Although our Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of our Adviser are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information, without charge, regarding how our Adviser voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Financial Officer, 9 West 57th Street, 49th Floor, Suite 4920, New York, New York, 10019.

Other

We will be periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

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Securities Exchange Act and Sarbanes-Oxley Act Compliance

We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act of 2002, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;

pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and

pursuant to Rule 13a-15 of the Exchange Act, our management is required to prepare a report regarding its assessment of our internal control over financial reporting.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

PLAN OF DISTRIBUTION

Pursuant to the DRIP, we reinvest all cash dividends or distributions (“Distributions”) declared by our board of directors on behalf of investors who do not elect to receive their Distributions in cash (the “Participants”). As a result, if our board of directors declares a Distribution, then stockholders who have not elected to “opt out” of the DRIP will have their Distributions automatically reinvested in additional shares of our common stock at a price equal to NAV per share as estimated in good faith by us on the payment date. The timing and amount of any future Distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our board of directors. See “Distribution Reinvestment Plan.”

LIQUIDITY STRATEGY

We intend to explore a potential liquidity event for our stockholders between five and seven years following the completion of our offering stage. However, we may determine to explore or complete a liquidity event sooner than between five and seven years following the completion of our offering stage. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the above scenarios as “liquidity events.” While our intention is to seek to explore a potential liquidity event between five and seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in our best interest, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our securities on a national securities exchange in the future, at that time we may consider either an internal or an external management structure.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

SHARE REPURCHASE PROGRAM

We may, but do not currently intend to, list our securities on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market

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will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

To provide our stockholders with limited liquidity, we intend to conduct semi-annual tender offers pursuant to our share repurchase program. The first such tender offer commenced in September 2012 and the repurchase occurred in connection with our October 1, 2012 closing. The following table reflects certain information regarding the tender offers that we have conducted to date:

Offer Date	Repurchase Date	Shares Tendered	Shares Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (in thousands)
September 12, 2012	October 8, 2012	-	-	$9.71		$-
December 13, 2012	January 15, 2013	46,975	10,732	$9.90		$106.22
March 27, 2013	April 25, 2013	29,625	29,625	$10.18		$301.58
July 15, 2013	August 13, 2013	30,365	30,365	$10.18		$308.97
October 22, 2013	November 21, 2013	55,255	55,255	$10.36		$572.44
February 4, 2014	March 6, 2014	68,969	68,969	$10.36		$714.52
June 6, 2014	July 11, 2014	117,425	117,425	$10.36		$1,216.38
August 7, 2014	September 10, 2014	111,854	111,854	$10.36		$1,158.80
December 19, 2014	January 23, 2015	313,101	313,101	$10.36		$3,243.73
March 16, 2015	April 15, 2015	162,688	162,688	$10.36		$1,685.45
June 26, 2015	July 31, 2015	533,527	533,527	$9.72		$5,185.88
September 18, 2015	October 20, 2015	728,874	728,874	$9.53		$6,946.17
December 23, 2015	January 25, 2016	7,375,871	3,053,869	$9.22		$28,156.67
July 26, 2016	December 31, 2016	17,004,354	6,715,864	$8.58		$57,622.10
June 8, 2017	July 6, 2017	11,747,753	3,433,482	$8.52		$28,576.26
December 19, 2017	January 19, 2018	21,521,235	2,547,524	$8.31		$21,350.21
June 15, 2018	July 16, 2018	*	*	$8.26	$	*

*Results of tender offer pending.

We will continue to offer to repurchase shares on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in our best interests or would violate applicable law. Under the MGCL, a Maryland corporation generally may not make a distribution to stockholders, including pursuant to our repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the charter provides otherwise, preferential amounts payable on dissolution with respect to senior stock. We have and anticipate continuing to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Exchange Act and the 1940 Act.

As of March 31, 2018, the Company had repurchased 18.8 million shares of common stock through its share repurchase program for payments of $166.2 million. Through December 31, 2017, the Company had repurchased an aggregate of 16.0 million shares of common stock for payments of $143.6 million. As of December 31, 2016, the Company had repurchased 12.5 million shares of common stock for payments of $113.4 million.

The board also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

•	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

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•	the liquidity of our assets (including fees and costs associated with disposing of assets);

•	our investment plans and working capital requirements;

•	the relative economies of scale with respect to our size;

•	our history in repurchasing shares or portions thereof; and

•	the condition of the securities markets.

We currently intend to limit the number of shares that we offer to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under the DRIP. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, we do not expect to offer to repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year. We will offer to repurchase such shares on each date of repurchase at a price equal to our net asset value per share as most recently disclosed on our quarterly report on Form 10-Q or annual report on Form 10-K. In order to do so, we sought and subsequently received an exemptive order from the SEC pursuant to Regulation M of the Exchange Act on August 8, 2012. If you wish to tender your shares to be repurchased, you must either tender at least 25% of the shares you purchased in the offering or all of the shares that you own. If you choose to tender only a portion of your shares, you must maintain a minimum balance of $1,000 worth of shares of common stock following a tender of shares for repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the 1940 Act.

The board of directors will require that we repurchase shares or portions thereof from you pursuant to written tenders only on terms they determine to be fair to us and to all of our stockholders. Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of shares from our stockholders.

When the board of directors determines that we will offer to repurchase shares or fractions thereof, tender offer materials will be provided to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.

Any tender offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our stockholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, stockholders may withdraw their tenders by submitting a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time prior to 40 business days following the expiration of the tender offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction.

In the event that our Adviser or any of its affiliates holds shares in the capacity of a stockholder, any such affiliates may tender shares for repurchase in connection with any repurchase offer we make on the same basis as any other stockholder, except for the initial capital contribution of our Adviser, our Adviser will not tender its shares for repurchase as long as our Adviser remains our investment adviser.

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REDEMPTION AND TRANSFER

Transfer on death designation. You have the option of placing a transfer on death, or TOD, designation on your shares purchased in this follow-on offering. A TOD designation transfers ownership of your shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. However, this option is not available to residents of Louisiana, Puerto Rico, Texas or the Virgin Islands. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return the transfer on death form available upon request to us in order to effect the designation.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by U.S. Bank National Association whose address is 425 Walnut Street, Cincinnati, Ohio, 45202-3923. DST Systems, Inc. acts as our transfer agent, plan administrator, distribution paying agent and registrar. The principal business address of DST Systems, Inc., 430 W. 7th Street, Kansas City, MO 64105, 844-785-4393.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to infrequently use brokers in the normal course of our business. Subject to policies established by our board of directors, our Adviser shall be primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Adviser does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Adviser will generally seek reasonably competitive trade execution costs, they will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Dechert LLP, Boston, MA.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP is an independent registered public accounting firm and is located at 345 Park Avenue, New York, New York 10154. The consolidated financial statements of Business Development Corporation of America as of December 31, 2016, and for the years ended December 31, 2016 and 2015, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Ernst & Young LLP is an independent registered public accounting firm and is located at 5 Times Square, New York, NY 10036. The consolidated financial statements of Business Development Corporation of America as of December 31, 2017 and for the year then ended have been included herein and in the registration statement in reliance upon the reports of Ernst & Young LLP appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

We file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and

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information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

PRIVACY NOTICE

Committed To Protecting Your Privacy

We do not disclose any Client Information (as defined below) except as permitted or required by law. We do not sell or disclose any Client Information to any third parties for their independent use. The sections that follow will describe our information collection and sharing practices and the safeguards we use to protect your non-public personal information.

We Collect Information That May Include (the “Client Information”):

•	Information that we receive from you personally on applications, forms, or other correspondence, or from our website, such as your name, address, phone number, social security number and email address.

•	Information about your transactions with us, such as your account holdings and transaction history.

•	Information we receive about you from third parties, such as transfer agents, custodians, financial institutions and service bureaus.

We Limit Client Information Sharing, Use and Disclosure

We use Client Information to provide quality investment products and services to our customers. For example, this information enables us to serve and administer your accounts with efficiency and accuracy.

We do not disclose any Client Information except in selected situations as permitted or required by law. In particular, we disclose some or all of your Client Information under the following circumstances:

•	When requested by you;

•	When necessary, in our opinion, to verify or complete a transaction initiated by you;

•	When complying with federal or state law, regulation or a federal, state or other court of government order or request, such as part of an investigation or other legal process; and

•	In connection with any merger or consolidation of investment products distributed through RCS Capital (the “Products”) with, or sale of, all or substantially all of the assets of the Products to a third party in each case, as approved by the board of directors and shareholders, as applicable, of such Product.

The Client Information described above may be shared by us with selected affiliated- and non-affiliated vendors and service providers, in each case pursuant to applicable intercompany management, services, distribution and other related written agreements and in compliance with appropriate procedural safeguards to protect the confidentiality of such Client Information. The sharing of Client Information with non-affiliated third parties is carefully limited to individuals who have been informed of the confidential nature of such information and who agree to keep such information confidential, as described in this section.

In connection with the ordinary course execution of our business strategy, we may disclose Client Information to the following types of third parties:

•	Financial service providers that assist us in servicing your accounts, such as distributors of the Products and investment programs (including Realty Capital Securities, LLC, a FINRA-registered wholesale broker-dealer, and affiliated and third party providers of transfer agency services.

•	Non-financial companies, such as service providers, that fulfill product information requests or maintain our website.

•	Others, such as joint account holders and those with whom you have consented in writing to our sharing your Client Information.

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In addition, we may share the Client Information with other companies with whom we have teamed through a joint marketing agreement to provide you with a particular benefit or service.

We Protect Client Information About Former Investors

If you terminate your relationship with us, we will continue to adhere to the privacy policies and practices provided in this notice and shall retain all collected Client Information in accordance with federal and state law.

We have Safeguards In Place

We have what we believe are reasonable and appropriate physical, electronic and procedural safeguards in place to protect the confidentiality, security and integrity of your Client Information.

We restrict access to Client Information to those who need that information in order for us to provide the Products and our services to you.

Our Commitment To You

We value the trust of our investors, our clients and their shareholders, and our peers and partners in the financial community and will continue to recognize the importance of holding all Client Information as confidential.

We will maintain accurate Client Information and respond promptly to customer requests to correct information.

We will require companies with whom we do business to use Client Information appropriately and to safeguard the confidentiality of such information.

We appreciate the opportunity to serve your investment needs. We pledge to follow the policies, safeguards and guidelines as described in this Privacy Notice to protect the confidentiality of your Client Information. Your relationship is very important to us and we will take great care to honor these commitments to you.

This Privacy Notice applies to individuals and covers information in connection with consumer transactions. In compliance with government regulations, we provide this Privacy Notice at the time the customer relationship commences, and to the extent required by law, annually and during the year in which the relationship exits. If we change our policies or practices, we will update this Privacy Notice.

If you would like to contact us about this Privacy Notice or any data privacy or confidentiality issues, below is our contact information:

Secretary

9 West 57th Street, 49th Floor, Suite 4920

New York, NY 10019

(212) 588-6770

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F-1

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation of our annual consolidated financial statements, management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management’s assessment included an evaluation of the design of our internal control over financial reporting. Based on this evaluation, we have concluded that, as of December 31, 2017, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Business Development Corporation of America

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of assets and liabilities of Business Development Corporation of America (the “Company”), including the consolidated schedule of investments, as of December 31, 2017, and the related consolidated statements of operations, cash flows, and changes in net assets for the year then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Business Development Corporation of America at December 31, 2017, the results of its operations, its cash flows, and its changes in net assets for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2017, by correspondence with the custodian and brokers or by other appropriate auditing procedures where replies were not received. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2017.

New York, NY

March 22, 2018

F-3

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Business Development Corporation of America:

We have audited the accompanying consolidated statement of assets and liabilities, including the consolidated schedule of investments, of Business Development Corporation of America (and subsidiaries) (the Company) as of December 31, 2016, and the related consolidated statements of operations, changes in net assets, and cash flows for the years ended December 31, 2016 and 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our procedures included confirmation of securities owned as of December 31, 2016, by correspondence with the custodian, portfolio companies and agents or by other appropriate auditing procedures where replies from portfolio companies or agents were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Business Development Corporation of America (and subsidiaries) as of December 31, 2016, and the results of their operations, and their cash flows for the years ended December 31, 2016 and 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
New York, New York
March 16, 2017

F-4

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(in thousands except share and per share data)

	December 31,
	2017	2016
ASSETS
Investments, at fair value:
Control Investments, at fair value (amortized cost of $374,888 and $271,711, respectively)	$350,279	$254,638
Affiliate Investments, at fair value (amortized cost of $296,884 and $383,894, respectively)	236,801	354,238
Non-affiliate Investments, at fair value (amortized cost of $1,926,856 and $1,859,933, respectively)	1,916,443	1,785,207
Investments, at fair value (amortized cost of $2,598,628 and $2,515,538, respectively)	2,503,523	2,394,083
Cash and cash equivalents	99,822	189,270
Interest and dividends receivable	21,542	28,608
Receivable for unsettled trades	21,409	4,293
Prepaid expenses and other assets	6,218	52
Total assets	$2,652,514	$2,616,306

LIABILITIES
Debt (net of deferred financing costs of $10,926 and $5,013, respectively)	$1,030,223	$910,484
Stockholder distributions payable	9,923	13,516
Management fees payable	9,932	9,571
Incentive fee on income payable	4,558	3,137
Accounts payable and accrued expenses	11,137	8,454
Payable for unsettled trades	80,547	74,020
Interest and debt fees payable	11,611	9,606
Payable for common stock repurchases	-	57,651
Directors' fees payable	67	133
Total liabilities	$1,157,998	$1,086,572
Commitments and contingencies (Note 6)

NET ASSETS
Preferred stock, $.001 par value, 50,000,000 shares authorized, none issued and outstanding	$-	$-
Common stock, $.001 par value, 450,000,000 shares authorized, 179,733,998 and 177,120,791 shares issued and outstanding, respectively	180	177
Additional paid in capital	1,752,793	1,729,865
Accumulated under distributed net investment income	33,469	48,944
Accumulated over distributed net realized gains	(197,348)	(129,161)
Net unrealized depreciation, net of deferred taxes	(97,399)	(122,912)
Total net assets attributable to Business Development Corporation of America	1,491,695	1,526,913
Net assets attributable to non-controlling interest	2,821	2,821
Total net assets	1,494,516	1,529,734

Total liabilities and net assets	$2,652,514	$2,616,306

Net asset value per share attributable to Business Development Corporation of America	$8.30	$8.62

The accompanying notes are an integral part of these consolidated financial statements.

F-5

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands except share and per share data)

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2017	2016	2015
Investment income:
Interest from investments
Control investments	$24,648	$27,140	$18,451
Affiliate investments	17,093	41,485	38,781
Non-affiliate investments	158,548	149,736	128,339
Total interest from investments	200,289	218,361	185,571
Interest from cash and cash equivalents	362	257	58
Total interest income	200,651	218,618	185,629
Other income	23,169	11,040	10,217
Total investment income	223,820	229,658	195,846

Operating expenses:
Management fees	39,068	38,121	35,994
Incentive fee on income	19,707	17,906	10,145
Interest and debt fees	43,851	37,327	26,467
Professional fees	4,726	6,357	6,777
Other general and administrative	7,047	7,059	4,590
Administrative services	807	811	966
Insurance	11	184	210
Directors' fees	944	756	75
Expenses before expense waivers	116,161	108,521	85,224
Waiver of management and incentive fees	-	-	(3,534)
Total expenses net of expense waivers	116,161	108,521	81,690

Income tax expense, including excise tax	1,619	1,140	-

Net investment loss attributable to non-controlling interests	29	19	-

Net investment income	106,011	119,978	114,156

Realized and unrealized gain (loss) on investments:
Net realized gain (loss) from investments
Control investments	(1,702)	-	(51)
Affiliate investments	(20,019)	(11,988)	276
Non-affiliate investments	(31,414)	(11,321)	(579)
Total net realized loss from investments	(53,135)	(23,309)	(354)
Net change in unrealized appreciation (depreciation) on investments, net of deferred taxes
Control investments	(1,899)	(40,638)	19,207
Affiliate investments	75	48,182	(68,777)
Non-affiliate investments	27,308	(11,127)	(53,652)
Total net change in unrealized appreciation (depreciation) on investments, net of deferred taxes	25,484	(3,583)	(103,222)
Net change in unrealized (appreciation) depreciation attributable to non-controlling interests	29	1,316	(2,527)
Net realized and unrealized loss on investments	(27,622)	(25,576)	(106,103)

The accompanying notes are an integral part of these consolidated financial statements.

F-6

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands except share and per share data)

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2017	2016	2015

Net increase in net assets resulting from operations	$78,389	$94,402	$8,053

Per share information - basic and diluted
Net investment income	$0.59	$0.67	$0.66
Net increase in net assets resulting from operations	$0.44	$0.52	$0.05
Weighted average shares outstanding	179,179,656	180,215,713	172,208,186

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(dollars in thousands except share and per share data)

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2017	2016	2015
Operations:
Net investment income	$106,011	$119,978	$114,156
Net realized loss from investments	(53,135)	(23,309)	(354)
Net change in unrealized appreciation (depreciation) on investments, net of deferred taxes	25,484	(3,583)	(103,222)
Net change in unrealized (appreciation) depreciation attributable to non-controlling interests	29	1,316	(2,527)
Net increase in net assets resulting from operations	78,389	94,402	8,053
Stockholder distributions:
Distributions	(135,850)	(156,434)	(130,846)
Distributions from net realized gain from investments	-	-	(2,509)
Return of capital	-	-	(16,264)
Net decrease in net assets from stockholder distributions	(135,850)	(156,434)	(149,619)
Capital share transactions:
Issuance of common stock, net of issuance costs	-	10,000	165,527
Reinvestment of stockholder distributions	52,455	58,424	70,033
Repurchases of common stock	(30,212)	(85,844)	(21,459)
Net increase (decrease) in net assets from capital share transactions	22,243	(17,420)	214,101
Total increase (decrease) in net assets, before non-controlling interest	(35,218)	(79,452)	72,535
Increase (decrease) in non-controlling interest	-	(1,299)	2,527
Total increase (decrease) in net assets	(35,218)	(80,751)	75,062
Net assets at beginning of year	1,529,734	1,610,485	1,535,423
Net assets at end of year	$1,494,516	$1,529,734	$1,610,485

Net asset value per common share attributable to Business Development Corporation of America	$8.30	$8.62	$8.97
Common shares outstanding at end of year	179,733,998	177,120,791	179,142,028

Accumulated under (over) distributed net investment income	$33,469	$48,944	$(7,656)
Accumulated over distributed net realized gains	$(197,348)	$(129,161)	$(3,405)

The accompanying notes are an integral part of these consolidated financial statements.

F-7

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2017	2016	2015
Operating activities:
Net increase in net assets resulting from operations	$78,389	$94,402	$8,053
Adjustments to reconcile net increase in net assets from operations to net cash provided by (used in) operating activities:
Payment-in-kind interest income	(6,963)	(12,412)	(19,904)
Net accretion of discount on investments	(8,237)	(6,898)	(5,231)
Amortization of deferred financing costs	2,525	2,806	2,577
Amortization of discount on unsecured notes	321	316	106
Sales and repayments of investments	980,929	587,893	678,166
Purchases of investments	(1,101,954)	(678,527)	(1,150,263)
Net realized loss from investments	53,135	23,309	354
Net unrealized (appreciation) depreciation on investments, gross of deferred taxes	(26,350)	3,833	102,588
(Increase) decrease in operating assets:
Interest and dividends receivable	7,066	(5,836)	(308)
Prepaid expenses and other assets	(6,166)	4,834	(3,094)
Receivable for unsettled trades	(17,116)	(2,889)	32,342
Increase (decrease) in operating liabilities:
Payable for unsettled trades	6,527	67,337	5,998
Management fees payable	361	39	1,551
Incentive fee on income payable	1,421	3,137	(2,736)
Interest and debt fees payable	2,005	3,099	3,121
Accounts payable and accrued expenses	2,683	(32)	1,744
Directors' fees payable	(66)	113	2
Net cash provided by (used in) operating activities	(31,490)	84,524	(344,934)

Financing activities:
Proceeds from issuance of shares of common stock, net	-	10,000	165,527
Repurchases of common stock	(87,863)	(29,117)	(21,207)
Decrease in deferred offering costs receivable	-	-	3,274
Proceeds from debt	347,331	195,513	456,250
Payments on debt	(222,000)	(122,571)	(232,830)
Payments of financing costs	(8,438)	(288)	(5,696)
Payments to affiliate	-	(197)	(1,411)
Stockholder distributions	(86,988)	(97,708)	(77,959)
Increase (decrease) in non-controlling interest	-	(1,298)	2,526
Net cash provided by (used in) financing activities	(57,958)	(45,666)	288,474

Net increase (decrease) in cash and cash equivalents	(89,448)	38,858	(56,460)
Cash and cash equivalents, beginning of year	189,270	150,412	206,872
Cash and cash equivalents, end of year	$99,822	$189,270	$150,412

The accompanying notes are an integral part of these consolidated financial statements.

F-8

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2017	2016	2015
Supplemental information:
Interest paid during the period	$38,764	$30,977	$20,612
Taxes, including excise tax, paid during the year	$1,063	$1,300	$257
Distributions reinvested	$52,455	$58,424	$70,033

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2017

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)

Senior Secured First Lien Debt - 118.8% (b)
Abaco Systems Holding Corp. (c) (i)	Business Services	L+6.00% (7.35%), 12/7/2021	$23,698	$23,320	$23,129	1.6%
ABC Financial Intermediate, LLC (c) (j)	Media	L+4.25% (5.94%), 1/2/2025	7,739	7,700	7,700	0.5%
Ability Networks Inc. (c) (j)	Health Care Providers & Services	L+5.00% (6.35%), 12/13/2024	13,607	13,539	13,607	0.9%
Adams Publishing Group, LLC (c) (i)	Media	L+7.00% (8.69%), 11/3/2020	16,250	16,109	16,250	1.1%
Adams Publishing Group, LLC (c)	Media	L+7.00% (8.69%), 11/3/2020	4,432	4,432	4,432	0.3%
Aleris International, Inc. (x)	Metals & Mining	9.50%, 4/1/2021	2,882	3,046	3,044	0.2%
Alvogen Pharma US, Inc. (j)	Health Care	L+5.00% (6.57%), 4/2/2022	14,061	13,955	13,932	0.9%
AMI Entertainment Network, LLC (c) (f) (i)	Hotels, Restaurants & Leisure	L+6.00% (7.69%), 7/21/2022	14,632	14,365	14,368	1.0%
Amports, Inc. (c) (m)	Transportation Infrastructure	L+5.00% (6.69%), 5/19/2020	14,876	14,832	14,876	1.0%
Amteck, LLC (c) (f) (i)	Commercial Services & Supplies	L+7.50% (9.20%), 7/2/2020	21,688	21,499	21,579	1.4%
Answers Corporation (c) (p)	Technology	L+5.00% (6.57%), 4/15/2021	3,007	2,945	2,916	0.2%
AP Gaming I, LLC (i) (j)	Gaming/Lodging	L+5.50% (7.07%), 2/15/2024	33,592	33,524	33,823	2.3%
APCO Holdings (c) (i)	Diversified Consumer Services	L+6.00% (7.57%), 1/29/2022	3,666	3,590	3,593	0.2%
Applied Merchant Systems West Coast, Inc. (c) (m)	Diversified Financial Services	L+11.50% (12.84%), 10/26/2020	18,853	18,635	17,816	1.2%
Applied Merchant Systems West Coast, Inc. (c) (m)	Diversified Financial Services	L+11.50% (12.84%), 10/26/2020	6,500	6,425	6,143	0.4%
AqGen Ascensus Inc. (j)	Technology	L+3.50% (5.06%), 12/3/2022	19,637	19,637	19,694	1.3%
AqGen Ascensus Inc. (f)	Technology	L+3.50% (5.06%), 12/3/2022	3,333	3,325	3,348	0.2%
Avatar Purchaser, Inc. (c) (m)	Business Services	L+7.50% (8.99%), 11/17/2025	11,716	11,370	11,520	0.8%
Avaya Holdings Corp. (j)	Communications Equipment	L+4.75% (6.23%), 12/15/2024	26,108	25,848	25,662	1.7%

F-9

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

Basho Technologies, Inc. (c) (d) (l) (t)	Software	17.00%, 5/31/2018	6,645	6,485	-	-%
Basho Technologies, Inc. (c) (d) (l) (t)	Software	17.00%, 5/31/2018	2,550	2,550	-	-%
BCP Raptor, LLC (j)	Energy Equipment & Services	L+4.25% (5.73%), 6/24/2024	19,986	19,800	20,048	1.3%
BCP Renaissance, LLC (j)	Energy Equipment & Services	L+4.00% (5.38%), 10/31/2024	8,472	8,431	8,569	0.6%
BDS Solutions Group, LLC (c) (i) (m)	Business Services	L+8.75% (10.45%), 6/1/2021	33,042	32,531	33,042	2.2%
BDS Solutions Group, LLC (c)	Business Services	L+8.75% (10.45%), 6/1/2021	2,888	2,841	2,888	0.2%
Beaver-Visitec International Holdings, Inc. (c) (j)	Health Care	L+5.00% (6.69%), 8/21/2023	6,580	6,580	6,580	0.4%
Berner Food & Beverage LLC (c) (f) (i)	Food Products	L+7.00% (8.69%), 3/16/2022	18,853	18,536	18,476	1.2%
Black Mountain Sand, LLC (c) (f)	Energy Equipment & Services	L+9.00% (10.50%), 11/30/2021	13,050	12,859	12,854	0.9%

F-10

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Blount International, Inc. (j)	Commercial Services & Supplies	L+4.25% (5.61%), 4/12/2023	$12,500	$12,470	$12,637	0.9%
California Resources, Corp (m)	Metals & Mining	L+10.38% (11.88%), 12/31/2022	12,259	12,014	12,198	0.8%
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (c) (l) (o) (t)	Food Products	L+12.50% (13.88%), 4/28/2019	20,482	16,406	4,096	0.3%
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (c) (l) (o) (t)	Food Products	L+12.50% (13.88%), 4/28/2019	47,336	33,647	9,467	0.6%
Catapult Learning, LLC (c) (i) (m)	Diversified Consumer Services	L+6.50% (7.88%), 7/16/2020	27,138	26,861	25,917	1.7%
CCW, LLC (c) (f) (i)	Hotels, Restaurants & Leisure	L+7.00% (8.63%), 3/21/2021	26,525	26,292	26,525	1.8%
Central Security Group, Inc. (c) (i) (j)	Commercial Services & Supplies	L+5.63% (7.19%), 10/6/2021	25,293	24,999	25,294	1.7%
Chicken Soup for the Soul Publishing, LLC (c)	Media	L+6.25% (7.61%), 1/8/2019	27,536	27,465	24,369	1.6%
Chloe Ox Parent, LLC (j)	Health Care Providers & Services	L+5.00% (6.64%), 12/23/2024	10,768	10,660	10,768	0.7%
Clover Technologies Group, LLC (j)	Commercial Services & Supplies	L+4.50% (6.07%), 5/8/2020	13,548	13,495	10,070	0.7%
Community Care Health Network, LLC (c) (j)	Health Care	L+5.50% (7.07%), 10/19/2021	2,376	2,384	2,377	0.2%
CONSOL Energy, Inc. (j)	Metals & Mining	L+6.00% (7.47%), 11/28/2022	3,240	3,176	3,275	0.2%
Contura Energy Inc. (j)	Energy Equipment & Services	L+5.00% (6.63%), 3/18/2024	7,491	7,425	7,379	0.5%
ConvergeOne Holdings Corp. (j)	Technology	L+4.75% (6.44%), 6/20/2024	16,475	16,323	16,489	1.1%
Cvent, Inc. (c) (j)	Internet Software & Services	L+3.75% (5.32%), 11/29/2024	16,436	16,333	16,436	1.1%
DigiCert, Inc (j)	Internet Software & Services	L+4.75% (6.13%), 10/31/2024	10,800	10,747	10,930	0.7%
Eagle Rx, LLC (c) (i)	Health Care Providers & Services	L+4.25% (5.61%), 8/15/2019	27,279	27,192	27,279	1.8%
Elo Touch Solutions, Inc (j)	Technology	L+6.00% (7.44%), 10/31/2023	3,781	3,744	3,772	0.3%
ERG Holding Company (c) (i) (m)	Health Care Providers & Services	L+6.75% (8.45%), 4/4/2019	34,099	33,846	33,587	2.3%
ERG Holding Company (c) (f)	Health Care Providers & Services	L+6.75% (8.45%), 4/4/2019	136	136	134	0.1%
Everi Payments, Inc. (j)	Hotels, Restaurants & Leisure	L+3.50% (4.98%), 5/9/2024	10,654	10,639	10,748	0.7%
Excelitas Technologies Corp. (j)	Electronic Equipment, Instruments & Components	L+3.50% (5.16%), 12/2/2024	10,000	9,975	10,066	0.7%

F-11

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

Genesys Telecommunications Laboratories, Inc. (j)	Diversified Telecommunication Services	L+3.75% (5.44%), 12/1/2023	24,751	24,435	24,874	1.7%
Greenwave Holdings, Inc. (c) (d) (l)	Internet Software & Services	13.00%, 7/8/2019	12,184	12,136	12,184	0.8%
GTCR Valor Companies, Inc. (j)	Internet Software & Services	L+4.25% (5.94%), 6/16/2023	9,975	9,952	10,079	0.7%
HC Group Holdings III, Inc. (j)	Health Care	L+5.00% (6.57%), 4/7/2022	14,781	14,567	14,911	1.0%
Hexion Inc. (x)	Chemicals	10.38%, 2/1/2022	920	920	853	0.1%
Ideal Tridon Holdings, Inc. (c)	Commercial Services & Supplies	L+6.50% (7.74%), 7/31/2023	23,917	23,472	23,465	1.6%

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Ideal Tridon Holdings, Inc. (c) (f) (m)	Commercial Services & Supplies	L+6.50% (7.74%), 7/31/2022	$546	$511	$536	-%
Indivior Finance S.A.R.L. (i)	Health Care	L+4.50% (6.11%), 12/18/2022	6,983	6,948	7,001	0.5%
InMotion Entertainment Group, LLC (c) (i)	Specialty Retail	L+7.25% (8.95%), 10/1/2021	13,343	13,299	13,343	0.9%
InMotion Entertainment Group, LLC (c) (f) (i)	Specialty Retail	L+7.75% (9.45%), 10/1/2021	327	327	327	-%
Intelsat S.A (m)	Diversified Telecommunication Services	L+4.50% (6.19%), 1/2/2024	665	665	672	-%
Intelsat S.A (m)	Diversified Telecommunication Services	L+4.50% (6.63%), 1/2/2024	2,211	2,211	2,231	0.1%
Internap Corporation (m)	Communications Equipment	L+7.00% (8.41%), 4/6/2022	8,208	8,102	8,280	0.6%
IPC Corp. (j)	Diversified Telecommunication Services	L+4.50% (5.89%), 8/6/2021	7,103	6,995	6,943	0.5%
Jackson Hewitt, Inc. (j)	Diversified Consumer Services	L+7.00% (8.38%), 7/30/2020	6,515	6,448	6,409	0.4%
K2 Pure Solutions NoCal, L.P. (c) (i)	Chemicals	L+6.00% (7.57%), 2/19/2021	6,500	6,445	6,500	0.4%
Kahala Ireland OpCo Designated Activity Company (a) (c) (l) (o)	Aerospace & Defense	L+8.00% (13.00%), 12/23/2028	141,549	141,549	141,549	9.5%
Kissner Milling Co. Ltd. (c) (x)	Chemicals	8.38%, 12/1/2022	21,199	21,530	21,430	1.4%
Lakeland Tours, LLC (f)	Diversified Consumer Services	L+4.00% (5.59%), 12/15/2024	5,634	5,620	5,683	0.4%
LenderLive Services, LLC (c)	Business Services	L+12.00% (13.50%), 8/11/2020	10,000	9,869	9,650	0.7%
Lightsquared LP (l)	Diversified Telecommunications Services	L+8.75% (10.27%), 6/15/2020	11,315	10,598	10,481	0.7%
Lionbridge Technologies, Inc. (c) (i)	Business Services	L+5.50% (7.07%), 2/28/2024	13,764	13,703	13,702	0.9%
MCS Acquisition Corp. (c) (j)	Professional Services	L+4.75% (6.25%), 5/18/2024	14,297	14,239	14,297	1.0%
Medallion Midland Acquisition, L.P. (j)	Energy Equipment & Services	L+3.25% (4.82%), 11/13/2024	4,450	4,439	4,456	0.3%
Medical Depot Holdings, Inc. (c) (i)	Health Care	L+5.50% (7.19%), 1/3/2023	19,771	18,270	18,407	1.2%
Metal Services LLC (j)	Metals & Mining	L+7.50% (9.19%), 6/30/2019	10,806	10,726	10,846	0.7%
Michael Baker	Business Services	L+4.50% (5.94%),	5,607	5,552	5,593	0.4%

F-12

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

International, LLC (j)		11/21/2022
Midwest Can Company, LLC (c) (f) (i)	Energy Equipment & Services	L+6.75% (8.32%), 1/26/2022	5,067	4,994	5,008	0.3%
MMM Holdings, LLC (c) (d) (j) (l)	Health Care	L+8.75% (10.32%), 6/28/2019	7,028	7,029	6,818	0.5%
Monitronics International, Inc. (j)	Diversified Consumer Services	L+5.50% (7.19%), 9/30/2022	2,963	2,950	2,933	0.2%
Montreign Operating Company, LLC (c)	Hotels, Restaurants & Leisure	L+8.25% (9.82%), 1/24/2023	27,161	26,732	27,473	1.8%
Mood Media Corporation (c)	Business Services	L+7.25% (8.94%), 6/28/2022	13,912	13,638	13,608	0.9%
Motion Recruitment Partners, LLC (c) (f) (i)	Professional Services	L+6.00% (7.57%), 2/13/2020	17,194	17,021	17,194	1.2%

The accompanying notes are an integral part of these consolidated financial statements.

F-13

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
MSO of Puerto Rico, LLC (c) (d) (j) (l)	Health Care	L+8.75% (10.32%), 6/28/2019	$5,110	$5,110	$4,956	0.3%
Murray Energy Holdings Co. (j)	Energy Equipment & Services	L+7.25% (8.94%), 4/16/2020	13,408	12,929	11,778	0.8%
National Technical Systems, Inc. (c) (i)	Professional Services	L+6.25% (7.61%), 6/12/2021	16,469	16,376	15,481	1.0%
Navitas Midstream Midland Basin, LLC (j)	Energy Equipment & Services	L+4.50% (5.98%), 12/13/2024	7,969	7,929	7,969	0.5%
New Star Metals Inc. (c) (d) (l) (m)	Business Services	L+9.50% (11.00%), 12/22/2021	24,388	23,959	24,413	1.6%
NexSteppe Inc. (c) (f) (l) (t)	Chemicals	12.00%, 9/30/2018	1,533	1,500	-	-%
NexSteppe Inc. (c) (l) (t)	Chemicals	12.00%, 9/30/2018	11,998	10,453	-	-%
Noosa Acquirer, Inc. (c) (i)	Food Products	L+5.25% (6.94%), 11/21/2020	25,000	24,819	25,000	1.7%
NTM Acquisition Corp. (c) (i)	Media	L+6.25% (7.94%), 6/7/2022	18,681	18,490	18,587	1.2%
Office Depot, Inc. (j)	Specialty Retail	L+7.00% (8.41%), 11/8/2022	9,130	8,949	9,153	0.6%
Optiv, Inc. (j)	Business Services	L+3.25% (4.63%), 2/1/2024	4,455	4,229	4,160	0.3%
Orchid Underwriters Agency, LLC (c) (f) (i)	Insurance Broker	L+5.00% (6.31%), 3/17/2022	18,480	18,325	18,480	1.2%
ORG Chemical Holdings, LLC (c) (i) (m)	Chemicals	L+5.75% (7.44%), 6/30/2022	27,822	27,322	27,338	1.8%
ORG GC Holdings, LLC (c) (i) (m)	Business Services	L+6.75% (8.08%), 7/31/2022	25,550	25,199	25,266	1.7%
Peabody Energy Corp. (j)	Metals & Mining	L+3.50% (5.07%), 3/31/2022	2,608	2,602	2,641	0.2%
PeopLease Holdings, LLC (c) (i)	Commercial Services & Supplies	L+9.00% (10.70%), 2/26/2021	20,000	19,872	15,000	1.0%
PetVet Care Centers, LLC (c) (i)	Business Services	L+6.00% (7.69%), 6/8/2023	19,454	19,296	19,386	1.3%
PetVet Care Centers, LLC (c) (f)	Business Services	L+6.00% (7.35%), 6/8/2023	4,425	4,425	4,409	0.3%
PetVet Care Centers, LLC (c) (f)	Business Services	L+6.00% (9.50%), 6/8/2023	1,676	1,676	1,676	0.1%
PGX Holdings, Inc. (c) (j)	Transportation Infrastructure	L+5.25% (6.82%), 9/29/2020	12,547	12,500	12,547	0.8%
Premier Dental Services, Inc. (i) (j)	Health Care	L+5.25% (6.82%), 6/30/2023	33,018	32,764	33,162	2.2%
Premier Global Services, Inc. (j)	Diversified Telecommunication Services	L+6.50% (7.83%), 12/8/2021	9,357	9,093	9,182	0.6%
Pre-Paid Legal Services, Inc. (c) (j)	Diversified Consumer Services	L+5.25% (6.82%), 7/1/2019	12,010	12,026	12,010	0.8%
Pride Plating, Inc. (c) (i)	Aerospace & Defense	L+5.50% (7.19%), 6/13/2019	8,376	8,351	8,293	0.6%
PSKW, LLC (c) (i)	Health Care Providers & Services	L+4.25% (5.94%), 11/25/2021	1,569	1,559	1,569	0.1%
PSKW, LLC (c) (m)	Health Care Providers & Services	L+8.26% (9.95%), 11/25/2021	17,750	17,518	17,750	1.2%
PSKW, LLC (c) (m)	Health Care Providers & Services	L+8.26% (9.95%), 11/25/2021	1,972	1,934	1,972	0.1%
PT Network, LLC (c) (f) (i)	Health Care	L+5.50% (6.86%), 11/30/2021	16,935	16,802	16,931	1.1%
Pure Barre, LLC (c) (i) (m)	Hotels, Restaurants & Leisure	L+7.00% (8.57%), 6/11/2020	25,698	25,478	25,441	1.7%

F-14

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Pure Barre, LLC (c) (f)	Hotels, Restaurants & Leisure	L+7.00% (8.57%), 6/11/2020	$500	$500	$495	-%
Resco Products, Inc. (c) (i)	Metals & Mining	L+6.25% (7.82%), 3/7/2020	10,000	10,000	9,750	0.7%
Sage Automotive Holdings, Inc. (j)	Auto Components	L+5.00% (6.57%), 11/8/2022	18,461	18,321	18,576	1.2%
SHO Holding II Corporation (c) (j)	Specialty Retail	L+5.00% (6.42%), 10/27/2022	9,770	9,702	9,379	0.6%
Skillsoft Corp. (j)	Technology	L+4.75% (6.32%), 4/28/2021	12,829	12,158	12,325	0.8%
Squan Holding Corp. (c) (p)	Diversified Telecommunication Services	L+4.50% (6.20%), 10/10/2019	17,052	14,680	13,642	0.9%
SSH Group Holdings, Inc. (c) (i)	Diversified Consumer Services	L+5.00% (6.69%), 10/2/2024	6,088	6,029	6,027	0.4%
SunGard Availability Services Capital, Inc. (c) (j)	IT Services	L+10.00% (11.56%), 3/31/2019	6,860	6,842	6,688	0.5%
Tax Defense Network, LLC (c) (l) (t)	Diversified Consumer Services	L+13.00% (14.70%), 8/28/2019	29,670	26,532	7,477	0.5%
Thoughtworks, Inc. (j)	Business Services	L+4.50% (6.07%), 10/12/2024	4,420	4,409	4,420	0.3%
Tillamook Country Smoker, LLC (c) (f) (i)	Food Products	L+5.75% (7.19%), 5/19/2022	10,244	10,110	10,111	0.7%
Traverse Midstream Partners, LLC (j)	Energy Equipment & Services	L+4.00% (5.85%), 9/27/2024	6,352	6,321	6,435	0.4%
Trilogy International Partners, LLC (x)	Diversified Telecommunication Services	8.88%, 5/1/2022	14,875	14,810	15,247	1.0%
Trojan Battery Company, LLC (c) (j)	Auto Components	L+4.75% (6.32%), 6/12/2021	10,478	10,425	10,399	0.7%
Turning Tech LLC (c) (i)	Software	L+10.75% (12.45%), 6/30/2020	23,476	23,271	20,542	1.4%
Twenty Eighty, Inc. (c) (f) (l) (p)	Media	8.00%, 3/31/2020	6,291	4,535	4,719	0.3%
Twenty Eighty, Inc. (c) (f) (l) (p)	Media	L+8.00% (9.42%), 3/31/2020	2,911	2,426	2,853	0.2%
Twenty Eighty, Inc. (c) (f) (l) (p)	Media	9.00%, 3/31/2020	5,753	4,164	3,739	0.3%
United Central Industrial Supply Company, LLC (c) (i) (j)	Commercial Services & Supplies	L+7.25% (8.82%), 10/9/2018	8,504	8,483	7,943	0.5%
US Salt, LLC (c) (f) (i) (m)	Food Products	L+4.75% (6.11%), 12/1/2023	5,189	5,137	5,137	0.3%
VCVH Holding Corp. (c) (i) (j)	Health Care	L+5.00% (6.70%), 6/1/2023	22,875	22,801	23,081	1.5%
Veritas US Inc. (j)	Technology	L+4.50% (6.19%),	15,018	15,061	15,044	1.0%

F-15

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

		1/27/2023
VetCor Professional Practices LLC (c) (f) (i)	Diversified Consumer Services	L+6.00% (7.69%), 4/20/2021	4,909	4,877	4,859	0.3%
VetCor Professional Practices LLC (c)	Diversified Consumer Services	L+6.00% (7.69%), 4/20/2021	2,569	2,569	2,543	0.2%
VetCor Professional Practices LLC (c) (i)	Diversified Consumer Services	L+6.00% (7.69%), 4/20/2021	9,750	9,696	9,653	0.7%
Von Drehle Corporation (c) (i) (m)	Life Sciences Tools & Services	L+7.50% (9.19%), 3/6/2023	26,549	26,167	26,220	1.8%
Xplornet Communications, Inc. (a) (j)	Diversified Telecommunication Services	L+4.75% (6.44%), 9/9/2021	13,127	13,051	13,242	0.9%
Sub Total Senior Secured First Lien Debt				$1,865,392	$1,776,534	118.8%

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Senior Secured Second Lien Debt - 16.0% (b)
Anchor Glass Container Corporation (c) (m)	Containers & Packaging	L+7.75% (9.18%), 12/7/2024	$20,000	$19,826	$20,060	1.3%
Answers Corporation (c) (p)	Technology	L+7.90% (9.00%), 9/15/2021	4,675	4,088	4,371	0.3%
Astro AB Merger Sub, Inc. (m)	Diversified Financial Services	L+7.50% (8.88%), 4/30/2023	7,758	7,758	7,777	0.5%
Boston Market Corporation (c) (m)	Hotels, Restaurants & Leisure	L+8.25% (9.73%), 12/16/2018	24,101	24,026	23,860	1.6%
BrandMuscle Holdings Inc. (c) (m)	Internet Software & Services	L+8.50% (9.84%), 6/1/2022	24,500	24,166	24,500	1.6%
Cayan Holdings (c) (m)	IT Services	L+8.50% (10.18%), 3/24/2022	20,000	19,673	20,000	1.3%
CDS U.S. Intermediate Holdings, Inc. (c) (m)	Hotels, Restaurants & Leisure	L+8.25% (9.94%), 7/8/2023	7,927	7,809	7,828	0.5%
CIG Financial, LLC (a) (c) (m)	Consumer Finance	10.50%, 6/30/2019	9,000	8,973	8,550	0.6%
CIG Financial, LLC (a) (c) (f) (m)	Consumer Finance	10.50%, 6/30/2019	1,000	1,000	950	0.1%
CREDITCORP (x)	Consumer Finance	12.00%, 7/15/2018	13,250	13,238	11,925	0.8%
Epic Health Services, Inc. (c) (m)	Health Care Providers & Services	L+8.00% (9.57%), 3/17/2025	15,000	14,796	14,531	1.0%
Hertz Corp. (x)	Automobiles	7.63%, 6/1/2022	14,194	14,194	14,930	1.0%
PI US Holdco III Limited (c) (m)	Consumer Finance	L+7.25% (8.92%), 12/20/2025	6,696	6,629	6,629	0.4%
Recess Holdings, Inc. (c)	Hotels, Restaurants & Leisure	L+3.75% (5.25%), 9/29/2025	13,008	12,816	12,813	0.9%
Rx30 HoldCo, Inc. (c) (m)	Health Care Technology	L+9.00% (10.35%), 6/15/2022	11,500	11,353	11,500	0.8%

F-16

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

Rx30 HoldCo, Inc. (c) (m)	Health Care Technology	L+9.00% (10.50%), 6/15/2022	1,229	1,204	1,229	0.1%
TierPoint, LLC (c) (m)	Technology	L+7.25% (8.82%), 5/5/2025	5,334	5,285	5,281	0.4%
U.S. Auto (c) (m)	Diversified Consumer Services	L+11.75% (13.12%), 6/8/2020	30,000	29,743	29,100	2.0%
US Salt, LLC (c) (m)	Food Products	L+8.75% (10.18%), 12/1/2024	12,872	12,681	12,679	0.8%
Sub Total Senior Secured Second Lien Debt				$239,258	$238,513	16.0%

Subordinated Debt - 6.3% (b)
BMC Software Finance, Inc. (x)	Software	8.13%, 7/15/2021	$8,461	$8,422	$8,482	0.6%
Gold, Inc. (c) (m)	Textiles, Apparel & Luxury Goods	10.00%, 6/30/2019	3,742	3,670	3,312	0.2%
Frontier Communications (x)	Diversified Telecommunication Services	8.13%, 10/1/2018	5,500	5,494	5,479	0.4%
Frontier Communications (x)	Diversified Telecommunication Services	8.50%, 4/15/2020	10,000	9,143	8,300	0.5%
Park Ave RE Holdings, LLC (c) (d) (l) (o)	Real Estate Management & Development	L+8.00% (13.00%), 12/31/2021	37,192	37,192	37,192	2.5%
Steel City Media (c) (l)	Media	16.00%, 3/29/2020	23,661	23,461	20,585	1.4%
Xplornet Communications, Inc. (a) (l) (x)	Diversified Telecommunication Services	10.63%, 6/1/2022	10,534	10,534	10,989	0.7%
Sub Total Subordinated Debt				$97,916	$94,339	6.3%

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Collateralized Securities - 10.7% (b)
Collateralized Securities - Debt Investment
NewStar Exeter Fund CLO - Debt (a) (c) (p)	Diversified Investment Vehicles	L+7.50% (8.86%), 1/19/2027	$10,728	$9,262	$8,660	0.6%
Collateralized Securities - Equity Investment (n)
B&M CLO 2014-1, LTD. Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 4/16/2026	$40,250	$15,385	$12,804	0.8%
CVP Cascade CLO, LTD. Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 1/16/2026	31,000	7,618	4,121	0.3%
Figueroa CLO 2014-1, LTD. Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 1/15/2027	35,057	16,421	12,508	0.8%
MidOcean Credit CLO II, LLC Income Notes (a) (c) (p) (v)	Diversified Investment Vehicles	15.75%, 1/29/2025	37,600	20,876	20,651	1.4%
MidOcean Credit CLO III, LLC Subordinated	Diversified Investment	1.31%, 7/21/2026	40,250	20,323	17,508	1.2%

F-17

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

Notes (a) (c) (p) (v)	Vehicles
MidOcean Credit CLO IV, LLC Income Notes (a) (c) (p) (v)	Diversified Investment Vehicles	1.44%, 4/15/2027	21,500	13,289	12,212	0.8%
NewStar Arlington Senior Loan Program LLC Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	12.62%, 7/25/2025	31,603	21,849	25,439	1.7%
NewStar Exeter Fund CLO - Equity (a) (c) (p) (v)	Diversified Investment Vehicles	3.45%, 1/19/2027	31,575	19,471	13,089	0.9%
OFSI Fund VI, Ltd. Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 3/20/2025	38,000	14,006	10,162	0.7%
Related Fee Agreements (a) (c) (s)	Diversified Investment Vehicles			6,959	3,917	0.2%
Silver Spring CLO, Ltd. Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 10/16/2026	31,500	15,123	10,363	0.7%
WhiteHorse VIII, Ltd. CLO Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	10.03%, 5/1/2026	36,000	12,947	8,761	0.6%
Sub Total Collateralized Securities				$193,529	$160,195	10.7%

Equity/Other - 15.7% (b)
Answers Corporation - Common Equity (c) (e) (p)	Technology		909	$11,361	$14,231	1.0%
Avaya Holdings Corp. (e) (x)	Communications Equipment		611	9,696	10,716	0.7%
Basho Technologies, Inc. - Series G Senior Participating Preferred Stock Warrant (c) (e)	Software	Expire 3/9/2025	306,122	-	-	-%
Basho Technologies, Inc. - Series G Senior Preferred Stock (c) (e)	Software		2,040,816	2,000	-	-%
California Resources Development JV, LLC - Preferred Equity (c) (u)	Metals & Mining	9.00%	26,717,000	26,183	26,984	1.8%
Capstone Nutrition - Common Stock (fka Integrity Nutraceuticals, Inc.) (c) (e) (o)	Food Products		6,023	1,630	-	-%
Capstone Nutrition - Class B and C Common Stock (fka Integrity Nutraceuticals, Inc.) (c) (e) (o) (u)	Food Products		24,656	-	-	-%
Danish CRJ LTD. - Common Equity (a) (c) (e) (p) (r)	Aerospace & Defense		10,000	1	605	-%
Evolution Research Group - Preferred Equity (c) (e)	Health Care Providers & Services	8.00%	500,000	500	535	-%

F-18

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Greenwave Holdings, Inc. - Series C Preferred Stock Warrant (c) (e)	Internet Software & Services	Expire 8/16/2025	172,414	$-	$-	-%
Kahala Ireland OpCo Designated Activity Company - Common Equity (a) (c) (e) (h) (o)	Aerospace & Defense		137	-	11,709	0.8%
Kahala Ireland OpCo Designated Activity Company - Profit Participating Note (a) (c) (e) (h) (o)	Aerospace & Defense		3,250,000	2,851	3,250	0.2%
Kahala US OpCo LLC - Class A Preferred Units (c) (e) (k) (o)	Aerospace & Defense	13.00%	4,413,472	-	-	-%
Mood Media Corporation - Warrants (c) (e)	Business Services		121,021	27	47	-%
New Star Metals Inc. - Warrants (c) (e)	Business Services	Expire 12/22/2036	100,216	151	272	-%
NexSteppe Inc. - Series C Preferred Stock Warrant (c) (e)	Chemicals		237,240	737	-	-%
NMFC Senior Loan Program I, LLC (a) (p)	Diversified Investment Vehicles		50,000	50,000	50,805	3.4%
Orchid Underwriters Agency, LLC - Preferred Shares (c) (e) (u)	Insurance Broker		5,000	113	616	-%
Orchid Underwriters Agency, LLC - Common Shares (c) (e) (u)	Insurance Broker		5,000	-	-	-%
Park Ave RE Holdings, LLC - Common Shares (c) (e) (o) (w)	Real Estate Management & Development		1,000	-	12,678	0.8%
Park Ave RE Holdings, LLC - Preferred Shares (c) (e) (o) (w)	Real Estate Management & Development	8.00%	47,290	23,645	23,645	1.6%
PennantPark Credit Opportunities Fund II, LP (a) (f) (g) (p)	Diversified Investment Vehicles		$9,952	9,952	10,136	0.7%
South Grand MM CLO I, LLC (a) (f) (p)	Diversified Investment Vehicles		$29,524	29,095	28,904	2.0%
Squan Holding Corp. - Class A Common Stock (c) (e) (p)	Diversified Telecommunication Services		180,835	-	-	-%
Squan Holding Corp. - Series A Preferred Stock (c) (e) (p)	Diversified Telecommunication Services		8,962	-	60	-%
Tax Defense Network, LLC - Common Equity (c) (e)	Diversified Consumer Services		106,346	425	-	-%
Tennenbaum Waterman Fund, L.P. (a)	Diversified Investment Vehicles		$10,000	10,000	10,427	0.7%
TCG BDC, Inc. - Common Stock (fka Carlyle GMS Finance, Inc.) (a) (x)	Diversified Investment Vehicles		404,899	7,765	7,843	0.5%
The SAVO Group, Ltd. - Warrants (c) (e)	Internet Software & Services	Expire 3/23/2023	138,000	-	-	-%
THL Credit Greenway Fund II LLC (a) (p)	Diversified Investment Vehicles		$12,141	12,141	11,373	0.9%
Twentyeighty, Inc. - Class	Media		54,586	-	-	-%

F-19

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

A Common Equity (c) (e)
TZ Holdings, Inc. - Warrants (fka Zimbra, Inc.) (c) (e)	Software	-	-	-	-%
TZ Holdings, Inc. - Preferred Shares (fka Zimbra, Inc.) (c) (e)	Software	1,000,000	10	179	-%
U.S. Auto - Series A Common Units (c) (e) (u)	Diversified Consumer Services	10,000	10	-	-%
U.S. Auto - Series A Preferred Units (c) (e) (u)	Diversified Consumer Services	490	490	513	-%

The accompanying notes are an integral part of these consolidated financial statements.

F-20

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2017

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
World Business Lenders, LLC - Preferred Stock (c) (e)	Consumer Finance		922,669	$3,750	$3,759	0.3%
Xplornet Communications, Inc. - Warrants (a) (c) (e)	Diversified Telecommunication Services	Expire 10/25/2023	10,284	-	4,655	0.3%
Sub Total Equity/Other				$202,533	$233,942	15.7%

TOTAL INVESTMENTS - 167.5% (b)				$2,598,628	$2,503,523	167.5%

(a)	All of the Company's investments, except the investments noted by this footnote, are qualifying assets under Section 55(a) of the Investment Company Act of 1940, as amended 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of our total assets. Qualifying assets represent 73.8% of the Company's total assets. The significant majority of all investments held are deemed to be illiquid.

(b)	Percentages are based on net assets of $1,494,516 as of December 31, 2017.

(c)	The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's board of directors as required by the 1940 Act and are valued using significant unobservable inputs (See Note 3 to the consolidated financial statements).

(d)	As of the date of election, the portfolio company elected to pay cash interest, noting the company has the option to elect a portion of the interest to be payment-in-kind (“PIK”).

(e)	Non-income producing at December 31, 2017.

(f)	The Company has various unfunded commitments to portfolio companies.

The remaining amount of these unfunded commitments as of December 31, 2017 are comprised of the following:

Portfolio Company Name	Investment Type	Commitment Type	Original Commitment	Remaining Commitment
AMI Entertainment Network, LLC	Senior Secured First Lien Debt	Revolver term loan	$1,234	$1,234
Amteck, LLC	Senior Secured First Lien Debt	Revolver term loan	5,000	5,000
AqGen Ascensus, Inc.	Senior Secured First Lien Debt	Delayed draw term loan	5,000	1,667
Berner Food & Beverage LLC	Senior Secured First Lien Debt	Delayed draw term loan	2,693	2,693
Black Mountain Sand LLC	Senior Secured First Lien Debt	Delayed draw term loan	13,050	13,050
CCW, LLC	Senior Secured First Lien Debt	Revolver term loan	3,000	600
CIG Financial, LLC	Senior Secured Second Lien Debt	Delayed draw term loan	5,000	4,000
ERG Holding Company	Senior Secured First Lien Debt	Delayed draw term loan	263	136

F-21

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

		loan
ERG Holding Company	Senior Secured First Lien Debt	Revolver term loan	87	78
Ideal Tridon Holdings, Inc.	Senior Secured First Lien Debt	Revolver term loan	2,731	2,185
InMotion Entertainment Group, LLC	Senior Secured First Lien Debt	Delayed draw term loan	2,200	1,843
Lakeland Tours, LLC	Senior Secured First Lien Debt	Delayed draw term loan	464	464
Midwest Can Company, LLC	Senior Secured First Lien Debt	Delayed draw term loan	828	828
Motion Recruitment Partners, LLC	Senior Secured First Lien Debt	Revolver term loan	2,000	2,000
NexSteppe Inc.	Senior Secured First Lien Debt	Delayed draw term loan	2,825	250
Orchid Underwriters Agency, LLC	Senior Secured First Lien Debt	Revolver term loan	2,200	2,200
PennantPark Credit Opportunities Fund II, LP	Equity/Other	Equity capital commitment	10,764	538
PetVet Care Centers, LLC	Senior Secured First Lien Debt	Delayed draw term loan	6,704	2,272
PT Network, LLC	Senior Secured First Lien Debt	Delayed draw term loan	6,579	6,579
PT Network, LLC	Senior Secured First Lien Debt	Revolver term loan	1,316	1,316
Pure Barre, LLC	Senior Secured First Lien Debt	Revolver term loan	2,500	2,000
South Grand MM CLO I, LLC	Equity/Other	Equity capital commitment	35,000	5,476
Tillamook Country Smoker, LLC	Senior Secured First Lien Debt	Revolver term loan	2,696	2,696
Twentyeighty, Inc.	Senior Secured First Lien Debt	Revolver term loan	442	442
US Salt, LLC	Senior Secured First Lien Debt	Delayed draw term loan	1,297	1,297
VetCor Professional Practices LLC	Senior Secured First Lien Debt	Delayed draw term loan	3,656	3,656
Total			$119,529	$64,500

(g)	The investment is subject to a three year lock-up restriction on withdrawals in year 4.

(h)	The Company’s investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala LuxCo, which own 100% of the equity of the operating company, Kahala Ireland OpCo Designated Activity Company.

(i)	The Company’s investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(j)	The Company’s investment or a portion thereof is pledged as collateral under the Citi Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(k)	The Company’s investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala Aviation US, Inc. which own 100% of the equity of the operating company, Kahala US OpCo LLC.

(l)	For the year ended December 31, 2017, the following investments paid or have the option to pay all or a portion of interest and dividends via payment-in-kind (“PIK”)

For the year ended December 31, 2017, the following investments paid or have the option to pay all or a portion of interest and dividends via payment-in-kind (“PIK”):

Portfolio Company	Investment Type	Cash	PIK	All-in Rate	PIK Earned for the Year ended December 31, 2017
Basho Technologies, Inc.	Senior Secured First Lien Debt	17.00%	-%	17.00%	$-
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.)	Senior Secured First Lien Debt	-%	13.88%	13.88%	-
Greenwave Holdings, Inc.	Senior Secured First Lien Debt	10.00%	3.00%	13.00%	476
ILC Dover LP	Senior Secured First Lien Debt	8.24%	2.00%	10.24%	214
Kahala Ireland OpCo Designated Activity Company	Senior Secured First Lien Debt	-%	13.00%	13.00%	141
Lightsquared LP	Senior Secured First Lien	-%	10.27%	10.27%	1,069

F-22

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

	Debt
MMM Holdings, LLC	Senior Secured First Lien Debt	10.32%	-%	10.32%	-
MSO of Puerto Rico, LLC	Senior Secured First Lien Debt	10.32%	-%	10.32%	-
New Star Metals Inc.	Senior Secured First Lien Debt	11.00%	-%	11.00%	-
NexSteppe Inc.	Senior Secured First Lien Debt	-%	12.00%	12.00%	135
Park Ave RE Holdings, LLC	Subordinated Debt	13.00%	-%	13.00%	-
Steel City Media	Subordinated Debt	-%	16.00%	16.00%	2,243
Tax Defense Network, LLC	Senior Secured First Lien Debt	-%	14.70%	14.70%	266
Twentyeighty, Inc.	Senior Secured First Lien Debt	4.92%	4.50%	9.42%	108
Twentyeighty, Inc.	Senior Secured First Lien Debt	1.00%	7.00%	8.00%	390
Twentyeighty, Inc.	Senior Secured First Lien Debt	0.25%	8.75%	9.00%	441
Xplornet Communications, Inc.	Subordinated Debt	-%	13.00%	13.00%	946
Xplornet Communications, Inc.	Subordinated Debt	-%	10.63%	10.63%	534
Total					$6,963

(m)	The Company’s Investments or a portion thereof is pledged as collateral under the UBS Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(n)	For equity investments in Collateralized Securities, the effective yield is presented in place of the investment coupon rate for each investment. Refer to footnote (v) for a further description of an equity investment in a Collateralized Security.

(o)	The provisions of the 1940 Act classify investments based on the level of control that we maintain in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be “non-controlled” when we own 25% or less of the portfolio company’s voting securities and “controlled” when we own more than 25% of the portfolio company’s voting securities. The Company classifies this investment as “controlled”.

(p)	The provisions of the 1940 Act classify investments further based on the level of ownership that we maintain in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as “non-affiliated” when we own less than 5% of a portfolio company’s voting securities and “affiliated” when we own 5% or more of a portfolio company’s voting securities. The Company classifies this investment as “affiliated”.

(q)	Unless otherwise indicated, all investments in the schedule of investments are non-affiliated, non-controlled investments.

(r)	The Company’s investment is held through the Consolidated Holding Company, Kahala Aviation Holdings, LLC, which owns 49% of the operating company, Danish CRJ LTD.

(s)	Related Fee Agreements consist of four investments with a total fair value of $3.9 million that are classified as Affiliated Investments.

(t)	The investment is on non-accrual status as of December 31, 2017.

(u)	Investments are held in the taxable wholly-owned, consolidated subsidiary, 54th Street Equity Holdings, Inc.

(v)	The Collateralized Securities - subordinated notes are treated as equity investments and are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund’s securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

(w)	The Company’s investment is held through the consolidated subsidiary, Park Ave RE, Inc., which owns 100% of the equity of the operating company, Park Ave RE Holdings, LLC.

(x)	The Company’s investment or a portion thereof is pledged as collateral under the JPMC PB Account. Individual investments can be divided into parts which are pledged to separate credit facilities.

(y)	The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate (“LIBOR” or “L”) or Prime (“P”) and which reset daily, monthly, quarterly or semiannually. For each, the Company has provided

F-23

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

the spread over LIBOR or Prime and the current interest rate in effect at December 31, 2017. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.

	At December 31, 2017
	Investments at Fair Value	Percentage of Total Portfolio
Diversified Investment Vehicles	$279,683	11.2%
Business Services	197,181	7.9
Aerospace & Defense	165,406	6.6
Hotels, Restaurants & Leisure	149,551	6.0
Health Care	148,156	5.9
Diversified Telecommunication Services	125,997	5.0
Health Care Providers & Services	121,732	4.9
Diversified Consumer Services	116,717	4.7
Commercial Services & Supplies	116,524	4.6
Technology	97,471	3.9
Media	95,534	3.8
Food Products	84,966	3.4
Energy Equipment & Services	84,496	3.4
Internet Software & Services	74,129	3.0
Real Estate Management & Development	73,515	2.9
Metals & Mining	68,738	2.6
Chemicals	56,121	2.2
Professional Services	46,972	1.9
Communications Equipment	44,658	1.8
Software	36,903	1.5
Gaming/Lodging	33,823	1.3
Specialty Retail	32,202	1.3
Consumer Finance	31,813	1.3
Diversified Financial Services	31,736	1.3
Auto Components	28,975	1.2
Transportation Infrastructure	27,423	1.1
IT Services	26,688	1.1
Life Sciences Tools & Services	26,220	1.0
Containers & Packaging	20,060	0.8
Insurance	19,096	0.8
Automobiles	14,930	0.6
Health Care Technology	12,729	0.5
Electronic Equipment, Instruments & Components	10,066	0.4
Textiles, Apparel & Luxury Goods	3,312	0.1
Total	$2,503,523	100.0%

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (n) (x)	Principal / Number of Shares	Amortized Cost	Fair Value (c)	% of Net Assets (b)

Senior Secured First Lien Debt - 106.6% (b)
Abaco Systems Holding Corp. (i)	Business Services	L+6.00% (7.00%), 12/7/2021	$23,940	$23,462	$23,461	1.5%
Ability Networks Inc. (j)	Health Care Providers & Services	L+5.00% (6.00%), 5/14/2021	13,712	13,631	13,712	0.9%

F-24

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

Adams Publishing Group, LLC (i)	Media	P+4.25% (8.00%), 11/3/2020	15,178	14,904	15,178	1.0%
Affinion Group, Inc. (j)	Business Services	L+5.25% (6.75%), 4/30/2018	9,974	9,827	9,910	0.6%
Amports, Inc. (m)	Transportation Infrastructure	L+8.14% (9.14%), 5/19/2020	15,000	14,936	14,775	1.0%
Amteck, LLC (f) (i)	Commercial Services & Supplies	L+8.50% (9.50%), 7/2/2020	23,438	23,063	22,852	1.5%
Answers Corporation (i) (j) (t)	Internet Software & Services	P+6.25% (10.00%), 10/3/2021	34,475	33,589	17,065	1.1%
AP Gaming I, LLC (i) (j)	Hotels, Restaurants & Leisure	L+8.25% (9.25%), 12/20/2020	30,353	30,148	30,150	2.0%
APCO Holdings (i)	Diversified Consumer Services	L+6.00% (7.00%), 1/29/2022	8,868	8,632	8,646	0.6%
Applied Merchant Systems West Coast, Inc. (m)	Diversified Financial Services	L+11.50% (12.50%), 10/26/2020	26,122	25,714	25,599	1.7%
Ascensus, Inc. (j)	IT Services	L+4.50% (5.50%), 12/3/2022	17,831	16,915	17,786	1.2%
Asurion LLC (j)	IT Services	L+3.75% (4.75%), 11/3/2023	249	248	253	-%
Avaya, Inc. Term Loan B-3 (j)	Communications Equipment	L+4.50% (5.39%), 10/26/2017	9,685	8,784	8,384	0.5%
Avaya, Inc. Term Loan B-6 (j)	Communications Equipment	L+5.50% (6.50%), 3/31/2018	8,457	8,461	7,353	0.5%
Avaya, Inc. Term Loan B-7 (i) (j)	Communications Equipment	L+5.25% (6.25%), 5/29/2020	9,793	9,725	8,489	0.5%
AxleTech International, LLC (i)	Machinery	L+6.50% (7.50%), 1/5/2021	19,600	19,467	18,914	1.2%
Basho Technologies, Inc. (d) (l) (t)	Software	17.00%, 3/9/2018	10,595	10,294	3,814	0.2%
Basho Technologies, Inc. (d) (t)	Software	17.00%, 3/31/2017	2,550	2,550	918	0.1%
BDS Solutions Group, LLC (f) (i) (m)	Business Services	L+8.75% (9.59%), 6/1/2021	36,830	36,094	36,830	2.4%
Blount International, Inc. (j)	Machinery	L+6.25% (7.25%), 4/12/2023	12,469	12,128	12,578	0.8%
Broder Bros, Co. (m)	Distributors	L+5.75% (7.00%), 6/3/2021	7,275	7,158	7,275	0.5%
Broder Bros, Co. (m)	Distributors	L+12.25% (13.50%), 6/3/2021	7,350	7,232	7,350	0.5%
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (l) (o) (t)	Food Products	L+12.50% (13.50%), 4/28/2019	56,470	50,053	19,708	1.3%
Catapult Learning, LLC (i) (m)	Diversified Consumer Services	L+7.99% (8.99%), 7/16/2020	27,500	27,109	26,537	1.7%
CCW, LLC (f) (i)	Hotels, Restaurants & Leisure	L+7.00% (8.00%), 3/21/2021	24,625	24,268	24,379	1.6%
Central Security Group, Inc. (i) (j)	Commercial Services & Supplies	L+5.63% (6.63%), 10/6/2020	25,554	25,200	25,458	1.7%

F-25

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

CH Hold Corp. (f) (i)	Diversified Consumer Services	L+5.25% (6.25%), 11/20/2019	16,572	16,434	16,531	1.1%
Chicken Soup for the Soul Publishing, LLC (i)	Media	L+6.25% (7.50%), 1/8/2019	28,543	28,331	27,116	1.8%

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (n) (x)	Principal / Number of Shares	Amortized Cost	Fair Value (c)	% of Net Assets (b)
Clover Technologies Group, LLC (j)	Commercial Services & Supplies	P+3.50% (7.25%), 5/8/2020	$14,012	$13,935	$13,265	0.9%
Contura Energy Inc.	Energy Equipment & Services	10.00%, 8/1/2021	10,000	10,534	10,650	0.7%
ConvergeOne Holdings Corp. (j)	Diversified Consumer Services	L+5.38% (6.38%), 6/17/2020	16,601	16,470	16,518	1.1%
Covenant Surgical Partners	Health Care	(8.75%), 8/1/2019	10,000	9,457	9,675	0.6%
Cvent, Inc. (j)	Internet Software & Services	L+5.00% (6.00%), 11/29/2023	10,000	9,900	10,075	0.7%
Danish CRJ LTD. (a) (p)	Aerospace & Defense	0.135	20	7	20	-%
DigiCert, Inc (j)	Internet Software & Services	L+5.00% (6.00%), 10/21/2021	10,890	10,627	10,836	0.7%
Doskocil Manufacturing Company, Inc. (m)	Household Durables	L+8.40% (9.40%), 11/10/2020	15,000	14,797	15,000	1.0%
Eagle Rx, LLC (i)	Health Care Providers & Services	L+6.00% (7.00%), 8/15/2019	14,533	14,495	14,533	1.0%
ECI Acquisition Holdings, Inc. (i)	Internet Software & Services	L+6.25% (7.25%), 3/11/2019	12,775	12,738	12,584	0.8%
Emergency Communications Network, LLC (m)	Internet Software & Services	L+10.08% (11.33%), 6/12/2021	19,750	19,530	19,552	1.3%
ERG Holding Company (i) (m)	Health Care Providers & Services	L+6.75% (8.00%), 4/4/2019	34,650	34,194	34,130	2.2%
Excelitas Technologies Corp. (j)	Electronic Equipment, Instruments & Components	L+5.00% (6.00%), 11/2/2020	13,761	13,714	13,451	0.9%
Genesys Telecommunications Laboratories, Inc. (j)	Diversified Telecommunication Services	L+5.25% (6.25%), 12/1/2023	25,000	24,628	25,422	1.7%
Greenwave Holdings, Inc. (l)	Internet Software & Services	13.00%, 7/8/2019	15,693	15,543	15,693	1.0%
GTCR Valor Companies, Inc. (j)	Software	L+6.00% (7.00%), 6/16/2023	24,875	23,956	24,587	1.6%
HC Group Holdings III, Inc. (j)	Health Care	L+5.00% (6.00%), 4/7/2022	14,932	14,665	14,298	0.9%
Icynene US Acquisition Corp. (f) (i) (m)	Building Products	L+6.25% (7.25%), 11/4/2020	21,286	21,012	21,286	1.4%
Icynene US Acquisition Corp. (f)	Building Products	L+6.25% (7.25%), 11/4/2019	1,000	1,000	1,000	0.1%
ILC Dover LP (i) (l)	Aerospace & Defense	L+9.00% (10.00%), 3/20/2020	14,101	14,064	11,986	0.8%

F-26

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

Indivior Finance S.A.R.L. (j)	Health Care	L+6.00% (7.00%), 12/19/2019	9,244	9,244	9,279	0.6%
InMotion Entertainment Group, LLC (f) (i)	Specialty Retail	L+7.75% (9.00%), 10/1/2018	14,450	14,328	14,450	0.9%
IPC Corp. (j)	Diversified Telecommunication Services	L+4.50% (5.50%), 8/6/2021	9,187	9,040	8,796	0.6%
Jackson Hewitt, Inc. (j)	Diversified Consumer Services	L+7.00% (8.00%), 7/30/2020	6,860	6,810	6,577	0.4%
K2 Pure Solutions NoCal, L.P. (i)	Chemicals	L+6.00% (7.00%), 8/19/2019	6,500	6,442	6,500	0.4%
Kahala Ireland OpCo Designated Activity Company (a) (d) (l) (o)	Aerospace & Defense	L+8.00% (13.00%), 12/23/2028	149,409	149,409	149,409	9.8%
Kahala US OpCo LLC (d) (l) (o)	Aerospace & Defense	L+8.00% (13.00%), 12/23/2028	2,690	2,690	2,690	0.2%

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (n) (x)	Principal / Number of Shares	Amortized Cost	Fair Value (c)	% of Net Assets (b)
Kissner HLD	Chemicals	8.38%, 12/1/2022	$9,960	$9,942	$10,060	0.7%
Land Holdings I, LLC (m)	Hotels, Restaurants & Leisure	12.00%, 6/26/2019	14,250	14,108	14,250	0.9%
LenderLive Services, LLC	Business Services	L+12.00% (12.69%), 8/11/2020	10,000	9,819	9,800	0.6%
Lightsquared LP (l)	Diversified Telecommunications Services	L+8.75% (9.75%), 6/15/2020	10,246	9,371	9,529	0.6%
MCS AMS Sub-Holdings LLC (j)	Real Estate Management & Development	L+6.50% (7.50%), 10/15/2019	11,906	11,701	11,073	0.7%
Medical Depot Holdings, Inc. (i)	Health Care	L+5.50% (6.50%), 1/3/2023	20,278	18,453	18,504	1.2%
Metal Services LLC (j)	Metals & Mining	L+7.50% (8.50%), 6/30/2019	10,917	10,783	10,944	0.7%
MMM Holdings, LLC (j) (l)	Health Care	L+8.25% (9.75%), 6/28/2019	7,153	7,072	6,938	0.5%
Monitronics International, Inc. (j)	Diversified Consumer Services	L+5.50% (6.50%), 9/30/2022	2,993	2,978	3,018	0.2%
Montreign Operating Company, LLC (m)	Hotels, Restaurants, & Leisure	L+8.25% (9.25%), 1/24/2023	25,000	24,500	25,187	1.6%
Motion Recruitment Partners, LLC (f) (i)	Professional Services	L+6.00% (7.00%), 2/13/2020	18,000	17,733	18,000	1.2%
Motorsports Aftermarket Group, Inc. (i) (j)	Auto Components	L+4.00% (5.00%), 5/14/2021	26,309	24,914	12,716	0.8%
MSO of Puerto Rico, LLC (j) (l)	Health Care	L+8.25% (9.75%), 6/28/2019	5,200	5,142	5,044	0.3%
Murray Energy Holdings Co.	Energy Equipment & Services	L+7.25% (8.25%), 4/16/2020	9,974	9,222	9,506	0.6%
MWI Holdings, Inc. (j)	Machinery	L+5.50% (6.50%), 6/28/2020	9,950	9,862	9,950	0.6%

F-27

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

National Technical Systems, Inc. (f) (i)	Professional Services	L+6.25% (7.25%), 6/12/2021	19,326	19,072	18,359	1.2%
New Star Metals Inc. (l)	Business Services	L+9.50% (11.00%), 12/22/2021	32,707	32,020	32,023	2.1%
NexSteppe Inc. (l)	Chemicals	15.00%, 3/30/2018	10,741	10,444	8,056	0.5%
Noosa Acquirer, Inc. (i) (m)	Food Products	L+5.25% (6.25%), 11/21/2020	25,000	24,756	25,000	1.6%
North Atlantic Trading Company, Inc. (i) (j)	Food Products	P+5.50% (9.25%), 1/13/2020	17,331	17,304	17,158	1.1%
NTM Acquisition Corp. (i)	Media	L+6.25% (7.25%), 6/7/2022	12,431	12,260	12,245	0.8%
Orchid Underwriters Agency, LLC (f) (m)	Insurance Broker	10.00%, 11/6/2019	13,955	13,806	13,955	0.9%
Otter Box Holdings, Inc. (j)	Electronic Equipment, Instruments & Components	L+4.75% (5.75%), 6/3/2020	14,797	14,591	14,612	1.0%
PeopLease Holdings, LLC (i)	Commercial Services & Supplies	L+9.00% (10.00%), 2/26/2021	20,000	19,832	20,000	1.3%
PGX Holdings, Inc. (j)	Transportation Infrastructure	L+5.25% (6.25%), 9/29/2020	13,172	13,071	13,148	0.9%
Plaskolite, LLC (j)	Chemicals	L+4.75% (5.75%), 11/3/2022	8,693	8,623	8,693	0.6%
Premier Dental Services, Inc. (i) (j)	Health Care Providers & Services	L+6.50% (7.50%), 11/1/2018	22,488	22,440	22,319	1.5%

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (n) (x)	Principal / Number of Shares	Amortized Cost	Fair Value (c)	% of Net Assets (b)
Premier Global Services, Inc. (j)	Diversified Telecommunication Services	L+6.50% (7.50%), 12/8/2021	$9,871	$9,528	$9,606	0.6%
Pre-Paid Legal Services, Inc. (j)	Diversified Consumer Services	L+5.25% (6.50%), 7/1/2019	13,009	13,006	13,021	0.9%
Pride Plating, Inc. (i)	Aerospace & Defense	L+5.50% (6.50%), 6/13/2019	7,188	7,153	6,864	0.4%
PSKW, LLC (i)	Health Care Providers & Services	L+4.25% (5.25%), 11/25/2021	2,025	2,008	2,005	0.1%
PSKW, LLC (m)	Health Care Providers & Services	L+8.39% (9.39%), 11/25/2021	17,750	17,460	17,217	1.1%
PT Network, LLC (f) (i)	Health Care	L+6.50% (7.50%), 11/30/2021	17,105	16,858	16,934	1.1%
Pure Barre, LLC (f) (i) (m)	Hotels, Restaurants & Leisure	L+7.00% (8.00%), 6/11/2020	27,823	27,444	27,545	1.8%
Resco Products, Inc. (i)	Metals & Mining	P+4.75% (8.50%), 3/31/2017	10,000	10,000	9,200	0.6%
RVNB Holdings, Inc. (dba All My Sons Moving & Storage) (f) (i)	Diversified Consumer Services	L+6.50% (7.50%), 2/25/2020	21,733	21,449	21,733	1.4%

F-28

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

Sage Automotive Holdings, Inc. (j)	Auto Components	L+5.00% (6.00%), 10/8/2020	15,000	14,851	14,850	1.0%
SHO Holding II Corporation (j)	Specialty Retail	L+5.00% (6.00%), 10/27/2022	11,880	11,779	11,821	0.8%
Squan Holding Corp.	Diversified Telecommunication Services	L+4.00% (5.00%), 10/10/2019	10,455	6,903	6,895	0.5%
STG-Fairway Acquisitions, Inc. (j)	Professional Services	L+5.25% (6.25%), 6/30/2022	13,359	13,199	13,042	0.9%
Stratose Intermediate Holdings II, LLC (j)	Health Care Providers & Services	L+5.00% (6.00%), 1/26/2022	9,900	9,816	9,937	0.6%
SunGard Availability Services Capital, Inc. (j)	IT Services	L+5.00% (6.00%), 3/31/2019	8,741	8,700	8,443	0.6%
Tax Defense Network, LLC (f) (i) (m)	Diversified Consumer Services	L+10.50% (11.50%), 8/28/2019	26,650	26,354	18,388	1.2%
Total Outdoor Holdings Corp.	Media	L+11.00% (12.00%), 8/28/2019	12,900	12,762	12,900	0.8%
Trojan Battery Company, LLC (j)	Auto Components	P+3.75% (7.50%), 6/12/2021	10,586	10,517	10,507	0.7%
Turning Tech LLC (f) (i)	Software	L+10.75% (11.59%), 6/30/2020	24,976	24,668	24,102	1.6%
Twenty Eighty, Inc. (j) (m)	Media	P+5.00% (8.75%), 9/30/2019	21,926	20,989	7,975	0.5%
United Central Industrial Supply Company, LLC (i) (j)	Commercial Services & Supplies	L+7.25% (8.50%), 10/9/2018	8,640	8,590	6,890	0.5%
VCVH Holding Corp. (j)	Health Care	L+5.00% (6.00%), 6/1/2023	12,935	12,816	12,854	0.8%
VetCor Professional Practices LLC (i)	Diversified Consumer Services	L+6.25% (7.25%), 4/20/2021	14,808	14,696	14,512	0.9%
Xplornet Communications, Inc. (a) (j)	Diversified Telecommunication Services	L+6.00% (7.00%), 7/25/2020	9,975	9,882	10,050	0.7%
Sub Total Senior Secured First Lien Debt				$1,726,833	$1,630,661	106.6%

Senior Secured Second Lien Debt - 17.1% (b)
Anchor Glass Container Corporation	Containers & Packaging	L+7.75% (8.75%), 12/7/2024	$20,000	$19,801	$20,325	1.3%

F-29

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (n) (x)	Principal / Number of Shares	Amortized Cost	Fair Value (c)	% of Net Assets (b)
Appriss Holdings, Inc. (m)	IT Services	L+9.25% (10.25%), 5/21/2021	$13,985	$13,839	$13,775	0.9%
Asurion LLC (j)	IT Services	L+7.50% (8.50%), 3/3/2021	10,000	9,320	10,156	0.7%
Boston Market Corporation (m)	Hotels, Restaurants & Leisure	L+8.25% (9.25%), 12/16/2018	24,351	24,196	24,107	1.6%
BrandMuscle Holdings Inc. (m)	Internet Software & Services	L+8.50% (9.50%), 6/1/2022	24,500	24,091	24,500	1.6%
Cayan Holdings (m)	IT Services	L+8.50% (9.50%), 3/24/2022	20,000	19,579	19,600	1.3%
CDS U.S. Intermediate Holdings, Inc. (m)	Hotels, Restaurants & Leisure	L+8.25% (9.25%), 7/8/2023	4,800	4,680	4,668	0.3%
CIG Financial, LLC (a) (f) (m)	Consumer Finance	10.50%, 6/30/2019	13,000	12,935	12,415	0.8%
CREDITCORP	Consumer Finance	12.00%, 7/15/2018	13,250	13,217	10,401	0.7%
Epic Health Services, Inc. (m)	Health Care Providers & Services	L+9.25% (10.25%), 8/17/2021	15,933	15,703	15,933	1.0%
J. C. Bromac Corporation (dba EagleRider, Inc.) (f) (m)	Hotels, Restaurants & Leisure	L+8.75% (9.59%), 2/10/2021	6,950	6,887	6,776	0.4%
Linc Energy Finance USA, Inc. (t)	Oil, Gas & Consumable Fuels	12.50%, 10/31/2017	9,000	8,914	-	-%
NCP Finance Limited Partnership (j)	Consumer Finance	L+9.75% (11.00%), 10/1/2018	12,145	12,109	11,386	0.7%
Rx30 HoldCo, Inc. (m)	Health Care Technology	L+9.00% (10.00%), 6/15/2022	11,500	11,320	11,500	0.8%
Schulman Associates Institutional Review Board, Inc. (m)	Life Sciences Tools & Services	L+8.00% (9.00%), 6/3/2021	17,000	16,768	16,745	1.1%
Stratose Intermediate Holdings II, LLC (m)	Health Care Providers & Services	L+9.50% (10.50%), 7/26/2022	30,000	29,593	30,000	2.0%
U.S. Auto (m)	Diversified Consumer Services	L+11.75% (12.75%), 6/8/2020	30,000	29,561	29,700	1.9%
Sub Total Senior Secured Second Lien Debt				$272,513	$261,987	17.1%

Subordinated Debt - 5.3% (b)
Gold, Inc. (m)	Textiles, Apparel & Luxury Goods	10.00%, 6/30/2019	$7,003	$6,924	$5,953	0.4%
Park Ave RE Holdings, LLC (d) (l) (o)	Real Estate Management & Development	L+8.00% (13.00%), 12/29/2017	37,192	37,192	37,192	2.4%
Steel City Media (l)	Media	16.00%, 3/29/2020	21,418	21,146	20,561	1.4%
Xplornet Communications, Inc. (a) (l)	Diversified Telecommunication Services	13.00%, 10/25/2020	14,591	14,591	15,102	1.0%
Zimbra, Inc. (t)	Software	12.00%, 7/10/2018	1,203	1,203	1,732	0.1%

F-30

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

Sub Total Subordinated Debt				$81,056	$80,540	5.3%

Collateralized Securities - 16.3% (b)
Collateralized Securities - Debt Investment
Fifth Street Senior Loan Fund I, LLC - 1A Class F (a) (p)	Diversified Investment Vehicles	L+7.50% (8.38%), 1/19/2027	$10,728	$9,100	$8,455	0.5%
Collateralized Securities - Equity Investment
B&M CLO 2014-1, LTD. Subordinated Notes (a) (p) (v)	Diversified Investment Vehicles	7.71%, 4/16/2026	$40,250	$20,331	$16,772	1.1%

The accompanying notes are an integral part of these consolidated financial statements.

F-31

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2016

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (n) (x)	Principal / Number of Shares	Amortized Cost	Fair Value (c)	% of Net Assets (b)
CVP Cascade CLO, LTD. Subordinated Notes (a) (p) (v)	Diversified Investment Vehicles	0.04%, 1/16/2026	$31,000	$10,552	$8,868	0.6%
CVP Cascade CLO-2, LTD. Subordinated Notes (a) (p) (v)	Diversified Investment Vehicles	4.80%, 7/18/2026	35,250	13,667	11,593	0.8%
Fifth Street Senior Loan Fund I, LLC - 2015-1A Subordinated Notes (a) (p) (v)	Diversified Investment Vehicles	13.83%, 1/19/2027	31,575	22,079	20,579	1.3%
Figueroa CLO 2014-1, LTD. Subordinated Notes (a) (p) (v)	Diversified Investment Vehicles	4.65%, 1/15/2027	35,057	19,941	16,101	1.1%
MidOcean Credit CLO II, LLC (a) (p) (v)	Diversified Investment Vehicles	7.44%, 1/29/2025	37,600	23,092	22,419	1.5%
MidOcean Credit CLO III, LLC (a) (p) (v)	Diversified Investment Vehicles	11.89%, 7/21/2026	40,250	23,998	23,341	1.5%
MidOcean Credit CLO IV, LLC (a) (p) (v)	Diversified Investment Vehicles	13.77%, 4/15/2027	21,500	15,160	15,505	1.0%
NewStar Arlington Senior Loan Program LLC Subordinated Notes (a) (p) (v)	Diversified Investment Vehicles	23.61%, 7/25/2025	31,603	23,795	24,491	1.6%
Ocean Trails CLO V, LTD. (a) (p) (v)	Diversified Investment Vehicles	14.78%, 10/13/2026	40,518	28,222	29,144	1.9%
OFSI Fund VI, Ltd. Subordinated Notes (a) (p) (v)	Diversified Investment Vehicles	13.59%, 3/20/2025	38,000	19,012	17,354	1.1%
Related Fee Agreements (a) (s)	Diversified Investment Vehicles		-	11,345	10,390	0.7%
Silver Spring CLO, Ltd. (a) (p) (v)	Diversified Investment Vehicles	0.26%, 10/16/2026	31,500	18,676	12,007	0.8%
WhiteHorse VIII, Ltd. CLO Subordinated Notes (a) (p) (v)	Diversified Investment Vehicles	6.99%, 5/1/2026	36,000	15,806	12,563	0.8%
Sub Total Collateralized Securities				$274,776	$249,582	16.3%

Equity/Other - 11.2% (b)
Basho Technologies, Inc. - Series G Senior Participating Preferred Stock Warrant (e)	Software	Expire 3/9/2025	306,122	$-	$-	-%
Basho Technologies, Inc. - Series G Senior Preferred Stock (e)	Software		2,040,816	2,000	-	-%
Capstone Nutrition - Common Stock (fka	Food Products		6,023	1,630	-	-%

F-32

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

Integrity Nutraceuticals, Inc.) (e) (o)
Capstone Nutrition - Class B and C Common Stock (fka Integrity Nutraceuticals, Inc.) (e) (o) (u)	Food Products		24,656	-	-	-%
Carlyle GMS Finance, Inc. (a) (f)	Diversified Investment Vehicles		$6,587	6,587	6,273	0.4%
Danish CRJ LTD. (a) (e) (p) (r)	Aerospace & Defense		10,000	1	407	-%
Evolution Research Group - Preferred Equity (e)	Health Care Providers & Services	8.00%	200	500	610	-%
Greenwave Holdings, Inc. - Series C Preferred Stock Warrant (e)	Internet Software & Services	Expire 8/16/2025	172,414	-	19	-%

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (n) (x)	Principal / Number of Shares	Amortized Cost	Fair Value (c)	% of Net Assets (b)
Kahala Ireland OpCo Designated Activity Company - Common Equity (a) (e) (h) (o)	Aerospace & Defense		137	$-	$8,180	0.5%
Kahala Ireland OpCo Designated Activity Company - Profit Participating Note (a) (e) (h) (o)	Aerospace & Defense		3,250,000	2,900	3,250	0.2%
Kahala US OpCo LLC - Class A Preferred Units (e) (k) (o)	Aerospace & Defense	13.00%	4,413,472	4,193	4,000	0.3%
New Star Metals Inc. (l)	Business Services	Expire 12/22/2036	133,074	201	201	-%
NexSteppe Inc. - Series C Preferred Stock Warrant (e)	Chemicals	Expire 3/9/2025	185,704	500	43	-%
NMFC Senior Loan Program I, LLC (a) (p)	Diversified Investment Vehicles		$50,000	50,000	47,057	3.1%
Orchid Underwriters Agency, LLC - Preferred Shares (e) (u)	Insurance Broker		5,000	500	659	-%
Orchid Underwriters Agency, LLC - Common Shares (e) (u)	Insurance Broker		5,000	-	304	-%
Park Ave RE Holdings, LLC - Common Shares (e) (o) (w)	Real Estate Management & Development		1,000	-	6,564	0.4%
Park Ave RE Holdings, LLC - Preferred Shares (o) (w)	Real Estate Management & Development	8.00%	47,290	23,645	23,645	1.6%
PennantPark Credit Opportunities Fund II, LP (a) (f) (g) (p)	Diversified Investment Vehicles		$9,943	9,943	9,788	0.7%
South Grand MM CLO I, LLC (a) (f) (p)	Diversified Investment Vehicles		$29,095	29,095	28,382	1.9%
Squan Holding Corp. - Class A Common Stock (e) (p)	Diversified Telecommunication Services		180,835	-	-	-%
Squan Holding Corp. - Series A Preferred Stock (e) (p)	Diversified Telecommunication Services		8,962	-	-	-%
Tax Defense Network, LLC (e)	Diversified Consumer Services		396	425	-	-%
Tennenbaum Waterman	Diversified		$10,000	10,000	10,169	0.7%

F-33

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

Fund, L.P. (a)	Investment Vehicles
The SAVO Group, Ltd. - Warrants (e)	Internet Software & Services	Expire 3/23/2023	138,000	-	-	-%
THL Credit Greenway Fund II LLC (a) (p)	Diversified Investment Vehicles		$13,990	13,990	12,850	0.9%
U.S. Auto - Series A Common Units (e) (u)	Diversified Consumer Services		10,000	10	27	-%
U.S. Auto - Series A Preferred Units (e) (u)	Diversified Consumer Services		490	490	572	-%
World Business Lenders, LLC (e)	Consumer Finance		922,669	3,750	4,441	0.3%
Xplornet Communications, Inc. - Warrants (a) (e)	Diversified Telecommunication Services	Expire 10/25/2023	10,284	-	3,647	0.2%
Zimbra, Inc. - Warrants (Third Lien Bridge Note) (e)	Software	Expire 7/11/2023	1,000,000	-	225	-%

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (n) (x)	Principal / Number of Shares	Amortized Cost	Fair Value (c)	% of Net Assets (b)
Sub Total Equity/Other				$160,360	$171,313	11.2%

TOTAL INVESTMENTS - 156.5% (b)				$2,515,538	$2,394,083	156.5%

(a)	All of the Company's investments, except the investments noted by this footnote, are qualifying assets under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of our total assets. Qualifying assets represent 77.9% of the Company's total assets. The significant majority of all investments held are deemed to be illiquid.

(b)	Percentages are based on net assets of $1,529,734 as of December 31, 2016.

(c)	The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's board of directors as required by the 1940 Act and are valued using significant unobservable inputs (See Note 3 to the consolidated financial statements).

(d)	As of the date of election, the portfolio company elected to pay cash interest, noting the company has the option to elect a portion of the interest to be payment-in-kind (“PIK”).

(e)	Non-income producing at December 31, 2016.

The Company has various unfunded commitments to portfolio companies. The remaining amount of these unfunded commitments as of December 31, 2016 are comprised of the following:

Portfolio Company Name	Investment Type	Commitment Type	Original Commitment	Remaining Commitment
Amteck, LLC	Senior Secured First Lien Debt	Revolver term loan	$5,000	$5,000
BDS Solutions Group, LLC	Senior Secured First Lien Debt	Revolver term loan	3,000	3,000
Carlyle GMS Finance, Inc.	Equity/Other	Equity capital commitment	10,000	3,413
CCW, LLC	Senior Secured First Lien Debt	Revolver term loan	3,000	3,000
CH Hold Corp.	Senior Secured First Lien Debt	Delayed draw term loan	2,175	706
CIG Financial, LLC	Senior Secured Second Lien Debt	Delayed draw term loan	5,000	5,000
Icynene US Acquisition Corp.	Senior Secured First Lien Debt	Delayed draw term	5,000	5,000

F-34

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

		loan
Icynene US Acquisition Corp.	Senior Secured First Lien Debt	Revolver term loan	5,000	4,000
InMotion Entertainment Group, LLC	Senior Secured First Lien Debt	Delayed draw term loan	2,200	1,843
J. C. Bromac Corporation (dba EagleRider, Inc.)	Senior Secured Second Lien Debt	Delayed draw term loan	5,000	5,000
Motion Recruitment Partners, LLC	Senior Secured First Lien Debt	Revolver term loan	2,000	2,000
National Technical Systems, Inc.	Senior Secured First Lien Debt	Delayed draw term loan	5,000	5,000
Orchid Underwriters Agency, LLC	Senior Secured First Lien Debt	Delayed draw term loan	5,600	5,600
PennantPark Credit Opportunities Fund II, LP	Equity/Other	Equity capital commitment	10,800	538
Pure Barre, LLC	Senior Secured First Lien Debt	Revolver term loan	6,579	6,579
PT Network, LLC	Senior Secured First Lien Debt	Delayed draw term loan	1,316	1,316
PT Network, LLC	Senior Secured First Lien Debt	Revolver term loan	2,500	2,500
RVNB Holdings, Inc. (dba All My Sons Moving & Storage)	Senior Secured First Lien Debt	Revolver term loan	852	852
South Grand MM CLO I, LLC	Equity/Other	Equity capital commitment	35,000	5,476
Tax Defense Network, LLC	Senior Secured First Lien Debt	Delayed draw term loan	5,000	1,000
Turning Tech LLC	Senior Secured First Lien Debt	Revolver term loan	6,000	3,000
Total			$126,022	$69,823

(g)	The investment is subject to a three year lock-up restriction on withdrawals in year 4.

(h)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala LuxCo, which own 100% of the equity of the operating company, Kahala Ireland OpCo Designated Activity Company.

(i)	The Company's investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(j)	The Company's investment or a portion thereof is pledged as collateral under the Citi Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(k)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala Aviation US, Inc. which own 100% of the equity of the operating company, Kahala US OpCo LLC.

(l)	For the year ended December 31, 2016, the following investments paid or have the option to pay all or a portion of interest and dividends via payment-in-kind (“PIK”):

For the year ended December 31, 2016, the following investments paid or have the option to pay all or a portion of interest and dividends via payment-in-kind (“PIK”):

Portfolio Company	Investment Type	Cash	PIK	All-in Rate	PIK Earned for the Year ended December 31, 2016
Basho Technologies, Inc.	Senior Secured First Lien Debt	17.00%	-%	17.00%	$283
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.)	Senior Secured First Lien Debt	-%	13.50%	13.50%	807
CPX Interactive Holdings, LP	Senior Secured Second Lien Debt	11.00%	2.00%	13.00%	315
Greenwave Holdings, Inc.	Senior Secured First Lien Debt	10.00%	3.00%	13.00%	510
ILC Dover LP	Senior Secured First Lien Debt	8.00%	2.00%	10.00%	132
Kahala Ireland OpCo Designated Activity Company	Senior Secured First Lien Debt	-%	13.00%	13.00%	5,827
Kahala US OpCo LLC	Senior Secured First Lien Debt	13.00%	-%	13.00%	87
Lightsquared LP	Senior Secured First Lien Debt	-%	9.75%	9.75%	-

F-35

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

MMM Holdings, LLC	Senior Secured First Lien Debt	9.75%	-%	9.75%	-
MSO of Puerto Rico, LLC	Senior Secured First Lien Debt	9.75%	-%	9.75%	-
New Star Metals Inc.	Senior Secured First Lien Debt	9.00%	2.00%	11.00%	-
NexSteppe Inc.	Senior Secured First Lien Debt	10.00%	5.00%	15.00%	509
Park Ave RE Holdings, LLC	Subordinated Debt	13.00%	-%	13.00%	-
Steel City Media	Subordinated Debt	12.00%	4.00%	16.00%	840
Taqua, LLC	Senior Secured First Lien Debt	10.50%	3.00%	13.50%	202
The Tennis Channel Holdings, Inc.	Senior Secured First Lien Debt	6.88%	2.00%	8.88%	85
Visionary Integration Professionals, LLC	Subordinated Debt	-%	15.00%	15.00%	1,088
Xplornet Communications, Inc.	Subordinated Debt	-%	13.00%	13.00%	1,727
Total					$12,412

(m)	The Company’s investment or a portion thereof is pledged as collateral under the UBS Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities

(n)	For equity investments in Collateralized Securities, the effective yield is presented in place of the investment coupon rate for each investment. Refer to footnote (v) for a further description of an equity investment in a Collateralized Security.

(o)	The provisions of the 1940 Act classify investments based on the level of control that we maintain in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be "non-controlled" when we own 25% or less of the portfolio company's voting securities and "controlled" when we own more than 25% of the portfolio company's voting securities.

(p)	The provisions of the 1940 Act classify investments further based on the level of ownership that we maintain in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as "non-affiliated" when we own less than 5% of a portfolio company's voting securities and "affiliated" when we own 5% or more of a portfolio company's voting securities.

(q)	Unless otherwise indicated, all investments in the schedule of investments are non-affiliated, non-controlled investments.

(r)	The Company's investment is held through the Consolidated Holding Company, Kahala Aviation Holdings, LLC, which owns 49% of the operating company, Danish CRJ LTD.

(s)	Related Fee Agreements consist of one investment with a fair value of $0.7 million that is classified as a Non-affiliated Investment and six investments with a total fair value of $9.6 million that are classified as Affiliated Investments.

(t)	The investment is on non-accrual status as of December 31, 2016.

(u)	Investments are held in the taxable wholly-owned, consolidated subsidiary, 54th Street Equity Holdings, Inc.

(v)	The Collateralized Securities - debt investments and equity investments are considered equity positions in the Collateralized Loan Obligation funds. Equity investments are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund’s securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

(w)	The Company's investment is held through the consolidated subsidiary, Park Ave RE, Inc., which owns 100% of the equity of the operating company, Park Ave RE Holdings, LLC.

(x)	The majority of the investments bear interest at a rate that may be determined by reference to LIBOR or Prime and which reset daily, monthly, quarterly or semiannually. For each, the Company has provided the spread over LIBOR or Prime and the current interest rate in effect at December 31, 2016. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.

The following table shows the portfolio composition by industry grouping based on fair value at December 31, 2016:

F-36

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

	At December 31, 2016
	Investments at Fair Value	Percentage of Total Portfolio
Diversified Investment Vehicles	$364,101	15.2%
Aerospace & Defense	186,806	7.8
Diversified Consumer Services	175,780	7.3
Health Care Providers & Services	160,396	6.7
Hotels, Restaurants & Leisure	157,062	6.6
Business Services	112,225	4.7
Internet Software & Services	110,324	4.6
Media	95,975	4.0
Health Care	93,526	3.9
Diversified Telecommunication Services	89,047	3.7
Commercial Services & Supplies	88,465	3.7
Real Estate Management & Development	78,474	3.3
IT Services	70,013	2.9
Food Products	61,866	2.6
Software	55,378	2.3
Professional Services	49,401	2.1
Machinery	41,442	1.7
Consumer Finance	38,643	1.6
Auto Components	38,073	1.6
Chemicals	33,352	1.4
Electronic Equipment, Instruments & Components	28,063	1.2
Transportation Infrastructure	27,923	1.2
Specialty Retail	26,271	1.1
Diversified Financial Services	25,599	1.1
Communications Equipment	24,226	1.0
Building Products	22,286	0.9
Containers & Packaging	20,325	0.9
Energy Equipment & Services	20,156	0.8
Metals & Mining	20,144	0.8
Life Sciences Tools & Services	16,745	0.7
Household Durables	15,000	0.6
Insurance	14,918	0.6
Distributors	14,625	0.6
Health Care Technology	11,500	0.5
Textiles, Apparel & Luxury Goods	5,953	0.3
Oil, Gas & Consumable Fuels	-	-
Total	$2,394,083	100.0%

The accompanying notes are an integral part of these consolidated financial statements

F-37

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 1 - Organization and Basis of Presentation

Business Development Corporation of America (the “Company”) is an externally managed, non-diversified closed-end management investment company incorporated in Maryland in May 2010 that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended, (the “1940 Act”). In addition, the Company has elected to be treated for tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company’s investment activities are managed by BDCA Adviser, LLC (the “Adviser”), a subsidiary of Benefit Street Partners L.L.C. (“BSP”) and supervised by the Company’s board of directors, a majority of whom are independent of the Adviser and its affiliates. As a BDC, the Company is required to comply with certain regulatory requirements.

The Company’s investment objective is to generate both current income and to a lesser extent long-term capital appreciation through debt and equity investments. The Company invests primarily in first and second lien senior secured loans and mezzanine debt issued by middle market companies. The Company defines middle market companies as those with annual revenues up to $1 billion. The Company also purchases interests in loans through secondary market transactions. First and second lien secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in bankruptcy priority and are generally secured by liens on the operating assets of a borrower, which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. The Company may invest in the equity and junior debt tranches of collateralized loan obligation investment vehicles (“Collateralized Securities” or "CLOs"). Structurally, CLOs are entities that are formed to manage a portfolio of senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated. The senior secured loans within these Collateralized Securities meet specified credit and diversity criteria and are subject to concentration limitations in order to create a diverse investment portfolio. In most cases, companies to whom we provide customized financing solutions will be privately held at the time the Company invests in them.

During the year ended December 31, 2017, the Company invested approximately $1,102.0 million to portfolio companies to contribute to the support of their business objectives of which some were contractually obligated. See also Note 6 - Commitments and Contingencies. As of December 31, 2017, the Company held investments in loans it made investee companies with aggregate principal amounts of $2,262.9 million. The details of such investments have been disclosed on the consolidated schedule of investments as well as in Note 3 - Fair Value of Financial Instruments. In addition to providing loans to investee companies, from time to time the Company may assist investee companies in securing financing from other sources by introducing such investee companies to sponsors or other lending institutions.

While the structure of the Company’s investments is likely to vary, we may invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants, CLOs and other instruments, many of which generate current yields. If the Adviser deems appropriate, the Company may invest in more liquid senior secured and second lien debt securities, some of which may be traded. The Company will make such investments to the extent allowed by the 1940 Act and consistent with its continued qualification as a RIC for federal income tax purposes.

On January 25, 2011, the Company commenced its initial public offering (“IPO”) on a “reasonable best efforts basis” of up to 150.0 million shares of common stock, 0.001 par value per share, and subsequently amended the offering to issue up to an additional 101.1 million shares of its common stock (the “Offering”). The Company closed the Offering to new investments on April 30, 2015. As of December 31, 2017, the Company had issued 195.7 million shares of common stock for gross proceeds of $2.1 billion including the shares purchased by affiliates and shares issued under the Company’s distribution reinvestment plan (“DRIP”). As of December 31, 2017, the Company had repurchased a cumulative 16.0 million shares of common stock through its share repurchase program for payments of $143.6 million.

The Company intends to co-invest, subject to the conditions included in the exemptive order the Company received from the Securities and Exchange Commission ("SEC"), with certain of our affiliates. The Company believes that such co-investments may afford it additional investment opportunities and an ability to achieve greater diversification.

As a BDC, the Company is generally required to invest at least 70% of our total assets primarily in securities of private and certain U.S. public companies (other than certain financial institutions), cash, cash equivalents and U.S. government securities and other high quality debt investments that mature in one year or less.

F-38

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

The Company is permitted to borrow money from time to time within the levels permitted by the 1940 Act (which generally allows it to incur leverage for up to one half of its total assets). The Company has used, and expects to continue to use, its credit facilities and other borrowings, along with proceeds from the rotation of its portfolio and proceeds from private securities offerings to finance its investment objectives.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements reflect all adjustments, both normal and recurring which, in the opinion of management, are necessary of the fair presentation of the Company’s results of operations and financial condition for the periods presented. The Company is an investment company and follows accounting and reporting guidance in Accounting Standards Codification ("ASC") Topic 946 - Financial Services - Investment Companies ("ASC 946").

The Company consolidates the following subsidiaries for accounting purposes: BDCA Funding I, LLC (“Funding I”), BDCA 2L Funding I, LLC (“2L Funding I”), BDCA-CB Funding, LLC (“CB Funding”), BDCA Helvetica Funding, Ltd. (“Helvetica Funding”), 54th Street Equity Holdings, Inc. and the Consolidated Holding Companies. All significant intercompany balances and transactions have been eliminated in consolidation. In conjunction with the consolidation of subsidiaries, the Company recognizes non-controlling interests attributable to third party ownership in the following Consolidated Holding Companies: Kahala Aviation Holdings, LLC, Kahala Aviation US, Inc., and Kahala LuxCo.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

As provided under Regulation S-X and ASC 946, the Company will generally not consolidate its investment in a company other than a substantially wholly-owned investment company or controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the accounts of the Company's substantially wholly-owned subsidiaries in its consolidated financial statements.

Valuation of Portfolio Investments

Portfolio investments are reported on the consolidated statements of assets and liabilities at fair value. On a quarterly basis, the Company performs an analysis of each investment to determine fair value as follows:

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. The Company may also obtain quotes with respect to certain of the Company's investments from pricing services or brokers or dealers in order to value assets. When doing so, the Company determines whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined readily available, the Company uses the quote obtained.

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in fair value pricing the Company's investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

F-39

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

With respect to investments for which market quotations are not readily available, the Adviser undertakes a multi-step valuation process each quarter, as described below:

•	Each portfolio company or investment will be valued by the Adviser, with assistance from one or more independent valuation firms engaged by our board of directors or as noted below, with respect to investments in an investment fund;

•	The independent valuation firm(s) conduct independent appraisals and make an independent assessment of the value of each investment; and

•	The board of directors determines the fair value of each investment, in good faith, based on the input of the Adviser and independent valuation firm (to the extent applicable).

For an investment in an investment fund that does not have a readily determinable fair value, the Company measures the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC 946, as of the Company's measurement date.

The Company’s investments in funds that offer periodic liquidity have redemption frequencies which range from monthly to quarterly and redemption notice periods which range from 30 to 90 days. Investments in private equity typically do not offer liquidity and instead, capital is returned through periodic distributions.

Because there is not a readily available market value for most of the investments in its portfolio, the Company values substantially all of its portfolio investments at fair value as determined in good faith by its board of directors, as described herein. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company's investments may fluctuate from period to period. Additionally, the fair value of the Company's investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Company may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, the Company could realize significantly less than the value at which the Company has recorded it.

Investment Classification

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Control” is defined as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. In addition, any person “who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25% of the voting securities of any company shall be presumed not to control such company”. Consistent with the 1940 Act, “Affiliated Investments” are defined as those investments in companies in which the Company owns between 5% or more of the voting securities. Consistent with the 1940 Act, “Non-affiliated Investments” are defined as investments that are neither Control Investments nor Affiliated Investments.

Where appropriate, prior period consolidated financial statements may have been reclassified to disclose the Company's Control Investments and Affiliate Investments as defined above. In addition, prior period consolidated financial statements may have been reclassified to present investment industry classifications in a consistent manner with the current year.

F-40

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Cash and Cash Equivalents

Cash and cash equivalents include short-term, liquid investments in a money market deposit account. Cash and cash equivalents are carried at cost which approximates fair value.

Offering Costs

The Company incurs certain costs in connection with the registration of shares of its common stock. Offering costs principally relate to professional fees, printing costs, direct marketing expenses, due diligence costs, fees paid to regulators and other expenses, including the salaries and/or expenses of the Adviser and its affiliates engaged in registering and marketing the Company’s common stock. Such allocated expenses of the Adviser and its affiliates may include the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Company.

Pursuant to the Investment Advisory Agreement, the Company and the Adviser have agreed that the Company will not be liable for organization and offering costs, including transfer agent fees, in excess of 1.5% of the aggregate gross proceeds from the Company’s on-going offering. Should the Company resume continually offering its shares, any offering costs incurred will be capitalized and amortized as an expense on a straight-line basis over a 12-month period. For the year ended December 31, 2017 and December 31, 2016, the Company did not incur any offering costs.

Deferred Financing Costs

Financing costs incurred in connection with the Company’s Unsecured Notes and revolving credit facilities with Wells Fargo, Citi, and UBS are capitalized and amortized into expense using the straight-line method, which approximates the effective yield method over the life of the respective facility. See Note 5 - Borrowings - for details on the Credit Facilities and Unsecured Notes.

Distributions

The Company’s board of directors has authorized, and has declared, cash distributions payable on a monthly basis to stockholders of record on each day since it commenced operations. From November 2013 until July 2017, the distribution rate has been $0.002378082 per day, which is equivalent to $0.868 per annum, per share of common stock, except for 2016 where the daily distribution rate was $0.002371585 per day to accurately reflect 2016 being a leap year. In July 2017, the board of directors reduced the distribution rate with respect to the Company's cash distributions to $0.001780822 per day, which is equivalent to $0.65 annually, per share of common stock.

The amount of each such distribution is subject to the discretion of the board of directors and applicable legal restrictions related to the payment of distributions. The Company calculates each stockholder’s specific distribution amount for the month using record and declaration dates and accrue distributions on the date the Company accepts a subscription for shares of the Company’s common stock. The distributions are payable by the fifth day following each month end to stockholders of record at the close of business each day during the prior month. From time to time, the Company may also pay interim distributions, including capital gains distributions, at the discretion of the Company’s board of directors. The Company’s distributions may exceed earnings, especially during the period before it has substantially invested the proceeds from the offering. As a result, a portion of the distributions made by the Company may represent a return of capital for U.S. federal income tax purposes. A return of capital is a return of each stockholder’s investment rather than earnings or gains derived from the Company’s investment activities.

The Company may fund cash distributions to stockholders from any sources of funds available to the Company, including advances from the Adviser that are subject to reimbursement, as well as offering proceeds, borrowings, net investment income from operations, capital gain proceeds from the sale of assets, and non-capital gain proceeds from the sale of assets. The Company has not established limits on the amount of funds it may use from available sources to make distributions. See Note 12 - Income Tax Information and Distributions to Stockholders for additional information.

F-41

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Revenue Recognition

Interest Income

Investment transactions are accounted for on the trade date. Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Discount and premium on investments purchased are accreted/amortized over the expected life of the respective investment using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discount and amortization of premium on investments.

The Company has a number of investments in Collateralized Securities. Interest income from investments in the “equity” class of these Collateralized Securities (in the Company's case, preferred shares or subordinated notes) is recorded based upon an estimation of an effective yield to expected maturity utilizing assumed cash flows in accordance with ASC 325-40-35, Beneficial Interests in Securitized Financial Assets. The Company monitors the expected cash inflows from its equity investments in Collateralized Securities, including the expected principal repayments. The effective yield is determined and updated quarterly.

Fee Income

Fee income, such as structuring fees, origination, closing, amendment fees, commitment, termination and other upfront fees are generally non-recurring and are recognized as revenue when earned, either upon receipt or amortized into income. Upon the re-payment of a loan or debt security, any prepayment penalties and unamortized loan origination, structuring, closing, commitment and other upfront fees are recorded as income.

Payment-in-Kind Interest/Dividends

The Company holds debt and equity investments in its portfolio that contain payment-in-kind (“PIK”) interest and dividend provisions. The PIK interest and PIK dividend, which represent contractually deferred interest or dividends that add to the investment balance that is generally due at maturity, are generally recorded on the accrual basis.

Non-accrual income

Investments may be placed on non-accrual status when principal or interest/dividend payments are past due 30 days or more and/or when there is reasonable doubt that principal or interest will be collected. Accrued interest which may include un-capitalized PIK interest is generally reversed when an investment is placed on non-accrual status. Previously capitalized PIK interest is not reversed when an investment is placed on non-accrual status. Interest payments received on non-accrual investments may be recognized as income or applied to principal depending upon management's judgment of the ultimate outcome. Non-accrual investments are restored to accrual status when past due principal and interest is paid and, in management's judgment, are likely to remain current.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

Gains or losses on the sale of investments are calculated using the specific identification method. The Company measures realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Income Taxes

The Company has elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. Generally, a RIC is not subject to federal income taxes in respect of each taxable year if it distributes dividends for federal income tax purposes to stockholders of an amount generally equal to at least 90% of ‘‘investment company taxable income,’’ as defined in the Code, and determined without regard to any deduction for dividends paid. Distributions declared prior to the filing of the previous year's tax return and paid up to twelve months after the previous tax year can be carried back to the prior tax year in determining the distributions paid in such tax year. The Company intends to make sufficient distributions to maintain its ability to be subject to be taxed as a RIC each year. The Company may be subject to federal excise tax imposed at a rate of 4% on certain undistributed amounts. See Note 12 - Income Tax Information and Distributions to Stockholders for additional information.

New Accounting Pronouncements

In December 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) 2016-19, Technical Corrections and Improvements. As part of this guidance, ASU 2016-19 amends FASB ASC 820 to clarify the difference

F-42

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

between a valuation approach and a valuation technique. The amendment also requires an entity to disclose when there has been a change in either or both a valuation approach and/or a valuation technique. ASU 2016-19 is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016 on a prospective basis. The Company has evaluated the impact of ASU 2016-19 on its consolidated financial statements and disclosures and determined that the adoption of ASU 2016-19 has not had a material impact on its consolidated financial statements.

In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows, which will amend FASB ASC 230. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company adopted this guidance and the application did not have a material impact on the Company's consolidated financial statements.

In October 2016, the SEC adopted new rules and amended rules (together, “final rules”) intended to modernize the reporting and disclosure of information by registered investment companies. In part, the final rules amend Regulation S-X and require standardized, enhanced disclosure about derivatives in investment company financial statements, as well as other amendments. The compliance date for the amendments to Regulation S-X is August 1, 2017. The application of this guidance did not have a material impact on the Company's consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230)”, which seeks to reduce diversity in how certain cash payments are presented in the Statement of Cash Flows. Under ASU 2016-15, an entity will need to conform to the presentation as prescribed for eight specific cash flow issues. ASU 2016-15 will be effective for annual and interim reporting periods after December 15, 2017. The application of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606 "Identifying Performance Obligations and Licensing"),” which amends the criteria for revenue recognition where an entity enters into contracts with customers to transfer goods or services or where there is a transfer of non-financial assets. Under ASU 2016-10, an entity should recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2016-10 will be effective for annual and interim reporting periods beginning after December 15, 2017. The Company does not believe that the adoption of ASU 2016-10 will have a material impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 retains many current requirements for the classification and measurement of financial instruments; however, it significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. ASU 2016-01 also amends certain disclosure requirements associated with the fair value of financial instruments. This guidance is effective for annual and interim periods beginning after December 15, 2017, and early adoption is not permitted for public business entities. The Company does not believe that the adoption of ASU 2016-01 will have a material impact on the Company's consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 - Fair Value of Financial Instruments

The Company’s fair value measurements are classified into a fair value hierarchy in accordance with ASC Topic 820, Fair Value Measurement, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

F-43

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. This alternative approach also reflects the contractual terms of the derivatives, if any, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The guidance defines three levels of inputs that may be used to measure fair value:

•	Level 1-Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2-Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

•	Level 3-Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the above hierarchy requires significant judgment and factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter.

For investments for which Level 1 inputs, such as quoted prices, were not available at December 31, 2017, the investments were valued at fair value as determined in good faith using the valuation policy approved by the board of directors using Level 2 and Level 3 inputs. The Company evaluates the source of inputs, including any markets in which the Company's investments are trading, in determining fair value. Due to the inherent uncertainty in the valuation process, the estimate of fair value of the Company’s investment portfolio at December 31, 2017 may differ materially from values that would have been used had a ready market for the securities existed.

In addition to using the above inputs in investment valuations, the Company continues to employ the valuation policy approved by the board of directors. Portfolio investments are reported on the consolidated statements of assets and liabilities at fair value. On a quarterly basis the Company performs an analysis of each investment to determine fair value as described below.

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. The Company may also obtain quotes with respect to certain of the Company's investments from pricing services or brokers or dealers in order to value assets. When doing so, the Company determines whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined readily available, the Company uses the quote obtained.

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in fair value pricing the Company's investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio companydoes business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, the Company measures the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC Topic 946, as of the Company's measurement date.

F-44

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For investments in Collateralized Securities, the Adviser models both the assets and liabilities of each Collateralized Securities' capital structure. The model uses a waterfall engine to store the collateral data, generate cash flows from the assets, and distribute the cash flows to the liability structure based on priority of payments. The cash flows are discounted using rates that incorporate risk factors such as default risk, interest rate risk, downgrade risk, and credit spread risk, among others. In addition, the Adviser considers broker quotations and/or comparable trade activity is considered as an input to determining fair value when available.

As part of the Company's quarterly valuation process, the Adviser may be assisted by one or more independent valuation firms engaged by the Company. The board of directors determines the fair value of each investment, in good faith, based on the input of the Adviser and the independent valuation firm(s) (to the extent applicable).

Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to the consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on the consolidated financial statements.

For discussion of the fair value measurement of the Company's borrowings, refer to Note 5 - Borrowings - in the consolidated financial statements included in this report.

The following table presents fair value measurements of investments, by major class, as of December 31, 2017, according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Measured at Net Asset value (1)	Total
Senior Secured First Lien Debt	$-	$522,031	$1,254,503	-	$1,776,534
Senior Secured Second Lien Debt	-	34,632	203,881	-	238,513
Subordinated Debt	-	33,250	61,089	-	94,339
Collateralized Securities	-	-	160,195	-	160,195
Equity/Other	10,716	7,843	103,738	111,645	233,942
Total	$10,716	$597,756	$1,783,406	$111,645	$2,503,523

(1)	In accordance with ASC Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient election have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statements of assets and liabilities.

The following table presents fair value measurements of investments, by major class, as of December 31, 2016, according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Measured at Net Asset Value (1)	Total
Senior Secured First Lien Debt	$-	$714,562	$916,099	-	$1,630,661
Senior Secured Second Lien Debt	-	56,936	205,051	-	261,987
Subordinated Debt	-	-	80,540	-	80,540
Collateralized Securities	-	-	249,582	-	249,582
Equity/Other	-	-	56,794	114,519	171,313
Total	$-	$771,498	$1,508,066	$114,519	$2,394,083

F-45

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

(1)	In accordance with ASC Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient election have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statements of assets and liabilities.

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended December 31, 2017:

	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Subordinated Debt	Collateralized Securities	Equity/Other	Total
Balance as of December 31, 2016	$916,099	$205,051	$80,540	$249,582	$56,794	$1,508,066
Net change in unrealized appreciation (depreciation) on investments	(23,259)	(558)	(2,718)	(8,140)	13,805	(20,870)
Purchases and other adjustments to cost	427,865	79,561	3,167	161	38,817	549,571
Sales and redemptions	(342,176)	(117,696)	(21,453)	(79,376)	(3,980)	(564,681)
Net realized gains (losses)	(11,753)	1,144	1,553	(2,032)	(1,698)	(12,786)
Transfers in	287,727	36,379	-	-	-	324,106
Transfers out	-	-	-	-	-	-
Balance as of December 31, 2017	$1,254,503	$203,881	$61,089	$160,195	$103,738	$1,783,406
Net change in unrealized appreciation (depreciation) for the period relating to those Level 3 assets that were still held by the Company at the end of the period:	$(36,523)	$(841)	$(1,678)	$(9,353)	$13,573	$(34,822)

Purchases represent the acquisition of new investments at cost. Redemptions represent principal payments received during the period.

For the year ended December 31, 2017, there were no transfers out of Level 1 to Level 2 and Level 3 to Level 2. For the year ended December 31, 2017, twenty-five investments were transferred out of Level 2 to Level 3. Transfers during the period were due to changes in management's assessment of liquidity in the underlying positions.

Transfers between levels, if any, are recognized at the beginning of the period in which transfers occur.

F-46

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended December 31, 2016:

	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Subordinated Debt	Collateralized Securities	Equity/Other	Total
Balance as of December 31, 2015	$1,095,040	$340,563	$92,272	$261,784	$115,112	$1,904,771
Net change in unrealized appreciation (depreciation) on investments	(39,045)	4,506	1,120	48,557	(19,214)	(4,076)
Purchases and other adjustments to cost	255,985	27,416	5,813	162	201	289,577
Sales and redemptions	(241,206)	(118,913)	(7,403)	(60,921)	(4,069)	(432,512)
Net realized gains (losses)	(9,461)	1,538	(11,262)	-	(6,081)	(25,266)
Transfers in	4,252	-	-	-	-	4,252
Transfers out	(149,466)	(50,059)	-	-	(29,155)	(228,680)
Balance as of December 31, 2016	$916,099	$205,051	$80,540	$249,582	$56,794	$1,508,066
Net change in unrealized appreciation (depreciation) for the period relating to those Level 3 assets that were still held by the Company at the end of the period:	$(41,722)	$1,653	$(603)	$48,557	$(21,841)	$(13,956)

Purchases represent the acquisition of new investments at cost. Redemptions represent principal payments received during the period.

For the year ended December 31, 2016, there were no transfers out of Level 1 to Level 2. For the year ended December 31, 2016, an investment in one company was transferred out of Level 2 to Level 3. For the year ended December 31, 2016, investments in seventeen companies were transferred from Level 3 to Level 2 as the number of observable market quotes increased.

The composition of the Company’s investments as of December 31, 2017, at amortized cost and fair value, were as follows:

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$1,865,392	$1,776,534	71.0%

F-47

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Senior Secured Second Lien Debt	239,258	238,513	9.5
Subordinated Debt	97,916	94,339	3.8
Collateralized Securities	193,529	160,195	6.4
Equity/Other	202,533	233,942	9.3
Total	$2,598,628	$2,503,523	100.0%

The composition of the Company’s investments as of December 31, 2016, at amortized cost and fair value, were as follows:

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$1,726,833	$1,630,661	68.1%
Senior Secured Second Lien Debt	272,513	261,987	10.9
Subordinated Debt	81,056	80,540	3.4
Collateralized Securities	274,776	249,582	10.4
Equity/Other	160,360	171,313	7.2
Total	$2,515,538	$2,394,083	100.0%

Significant Unobservable Inputs

The following table summarizes the significant unobservable inputs used to value the majority of the Level 3 investments as of December 31, 2017. The table is not intended to be all-inclusive, but instead identifies the significant unobservable inputs relevant to the determination of fair values.

Range
Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Minimum	Maximum	Weighted Average (a)
Senior Secured First Lien Debt (b)	$967,773	Yield Analysis	Market Yield	5.00%	26.75%	9.21%
Senior Secured First Lien Debt (b) (c)	$141,549	Waterfall Analysis	Discount Rate	15.00%	17.00%	N/A
Senior Secured Second Lien Debt (d)	$184,572	Yield Analysis	Market Yield	9.25%	15.05%	11.91%
Subordinated Debt (c) (e)	$37,192	Waterfall Analysis	Discount Rate	8.20%	9.20%	N/A
Subordinated Debt (c) (e)	$3,312	Yield Analysis	Market Yield	12.50%	14.60%	N/A
Collateralized Securities	$160,195	Discounted Cash Flow	Discount Rate	12.35%	37.50%	20.37%
Equity/Other (f)	$51,282	Waterfall Analysis	Discount Rate	8.45%	16.00%	10.65%
Equity/Other (f)	$27,589	Discounted Cash Flow	Discount Rate	5.63%	12.19%	12.05%
Equity/Other (f)	$1,462	Waterfall Analysis	EBITDA Multiple	4.00	x	10.50	x	9.31	x
Equity/Other (f)	$47	Option Pricing Method	Volatility	30.00%	50.00%	40.00%

F-48

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

(a)	Weighted averages are calculated based on fair value of investments.

(b)	The remaining $145.2 million of senior secured first lien debt consisted of $113.5 million which were valued using a Scenario-Based analysis technique factoring in various unobservable inputs and $31.7 million which were valued based on their respective acquisition prices as the investments closed near year end.

(c)	Weighted average not applicable as this asset category contains one investment.

(d)	The remaining $19.3 million of senior secured second lien debt were valued based on their respective acquisition prices as the investments closed near year end.

(e)	The remaining $20.6 million of subordinated debt were valued using a Scenario-Based analysis technique factoring in various unobservable inputs.

(f)	The remaining $23.2 million of equity/other investments were valued using the Current Method, factoring in various unobservable inputs and $0.2 million which were valued based on their respective acquisition prices as the investments closed near year end.

There were no significant changes in valuation approach or technique as of December 31, 2017.

Increases or decreases in any of the above unobservable inputs in isolation would result in a lower or higher fair value measurement for such assets.

The following table summarizes the significant unobservable inputs used to value the majority of the Level 3 investments as of December 31, 2016. The table is not intended to be all-inclusive, but instead identifies the significant unobservable inputs relevant to the determination of fair values.

				Range
Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Minimum		Maximum		Weighted Average (a)
Senior Secured First Lien Debt (b)	$823,974	Yield Analysis	Market Yield	6.00%		27.00%		10.88%
Senior Secured First Lien Debt (c)	$19,708	Joint Venture/Merger Strategy	EBITDA Multiple	6.75	x	7.50	x	N/A
Senior Secured Second Lien Debt	$205,051	Yield Analysis	Market Yield	10.60%		13.60%		11.91%
Subordinated Debt (d)	$78,808	Yield Analysis	Market Yield	12.25%		17.25%		14.11%
Collateralized Securities	$249,582	Discounted Cash Flow	Discount Rate	7.54%		45.06%		19.84%
Equity/Other (e)	$10,279	Market Multiple Analysis	EBITDA Multiple	2.40	x	11.20	x	7.00	x

(a)	Weighted averages are calculated based on fair value of investments.

(b)	Refer to note (c) below for one senior secured first lien debt investment valued using an alternative technique. The remaining $72.4 million of senior secured first lien debt were valued at their respective acquisition prices as the investments closed near year end.

(c)	Weighted average not applicable as this asset category contains one investment.

(d)	The remaining $1.7 million of subordinated debt were valued based on a Monte-Carlo simulation.

(e)	The remaining $46.5 million of equity/other investments consisted of $46.0 million which were valued with consideration of their respective appraisal value, $0.3 million which were based on a Monte-Carlo simulation, and $0.2 million which were valued at their respective acquisition prices as the investment closed near year end.

F-49

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Increases or decreases in any of the above unobservable inputs in isolation would result in a lower or higher fair value measurement for such assets.

As of December 31, 2017, the Company had four portfolio companies, which represented eight portfolio investments, on non-accrual status with a total principal amount of $120.2 million, amortized cost of $97.6 million, and fair value of $21.0 million which represented 4.0%, 3.8% and 0.8% of the investment portfolio's total principal, amortized cost and fair value, respectively. As of December 31, 2016, the Company had six portfolio companies, which represented eight portfolio investments, on non-accrual status with a total principal amount of $136.2 million, amortized cost of $127.6 million, and fair value of $51.2 million which represented 5.0%, 5.1% and 2.1% of the investment portfolio's total principal, amortized cost and fair value, respectively. Refer to Note 2 - Summary of Significant Accounting Policies - for additional details regarding the Company’s non-accrual policy.

Note 4 - Related Party Transactions and Arrangements

Investment Advisory Agreement

Pursuant to the Investment Advisory Agreement and for the investment advisory and management services provided thereunder, the Company pays the Adviser a base management fee and an incentive fee.

Base Management Fee

The base management fee is calculated at an annual rate of 1.5% of the Company’s average gross assets. The base management fee is payable quarterly in arrears. Average gross assets is calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters. All or any part of the base management fee not taken as to any quarter shall be deferred without interest and may be taken in such other quarter as the Adviser will determine. The base management fee for any partial month or quarter is appropriately pro-rated.

As of December 31, 2017 and December 31, 2016, $9.9 million and $9.6 million was payable to the Adviser for base management fees, respectively.

Incentive Fees

The incentive fee consists of two parts. The first part is referred to as the incentive fee on income and it is calculated and payable quarterly in arrears based on the Company’s “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter. “Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The payment of the incentive fee on income shall be subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on the value of our net assets at the end of the most recently completed calendar quarter, of 1.75% (7.00% annualized), subject to a “catch up” feature (as described below). The calculation of the incentive fee on income for each quarter is as follows:

•	No incentive fee on income shall be payable to the Adviser in any calendar quarter in which the Company’s Pre-Incentive Fee Net Investment Income does not exceed the preferred return rate of 1.75% or 7.00% annualized (the “Preferred Return”) on net assets;

•	100% of the Company’s Pre-Incentive Fee Net Investment Income, if any, that exceeds the preferred return but is less than or equal to 2.1875% in any calendar quarter (8.75% annualized) shall be payable to the Adviser. This portion of the Company’s incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 20% on all of the Company’s Pre-Incentive Fee Net Investment Income when the Company’s Pre-Incentive Fee Net Investment Income reaches 2.1875% (8.75% annualized) in any calendar quarter; and

•	For any quarter in which our Pre-Incentive Fee Net Investment Income exceeds 2.1875% (8.75% annualized), the incentive fee on income shall equal 20% of the amount of the Company’s Pre-Incentive Fee Net Investment Income, as the Preferred Return and catch-up will have been achieved.

F-50

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

As of December 31, 2017 and December 31, 2016 $4.6 million and $3.1 million was payable to the Adviser for the incentive fee on income, respectively.

The second part of the incentive fee, referred to as the “incentive fee on capital gains during operations,” shall be an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to the Company’s liquidation and shall be determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, if earlier). This fee shall equal 20.0% of the Company’s incentive fee capital gains, which shall equal the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

The Transaction

On July 19, 2016, American Realty Capital II Advisors, LLC, the former parent of the Adviser, entered into a membership interest purchase agreement with a subsidiary of BSP, pursuant to which such subsidiary acquired all of the outstanding limited liability company interests of the Adviser (the “Transaction”). In connection with the Transaction, the Company amended the Investment Advisory Agreement, effective as of November 1, 2016, to allow the Adviser to serve as investment adviser to the Company following the closing of the Transaction.

Administration Agreement

In connection with the closing of the Transaction, the Company terminated the previous administration agreement and entered into a new administration agreement with BSP on November 1, 2016. In connection with the New Administration Agreement, BSP provides the Company with office facilities and administrative services. As of December 31, 2017 and December 31, 2016, $0.6 million and $0.5 million was payable to BSP under the New Administration Agreement, respectively.

Co-Investment Relief

The 1940 Act generally prohibits BDCs from entering into negotiated co-investments with affiliates absent an order from the SEC. The SEC has granted the Company exemptive relief that allows it to enter into certain negotiated co-investment transactions alongside with other funds managed by the Adviser or its affiliates (“Affiliated Funds”) in a manner consistent with its investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions (the “Order”). Pursuant to the Order, the Company is permitted to co-invest with its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of its eligible directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the Company and our stockholders and do not involve overreaching in respect of the Company or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of the Company’s stockholders and is consistent with the Company’s investment objective and strategies.

Transactions with Affiliates

In connection with the closing of the Transaction, an affiliate of BSP purchased $10.0 million of the Company’s common stock based on its net asset value per share in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"). On November 7, 2016, the Company issued approximately 1.2 million shares of its common stock to such BSP affiliate.

Offering Costs

The Company incurs certain costs in connection with the registration of shares of its common stock. Offering costs principally relate to professional fees, printing costs, direct marketing expenses, due diligence costs, fees paid to regulators and other expenses, including the salaries and/or expenses of the Adviser and its affiliates engaged in registering and marketing the Company’s common stock. Such allocated expenses of the Adviser and its affiliates may include the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Company.

Other Affiliated Parties

The Adviser is the investment adviser of BDCA. The Adviser is an affiliate of BSP, an SEC registered investment adviser. The Adviser and BSP are under common control. The Adviser is affiliated and under common control with Providence Equity Capital Markets L.L.C. (“PECM”), an SEC registered investment adviser on the BSP platform. The Adviser is affiliated and under common control with Providence Equity Partners L.L.C. (“PEP”), an SEC registered investment adviser. PEP is a global private equity investment adviser and maintains an information barrier between itself and the Adviser, BSP and PECM. The Adviser is affiliated and

F-51

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

under common control with Merganser Capital Management, LLC (“Merganser”), an SEC registered investment adviser. BSP, the Adviser, PECM, Merganser and PEP’s respective Form ADV’s are publicly available for review on the SEC Investment Adviser Public Disclosure website.

Note 5 - Borrowings

Wells Fargo Credit Facility

On July 24, 2012, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, Funding I, entered into a revolving credit facility with Wells Fargo and U.S. Bank as collateral agent, account bank and collateral custodian (the “Wells Fargo Credit Facility”). The Wells Fargo Credit Facility, which was subsequently amended on April 26, 2013, September 9, 2013, June 30, 2014, May 29, 2015, November 4, 2015, and May 18, 2017 provides for borrowings in an aggregate principal amount of up to $400.0 million on a committed basis. The Wells Fargo Credit Facility has a maturity date of May 18, 2022.

The Wells Fargo Credit Facility is priced at the one-month maturity London Interbank Offered Rate (“LIBOR”), with no LIBOR floor, plus a spread ranging between 1.65% and 2.50% per annum, depending on the composition of the portfolio of loans owned by Funding I for the relevant period. Interest is payable quarterly in arrears. Funding I is subject to a non-usage fee to the extent the aggregate principal amount available under the Wells Fargo Credit Facility has not been borrowed. The non-usage fee per annum is 0.50% for the first 25% of the unused balance and 2.0% for the portion of the unused balance that exceeds 25%.

Borrowings under the Wells Fargo Credit Facility are subject to compliance with a borrowing base, pursuant to which the amount of funds advanced to Funding I varies depending upon the types of loans in Funding I's portfolio. The Wells Fargo Credit Facility may be prepaid in whole or in part, subject to customary breakage costs.

The Wells Fargo Credit Facility contains customary default provisions for facilities of this type pursuant to which Wells Fargo may terminate the rights, obligations, power and authority of the Company, in its capacity as servicer of the portfolio assets under the Wells Fargo Credit Facility, including, but not limited to, non-performance of Wells Fargo Credit Facility obligations, insolvency, defaults of certain financial covenants and other events with respect to the Company that may be adverse to Wells Fargo and the secured parties under the Wells Fargo Credit Facility.

In connection with the Wells Fargo Credit Facility, Funding I has made certain representations and warranties, is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities and is subject to certain customary events of default. Upon the occurrence and during the continuation of an event of default, Wells Fargo may declare the outstanding advances and all other obligations under the Wells Fargo Credit Facility immediately due and payable. During the continuation of an event of default, Funding I must pay interest at a default rate.

Deutsche Bank Credit Facility

On February 21, 2014, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, 2L Funding I, entered into the credit facility with Deutsche Bank (the “Deutsche Bank Credit Facility”) as lender and as administrative agent and U.S. Bank as collateral agent and collateral custodian. The Deutsche Bank Credit Facility was amended on February 19, 2016, and it was terminated in accordance with its terms on June 3, 2016.

The Deutsche Bank Credit Facility provided for borrowings in an aggregate principal amount of up to $60.0 million with a term of 36 months. The Deutsche Bank Credit Facility was priced at LIBOR plus 4.25%, with no LIBOR floor. Prior to its termination, the Deutsche Bank Credit Facility was subject to a minimum utilization of 82.5% of the loan amount thereafter, measured quarterly. If the utilized portion of the loan amount was less than the foregoing thresholds, such shortfalls bore interest at LIBOR plus 4.25%. The Deutsche Bank Credit Facility provided for monthly interest payments for each drawn loan. 2L Funding I paid a structuring fee and incurred certain other customary costs and expenses in connection with obtaining the Deutsche Bank Credit Facility.

Citi Credit Facility

On June 27, 2014, the Company, through a wholly-owned, special purpose financing subsidiary, CB Funding, entered into a credit facility (the “Citi Credit Facility”) with Citibank, N.A. ("Citi") as administrative agent and U.S. Bank as collateral agent, account bank and collateral custodian. The Citi Credit Facility, which was subsequently amended on October 14, 2015, provides for borrowings in an aggregate principal amount of up to $400.0 million on a committed basis, subject to the

F-52

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

administrative agent’s right to approve the assets acquired by CB Funding and pledged as collateral under the Citi Credit Facility. The Citi Credit Facility was amended on November 28, 2017 to extend the investment period to May 31, 2019. The Citi Credit Facility has a maturity date of May 28, 2020.

The Citi Credit Facility is priced at three month LIBOR, with no LIBOR floor, plus a spread of 1.60% per annum through and including the last day of the investment period and 2.00% per annum thereafter. Interest is payable quarterly in arrears. CB Funding is subject to a non-usage fee to the extent the aggregate principal amount available under the Citi Credit Facility has not been borrowed. The non-usage fee per annum is 0.50%. Any amounts borrowed under the Citi Credit Facility along with any accrued and unpaid interest thereunder will mature, and will be due and payable, in three years.

UBS Credit Facility

On April 7, 2015, the Company, through a wholly-owned, special-purpose, bankruptcy-remote subsidiary, Helvetica Funding, entered into a debt financing facility with UBS AG, London Branch (“UBS”), pursuant to which $150.0 million has been made available to the Company to fund investments in new securities and for other general corporate purposes (the “UBS Credit Facility”). The UBS Credit Facility was subsequently amended on July 10, 2015 to increase the amount of debt available to the Company under the facility from $150.0 million to $210.0 million. On June 6, 2016, the UBS credit facility was again amended to increase the amount of debt available from $210.0 million to $232.5 million. In addition, the amended facility increased the applicable spread over a three-month LIBOR from 3.90% to 4.05% per annum for the relevant period and increased the permissible percentage of second lien loans from 60% to 70%. Pricing under the transaction is based on three-month LIBOR plus a spread of 4.05% per annum for the relevant period. The UBS Credit Facility has a maturity date of April 7, 2018.

Unsecured Notes

On August 26, 2015, the Company entered into a Purchase Agreement with the initial purchasers, relating to the Company’s sale of $100.0 million aggregate principal amount of its 6.00% fixed rate senior notes due 2020 to the initial purchasers in a private placement in reliance on Section 4(a)(2) of the Securities Act and for initial resale by the initial purchasers to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A promulgated under the Securities Act (the “Unsecured Notes”). The Company relied upon these exemptions from registration based in part on representations made by the initial purchasers. The Purchase Agreement includes customary representations, warranties and covenants by the Company. Under the terms of the Purchase Agreement, the Company has agreed to indemnify the initial purchasers against certain liabilities under the Securities Act. The Unsecured Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The net proceeds from the sale of the Unsecured Notes was approximately $97.9 million, after deducting initial purchasers’ discounts and commissions of approximately $1.6 million payable by the Company and estimated offering expenses of approximately $0.5 million payable by the Company. The Company used the net proceeds to make investments in accordance with the Company’s investment objectives and for general corporate purposes.

The Unsecured Notes were issued pursuant to the Indenture, dated as of August 31, 2015, between the Company and the Trustee. The Unsecured Notes will mature on September 1, 2020, and may be redeemed in whole or in part at the Company’s option at any time, or from time to time, at the redemption prices set forth in the Indenture. The Unsecured Notes bear interest at a rate of 6.00% per year payable semi-annually on March 1 and September 1 of each year, commencing on March 1, 2016. The Unsecured Notes will be general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the Unsecured Notes. The Unsecured Notes will rank equally in right of payment with all of the Company’s existing and future senior liabilities that are not so subordinated, effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and structurally junior to all existing and future indebtedness incurred by the Company’s subsidiaries, financing vehicles or similar facilities, including credit facilities held by the Company’s wholly owned, special purpose financing subsidiaries.

The Indenture contains certain covenants, including covenants requiring the Company to: (i) comply with the asset coverage requirements of Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act as in effect immediately prior to the issuance of the Unsecured Notes, whether or not the Company is subject to such provisions; (ii) provide financial information to the holders of the Unsecured Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended; and (iii) maintain total unencumbered assets, as defined in the Indenture, of at least 175% of the aggregate principal amount of all of the Company and the Company’s consolidated subsidiaries’ outstanding unsecured debt determined on a consolidated basis in accordance with U.S. GAAP. These covenants are subject to important limitations and exceptions that are described in the Indenture.

F-53

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

2022 Notes

On December 14, 2017, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with Sandler O’Neill & Partners, L.P (the “Initial Purchaser”) relating to the Company's sale of $150.0 million aggregate principal amount of its 4.75% fixed rate notes due 2022 (the “2022 Notes”) to the Initial Purchaser in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and for initial resale by the Initial Purchaser to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A promulgated under the Securities Act and to institutional accredited investors under Rule 501(a)(1), (2), (3) or (7) under the Securities Act. The Company relied upon these exemptions from registration based in part on representations made by the Initial Purchaser. The Purchase Agreement also includes customary representations, warranties and covenants by the Company. Under the terms of the Purchase Agreement, the Company has agreed to indemnify the Initial Purchaser against certain liabilities under the Securities Act. The 2022 Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The net proceeds from the sale of the 2022 Notes was approximately $147.0 million, after deducting an offering price discount of approximately $0.8 million, as well as Initial Purchaser’s discounts and commissions of approximately $1.7 million and estimated offering expenses of approximately $0.6 million, each payable by the Company. The Company intends to use the net proceeds to repay outstanding indebtedness, to make investments in portfolio companies in accordance with its investment objectives and for general corporate purposes.

The 2022 Notes were issued pursuant to an Indenture dated as of December 19, 2017 (the “Indenture”), between the Company and U.S. Bank National Association, trustee (the “Trustee”), and a Supplemental Indenture, dated as of December 19, 2017 (the “Supplemental Indenture”), between the Company and the Trustee. The 2022 Notes will mature on December 30, 2022, unless repurchased or redeemed in accordance with their terms prior to such date. The Notes bear interest at a rate of 4.75% per year payable semi-annually on June 30 and December 30 of each year, commencing on June 30, 2018. The 2022 Notes will be general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2022 Notes. The 2022 Notes will rank equally in right of payment with all of the Company's existing and future senior liabilities that are not so subordinated, effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and structurally junior to all existing and future indebtedness incurred by the Company's subsidiaries, financing vehicles or similar facilities, including credit facilities entered into by the Company's wholly owned, special purpose financing subsidiaries.

The Indenture contains certain covenants, including covenants requiring the Company to (i) comply with the asset coverage requirements of the 1940 Act, whether or not it is subject to those requirements, and (ii) provide financial information to the holders of the 2022 Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended. These covenants are subject to important limitations and exceptions that are described in the Indenture.

In addition, if a change of control repurchase event, as defined in the Indenture, occurs prior to maturity, holders of the 2022 Notes will have the right, at their option, to require the Company to repurchase for cash some or all of the 2022 Notes at a repurchase price equal to 100% of the principal amount of the 2022 Notes being repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

JP Morgan Securities LLC Prime Brokerage Account

On January 20, 2017, the Company entered into a prime brokerage account agreement with JP Morgan Securities LLC (the “JPMC PB Account”). The JPMC PB Account provides a full suite of services around the custody of bonds and equities and also access to leverage, which is dependent on the price, credit quality and diversity of the pool of assets held within the account. The borrowing availability is recalculated daily based on changes to the assets, with margin calls issued in the morning as appropriate. The cost to borrow is 1 week LIBOR + 90 bps and there is no mandatory usage or period wherein the debt needs to be repaid.

As of December 31, 2017, the Company had borrowings of $36.3 million and additional borrowing capacity of $13.7 million under the JPMC PB Account.

The weighted average annualized interest cost for all borrowings for the years ended December 31, 2017, 2016 and 2015 was 3.96%, 3.54% and 2.86%, respectively. The average daily debt outstanding for the years ended December 31, 2017, 2016 and 2015 was $981.3 million, $870.0 million and $742.0 million, respectively. The maximum debt outstanding for the years ended December 31, 2017, 2016 and 2015 was $1,226.6 million, $993.1 million and $842.2 million, respectively.

The following table represents borrowings as of December 31, 2017:

F-54

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

	Maturity Date	Total Aggregate Borrowing Capacity	Total Principal Outstanding	Less Deferred Financing Costs	Amount per Balance Sheet
Wells Fargo Credit Facility	5/18/2022	$400,000	$188,051	$(6,299)	$181,752
Citi Credit Facility	5/28/2020	400,000	336,003	(1,902)	334,101
UBS Credit Facility	4/7/2018	232,500	232,500	(110)	232,390
2022 Notes	12/30/2022	150,000	149,175	(2,280)	146,895
Unsecured Notes	9/1/2020	100,000	99,158	(335)	98,823
JPMC PB Account	n/a	49,994	36,262	-	36,262
Totals		$1,332,494	$1,041,149	$(10,926)	$1,030,223

The following table represents borrowings as of December 31, 2016:

	Maturity Date	Total Aggregate Borrowing Capacity	Total Principal Outstanding	Less Deferred Financing Costs	Amount per Balance Sheet
Wells Fargo Credit Facility	5/29/2020	$400,000	$298,152	$(2,939)	$295,213
Citi Credit Facility	6/27/2018	400,000	286,003	(1,097)	284,906
UBS Credit Facility	4/7/2018	232,500	232,500	(517)	231,983
Unsecured Notes	9/1/2020	100,000	98,842	(460)	98,382
Totals		$1,132,500	$915,497	$(5,013)	$910,484

The following table represents interest and debt fees for the year ended December 31, 2017:

	Year ended December 31, 2017
	Interest Rate	Non- Usage Rate	Interest Expense	Deferred Financing Costs (3)	Other Fees (4)
Wells Fargo Credit Facility	(1)	(2)	$11,678	$1,224	$749
Citi Credit Facility	L+1.60%	0.50%	8,958	745	538
UBS Credit Facility	L+4.05%	n/a	12,361	415	106
2022 Notes	4.75%	n/a	243	16	-
Unsecured Notes	6.00%	n/a	6,316	125	15
JPMC PB Account	L+0.90%	n/a	362	-	-
Totals			$39,918	$2,525	$1,408

(1)	Interest rate is priced at one month's LIBOR with no LIBOR floor, plus a spread ranging between 1.65% and 2.50% per annum, depending on the composition of the portfolio of loans owned.

(2)	The non-usage fee per annum is 0.50% for the first 25% of the unused balance and 2.0% for the unused balance that exceeds 25%.

(3)	Amortization of deferred financing costs.

(4)	Includes non-usage fees, custody fees and trustee fees.

F-55

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

The following table represents interest and debt fees for the year ended December 31, 2016:

	Year ended December 31, 2016
	Interest Rate	Non- Usage Rate	Interest Expense	Deferred Financing Costs (5)	Other Fees (6)
Wells Fargo Credit Facility	(1)	(2)	$7,758	$1,082	$1,413
Deutsche Bank Credit Facility	L+4.25%	(3) (4)	679	412	295
Citi Credit Facility	L+1.70%	0.50%	6,891	889	592
UBS Credit Facility	L+4.05%	n/a	10,557	297	53
Unsecured Notes	6.00%	n/a	6,283	126	-
Totals			$32,168	$2,806	$2,353

(1)	Interest rate is priced at one month's LIBOR with no LIBOR floor, plus a spread ranging between 1.75% and 2.50% per annum, depending on the composition of the portfolio of loans owned.

(2)	The non-usage fee per annum for the first nine months is 0.50%; thereafter, 0.50% for the first 20% of the unused balance and 2.0% for the unused balance that exceeds 20%.

(3)	The undrawn rate is 0.75%. The Facility is subject to minimum utilization of 82.5% of the loan amount measured quarterly. If the utilized portion of the loan amount is less than the foregoing, such thresholds shall bears interest at LIBOR + 4.25%.

(4)	On June 3, 2016, the Deutsche Bank Credit Facility was repaid and terminated.

(5)	Amortization of deferred financing costs.

(6)	Includes non-usage fees and custody fees.

The following table represents interest and debt fees for the year ended December 31, 2015:

	Year ended December 31, 2015
	Interest Rate	Non- Usage Rate	Interest Expense	Deferred Financing Costs (4)	Other Fees (5)
Wells Fargo Credit Facility	(1)	(2)	$6,983	$1,268	$737
Deutsche Bank Credit Facility	L+4.25%	(3)	1,256	328	676
Citi Credit Facility	L+1.70%	0.50%	5,385	902	706
UBS Credit Facility	L+3.90%	n/a	5,920	43	71
Unsecured Notes	n/a	n/a	2,156	36	-
Totals			$21,700	$2,577	$2,190

(1)	Interest rate is priced at one month's LIBOR with no LIBOR floor, plus a spread ranging between 1.75% and 2.50% per annum, depending on the composition of the portfolio of loans owned.

(2)	The non-usage fee per annum for the first nine months is 0.50%; thereafter, 0.50% for the first 20% of the unused balance and 2.0% for the unused balance that exceeds 20%.

(3)	The undrawn rate is 0.75%. The Facility is subject to minimum utilization of 82.5% of the loan amount measured quarterly. If the utilized portion of the loan amount is less than the foregoing, such thresholds shall bear interest at LIBOR + 4.25%.

(4)	Amortization of deferred financing costs.

(5)	Includes non-usage fees and custody fees.

F-56

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate fair value. The fair value of short-term financial instruments such as cash and cash equivalents, due to affiliates and accounts payable approximate their carrying value on the accompanying consolidated statements of assets and liabilities due to their short-term nature. The fair value of the Company's Unsecured Notes and 2022 Notes are derived from market indications provided by Bloomberg Finance L.P. at December 31, 2017 and December 31, 2016, respectively.

At December 31, 2017, the carrying amount of our secured borrowings approximated their fair value. The fair values of our debt obligations are determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of our borrowings are estimated based upon market interest rates for our own borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. As of December 31, 2017 and December 31, 2016, our borrowings would be deemed to be Level 3, as defined in Note 3.

The fair values of the Company’s remaining financial instruments that are not reported at fair value on the accompanying consolidated statements of assets and liabilities are reported below (amounts in thousands):

	Level	Carrying Amount at December 31, 2017	Fair Value at December 31, 2017
Wells Fargo Credit Facility	3	$188,051	$188,051
Citi Credit Facility	3	336,003	336,003
UBS Credit Facility	3	232,500	232,500
2022 Notes	3	149,175	148,811
Unsecured Notes	3	99,158	103,276
JPMC PB Account	n/a	36,262	36,262
		$1,041,149	$1,044,903

	Level	Carrying Amount at December 31, 2016	Fair Value at December 31, 2016
Wells Fargo Credit Facility	3	$298,152	$298,152
Citi Credit Facility	3	286,003	286,003
UBS Credit Facility	3	232,500	232,500
Unsecured Notes	3	98,842	98,125
		$915,497	$914,780

Note 6 - Commitments and Contingencies

Commitments

In the ordinary course of business, the Company may enter into future funding commitments. As of December 31, 2017, the Company had unfunded commitments on delayed draw term loans of $38.7 million, unfunded commitments on revolver term loans of $19.8 million and unfunded equity capital commitments of $6.0 million. As of December 31, 2016, the Company had unfunded commitments on delayed draw term loans of $35.7 million, unfunded commitments on revolver term loans of $24.7 million and unfunded equity capital commitments of $9.4 million. The unfunded commitments are disclosed in the Company's consolidated schedule of investments. The Company maintains sufficient cash on hand and available borrowings to fund such unfunded commitments.

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims and regulatory matters. The Company has no knowledge of material legal or regulatory proceedings pending or known to be contemplated against the Company at this time.

F-57

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Indemnifications

In the ordinary course of its business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, management feels that the likelihood of such an event is remote.

Guarantees

The Company has provided a guarantee to its controlled portfolio company, Park Ave RE Holdings, LLC, in connection with a secured loan whereby the Company will be responsible for certain liabilities of the portfolio company upon the occurrence of certain events (such as a bankruptcy or the incurrence of additional indebtedness in violation of the terms of the loan).

Note 7 - Economic Dependency

Under various agreements, the Company has engaged or will engage the Adviser and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations.

As a result of these relationships, the Company is dependent upon the Adviser and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 8 - Common Stock

On August 25, 2011, the Company had raised sufficient funds to break escrow on its IPO. On July 1, 2014, the Company's registration statement on Form N-2 (File No.333-193241) for its Follow-on was declared effective by the SEC. Simultaneously with the effectiveness of the registration statement of the Follow-on, the Company’s IPO terminated. Through December 31, 2017, the Company sold 195.7 million shares of common stock for gross proceeds of $2.1 billion, including the shares purchased by an affiliate of BSP and shares issued under the Company's DRIP. Following the time the Company's updated registration statement was declared effective on June 30, 2015, the Company issued shares for subscription agreements that had been accepted through that date. The Company is no longer issuing new shares except for DRIP shares. As of December 31, 2017, the Company had repurchased 16.0 million shares of common stock through its share repurchase program for payments of $143.6 million.

The following table reflects the common stock activity for the year ended December 31, 2017 (dollars in thousands except share amounts):

	Shares	Value
Shares Sold	-	$-
Shares Issued through DRIP	6,162,092	52,455
Share Repurchases	(3,548,885)	(30,212)
	2,613,207	$22,243

The following table reflects the common stock activity for the year ended December 31, 2016 (dollars in thousands except share amounts):

	Shares	Value
Shares Sold	1,165,501	$10,000
Shares Issued through DRIP	6,591,972	58,424
Share Repurchases	(9,778,710)	(85,844)
	(2,021,237)	$(17,420)

The following table reflects the common stock activity for the year ended December 31, 2015 (dollars in thousands except share amounts):

F-58

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

	Shares	Value
Shares Sold	16,586,551	$183,562
Shares Issued through DRIP	7,158,346	70,033
Share Repurchases	(2,136,909)	(21,459)
	21,607,988	$232,136

Note 9 - Share Repurchase Program

The Company intends to conduct semi-annual tender offers pursuant to its share repurchase program (“SRP”). The Company’s board of directors considers the following factors in making its determination regarding whether to cause the Company to offer to repurchase shares and under what terms:

•	the effect of such repurchases on the Company's qualification as a RIC (including the consequences of any necessary asset sales);

•	the liquidity of the Company's assets (including fees and costs associated with disposing of assets);

•	the Company's investment plans and working capital requirements;

•	the relative economies of scale with respect to the Company's size;

•	the Company's history in repurchasing shares or portions thereof;

•	the condition of the securities markets.

On March 8, 2016, the Company's board of directors amended the Company's SRP. The Company intends to conduct tender offers on a semi-annual basis, instead of on a quarterly basis as was done previously. The Company intends to continue to limit the number of shares to be repurchased in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 5.0% at each semi-annual tender offer. In addition, in the event of a stockholder’s death or disability, any repurchases of shares made in connection with a stockholder’s death or disability may be included within the overall limitation imposed on tender offers during the relevant redemption period, which provides that the Company may limit the number of shares to be repurchased during any redemption period to the number of shares of common stock the Company is able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period. The Company's three most recent tender offers were oversubscribed.

Offer Date	Repurchase Date	Shares Tendered	Shares Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (in thousands)
September 12, 2012	October 8, 2012	-	-	$9.71	$-
December 13, 2012	January 15, 2013	46,975	10,732	$9.90	$106.22
March 27, 2013	April 25, 2013	29,625	29,625	$10.18	$301.58
July 15, 2013	August 13, 2013	30,365	30,365	$10.18	$308.97
October 22, 2013	November 21, 2013	55,255	55,255	$10.36	$572.44
February 4, 2014	March 6, 2014	68,969	68,969	$10.36	$714.52
June 6, 2014	July 11, 2014	117,425	117,425	$10.36	$1,216.38
August 7, 2014	September 10, 2014	111,854	111,854	$10.36	$1,158.80
December 19, 2014	January 23, 2015	313,101	313,101	$10.36	$3,243.73

F-59

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

March 16, 2015	April 15, 2015	162,688	162,688	$10.36	$1,685.45
June 26, 2015	July 31, 2015	533,527	533,527	$9.72	$5,185.88
September 18, 2015	October 20, 2015	728,874	728,874	$9.53	$6,946.17
December 23, 2015	January 25, 2016	7,375,871	3,053,869	$9.22	$28,156.67
July 26, 2016	December 31, 2016	17,004,354	6,715,864	$8.58	$57,622.10
June 8, 2017	July 6, 2017	11,747,753	3,433,482	$8.52	$28,576.26
December 19, 2017	January 19, 2018	21,521,235	2,547,524	$8.31	$21,350.21

Share amounts in the table above represent amounts filed in the tender offer.

Through December 31, 2017, the Company had repurchased an aggregate of 16.0 million shares of common stock for payments of $143.6 million. As of December 31, 2016, the Company had repurchased 12.5 million shares of common stock for payments of $113.4 million. Amounts include additional shares tendered for death and disability as permitted.

Note 10 - Earnings Per Share

Basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. The Company had no potentially dilutive securities as of December 31, 2017, 2016 and 2015.

The following information sets forth the computation of the weighted average basic and diluted net increase in net assets per share resulting from operations for the years ended December 31, 2017, 2016 and 2015.

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2017	2016	2015
Basic and diluted
Net increase in net assets resulting from operations	$78,389	$94,402	$8,053
Weighted average common shares outstanding	179,179,656	180,215,713	172,208,186
Net increase in net assets resulting from operations per share	$0.44	$0.52	$0.05

Note 11 - Distributions

The Company’s board of directors has authorized, and has declared, cash distributions payable on a monthly basis to stockholders of record on each day since it commenced operations. From November 2013 until July 2017, the distribution rate has been $0.002378082 per day, which is equivalent to $0.868 per annum, per share of common stock, except for 2016 where the daily distribution rate was $0.002371585 per day to accurately reflect 2016 being a leap year. In July 2017, the board of directors reduced the distribution rate with respect to the Company's cash distributions to $0.001780822 per day, which is equivalent to $0.65 annually, per share of common stock.

The amount of each such distribution is subject to the discretion of the board of directors and applicable legal restrictions related to the payment of distributions. The Company calculates each stockholder’s specific distribution amount for the month using record and declaration dates and accrue distributions on the date the Company accepts a subscription for shares of the Company’s common stock. The distributions are payable by the fifth day following each month end to stockholders of record at the close of business each day during the prior month.

From time to time, the Company may also pay interim distributions at the discretion of its board of directors. The Company may fund its cash distributions to stockholders from any sources of funds available to it, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets and non-capital gains proceeds from the sale of

F-60

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

assets. The Company’s distributions may exceed its earnings, especially during the period before the Company has substantially invested the proceeds from its IPO and Follow-on. As a result, a portion of the distributions the Company will make may represent a return of capital for tax purposes. As of December 31, 2017, the Company had accrued $9.9 million in stockholder distributions that were unpaid. As of December 31, 2016, the Company had accrued $13.5 million in stockholder distributions that were unpaid.

The table below reflects the cash distributions per share that we have paid on our common stock since January 2015.

Record Date	Payment Date	Per share	Distributions Paid in Cash	Distributions Paid Through the DRIP	Total Distributions Paid
2015:
January 31, 2015	February 4, 2015	$0.07	$5,948	$5,797	$11,745
February 28, 2015	March 2, 2015	0.07	5,520	5,236	10,756
March 31, 2015	April 1, 2015	0.07	6,265	5,898	12,163
April 30, 2015	May 1, 2015	0.07	6,242	5,849	12,091
May 29, 2015	June 1, 2015	0.07	6,680	5,905	12,585
June 30, 2015	July 1, 2015	0.07	6,485	5,735	12,220
July 31, 2015	August 3, 2015	0.07	6,976	6,126	13,102
August 31, 2015	September 1, 2015	0.07	7,053	6,049	13,102
September 30, 2015	October 1, 2015	0.07	6,870	5,835	12,705
October 31, 2015	November 2, 2015	0.07	7,140	6,030	13,170
November 30, 2015	December 1, 2015	0.07	6,932	5,835	12,767
December 31, 2015	January 4, 2016	0.07	7,224	5,989	13,213
			$79,335	$70,284	$149,619
2016:
January 31, 2016	February 3, 2016	$0.07	$8,922	$4,298	$13,220
February 28, 2016	March 1, 2016	0.07	7,014	5,333	12,347
March 31, 2016	April 1, 2016	0.07	7,363	5,718	13,081
April 30, 2016	May 2, 2016	0.07	12,708	(2)	12,706
May 31, 2016	June 2, 2016	0.07	7,582	5,539	13,121
June 30, 2016	July 1, 2016	0.07	7,438	5,304	12,742
July 31, 2016	August 1, 2016	0.07	7,789	5,421	13,210
August 31, 2016	September 1, 2016	0.07	7,908	5,351	13,259
September 30, 2016	October 3, 2016	0.07	7,745	5,127	12,872
October 31, 2016	November 1, 2016	0.07	8,067	5,273	13,340
November 30, 2016	December 1, 2016	0.07	7,947	5,073	13,020
December 31, 2016	January 3, 2017	0.07	8,311	5,205	13,516
			$98,794	$57,640	$156,434
2017:
January 31, 2017	February 3, 2017	$0.07	$7,983	$5,081	$13,064
February 28, 2017	March 1, 2017	0.07	7,250	4,612	11,862
March 31, 2017	April 3, 2017	0.07	8,135	5,060	13,195
April 30, 2017	May 1, 2017	0.07	7,942	4,881	12,823
May 31, 2017	June 1, 2017	0.07	8,270	4,995	13,265
June 30, 2017	July 3, 2017	0.07	8,064	4,813	12,877
July 31, 2017	August 3, 2017	0.06	6,307	3,692	9,999
August 31, 2017	September 1, 2017	0.06	6,223	3,622	9,845
September 30, 2017	October 2, 2017	0.05	6,060	3,477	9,537

F-61

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

October 31, 2017	November 1, 2017	0.06	6,303	3,574	9,877
November 30, 2017	December 1, 2017	0.05	6,140	3,443	9,583
December 31, 2017	January 2, 2018	0.06	6,388	3,535	9,923
			$85,065	$50,785	$135,850

The Company has not established any limit on the extent to which it may use borrowings, if any, or proceeds from its IPO and Follow-on to fund distributions (which may reduce the amount of capital it ultimately invests in assets). There can be no assurance that the Company will be able to sustain distributions at any particular level.

Note 12 - Income Tax Information and Distributions to Stockholders

The Company has elected to be treated for federal income tax purposes as a RIC under the Code. Generally, a RIC is exempt from federal income taxes if it meets, certain quarterly asset diversification requirements, annual income tests, and distributes to stockholders its ‘‘investment company taxable income,’’ as defined in the Code, each taxable year. Distributions declared prior to the filing of the previous year's tax return and paid up to one year after the previous tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. The Company intends to make sufficient distributions to maintain its RIC status each year. The Company may also be subject to federal excise taxes of 4%.

A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus net realized short-term capital gains in excess of net realized long-term capital losses). If the Company's expenses in a given taxable year exceed gross taxable income (e.g., as the result of large amounts of equity-based compensation), it would incur a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to the RIC’s stockholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, realized capital losses in excess of realized capital gains) to offset the RIC’s investment company taxable income, but may carry forward such net capital losses, and use them to offset capital gains indefinitely. Due to these limits on the deductibility of expenses and net capital losses, the Company may for tax purposes have aggregate taxable income for several taxable years that it is required to distribute and that is taxable to stockholders even if such taxable income is greater than the aggregate net income the Company actually earned during those taxable years. Such required distributions may be made from the Company cash assets or by liquidation of investments, if necessary. The Company may realize gains or losses from such liquidations. In the event the Company realizes net capital gains from such transactions, the Company may receive a larger capital gain distribution than it would have received in the absence of such transactions.

The tax character of distributions for the fiscal years ended December 31, 2017, 2016 and 2015 were as follows (dollars in thousands):

	2017		2016		2015
Ordinary income distributions	$135,850	100.0%	$156,434	100.0%	$133,355	89.1%
Capital gains distributions	-	-	-	-	-	-%
Return of capital	-	-	-	-	16,264	10.9
Total distributions	$135,850	100.0%	$156,434	100.0%	$149,619	100.0%

For the years ended December 31, 2017, 2016 and 2015, the reconciliation of net increase in net assets resulting from operations to taxable income is as follows (dollars in thousands):

	2017	2016	2015
Book income from operating activities	$78,389	$94,402	$8,053

F-62

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Net unrealized (gain) loss on investments	(25,512)	2,267	105,748
Nondeductible expenses	1,619	1,140	1,671
Temporary differences	91,787	76,469	(4,872)
Taxable income before deductions for distributions paid	$146,283	$174,278	$110,600

As of December 31, 2017, 2016 and 2015, the components of accumulated gain and losses on a tax basis were as follows:

	2017	2016	2015
Undistributed ordinary income	$33,312	$46,797	$-
Undistributed long-term capital loss carryforward	(75,415)	(16,896)	(354)
Total undistributed net earnings (loss carryforward)	(42,103)	29,901	(354)
Net unrealized loss on investments	(216,881)	(231,229)	(115,116)
Total distributed (undistributed) taxable income	$(258,984)	$(201,328)	$(115,470)

As of December 31, 2017, the Company had capital loss carryforwards, with no expirations of $75.4 million available to offset future realized capital gains.

At December 31, 2017, gross unrealized appreciation and gross unrealized depreciation based on cost for federal income tax purposes are as follows:

December 31, 2017
Tax cost	$2,720,404
Gross unrealized appreciation	54,173
Gross unrealized depreciation	(271,054)
Total investments, at fair value	$2,503,523

During 2017, as a result of permanent book-to-tax differences, the Company made reclassifications among components of net assets as follows:

	Accumulated under distributed net investment income	Accumulated over distributed realized losses	Paid in capital
2017	$14,364	$(15,052)	$(689)

The differences were attributable to non-deductible expenses, investments in partnerships, controlled foreign corporations, certain debt investments and subsidiaries. Aggregate stockholders’ equity was not affected by this reclassification.

Tax information for the fiscal year ended December 31, 2017 is an estimate and will not be finally determined until the Company files its 2017 tax return.

The Company did not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740-10-25, Income Taxes (“ASC Topic 740”), nor did the Company have any unrecognized tax benefits as of the periods presented herein. The Company's 2016, 2015 and 2014 federal tax returns remain subject to examination by the Internal Revenue Service.

As of December 31, 2017, the Company had a deferred tax asset of $1.6 million and a deferred tax liability of $(3.6) million. Given the losses generated by certain entities, deferred tax assets have been offset by valuation allowances of $1.6 million. As of December 31, 2016, the Company had a deferred tax asset of $2.3 million and a deferred tax liability of $(2.6) million. Given the

F-63

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

losses generated by certain entities, deferred tax assets have been offset by valuation allowances of $2.2 million. As of December 31, 2015, the Company had a deferred tax asset of $2.1 million and a deferred tax liability of $(3.0) million. Given the losses generated by certain entities, deferred tax assets have been offset by valuation allowances of $2.1 million.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (“the Tax Act”) was signed into law. The Tax Act reduced the statutory income tax rate applicable to corporations from 35 percent to 21 percent. Additionally, the Tax Act makes changes regarding the use of net operating losses, repeals the corporate alternative minimum tax, restricts corporate deductibility of interest expense, and makes significant changes to the U.S. international tax rules. These changes affect the Company’s estimates of the current income tax expense and the deferred tax asset and liability balances used in the calculation of its net asset value.

The Company has assessed that the reduction in the corporate tax rate which did not have a significant impact on the Company’s net asset value. The Company will continue to assess the effects of the Tax Act on the deferred tax asset and liability balances and valuation allowances and continually assess the recoverability of their deferred tax assets based upon the weight of available evidence.

The deferred tax asset valuation allowance has been determined pursuant to the provisions of ASC Topic 740, including the Company's estimation of future taxable income, if necessary, and is adequate to reduce the total deferred tax asset to an amount that will more likely than not be realized.

As of December 31, 2017, the Company had differences between book basis and tax basis cost of investments of $121.9 million from investments classified as partnerships, passive foreign investment companies, or controlled foreign corporations for U.S. tax purposes and $(0.2) million from amortization of market discounts. As of December 31, 2016, the Company had differences between book basis and tax basis cost of investments of $112.3 million from investments classified as partnerships, passive foreign investment companies, or controlled foreign corporations for U.S. tax purposes and $(2.1) million from amortization of market discounts. As of December 31, 2015, the Company had differences between book basis and tax basis cost of investments of $3.1 million from investments classified as partnerships, passive foreign investment companies, or controlled foreign corporations for U.S. tax purposes and $(5.6) million from amortization of market discounts.

Note 13 - Financial Highlights

The following is a schedule of financial highlights for the years ended December 31, 2017, 2016, 2015, 2014 and 2013:

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2017	2016	2015	2014	2013
Per share data:
Net asset value, beginning of period	$8.62	$8.97	$9.74	$9.86	$9.41

Results of operations (1) Net investment income	0.59	0.67	0.66	0.71	0.36
Net realized and unrealized gain (loss) on investments, net of deferred taxes	(0.15)	(0.14)	(0.60)	(0.14)	0.33
Net realized and unrealized gain on total return swap	-	-	-	0.09	0.48
Net unrealized depreciation on minority interests	-	(0.01)	(0.01)	(0.01)	-
Net increase in net assets resulting from operations	0.44	0.52	0.05	0.65	1.17

F-64

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Stockholder distributions (2) Distributions from net investment income	(0.76)	(0.87)	(0.77)	(0.71)	(0.36)
Distributions from net realized gain on investments and total return swap	-	-	(0.01)	(0.16)	(0.49)
Return of capital	-	-	(0.09)	-	-
Net decrease in net assets resulting from stockholder distributions	(0.76)	(0.87)	(0.87)	(0.87)	(0.85)

Capital share transactions Issuance of common stock (3)	-	-	0.18	0.25	0.31
Repurchases of common stock	-	-	(0.12)	(0.04)	0.04
Offering costs	-	-	(0.01)	(0.11)	(0.22)
Net increase in net assets resulting from capital share transactions	-	-	0.05	0.10	0.13
Net asset value, end of period	$8.30	$8.62	$8.97	$9.74	$9.86
Shares outstanding at end of period	179,733,998	177,120,791	179,142,028	157,534,040	63,671,644
Total return (5)	5.24%	6.02%	0.67%	7.63%	14.12%
Ratio/Supplemental data:
Net assets, end of period (in thousands)	$1,494,516	$1,529,734	$1,610,485	$1,535,423	$627,903
Ratio of net investment income to average net assets (4)(7)	7.01%	7.64%	7.11%	7.41%	3.68%
Ratio of operating expenses to average net assets (4)(7)	7.68%	6.91%	5.08%	4.46%	5.14%
Ratio of incentive fees to average net assets (4)	1.30%	1.14%	0.41%	0.51%	1.98%
Ratio of debt related expenses to average net assets	2.90%	2.38%	1.65%	0.95%	0.63%
Portfolio turnover rate (6)	40.06%	24.99%	32.21%	89.03%	76.79%

(1)	The per share data was derived by using the weighted average shares outstanding during the period. Net investment income per share excluding the expense waiver and reimbursement equals $0.59 for the year ended December 31, 2017. Net investment income per share excluding the expense waiver and reimbursement equals $0.67 for the year ended December 31, 2016. Net investment income per share excluding the expense waiver and reimbursement equals $0.64 for the year ended December 31, 2015. Net investment income per share excluding the expense waiver and reimbursement equals $0.72 for the year ended December 31, 2014. Net investment income per share excluding the expense waiver and reimbursements equals $0.31 for the year ended December 31, 2013.

F-65

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

(2)	The per share data for distributions reflects the actual amount of distributions declared per share during the period.

(3)	The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of shares of common stock mainly from the Company's DRIP.

(4)	For the year ended December 31, 2017 and 2016, there was no expense waiver. For the year ended December 31, 2015, excluding the expense waiver and reimbursement, the ratio of net investment income, operating expenses, and incentive fees to average net assets is 6.89%, 5.30%, and 0.63%, respectively. For the year ended December 31, 2014, excluding the expense waiver and reimbursement, the ratio of net investment income, operating expenses, and incentive fees to average net assets is 7.53%, 4.58%, and 0.62%, respectively. For the year ended December 31, 2013, excluding the expense waiver and reimbursement, the ratio of net investment income, operating expenses, and incentive fees to average net assets is 3.17%, 5.66%, and 2.48% , respectively.

(5)	Total return is calculated assuming a purchase of shares of common stock at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the DRIP. The total return based on net asset value for the years ended December 31, 2017, December 31, 2016, December 31, 2015, December 31, 2014 and December 31, 2013, includes the effect of expense waivers and reimbursements which equaled 0.00%, 0.00%, 0.22%, 0.11% and 0.51%, respectively.

(6)	Portfolio turnover rate is calculated using the lesser of year-to-date purchases or sales over the average of the invested assets at fair value.

(7)	Offering cost are not included as an expense in the calculation of this ratio.

Note 14 - Selected Quarterly Data (Unaudited)

The following is the quarterly results of operations for the years ended December 31, 2017, 2016 and 2015. The operating results for any quarter are not necessarily indicative of results for any future period:

Quarter Ended	Total Investment Income	Net Investment Income	Net Realized and Unrealized Gain (Loss)	Net Increase (Decrease) In Net Assets Resulting from Operations	Net Investment Income per Share	Net Increase (Decrease) in Net Assets Resulting from Operations per Share	Net Asset Value per Common Share at End of Quarter
December 31, 2017	$56,042	$26,021	$999	$27,020	$0.15	$0.15	$8.30
September 30, 2017	54,845	26,530	(9,242)	17,288	0.15	0.10	8.31
June 30, 2017	56,261	26,690	(11,976)	14,714	0.15	0.08	8.38
March 31, 2017	56,672	26,770	(7,403)	19,367	0.15	0.11	8.52
December 31, 2016	52,929	27,228	18,689	45,917	0.15	0.25	8.62
September 30, 2016	62,239	31,560	(38,307)	(6,747)	0.18	(0.04)	8.58
June 30, 2016	57,573	27,659	7,288	34,947	0.15	0.20	8.84
March 31, 2016	56,918	33,531	(13,247)	20,284	0.19	0.11	8.86
December 31, 2015	38,316	17,544	(21,402)	(4,820)	0.10	(0.03)	8.97
September 30, 2015	51,974	31,490	(50,722)	(19,317)	0.18	(0.11)	9.22
June 30, 2015	55,675	31,573	(30,408)	1,067	0.19	0.01	9.53
March 31, 2015	49,881	33,549	(2,937)	31,123	0.21	0.19	9.72

F-66

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Note 15 - Senior Securities

Information about our senior securities (including debt securities and other indebtedness) is shown in the following table as of the years ended December 31, 2017, 2016, 2015, 2014, 2013. The Company had no senior securities outstanding as of December 31, 2010 or any prior fiscal years.

The following is a summary of the senior securities as of December 31, 2017 (dollars in thousands).

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Wells Fargo Credit Facility	$188,051	$-	$-	N/A
Citi Credit Facility	336,003	-	-	N/A
UBS Credit Facility	232,500	-	-	N/A
2022 Notes	149,175	-	-	N/A
Unsecured Notes	99,158	-	-	N/A
JPMC PB Account	36,262	-	-	N/A
	$1,041,149	$2,435	$-	N/A

The following is a summary of the senior securities as of December 31, 2016 (dollars in thousands).

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Wells Fargo Credit Facility	$298,152	$-	$-	N/A
Citi Credit Facility	286,003	-	-	N/A
UBS Credit Facility	232,500	-	-	N/A
Unsecured Notes	98,842	-	-	N/A
	$915,497	$2,671	$-	N/A

The following is a summary of the senior securities as of December 31, 2015 (dollars in thousands).

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Wells Fargo Credit Facility	$263,087	$-	$-	N/A
Deutsche Bank Credit Facility	-	-	-	N/A
Citi Credit Facility	270,625	-	-	N/A
UBS Credit Facility	210,000	-	-	N/A
Unsecured Notes	98,526	-	-	N/A
	$842,238	$2,912	$-	N/A

The following is a summary of the senior securities as of December 31, 2014 (dollars in thousands).

F-67

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Total Return Swap	$-	$-	$-	N/A
Wells Fargo Credit Facility	288,087	-	-	N/A
Deutsche Bank Credit Facility	60,000	-	-	N/A
Citi Credit Facility	270,625	-	-	N/A
	$618,712	$3,482	$-	N/A

The following is a summary of the senior securities as of December 31, 2013 (dollars in thousands).

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Total Return Swap	$216,106	$-	$-	N/A
Revolving Credit Facility	132,687	-	-	N/A
	$348,793	$2,800	$-	N/A

(1)	Asset coverage per unit is the ratio of the carrying value of the Company's total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.

(2)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “-” in this column indicates that the Securities and Exchange Commission expressly does not require this information to be disclosed for certain types of senior securities.

(3)	Not applicable because senior securities are not registered for public trading.

Note 16 - Schedules of Investments and Advances to Affiliates

The following table presents the Schedule of Investments and Advances to Affiliates as of December 31, 2017:

Portfolio Company (1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2016	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at December 31, 2017
Control Investments
California Resources Development JV, LLC - Preferred Equity	Equity/Other	$1,987	$-	$26,182	$-	$-	$802	$26,984
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (4)	Senior Secured First Lien Debt	-	19,708	-	-	-	(6,145)	13,563
Capstone Nutrition Common Stock (fka Integrity Nutraceuticals, Inc.) (4)	Equity/Other	-	-	-	-	-	-	-
Capstone Nutrition Class B and C Common Stock (fka Integrity Nutraceuticals, Inc.)	Equity/Other	-	-	-	-	-	-	-

F-68

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

(4)
Kahala Ireland OpCo Designated Activity Company (3)	Senior Secured First Lien Debt	19,245	149,409	140	(8,000)	-	-	141,549
Kahala Ireland OpCo Designated Activity Company - Common Equity (3)	Equity/Other	-	8,180	-	-	-	3,529	11,709
Kahala Ireland OpCo Designated Activity Company - Profit Participating Note (3)	Equity/Other	-	3,250	-	(48)	-	48	3,250

F-69

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Portfolio Company (1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2016	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at December 31, 2017
Kahala US OpCo LLC (4)	Senior Secured First Lien Debt	120	2,690	-	(2,690)	-	-	-
Kahala US OpCo LLC - Class A Preferred Units (4)	Equity/Other	-	4,000	-	(2,491)	(1,702)	193	-
NexSteppe Inc.	Senior Secured First Lien Debt	381	-	8,250	(185)	-	(8,065)	-
NexSteppe Inc.	Senior Secured First Lien Debt	-	-	1,500	-	-	(1,500)	-
NexSteppe Inc. - Series C Preferred Stock Warrant	Equity/Other	-	-	1,280	(1,000)	-	(280)	-
NMFC Senior Loan Program I, LLC	Equity/Other	6,782	-	47,057	-	-	3,748	50,805
Park Ave RE Holdings, LLC (2)	Subordinated Debt	4,902	37,192	-	-	-	-	37,192
Park Ave RE Holdings, LLC (2) - Common Shares	Equity/Other	-	6,564	-	-	-	6,114	12,678
Park Ave RE Holdings, LLC (2) - Preferred Shares	Equity/Other	946	23,645	-	-	-	-	23,645
South Grand MM CLO I, LLC	Equity/Other	2,223	-	28,382	-	-	522	28,904
Total Control Investments		$36,586	$254,638	$112,791	$(14,414)	$(1,702)	$(1,034)	$350,279

Affiliate Investments
Answers Corporation	Senior Secured First Lien Debt	$151	$-	$2,967	$(23)	$1	$(29)	2,916
Answers Corporation	Senior Secured First Lien Debt	(1)	-	17,064	(15,365)	(18,223)	16,524	-
Answers Corporation	Senior Secured First Lien Debt	1	-	2,954	(2,954)	-	-	-
Answers Corporation	Senior Secured Second Lien Debt	418	-	4,118	(35)	4	284	4,371
Answers Corporation	Equity/Other	-	-	11,361	-	-	2,870	14,231
B&M CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	277	16,772	-	(4,946)	-	978	12,804
Basho Technologies, Inc.	Senior Secured First Lien Debt	72	-	3,904	(3,967)	69	(6)	-
Basho Technologies, Inc.	Senior Secured First Lien Debt	-	-	918	-	-	(918)	-
Basho Technologies, Inc. - Series G Senior	Equity/Other	-	-	-	-	-	-	-

F-70

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Participating Preferred Stock Warrant
Basho Technologies, Inc. - Series G Senior Preferred Stock	Equity/Other	-	-	-	-	-	-	-
CVP Cascade CLO, LTD. Subordinated Notes	Collateralized Securities	3	8,868	-	(2,934)	-	(1,813)	4,121
CVP Cascade CLO-2, LTD. Subordinated Notes (7)	Collateralized Securities	191	11,593	-	(10,837)	(2,829)	2,073	-
Danish CRJ LTD.	Senior Secured First Lien Debt	-	20	-	(7)	-	(13)	-
Danish CRJ LTD.	Equity/Other	-	407	-	-	-	198	605
Figueroa CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	(103)	16,101	-	(3,520)	-	(73)	12,508
MidOcean Credit CLO II, LLC Income Notes	Collateralized Securities	2,380	22,419	-	(2,216)	-	448	20,651
MidOcean Credit CLO III, LLC Subordinated Notes	Collateralized Securities	715	23,341	-	(3,674)	-	(2,159)	17,508

Portfolio Company (1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2016	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at December 31, 2017
MidOcean Credit CLO IV, LLC Income Notes	Collateralized Securities	689	15,505	-	(1,871)	-	(1,422)	12,212
NewStar Arlington Senior Loan Program LLC Subordinated Notes	Collateralized Securities	4,930	24,491	-	(1,945)	-	2,893	25,439
NewStar Exeter Fund CLO - Debt	Collateralized Securities	1,106	8,455	162	-	-	43	8,660
NewStar Exeter Fund CLO - Equity	Collateralized Securities	1,645	20,579	-	(2,609)	-	(4,881)	13,089
NMFC Senior Loan Program I, LLC	Equity/Other	-	47,057	-	(47,057)	-	-	-
Ocean Trails CLO V, LTD. (7)	Collateralized Securities	48	29,144	-	(29,128)	906	(922)	-
OFSI Fund VI, Ltd. Subordinated Notes	Collateralized Securities	617	17,354	-	(5,007)	-	(2,185)	10,162
PennantPark Credit Opportunities Fund II, LP	Equity/Other	705	9,788	2,691	(2,691)	10	338	10,136
Related Fee Agreements (5)	Collateralized Securities	922	9,647	-	(3,607)	42	(2,165)	3,917
Silver Spring CLO, Ltd. Subordinated Notes	Collateralized Securities	94	12,007	-	(3,554)	-	1,910	10,363

F-71

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

South Grand MM CLO I, LLC	Equity/Other	-	28,382	-	(28,382)	-	-	-
Squan Holding Corp.	Senior Secured First Lien Debt	-	6,895	-	(6,895)	-	-	-
Squan Holding Corp. - Class A Common Stock	Equity/Other	-	-	-	-	-	-	-
Squan Holding Corp. - Series A Preferred Stock	Equity/Other	-	-	-	-	-	-	-
Tax Defense Network, LLC	Senior Secured First Lien Debt	1,075	-	18,682	(117)	1	(11,089)	7,477
Tax Defense Network, LLC - Common Equity	Equity/Other	-	-	-	-	-	-	-
Tennenbaum Waterman Fund, L.P.	Equity/Other	1,270	-	10,169	-	-	258	10,427
Twentyeighty, Inc. - First Lien Debt (TLA 3/20)	Senior Secured First Lien Debt	378	-	2,426	-	-	427	2,853
Twentyeighty, Inc. - First Lien Debt (TLB 3/20)	Senior Secured First Lien Debt	928	-	4,535	-	-	184	4,719
Twentyeighty, Inc. - First Lien Debt (TLC 3/20)	Senior Secured First Lien Debt	881	-	4,164	-	-	(425)	3,739
Twentyeighty, Inc. - Class A Common Equity	Equity/Other	-	-	-	-	-	-	-
Twentyeighty, Inc. - Revolver (TL 3/20)	Senior Secured First Lien Debt	2	-	-	-	-	-	-
THL Credit Greenway Fund II LLC	Equity/Other	957	12,850	-	(1,849)	-	372	11,373
WhiteHorse VIII, Ltd. CLO Subordinated Notes	Collateralized Securities	712	12,563	-	(2,859)	-	(943)	8,761
World Business Lenders, LLC - Preferred Stock	Equity/Other	-	-	4,441	-	-	(682)	3,759
Total Affiliate Investments		$21,063	$354,238	$90,556	$(188,049)	$(20,019)	$75	$236,801
Total Control & Affiliate Investments		$57,649	$608,876	$203,347	$(202,463)	$(21,721)	$(959)	$587,080

*	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

**	Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

(1)	The principal amount and ownership detail are shown in the consolidated schedules of investments.

(2)	This investment was not deemed significant under Regulation S-X as of December 31, 2016. However, financial information is provided for comparative purposes. As of December 31, 2017, Park Ave RE Holdings LLC had total assets and liabilities of

F-72

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

$134.6 million and $107.1 million, respectively. Total revenue and net income for the year ended December 31, 2017 was approximately $3.2 million and $0.5 million, respectively.

(3)	For the year ended December 31, 2016, the Company has determined that it must include audited financial statements of Kahala Ireland Opco Designated Activity Company because it is a controlled investment and is required to do so under SEC Rule 3-09. The audited financial statements are attached as Exhibit 99.1.

(4)	This investment was not deemed significant under Regulation S-X as of December 31, 2017.

(5)	Not all Related Fee Agreements shown on the consolidated schedules of investments are Affiliated Investments.

(6)	Gross of deferred taxes.

(7)	Investment no longer held as of December 31, 2017.

Dividends and interest for the year ended December 31, 2017 attributable to Controlled and Affiliated investments no longer held as of December 31, 2017 was $49 thousand.

Realized gain (loss) for the year ended December 31, 2017 attributable to Controlled Affiliated investments no longer held as of December 31, 2017 was $0.9 million.

Change in unrealized gain (loss) for the year ended December 31, 2017 attributable to Controlled and Affiliated investments no longer held as of December 31, 2017 was $(0.9) million, respectively.

The following table presents the Schedule of Investments and Advances to Affiliates as of December 31, 2016:

Portfolio Company (1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2015	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at December 31, 2016
Control Investments
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (4)	Senior Secured First Lien Debt	$713	$29,731	$8,933	$-	$-	$(18,956)	$19,708
Capstone Nutrition Common Stock (fka Integrity Nutraceuticals, Inc.) (4)	Equity/Other	-	-	-	-	-	-	-
Capstone Nutrition Class B and C Common Stock (fka Integrity Nutraceuticals, Inc.) (4)	Equity/Other	-	-	-	-	-	-	-
Kahala Ireland OpCo Designated Activity Company (3)	Senior Secured First Lien Debt	21,354	170,281	5,828	(26,700)	-	-	149,409
Kahala Ireland OpCo Designated Activity Company - Common Equity (3)	Equity/Other	-	29,428	-	-	-	(21,248)	8,180
Kahala Ireland OpCo Designated Activity Company - Profit Participating Note (3)	Equity/Other	-	3,250	-	(166)	-	166	3,250
Kahala US OpCo LLC	Senior Secured First	354	2,604	86	-	-	-	2,690

F-73

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Portfolio Company (1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2015	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at December 31, 2016
	Lien Debt
Kahala US OpCo LLC - Class A Preferred Units	Equity/Other	1	4,136	-	(250)	-	114	4,000
Park Ave RE Holdings, LLC (2)	Subordinated Debt	4,750	35,192	2,000	-	-	-	37,192
Park Ave RE Holdings, LLC (2) - Common Shares	Equity/Other	-	8,115	-	(587)	-	(964)	6,564
Park Ave RE Holdings, LLC (2) - Preferred Shares	Equity/Other	2,010	23,645	-	-	-	-	23,645
Total Control Investments		$29,182	$306,382	$16,847	$(27,703)	$-	$(40,888)	$254,638

Portfolio Company (1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2015	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at December 31, 2016
Affiliate Investments
B&M CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	$1,938	$19,169	$-	$(5,485)	$-	$3,088	$16,772
CVP Cascade CLO, LTD. Subordinated Notes	Collateralized Securities	981	11,114	-	(4,642)	-	2,396	8,868
CVP Cascade CLO-2, LTD. Subordinated Notes	Collateralized Securities	860	12,216	-	(5,349)	-	4,726	11,593
Danish CRJ LTD.	Senior Secured First Lien Debt	-	20	-	(13)	-	13	20
Danish CRJ LTD.	Equity/Other	-	1,034	-	-	-	(627)	407
Fifth Street Senior Loan Fund LLC 2015-1A Class F	Collateralized Securities	1,054	8,523	162	-	-	(230)	8,455
Fifth Street Senior Loan Fund I, LLC - 2015-1A Subordinated Notes	Collateralized Securities	2,919	23,566	-	(4,660)	-	1,673	20,579
Figueroa CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	1,199	16,112	-	(4,518)	-	4,507	16,101
MidOcean Credit CLO II, LLC	Collateralized Securities	2,463	23,603	-	(4,627)	-	3,443	22,419
MidOcean Credit CLO III, LLC	Collateralized Securities	3,516	23,748	-	(5,133)	-	4,726	23,341
MidOcean Credit CLO IV, LLC	Collateralized Securities	2,456	14,212	-	(2,488)	-	3,781	15,505
NMFC Senior Loan Program I, LLC	Equity/Other	7,466	45,994	-	-	-	1,063	47,057
NewStar	Collateralized	5,109	24,461	-	(3,405)	-	3,435	24,491

F-74

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

Portfolio Company (1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2015	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at December 31, 2016
Affiliate Investments
Arlington Senior Loan Program LLC Subordinated Notes	Securities
Ocean Trails CLO V, LTD.	Collateralized Securities	4,158	25,957	-	(3,266)	-	6,453	29,144
OFSI Fund VI, Ltd. Subordinated Notes	Collateralized Securities	2,577	20,205	-	(5,497)	-	2,646	17,354
PennantPark Credit Opportunities Fund II, LP	Equity/Other	650	9,082	2,691	(1,615)	180	(550)	9,788
Related Fee Agreements (5)	Collateralized Securities	1,434	11,679	-	(2,182)	-	150	9,647
South Grand MM CLO I, LLC	Equity/Other	2,234	29,155	-	-	-	(773)	28,382
Silver Spring CLO, Ltd.	Collateralized Securities	(229)	12,269	-	(3,609)	-	3,347	12,007
Squan Holding Corp.	Senior Secured First Lien Debt	-	-	20,421	(3,022)	(11,017)	513	6,895
Squan Holding Corp.	Senior Secured First Lien Debt	-	-	1,035	(1,045)	-	10	-
Squan Holding Corp. - Class A Common Stock	Equity/Other	-	-	-	-	(12)	12	-
Squan Holding Corp. - Series A Preferred Stock	Equity/Other	-	-	-	-	(1,139)	1,139	-
THL Credit Greenway Fund II LLC	Equity/Other	1,135	16,910	-	(2,912)	-	(1,148)	12,850
WhiteHorse VIII, Ltd. CLO Subordinated Notes	Collateralized Securities	1,659	13,955	-	(5,781)	-	4,389	12,563
Total Affiliate Investments		$43,579	$362,984	$24,309	$(69,249)	$(11,988)	$48,182	$354,238
Total Control & Affiliate Investments		$72,761	$669,366	$41,156	$(96,952)	$(11,988)	$7,294	$608,876

*	Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

**	Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

(1)	The principal amount and ownership detail are shown in the consolidated schedules of investments.

(2)	This investment was not deemed significant under Regulation S-X as of December 31, 2016. However, financial information is provided for comparative purposes. As of December 31, 2016, Park Ave RE Holdings LLC had total assets and liabilities of

F-75

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

$136.3 million and $110.2 million, respectively. Total revenue and net income for the year ended December 31, 2016 were approximately $13.4 million and $1.9 million, respectively.

(3)	This investment was not deemed significant under Regulation S-X as of December 31, 2016. However, financial information is provided for comparative purposes. As of December 31, 2016, Kahala Ireland OpCo Designated Activity Company had total assets and liabilities of $463.1 million and $463.8 million, respectively. Total revenue and net income for the year ended December 31, 2016 were approximately $93.4 million and $2.2 million, respectively.

(4)	This investment is deemed significant under Regulation S-X as of December 31, 2016. As of December 31, 2016, Capstone Nutrition had total assets and liabilities of $86.0 million and $101.5 million, respectively. Total revenue and net (loss) for the year ended December 31, 2016 were approximately $129.3 million and $(51.6) million, respectively.

(5)	Not all Related Fee Agreements shown on the consolidated schedules of investments are Affiliated Investments.

(6)	Gross of deferred taxes.

Note 17 - Subsequent Events

The Company has evaluated subsequent events through the filing of this Form 10-K and determined that there have been no events that have occurred that would require adjustments to the Company’s disclosures in the consolidated financial statements except for the following:

DRIP Sales

From January 1, 2018 through the filing of this Form 10-K, the Company has issued 1.2 million shares of common stock including shares issued pursuant to the DRIP. Total gross proceeds from these issuances including proceeds from shares issued pursuant to the DRIP were $10.2 million.

Share Repurchase Program

On December 19, 2017, the Company offered to purchase no less than 2,300,000 and up to approximately 3,000,000 shares of its common stock pursuant to its SRP at a price equal to $8.31 per share. The offer expired on January 19, 2018 (the “Expiration Date”). On the Expiration Date, the Company purchased 2,547,524 shares of its common stock for aggregate consideration of $21.4 million pursuant to the limitations of the SRP as detailed in Note 9.

F-76

PART I - FINANCIAL INFORMATION

Item 1. CONSOLIDATED FINANCIAL STATEMENTS

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(dollars in thousands except share and per share data)

	March 31,	December 31,
	2018	2017
ASSETS	(Unaudited)
Investments, at fair value:
Control Investments, at fair value (amortized cost of $356,539 and $374,888, respectively)	$328,163	$350,279
Affiliate Investments, at fair value (amortized cost of $248,859 and $296,884, respectively)	229,345	236,801
Non-affiliate Investments, at fair value (amortized cost of $2,086,102 and $1,926,856, respectively)	2,069,344	1,916,443
Investments, at fair value (amortized cost of $2,691,500 and $2,598,628, respectively)	2,626,852	2,503,523
Cash and cash equivalents	74,504	99,822
Interest and dividends receivable	21,398	21,542
Receivable for unsettled trades	4,130	21,409
Prepaid expenses and other assets	3,891	6,218
Total assets	$2,730,775	$2,652,514

LIABILITIES
Debt (net of deferred financing costs of $10,130 and $10,926, respectively)	$1,164,050	$1,030,223
Stockholder distributions payable	9,843	9,923
Management fees payable	9,955	9,932
Incentive fee on income payable	4,611	4,558
Accounts payable and accrued expenses	12,828	11,137
Payable for unsettled trades	41,984	80,547
Interest and debt fees payable	11,980	11,611
Payable for common stock repurchases	386	—
Directors' fees payable	74	67
Total liabilities	$1,255,711	$1,157,998
Commitments and contingencies (Note 6)

NET ASSETS
Preferred stock, $.001 par value, 50,000,000 shares authorized, none issued and outstanding	$—	$—
Common stock, $.001 par value, 450,000,000 shares authorized, 178,245,519 and 179,733,998 shares issued and outstanding, respectively	178	180
Additional paid in capital	1,740,413	1,752,793
Accumulated under distributed net investment income	30,896	33,469
Accumulated over distributed net realized gains	(231,757)	(197,348)
Net unrealized depreciation, net of deferred taxes	(67,168)	(97,399)
Total net assets attributable to Business Development Corporation of America	1,472,562	1,491,695
Net assets attributable to non-controlling interest	2,502	2,821
Total net assets	1,475,064	1,494,516

Total liabilities and net assets	$2,730,775	$2,652,514

Net asset value per share attributable to Business Development Corporation of America	$8.26	$8.30

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands except share and per share data)

(Unaudited)

	For the Three Months Ended March 31,
	2018	2017
Investment income:
From control investments
Interest income	$5,809	$6,154
Dividend income	3,083	473
Total investment income from control investments	8,892	6,627
From affiliate investments
Interest income	5,219	6,309
Dividend income	1,352	2,992
Fee and other income	2	—
Total investment income from affiliate investments	6,573	9,301
From non-affiliate investments
Interest income	41,353	38,895
Dividend income	113	380
Fee and other income	1,445	1,399
Total investment income from non-affiliate investments	42,911	40,674
Interest from cash and cash equivalents	128	70
Total invesment income	58,504	56,672

Operating expenses:
Management fees	9,955	9,538
Incentive fee on income	4,611	6,367
Interest and debt fees	13,450	9,850
Professional fees	1,132	1,480
Other general and administrative	2,464	1,625
Administrative services	199	203
Insurance	1	6
Directors' fees	273	195
Total expenses	32,085	29,264

Income tax expense, including excise tax	270	635

Net investment gain (loss) attributable to non-controlling interests	(5)	3

Net investment income	26,154	26,770

Realized and unrealized gain (loss):
Net realized gain (loss):
Control investments	394	—
Affiliate investments	(41,028)	970
Non-affiliate investments	6,199	(11,741)
Net realized gain on foreign currency transactions	26	—
Total net realized loss	(34,409)	(10,771)
Net change in unrealized appreciation (depreciation) on investments, net of deferred taxes
Control investments	(4,309)	(5,950)
Affiliate investments	40,570	745
Non-affiliate investments	(6,345)	8,781

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands except share and per share data)

(Unaudited)

	For the Three Months Ended March 31,
	2018	2017
Total net change in unrealized appreciation on investments, net of deferred taxes	29,916	3,576
Net change in unrealized appreciation (depreciation) attributable to non-controlling interests	315	(208)

Net realized and unrealized loss	(4,178)	(7,403)

Net increase in net assets resulting from operations	$21,976	$19,367

Per share information - basic and diluted
Net investment income	$0.15	$0.15
Net increase in net assets resulting from operations	$0.12	$0.11
Weighted average shares outstanding	179,247,608	178,215,971

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(dollars in thousands except share and per share data)

(Unaudited)

	For the Three Months Ended March 31,
	2018	2017
Operations:
Net investment income	$26,154	$26,770
Net realized loss from investments	(34,435)	(10,771)
Net realized gain on foreign currency transactions	26	—
Net change in unrealized appreciation on investments, net of deferred taxes	29,916	3,576
Net change in unrealized appreciation (depreciation) attributable to non-controlling interests	315	(208)
Net increase in net assets resulting from operations	21,976	19,367
Stockholder distributions:
Distributions	(28,727)	(38,176)
Net decrease in net assets from stockholder distributions	(28,727)	(38,176)
Capital share transactions:
Reinvestment of stockholder distributions	10,167	14,898
Repurchases of common stock	(22,549)	(898)
Net (decrease) increase in net assets from capital share transactions	(12,382)	14,000
Total decrease in net assets, before non-controlling interest	(19,133)	(4,809)
(Decrease) increase in non-controlling interest	(319)	211
Total decrease in net assets	(19,452)	(4,598)
Net assets at beginning of period	1,494,516	1,529,734
Net assets at end of period	$1,475,064	$1,525,136

Net asset value per common share attributable to Business Development Corporation of America	$8.26	$8.52
Common shares outstanding at end of period	178,245,519	178,750,498

Accumulated under distributed net investment income	$30,896	$37,538
Accumulated over distributed net realized gains	$(231,757)	$(139,932)

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

(Unaudited)

	For the Three Months Ended March 31,
	2018	2017
Operating activities:
Net increase in net assets resulting from operations	$21,976	$19,367
Adjustments to reconcile net increase in net assets from operations to net cash used in operating activities:
Payment-in-kind interest income	(1,410)	(1,597)
Net accretion of discount on investments	(2,147)	(2,163)
Amortization of deferred financing costs	796	527
Amortization of discount on unsecured notes	119	78
Sales and repayments of investments	160,643	202,845
Purchases of investments	(284,392)	(171,177)
Net realized loss from investments	34,435	10,771
Net realized gain on foreign currency transactions	(26)	—
Net unrealized appreciation on investments, gross of deferred taxes	(30,458)	(3,821)
(Increase) decrease in operating assets:
Interest and dividends receivable	144	5,114
Receivable for unsettled trades	17,279	(27,658)
Prepaid expenses and other assets	2,326	(1,447)
Increase (decrease) in operating liabilities:
Management fees payable	23	(33)
Incentive fee on income payable	53	3,230
Accounts payable and accrued expenses	1,691	1,670
Payable for unsettled trades	(38,563)	(47,339)
Interest and debt fees payable	369	(1,234)
Directors' fees payable	7	(42)
Net cash used in operating activities	(117,135)	(12,909)

Financing activities:
Repurchases of common stock	(22,162)	(57,647)
Proceeds from debt	132,912	31,874
Payments of financing costs	—	(4)
Stockholder distributions	(18,640)	(23,544)
(Decrease) increase in non-controlling interest	(319)	211
Net cash provided by (used in) financing activities	91,791	(49,110)

Net decrease in cash and cash equivalents	(25,344)	(62,019)
Effect of foreign currency exchange rates	26	—
Cash and cash equivalents, beginning of period	99,822	189,270
Cash and cash equivalents, end of period	$74,504	$127,251

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

(Unaudited)

	For the Three Months Ended March 31,
	2018	2017
Supplemental information:
Interest paid during the period	$12,133	$10,357
Taxes, including excise tax, paid during the period	$16	$18
Distributions reinvested	$10,167	$14,898

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

March 31, 2018 (Unaudited)

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)

Senior Secured First Lien Debt - 128.9% (b)
Abaco Systems Holding Corp. (c) (i)	Business Services	L+6.00% (8.34%), 12/7/2021	$23,638	$23,284	$23,094	1.6%
ABC Financial Intermediate, LLC (j)	Media	L+4.25% (5.94%), 1/2/2025	7,739	7,702	7,797	0.5%
Ability Networks Inc. (j)	Health Care Providers & Services	L+3.75% (5.54%), 12/13/2024	13,573	13,508	13,573	0.9%
Adams Publishing Group, LLC (c) (i)	Media	L+7.00% (9.30%), 11/3/2020	15,357	15,235	15,357	1.0%
Adams Publishing Group, LLC (c)	Media	L+7.00% (9.30%), 11/3/2020	4,432	4,432	4,432	0.3%
Aleris International, Inc. (x)	Metals & Mining	9.50%, 4/1/2021	2,882	3,035	2,999	0.2%
Alvogen Pharma US, Inc. (j)	Health Care	L+5.00% (6.88%), 4/2/2022	13,857	13,758	13,875	0.9%
AMI Entertainment Network, LLC (c) (f) (i)	Hotels, Restaurants & Leisure	L+6.00% (7.69%), 7/21/2022	14,539	14,289	14,285	1.0%
Amports, Inc. (c) (m)	Transportation Infrastructure	L+5.00% (6.88%), 5/19/2020	14,876	14,837	14,876	1.0%
Amteck, LLC (c) (i)	Commercial Services & Supplies	L+6.50% (8.81%), 7/2/2020	20,545	20,384	20,545	1.4%
Amteck, LLC (c)	Commercial Services & Supplies	L+6.50% (8.81%), 7/2/2020	5,000	5,000	5,000	0.3%
Answers Corporation (c) (p)	Technology	L+5.00% (6.88%), 4/15/2021	2,999	2,942	2,909	0.2%
AP Gaming I, LLC (i) (j)	Gaming/Lodging	L+4.25% (6.13%), 2/15/2024	33,507	33,443	33,884	2.3%
AP NMT Acquisition B.V. (m)	Media	L+5.75% (8.06%),8/13/2021	6,620	6,639	6,616	0.4%
APCO Holdings (c) (i)	Diversified Consumer Services	L+6.00% (7.88%), 1/29/2022	3,642	3,570	3,568	0.2%
Applied Merchant Systems West Coast, Inc. (c) (m)	Diversified Financial Services	L+11.50% (13.20%), 10/26/2020	18,597	18,401	17,295	1.2%
Applied Merchant Systems West Coast, Inc. (c) (m)	Diversified Financial Services	L+11.50% (13.20%), 10/26/2020	6,500	6,432	6,045	0.4%
AqGen Ascensus Inc. (c) (j)	Technology	L+3.50% (5.80%), 12/3/2022	19,588	19,588	19,588	1.3%
AqGen Ascensus Inc. (c) (f)	Technology	L+3.50% (5.80%), 12/3/2022	3,704	3,696	3,704	0.3%
Avatar Purchaser, Inc. (c) (m)	Business Services	L+7.50% (10.00%), 11/17/2025	11,716	11,381	11,530	0.8%
Avaya Holdings Corp. (j)	Communications Equipment	L+4.75% (6.54%), 12/15/2024	26,581	26,334	26,748	1.8%
BCP Raptor, LLC (j)	Energy Equipment & Services	L+4.25% (6.04%), 6/24/2024	19,935	19,757	20,035	1.4%
BCP Renaissance, LLC (j)	Energy Equipment & Services	L+4.00% (5.77%), 10/31/2024	8,472	8,432	8,507	0.6%
BDS Solutions Group, LLC (c) (i) (m)	Business Services	L+8.75% (11.06%), 6/1/2021	32,399	31,934	32,399	2.2%
BDS Solutions Group, LLC (c)	Business Services	L+8.75% (11.06%), 6/1/2021	2,831	2,789	2,831	0.2%
Beaver-Visitec International Holdings, Inc. (c) (j)	Health Care	L+5.00% (7.30%), 8/21/2023	6,563	6,563	6,562	0.4%
Black Mountain Sand, LLC (c) (f)	Energy Equipment & Services	L+9.00% (10.69%), 11/30/2021	13,050	12,871	12,869	0.9%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

March 31, 2018 (Unaudited)

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Black Mountain Sand, LLC (c)	Energy Equipment & Services	L+9.00% (10.81%), 11/30/2021	$6,525	$6,428	$6,434	0.4%
Blount International, Inc. (j)	Commercial Services & Supplies	L+4.25% (5.92%), 4/12/2023	12,500	12,471	12,656	0.9%
California Resources Corp. (m)	Metals & Mining	L+4.75% (6.57%), 12/31/2022	12,259	12,023	12,424	0.8%
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (c) (l) (o) (t)	Food Products	L+12.50% (13.88%), 9/25/2020	21,208	16,406	2,969	0.2%
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (c) (l) (o) (t)	Food Products	L+12.50% (13.88%), 9/25/2020	49,012	33,647	6,862	0.5%
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (c) (l) (o) (t)	Food Products	L+12.50% (13.88%) 4/28/2019	2,934	2,829	2,876	0.2%
Catapult Learning, LLC (c) (i) (m)	Diversified Consumer Services	L+6.50% (8.27%), 7/16/2020	26,776	26,530	25,571	1.7%
CCW, LLC (c) (f) (i)	Hotels, Restaurants & Leisure	L+7.00% (8.94%), 3/21/2021	27,750	27,466	27,750	1.9%
Central Security Group, Inc. (c) (i) (j)	Commercial Services & Supplies	L+5.63% (7.50%), 10/6/2021	25,228	24,954	25,102	1.7%
Chicken Soup for the Soul Publishing, LLC (c)	Media	L+6.25% (7.92%), 1/8/2019	27,386	27,333	24,236	1.6%
Chloe Ox Parent, LLC (j)	Health Care Providers & Services	L+5.00% (7.30%), 12/23/2024	10,768	10,664	10,876	0.7%
Clarion Events, Ltd (c) (j)	Business Services	L+5.00% (6.77%), 3/22/2025	5,817	5,701	5,701	0.4%
Clover Technologies Group, LLC (j)	Commercial Services & Supplies	L+4.50% (6.38%), 5/8/2020	13,512	13,465	10,488	0.7%
Community Care Health Network, LLC (c) (j)	Health Care	L+4.75% (6.74%), 2/16/2025	2,686	2,679	2,703	0.2%
CONSOL Energy Inc. (j)	Metals & Mining	L+6.00% (7.99%), 11/28/2022	3,232	3,171	3,311	0.2%
Contura Energy Inc. (j)	Energy Equipment & Services	L+5.00% (6.88%), 3/18/2024	7,472	7,408	7,449	0.5%
ConvergeOne Holdings Corp. (c) (j)	Technology	L+4.75% (6.63%), 6/20/2024	16,434	16,287	16,434	1.1%
Corfin Industries LLC (c) (f)	Industrials	L+6.50% (8.49%), 2/15/2024	8,615	8,446	8,443	0.6%
Corfin Industries LLC (c) (f)	Industrials	L+6.50% (8.49%), 2/15/2024	48	48	47	0.1%
Cvent, Inc. (j)	Internet Software & Services	L+3.75% (5.63%), 11/29/2024	16,436	16,337	16,518	1.1%
DigiCert, Inc (j)	Internet Software & Services	L+4.75% (6.52%), 10/31/2024	10,800	10,749	10,915	0.7%
Eagle Rx, LLC (c) (i)	Health Care Providers & Services	L+4.00% (5.91%) 8/15/2019	27,157	27,085	27,157	1.8%
Elo Touch Solutions, Inc (c) (j)	Technology	L+6.00% (8.00%), 10/31/2023	3,542	3,508	3,542	0.2%
ERG Holding Company (c) (i) (m)	Health Care Providers & Services	L+6.75% (9.07%), 4/4/2019	33,923	33,722	33,923	2.3%
ERG Holding Company (c) (f)	Health Care Providers & Services	L+6.75% (9.07%), 4/4/2019	188	188	188	0.1%
Everi Payments, Inc. (j)	Hotels, Restaurants & Leisure	L+3.50% (5.49%), 5/9/2024	10,628	10,613	10,694	0.7%
Excelitas Technologies Corp. (j)	Electronic Equipment, Instruments & Components	L+3.50% (5.16%), 12/2/2024	9,975	9,951	10,058	0.7%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

March 31, 2018 (Unaudited)

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Frontier Communications (m)	Diversified Telecommunications Services	L+3.75% (5.63%), 6/15/2024	$5,541	$5,468	$5,461	0.4%
Genesys Telecommunications Laboratories, Inc. (j)	Diversified Telecommunication Services	L+3.50% (5.80%), 12/1/2023	24,689	24,387	24,828	1.7%
Greenwave Holdings, Inc. (c) (d) (l)	Internet Software & Services	13.00%, 7/8/2019	10,278	10,245	9,765	0.7%
GTCR Valor Companies, Inc. (j)	Internet Software & Services	L+3.25% (5.13%), 6/16/2023	9,950	9,928	10,027	0.7%
HC Group Holdings III, Inc. (j)	Health Care	L+5.00% (6.88%), 4/7/2022	14,743	14,542	14,909	1.0%
Hexion Inc. (x)	Chemicals	10.38%, 2/1/2022	920	920	890	0.1%
Hexion Inc. (x)	Chemicals	6.63%, 4/15/2020	6,689	6,025	6,237	0.4%
ICR Operations, LLC (c) (i)	Business Services	L+5.50% (7.79%), 3/26/2025	13,670	13,397	13,397	0.9%
ICR Operations, LLC (c) (f)	Business Services	L+5.50% (7.79%),3/26/2024	165	162	162	0.1%
Ideal Tridon Holdings, Inc. (c) (m)	Commercial Services & Supplies	L+5.50% (8.07%), 7/31/2023	23,857	23,433	23,430	1.6%
Ideal Tridon Holdings, Inc. (c) (f)	Commercial Services & Supplies	L+5.50% (8.07%), 7/31/2022	546	513	537	0.1%
Indivior Finance S.A.R.L. (i)	Health Care	L+4.50% (6.42%), 12/18/2022	6,965	6,932	6,974	0.5%
InMotion Entertainment Group, LLC (c) (i)	Specialty Retail	L+7.25% (9.57%), 10/1/2021	13,153	13,112	13,153	0.9%
InMotion Entertainment Group, LLC (c) (f) (i)	Specialty Retail	L+7.75% (10.07%), 10/1/2021	322	322	322	0.1%
Intelsat S.A. (m)	Diversified Telecommunication Services	L+4.50% (6.46%), 1/2/2024	665	665	682	0.1%
Intelsat S.A. (m)	Diversified Telecommunication Services	L+4.50% (6.46%), 1/2/2024	2,211	2,211	2,236	0.2%
Internap Corporation (c) (j) (m)	Communications Equipment	L+5.75% (7.65%), 4/6/2022	20,158	20,040	20,220	1.4%
IPC Corp. (j)	Diversified Telecommunication Services	L+4.50% (6.27%), 8/6/2021	3,784	3,730	3,703	0.3%
Iridium Communications, Inc. (x)	Diversified Telecommunications Services	10.25%, 4/15/2023	3,536	3,536	3,633	0.2%
Jackson Hewitt, Inc. (j)	Diversified Consumer Services	L+7.00% (8.77%), 7/30/2020	6,515	6,454	6,466	0.4%
K2 Pure Solutions NoCal, L.P. (c) (i)	Chemicals	L+6.00% (7.88%), 2/19/2021	6,500	6,450	6,500	0.4%
Kahala Ireland OpCo Designated Activity Company (a) (c) (l) (o)	Aerospace & Defense	L+8.00% (13.00%),12/23/2028	141,549	141,549	141,549	9.6%
Kissner Milling Co. Ltd. (x)	Chemicals	8.38%, 12/1/2022	21,199	21,516	21,755	1.5%
Lakeland Tours, LLC (f)	Diversified Consumer Services	L+4.00% (6.12%), 12/15/2024	5,634	5,620	5,690	0.4%
LenderLive Services, LLC (c)	Business Services	L+12.00% (13.85%), 8/11/2020	10,000	9,881	10,000	0.7%
Lightsquared LP (l)	Diversified Telecommunications Services	L+8.75% (10.78%), 12/7/2020	11,606	10,932	10,155	0.7%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

March 31, 2018 (Unaudited)

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Lionbridge Technologies, Inc. (c) (i)	Business Services	L+5.50% (7.38%), 2/28/2024	$13,729	$13,671	$13,670	0.9%
Loparex International Holding B.V. (c) (j)	Industrials	L+4.25% (6.59%), 4/11/2025	2,003	1,993	1,993	0.1%
MCS Acquisition Corp. (c) (j)	Professional Services	L+4.75% (6.63%), 5/18/2024	14,261	14,206	14,261	1.0%
Medallion Midland Acquisition, L.P. (j)	Energy Equipment & Services	L+3.25% (5.13%), 11/13/2024	4,439	4,428	4,428	0.3%
Medical Depot Holdings, Inc. (c) (i)	Health Care	L+5.50% (7.80%), 1/3/2023	19,644	18,224	18,192	1.2%
Michael Baker International, LLC (c) (j)	Business Services	L+4.50% (6.34%), 11/21/2022	5,607	5,555	5,610	0.4%
Midwest Can Company, LLC (c) (f) (i)	Energy Equipment & Services	L+6.75% (8.63%), 1/26/2022	5,054	4,986	5,075	0.3%
MMM Holdings, LLC (c) (f) (i)	Health Care	L+6.25% (8.37%), 3/15/2023	20,578	20,170	20,166	1.4%
Monitronics International, Inc. (j)	Diversified Consumer Services	L+5.50% (7.80%), 9/30/2022	11,850	11,872	11,517	0.8%
Montreign Operating Company, LLC (c) (m)	Hotels, Restaurants & Leisure	L+8.25% (10.13%), 1/24/2023	27,161	26,753	26,951	1.8%
Mood Media Corporation (c) (m)	Business Services	L+7.25% (9.55%), 6/28/2022	13,806	13,549	13,520	0.9%
Motion Recruitment Partners, LLC (c) (f) (i)	Professional Services	L+6.00% (7.89%), 2/13/2020	17,069	16,917	17,069	1.2%
Murray Energy Holdings Co. (j)	Energy Equipment & Services	L+7.25% (9.55%), 4/16/2020	11,340	11,028	9,582	0.6%
National Technical Systems, Inc. (c) (i)	Professional Services	L+6.25% (7.91%), 6/12/2021	16,469	16,383	15,481	1.0%
Navitas Midstream Midland Basin, LLC (j)	Energy Equipment & Services	L+4.50% (6.40%), 12/13/2024	8,461	8,424	8,445	0.6%
New Star Metals, Inc. (c) (m)	Business Services	L+9.50% (11.80%), 12/22/2021	24,328	23,921	24,357	1.7%
NexSteppe Inc. (c) (l) (t)	Chemicals	12.00%, 9/30/2018	1,835	1,750	—	—%
NexSteppe Inc. (c) (l) (t)	Chemicals	12.00%, 9/30/2018	12,362	10,453	—	—%
Noosa Acquirer, Inc. (c) (i) (m)	Food Products	L+5.25% (7.14%), 11/21/2020	25,000	24,834	25,000	1.7%
NTM Acquisition Corp. (c) (i)	Media	L+6.25% (8.55%), 6/7/2022	18,434	18,256	18,341	1.2%
Office Depot, Inc. (j)	Specialty Retail	L+7.00% (8.71%), 11/8/2022	8,902	8,735	9,046	0.6%
Optiv, Inc. (j)	Business Services	L+3.25% (5.13%), 2/1/2024	4,443	4,227	4,282	0.3%
Orchid Underwriters Agency, LLC (c) (f) (i)	Insurance Broker	L+5.00% (7.30%), 3/17/2022	18,480	18,334	18,480	1.3%
ORG Chemical Holdings, LLC (c) (i) (w)	Chemicals	L+5.75% (8.05%), 6/30/2022	27,752	27,281	27,275	1.8%
ORG GC Holdings, LLC (c) (i) (w)	Business Services	L+6.00% (8.80%), 7/31/2022	25,485	25,154	25,024	1.7%
Peabody Energy Corp. (j)	Metals & Mining	L+3.50% (5.38%), 3/31/2022	2,608	2,602	2,611	0.2%
PeopLease Holdings, LLC (c) (i)	Commercial Services & Supplies	L+9.00% (11.31%), 2/26/2021	20,000	19,882	15,000	1.0%
PGX Holdings, Inc. (c) (j)	Transportation Infrastructure	L+5.25% (7.13%), 9/29/2020	12,456	12,413	12,083	0.8%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

March 31, 2018 (Unaudited)

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Premier Dental Services, Inc. (i) (j)	Health Care	L+4.50% (6.38%), 6/30/2023	$32,935	$32,693	$33,182	2.2%
Premier Global Services, Inc. (j)	Diversified Telecommunication Services	L+6.50% (8.29%), 12/8/2021	9,229	8,985	9,187	0.6%
Pre-Paid Legal Services, Inc. (c) (j)	Diversified Consumer Services	L+5.25% (7.13%), 7/1/2019	11,010	11,023	11,010	0.7%
Pride Plating, Inc. (c) (i)	Aerospace & Defense	L+5.50%, (7.80%), 6/13/2019	8,259	8,238	8,176	0.6%
PSKW, LLC (c) (i)	Health Care Providers & Services	L+4.25% (6.55%), 11/25/2021	1,564	1,554	1,564	0.1%
PSKW, LLC (c) (m)	Health Care Providers & Services	L+8.26% (10.56%), 11/25/2021	17,750	17,533	17,750	1.2%
PSKW, LLC (c) (m)	Health Care Providers & Services	L+8.26% (10.56%), 11/25/2021	1,972	1,936	1,972	0.1%
PT Network, LLC (c) (i)	Health Care	L+5.50% (7.21%), 11/30/2021	16,892	16,768	16,630	1.1%
PT Network, LLC (c) (f)	Health Care	L+4.50% (9.25%), 11/30/2021	658	658	648	0.1%
Pure Barre, LLC (c) (i) (m)	Hotels, Restaurants & Leisure	L+7.00% (8.88%), 6/11/2020	25,623	25,426	25,239	1.7%
Pure Barre, LLC (c)	Hotels, Restaurants & Leisure	L+7.00% (8.88%), 6/11/2020	500	500	493	0.1%
Quorum Health Corporation (j)	Health Care	L+6.75% (8.63%),4/29/2022	4,308	4,399	4,394	0.3%
Resco Products, Inc. (c) (i)	Metals & Mining	L+6.25% (7.90%), 3/7/2020	10,000	10,000	9,750	0.7%
Sage Automotive Holdings, Inc. (c) (j)	Auto Components	L+5.00% (6.88%), 11/8/2022	18,414	18,282	18,414	1.2%
SHO Holding II Corporation (c) (j)	Specialty Retail	L+5.00% (6.79%), 10/27/2022	9,745	9,680	8,771	0.6%
Skillsoft Corp. (j) (m)	Technology	L+4.75% (6.63%), 4/28/2021	17,134	16,409	16,515	1.1%
Squan Holding Corp. (c)	Diversified Telecommunication Services	L+6.00% (8.31%), 10/10/2019	16,878	14,824	13,502	0.9%
SSH Group Holdings, Inc. (c) (i)	Diversified Consumer Services	L+5.00% (7.45%), 10/2/2024	6,073	6,016	6,061	0.4%
Steel City Media (c)	Media	L+4.75% (8.25%),3/29/2020	37,956	37,956	37,576	2.5%
Stepstone Group LP (c) (i)	Financial Services	L+4.00% (5.90%), 3/27/2025	2,932	2,917	2,917	0.2%
Subsea Global Solutions, LLC (c) (f) (i)	Business Services	L+7.00% (9.30%), 3/29/2023	8,475	8,306	8,306	0.6%
SunGard Availability Services Capital, Inc. (j)	IT Services	L+10.00% (11.88%), 10/1/2022	3,430	3,421	3,374	0.2%
Tax Defense Network, LLC (c) (l) (t)	Diversified Consumer Services	L+13.00% (15.31%), 8/28/2019	30,602	26,532	7,713	0.5%
Thoughtworks, Inc. (c) (j)	Business Services	L+4.50% (6.38%), 10/12/2024	4,420	4,410	4,420	0.3%
Tillamook Country Smoker, LLC (c) (i)	Food Products	L+5.75% (7.64%), 5/19/2022	10,244	10,117	10,116	0.7%
Tillamook Country Smoker, LLC (c) (f)	Food Products	L+5.75% (7.49%), 5/19/2022	809	809	799	0.1%
Traverse Midstream Partners, LLC (j)	Energy Equipment & Services	L+4.00% (5.85%), 9/27/2024	6,352	6,322	6,384	0.4%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

March 31, 2018 (Unaudited)

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Trilogy International Partners, LLC (x)	Diversified Telecommunication Services	8.88%, 5/1/2022	$14,875	$14,813	$15,247	1.0%
Trojan Battery Company, LLC (j)	Auto Components	L+4.75% (6.69%), 6/12/2021	10,451	10,402	10,451	0.7%
Turning Tech LLC (c) (i)	Software	L+9.75% (12.06%), 6/30/2020	20,669	20,509	18,602	1.3%
Twenty Eighty, Inc. (c) (f) (l) (p)	Media	8.00%, 3/31/2020	6,357	4,748	6,229	0.4%
Twenty Eighty, Inc. (c) (f) (l) (p)	Media	L+8.00% (10.30%), 3/31/2020	2,887	2,448	2,887	0.2%
Twenty Eighty, Inc. (c) (f) (l) (p)	Media	9.00%, 3/31/2020	5,880	4,424	5,762	0.4%
United Central Industrial Supply Company, LLC (c) (i) (j)	Commercial Services & Supplies	L+7.25% (9.13%), 10/9/2018	8,481	8,467	8,072	0.5%
USF S&H Holdco, LLC (c) (f) (i)	Hotels, Restaurants & Leisure	L+5.75% (7.93%), 3/19/2024	24,245	23,883	23,881	1.6%
US Salt, LLC (c) (i) (m)	Food Products	L+4.75% (6.63%), 12/1/2023	5,189	5,139	5,135	0.3%
US Salt, LLC (c) (f)	Food Products	L+4.75% (6.63%), 12/1/2023	1,254	1,254	1,241	0.1%
VCVH Holding Corp. (c) (i) (j)	Health Care	L+5.00% (7.31%), 6/1/2023	26,034	25,901	26,224	1.8%
Veritas US Inc. (j)	Technology	L+4.50% (6.80%), 1/27/2023	14,981	15,020	14,911	1.0%
Veritas US Inc. (x)	Technology	10.50%, 2/1/2024	15,393	15,199	14,396	1.2%
VetCor Professional Practices LLC (c) (f) (i)	Diversified Consumer Services	L+6.25% (8.56%), 4/20/2021	17,987	17,908	17,808	1.0%
Von Drehle Corporation (c) (i) (m)	Life Sciences Tools & Services	L+7.50% (9.19%), 3/6/2023	26,045	25,679	25,751	1.7%
Xplornet Communications, Inc. (a) (j)	Diversified Telecommunication Services	L+4.00% (6.30%), 9/9/2021	13,094	13,023	13,119	0.9%
Sub Total Senior Secured First Lien Debt				$1,982,847	$1,900,969	128.9%

Senior Secured Second Lien Debt - 16.1% (b)
Anchor Glass Container Corporation (c) (m)	Containers & Packaging	L+7.75% (9.49%), 12/7/2024	$20,000	$19,833	$19,194	1.3%
Answers Corporation (c) (p)	Technology	L+7.90% (9.00%), 9/15/2021	4,663	4,116	4,360	0.3%
Astro AB Merger Sub, Inc. (m)	Diversified Financial Services	L+7.50% (9.27%), 4/30/2023	7,758	7,758	7,855	0.5%
Boston Market Corporation (c) (m)	Hotels, Restaurants & Leisure	L+8.25% (10.24%), 12/16/2018	24,039	23,984	21,154	1.4%
BrandMuscle Holdings Inc. (c) (m)	Internet Software & Services	L+8.50% (10.19%), 6/1/2022	24,500	24,185	24,500	1.7%
Carlisle FoodService Products, Incorporated (c)	Food Products	L+7.75% (9.65%), 3/20/2026	10,719	10,506	10,505	0.7%
CDS U.S. Intermediate Holdings, Inc. (m)	Hotels, Restaurants & Leisure	L+8.25% (10.55%), 7/8/2023	7,927	7,814	7,828	0.5%
CIG Financial, LLC (a) (c) (m)	Consumer Finance	10.50%, 6/30/2019	9,000	8,978	8,370	0.6%
CIG Financial, LLC (a) (c) (f)	Consumer Finance	10.50%, 6/30/2019	1,000	1,000	930	0.1%
CP VI Bella Blocker Topco, LLC (m)	Health Care	L+6.75% (8.63%), 12/28/2025	2,009	1,999	2,001	0.1%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

March 31, 2018 (Unaudited)

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
CREDITCORP (x)	Consumer Finance	12.00%, 7/15/2018	$13,250	$13,243	$12,356	0.8%
Epic Health Services, Inc. (m)	Health Care Providers & Services	L+8.00% (9.88%), 3/17/2025	15,000	14,803	14,875	1.0%
Genex Holdings, Inc.	Health Care	L+7.00% (9.05%), 3/6/2026	2,305	2,282	2,309	0.2%
Hertz Corp. (x)	Automobiles	7.63%, 6/1/2022	14,194	14,194	14,394	1.0%
PetVet Care Centers, LLC (c) (m)	Business Services	L+2.75% (4.65%), 2/13/2026	3,539	3,521	3,522	0.2%
PI US Holdco III Limited (c) (m)	Consumer Finance	L+7.25% (9.11%), 12/20/2025	6,696	6,630	6,685	0.5%
Recess Holdings, Inc. (c) (m)	Hotels, Restaurants & Leisure	L+7.75% (10.20%), 9/29/2025	13,008	12,823	12,813	0.9%
Rx30 HoldCo, Inc. (c) (m)	Health Care Technology	L+9.00% (11.33%), 6/15/2022	11,500	11,361	11,500	0.8%
Rx30 HoldCo, Inc. (c) (m)	Health Care Technology	L+9.00% (11.33%), 6/15/2022	1,229	1,206	1,229	0.1%
TierPoint, LLC (c) (m)	Technology	L+3.75% (5.63%), 5/5/2025	5,334	5,287	5,281	0.4%
Safe Fleet Holdings LLC (c) (m)	Industrials	L+6.75% (8.53%),2/1/2026	3,143	3,127	3,127	0.2%
U.S. Auto (c) (m)	Diversified Consumer Services	L+10.50% (12.39%), 6/8/2020	30,000	29,769	29,850	2.0%
US Salt, LLC (c) (m)	Food Products	L+8.75% (10.41%), 12/1/2024	12,872	12,688	12,686	0.8%
Sub Total Senior Secured Second Lien Debt				$241,107	$237,324	16.1%

Subordinated Debt - 8.8% (b)
Ardent Legacy Acquisitions, Inc.	Health Care	L+8.50% (10.16%), 3/1/2023	$21,222	$20,904	$21,302	1.5%
BMC Software Finance, Inc. (x)	Software	8.13%, 7/15/2021	19,461	19,451	19,385	1.3%
Frontier Communications (x)	Diversified Telecommunication Services	8.13%, 10/1/2018	5,500	5,494	5,565	0.4%
Frontier Communications (x)	Diversified Telecommunication Services	8.50%, 4/15/2020	10,000	9,226	10,150	0.7%
Gold, Inc. (c) (m)	Textiles, Apparel & Luxury Goods	10.00%, 6/30/2019	3,742	3,700	3,443	0.2%
Park Ave RE Holdings, LLC (c) (d) (l) (o)	Real Estate Management & Development	L+8.00%, (13.00%), 12/31/2021	37,192	37,192	37,192	2.5%
Steel City Media (c) (l) (t)	Media	16.00%, 3/29/2020	24,717	24,536	21,010	1.4%
Xplornet Communications, Inc. (a) (l) (x)	Diversified Telecommunication Services	9.63%, 6/1/2022	10,534	10,534	11,061	0.8%
Sub Total Subordinated Debt				$131,037	$129,108	8.8%

Collateralized Securities - 10.9% (b)
Collateralized Securities - Debt Investment
NewStar Exeter Fund CLO - Debt (a) (c) (p)	Diversified Investment Vehicles	9.86%, 1/19/2027	$10,728	$9,302	$8,445	0.6%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

March 31, 2018 (Unaudited)

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
WhiteHorse VIII, Ltd. CLO - Debt (a) (c) (p) (v)	Diversified Investment Vehicles	6.32%, 5/1/2026	$8,000	$7,639	$7,626	0.5%
Collateralized Securities - Equity Investment (n)
B&M CLO 2014-1, LTD. Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	6.03%, 4/16/2026	$40,250	$12,936	$12,320	0.8%
CVP Cascade CLO, LTD. Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	12.18%, 1/16/2026	31,000	1,784	2,423	0.2%
Figueroa CLO 2014-1, LTD. Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	2.79%, 1/15/2027	35,057	12,079	12,198	0.8%
MidOcean Credit CLO II, LLC Income Notes (a) (c) (p) (v)	Diversified Investment Vehicles	11.24%, 1/29/2030	37,600	20,876	21,820	1.5%
MidOcean Credit CLO III, LLC Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	2.27%, 7/21/2026	40,250	16,326	16,839	1.1%
MidOcean Credit CLO IV, LLC Income Notes (a) (c) (p) (v)	Diversified Investment Vehicles	8.92%, 4/15/2027	21,500	13,066	13,090	0.9%
NewStar Arlington Senior Loan Program LLC Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	23.70%, 4/25/2031	31,603	21,380	25,436	1.7%
NewStar Exeter Fund CLO - Equity (a) (c) (p) (v)	Diversified Investment Vehicles	1.07%, 1/19/2027	31,575	11,621	11,071	0.7%
OFSI Fund VI, Ltd. Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	5.19%, 3/20/2025	38,000	12,229	9,770	0.7%
Related Fee Agreements (a) (c) (s)	Diversified Investment Vehicles		13,841	5,908	3,499	0.2%
Silver Spring CLO, Ltd. Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	3.91%, 10/16/2026	31,500	8,570	8,502	0.6%
WhiteHorse VIII, Ltd. CLO Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	5.61%, 5/1/2026	36,000	11,558	8,895	0.6%
Sub Total Collateralized Securities				$165,274	$161,934	10.9%

Equity/Other - 13.4% (b)
Answers Corporation - Common Equity (c) (e) (p)	Technology		909	$11,361	$10,965	0.7%
Avaya Holdings Corp. (e) (x)	Communications Equipment		611	5,309	7,489	0.5%
California Resources Development JV, LLC - Preferred Equity (c) (o) (u)	Metals & Mining	9.00%	26,717,000	24,049	24,952	1.7%
Capstone Nutrition - Common Stock (fka Integrity Nutraceuticals, Inc.) (c) (e) (o)	Food Products		6,023	1,630	—	—%
Capstone Nutrition - Common Stock (fka Integrity Nutraceuticals, Inc.) (c) (e) (o) (u)	Food Products		24,656	—	—	—%
Danish CRJ LTD. - Common Equity (a) (c) (e) (p) (r)	Aerospace & Defense		10,000	1	460	—%
Evolution Research Group - Preferred Equity (c) (e)	Health Care Providers & Services	8.00%	500,000	500	909	0.1%
Greenwave Holdings, Inc. - Series C Preferred Stock Warrant (c) (e)	Internet Software & Services	Expire 8/16/2025	172,414	—	—	—%
Kahala Ireland OpCo Designated Activity Company - Common Equity (a) (c) (e) (h) (o)	Aerospace & Defense		137	—	8,849	0.6%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

March 31, 2018 (Unaudited)

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Kahala Ireland OpCo Designated Activity Company - Profit Participating Note (a) (c) (e) (h) (o)	Aerospace & Defense		3,250,000	2,851	3,250	0.2%
Kahala US OpCo LLC - Class A Preferred Units (c) (e) (k) (o)	Aerospace & Defense	13.00%	4,413,472	$10	$—	—%
Mood Media Corporation - Warrants (c) (e)	Business Services		121,021	27	48	—%
New Star Metals Inc. - Warrants (c) (e)	Business Services	Expire 12/22/2036	100,216	151	279	—%
NexSteppe Inc. - Series C Preferred Stock Warrant (c) (e)	Chemicals		237,240	737	—	—%
NMFC Senior Loan Program I, LLC (a) (o)	Diversified Investment Vehicles		50,000	50,000	51,126	3.5%
Orchid Underwriters Agency, LLC - Preferred Shares (c) (e) (u)	Insurance Broker		5,000	113	773	0.1%
Orchid Underwriters Agency, LLC - Common Shares (c) (e) (u)	Insurance Broker		5,000	—	76	—%
Park Ave RE Holdings, LLC - Common Shares (c) (e) (o) (w)	Real Estate Management & Development		1,000	102	14,297	1.0%
Park Ave RE Holdings, LLC - Preferred Shares (c) (e) (o) (w)	Real Estate Management & Development	8.00%	47,290	23,645	23,645	1.6%
PennantPark Credit Opportunities Fund II, LP (a) (f) (g) (p)	Diversified Investment Vehicles		$9,952	9,952	10,167	0.7%
South Grand MM CLO I, LLC (a) (f) (o)	Diversified Investment Vehicles		$9,724	9,689	10,596	0.7%
Squan Holding Corp. - Class A Common Stock (c) (e) (p)	Diversified Telecommunication Services		180,835	—	—	—%
Squan Holding Corp. - Series A Preferred Stock (c) (e) (p)	Diversified Telecommunication Services		8,962	—	47	—%
Tax Defense Network, LLC - Common Equity (c) (e)	Diversified Consumer Services		106,346	425	—	—%
Tennenbaum Waterman Fund, L.P. (a)	Diversified Investment Vehicles		$10,000	10,000	10,430	0.7%
TCG BDC, Inc. - Common Stock (fka Carlyle GMS Finance, Inc.) (a) (x)	Diversified Investment Vehicles		404,899	5,841	5,293	0.4%
The SAVO Group, Ltd. - Warrants (c) (e)	IT Services	Expire 3/29/2023	138,000	—	—	—%
THL Credit Greenway Fund II LLC (a) (p)	Diversified Investment Vehicles		$12,141	10,526	9,396	0.6%
Twentyeighty, Inc. - Class A Common Equity (c) (e)	Media		54,586	—	—	—%
TZ Holdings, Inc. - Warrants (fka Zimbra, Inc.) (c) (e)	Software		136,000	—	—	—%
TZ Holdings, Inc. - Preferred Shares (fka Zimbra, Inc.) (c) (e)	Software	Expire 10/25/2023	1,000,000	10	179	—%
U.S. Auto - Series A Common Units (c) (e) (u)	Diversified Consumer Services		10,000	10	—	—%
U.S. Auto - Series A Preferred Units (c) (e) (u)	Diversified Consumer Services		490	490	532	—%
U.S Auto - Series C Preferred Equity Units (c) (e) (u)	Diversified Consumer Services		56	56	—	—%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

March 31, 2018 (Unaudited)

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
World Business Lenders, LLC - Preferred Stock (c) (e)	Consumer Finance		922,669	3,750	3,759	0.3%
Sub Total Equity/Other				$171,235	$197,517	13.4%

TOTAL INVESTMENTS - 178.1% (b)				$2,691,500	$2,626,852	178.1%

_____________

(a)	All of the Company's investments, except the investments noted by this footnote, are qualifying assets under Section 55(a) of the Investment Company Act of 1940, as amended (the "1940 Act"). Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of our total assets. Qualifying assets represent 74.5% of the Company's total assets. The significant majority of all investments held are deemed to be illiquid.

(b)	Percentages are based on net assets of $1,475,064 as of March 31, 2018.

(c)	The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's board of directors as required by the 1940 Act. Such investments are valued using significant unobservable inputs (See Note 3 to the consolidated financial statements).

(d)	As of the date of election, the portfolio company elected to pay cash interest, noting the company has the option to elect a portion of the interest to be payment-in-kind (“PIK”).

(e)	Non-income producing at March 31, 2018.

(f)	The Company has various unfunded commitments to portfolio companies. The remaining amount of these unfunded commitments as of March 31, 2018 are comprised of the following:

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

March 31, 2018 (Unaudited)

Portfolio Company Name	Investment Type	Commitment Type	Original Commitment	Remaining Commitment
AMI Entertainment Network, LLC	Senior Secured First Lien Debt	Revolver term loan	$1,234	$1,234
AqGen Ascensus Inc.	Senior Secured First Lien Debt	Delayed draw term loan	5,000	1,283
Black Mountain Sand, LLC	Senior Secured First Lien Debt	Delayed draw term loan	13,050	6,525
CCW, LLC	Senior Secured First Lien Debt	Revolver term loan	3,000	3,000
CIG Financial, LLC	Senior Secured Second Lien Debt	Delayed draw term loan	5,000	4,000
Corfin Industries LLC	Senior Secured First Lien Debt	Revolver term loan	956	908
ERG Holding Company	Senior Secured First Lien Debt	Delayed draw term loan	263	75
ERG Holding Company	Senior Secured First Lien Debt	Revolver term loan	87	87
ICR Operations, LLC	Senior Secured First Lien Debt	Revolver term loan	2,753	2,588
Ideal Tridon Holdings, Inc.	Senior Secured First Lien Debt	Revolver term loan	2,731	2,185
InMotion Entertainment Group, LLC	Senior Secured First Lien Debt	Delayed draw term loan	2,200	1,843
Lakeland Tours, LLC	Senior Secured First Lien Debt	Delayed draw term loan	464	464
Midwest Can Company, LLC	Senior Secured First Lien Debt	Delayed draw term loan	828	828
MMM Holdings, LLC	Senior Secured First Lien Debt	Delayed draw term loan	3,522	3,522
MMM Holdings, LLC	Senior Secured First Lien Debt	Revolver term loan	1,761	1,761
Motion Recruitment Partners, LLC	Senior Secured First Lien Debt	Revolver term loan	2,000	2,000
Orchid Underwriters Agency, LLC	Senior Secured First Lien Debt	Revolver term loan	2,200	2,200
PennantPark Credit Opportunities Fund II, LP	Equity capital commitment	Equity capital commitment	10,763	538
PT Network, LLC	Senior Secured First Lien Debt	Delayed draw term loan	6,579	6,579
PT Network, LLC	Senior Secured First Lien Debt	Revolver term loan	1,316	658
South Grand MM CLO I, LLC	Equity capital commitment	Equity capital commitment	35,000	5,476
Subsea Global Solutions, LLC	Senior Secured First Lien Debt	Revolver term loan	963	963
Tillamook Country Smoker, LLC	Senior Secured First Lien Debt	Revolver term loan	2,696	1,887
Twenty Eighty, Inc.	Senior Secured First Lien Debt	Revolver term loan	443	443
US Salt, LLC	Senior Secured First Lien Debt	Delayed draw term loan	1,297	43
USF S&H Holdco, LLC	Senior Secured First Lien Debt	Revolver term loan	1,616	1,616
Vetcor Professional Practices LLC	Senior Secured First Lien Debt	Delayed draw term loan	3,656	2,852
Total			$111,378	$55,558

(g)	The investment is subject to a three year lock-up restriction on withdrawals. The lock-up expires on March 31, 2019.

(h)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala LuxCo, which own 100% of the equity of the operating company, Kahala Ireland OpCo Designated Activity Company.

(i)	The Company's investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(j)	The Company's investment or a portion thereof is pledged as collateral under the Citi Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(k)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala Aviation US, Inc. which own 100% of the equity of the operating company, Kahala US OpCo LLC.

(l) For the three months ended March 31, 2018, the following investments paid or have the option to pay all or a portion of interest and dividends via payment-in-kind (“PIK”):

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

March 31, 2018 (Unaudited)

Portfolio Company	Investment Type	Cash	PIK	All-in Rate	PIK Earned for the three months ended March 31, 2018
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.)	Senior Secured First Lien Debt	—%	14.27%	14.27%	$—
Greenwave Holdings, Inc.	Senior Secured First Lien Debt	10.00%	3.00%	13.00%	87
Kahala Ireland OpCo Designated Activity Company	Senior Secured First Lien Debt	—%	13.00%	13.00%	—
Lightsquared LP	Senior Secured First Lien Debt	10.78%	—%	10.78%	290
MMM Holdings, Inc.	Senior Secured First Lien Debt	8.37%	—%	8.37%	—
New Star Metals, Inc.	Senior Secured First Lien Debt	11.80%	—%	11.80%	—
NextSteppe Inc.	Senior Secured First Lien Debt	—%	12.00%	12.00%	—
Park Ave RE Holdings, LLC	Subordinated Debt	13.00%	—%	13.00%	—
Steel City Media	Subordinated Debt	—%	16.00%	16.00%	829
Tax Defense Network, LLC	Senior Secured First Lien Debt	10.81%	4.50%	15.31%	12
Twenty Eighty, Inc.	Senior Secured First Lien Debt	4.00%	4.00%	8.00%	65
Twenty Eighty, Inc.	Senior Secured First Lien Debt	8.00%	—%	8.00%	127
Twenty Eighty, Inc.	Senior Secured First Lien Debt	0.25%	8.75%	9.00%	—
Xplornet Communications, Inc.	Senior Secured First Lien Debt	6.30%	—%	6.30%	—
Xplornet Communications, Inc.	Subordinated Debt	—%	9.63%	9.63%	—
Total					$1,410

(m)	The Company's investment or a portion thereof is pledged as collateral under the UBS Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(n)	For equity investments in Collateralized Securities, the effective yield is presented in place of the investment coupon rate for each investment. Refer to footnote (v) for a further description of an equity investment in a Collateralized Security.

(o)	The provisions of the 1940 Act classify investments based on the level of control that we maintain in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be "non-controlled" when we own 25% or less of the portfolio company's voting securities and "controlled" when we own more than 25% of the portfolio company's voting securities. The Company classifies this investment as "controlled".

(p)	The provisions of the 1940 Act classify investments further based on the level of ownership that we maintain in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as "non-affiliated" when we own less than 5% of a portfolio company's voting securities and "affiliated" when we own 5% or more of a portfolio company's voting securities. The Company classifies this investment as "affiliated".

(q)	Unless otherwise indicated, all investments in the schedule of investments are non-affiliated, non-controlled investments.

(r)	The Company's investment is held through the Consolidated Holding Company, Kahala Aviation Holdings, LLC, which owns 49% of the operating company, Danish CRJ LTD.

(s)	Related Fee Agreements consist of five investments with a total fair value of $3.5 million that are classified as Affiliated Investments.

(t)	The investment is on non-accrual status as of March 31, 2018.

(u)	Investments are held in the taxable wholly-owned, consolidated subsidiary, 54th Street Equity Holdings, Inc.

(v)	The Collateralized Securities - subordinated notes are treated as equity investments and are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund’s securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

(w)	The Company's investment is held through the consolidated subsidiary, Park Ave RE, Inc., which owns 100% of the equity of the operating company, Park Ave RE Holdings, LLC.

(x)	The Company's investment or a portion thereof is pledged as collateral under the JPMC PB Account. Individual investments can be divided into parts which are pledged to separate credit facilities.

(y)	The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate ("LIBOR" or "L") or Prime ("P") and which reset daily, monthly, quarterly or semiannually. For each, the Company has provided the spread over LIBOR or Prime and the current interest rate in effect at March 31, 2018. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

March 31, 2018

(Unaudited)

The following table shows the portfolio composition by industry grouping based on fair value at March 31, 2018:

	At March 31, 2018
	Investments at Fair Value	Percentage of Total Portfolio
Diversified Investment Vehicles	$258,942	9.9%
Business Services	202,152	7.7
Health Care	190,071	7.2
Hotels, Restaurants & Leisure	171,088	6.5
Aerospace & Defense	162,284	6.2
Media	150,243	5.7
Diversified Telecommunication Services	128,576	4.9
Diversified Consumer Services	125,786	4.8
Health Care Providers & Services	122,787	4.7
Commercial Services & Supplies	120,830	4.6
Technology	112,605	4.3
Energy Equipment & Services	89,208	3.4
Food Products	78,189	3.0
Real Estate Management & Development	75,134	2.9
Internet Software & Services	71,725	2.7
Chemicals	62,657	2.4
Metals & Mining	56,047	2.1
Communications Equipment	54,457	2.1
Professional Services	46,811	1.8
Software	38,166	1.5
Gaming/Lodging	33,884	1.3
Consumer Finance	32,100	1.2
Specialty Retail	31,292	1.2
Diversified Financial Services	31,195	1.2
Auto Components	28,865	1.1
Transportation Infrastructure	26,959	1.0
Life Sciences Tools & Services	25,751	1.0
Containers & Packaging	19,194	0.7
Insurance Broker	18,480	0.7
Automobiles	14,394	0.5
Industrials	13,610	0.5
Health Care Technology	12,729	0.5
Electronic Equipment, Instruments & Components	10,058	0.4
Textiles, Apparel & Luxury Goods	3,443	0.1
IT Services	3,374	0.1
Financial Services	2,917	0.1
Insurance	849	—
Total	$2,626,852	100.0%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2017

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)

Senior Secured First Lien Debt - 118.8% (b)
Abaco Systems Holding Corp. (c) (i)	Business Services	L+6.00% (7.35%), 12/7/2021	$23,698	$23,320	$23,129	1.6%
ABC Financial Intermediate, LLC (c) (j)	Media	L+4.25% (5.94%), 1/2/2025	7,739	7,700	7,700	0.5%
Ability Networks Inc. (c) (j)	Health Care Providers & Services	L+5.00% (6.35%), 12/13/2024	13,607	13,539	13,607	0.9%
Adams Publishing Group, LLC (c) (i)	Media	L+7.00% (8.69%), 11/3/2020	16,250	16,109	16,250	1.1%
Adams Publishing Group, LLC (c)	Media	L+7.00% (8.69%), 11/3/2020	4,432	4,432	4,432	0.3%
Aleris International, Inc. (x)	Metals & Mining	9.50%, 4/1/2021	2,882	3,046	3,044	0.2%
Alvogen Pharma US, Inc. (j)	Health Care	L+5.00% (6.57%), 4/2/2022	14,061	13,955	13,932	0.9%
AMI Entertainment Network, LLC (c) (f) (i)	Hotels, Restaurants & Leisure	L+6.00% (7.69%), 7/21/2022	14,632	14,365	14,368	1.0%
Amports, Inc. (c) (m)	Transportation Infrastructure	L+5.00% (6.69%), 5/19/2020	14,876	14,832	14,876	1.0%
Amteck, LLC (c) (f) (i)	Commercial Services & Supplies	L+7.50% (9.20%), 7/2/2020	21,688	21,499	21,579	1.4%
Answers Corporation (c) (p)	Technology	L+5.00% (6.57%), 4/15/2021	3,007	2,945	2,916	0.2%
AP Gaming I, LLC (i) (j)	Gaming/Lodging	L+5.50% (7.07%), 2/15/2024	33,592	33,524	33,823	2.3%
APCO Holdings (c) (i)	Diversified Consumer Services	L+6.00% (7.57%), 1/29/2022	3,666	3,590	3,593	0.2%
Applied Merchant Systems West Coast, Inc. (c) (m)	Diversified Financial Services	L+11.50% (12.84%), 10/26/2020	18,853	18,635	17,816	1.2%
Applied Merchant Systems West Coast, Inc. (c) (m)	Diversified Financial Services	L+11.50% (12.84%), 10/26/2020	6,500	6,425	6,143	0.4%
AqGen Ascensus Inc. (j)	Technology	L+3.50% (5.06%), 12/3/2022	19,637	19,637	19,694	1.3%
AqGen Ascensus Inc. (f)	Technology	L+3.50% (5.06%), 12/3/2022	3,333	3,325	3,348	0.2%
Avatar Purchaser, Inc. (c) (m)	Business Services	L+7.50% (8.99%), 11/17/2025	11,716	11,370	11,520	0.8%
Avaya Holdings Corp. (j)	Communications Equipment	L+4.75% (6.23%), 12/15/2024	26,108	25,848	25,662	1.7%
Basho Technologies, Inc. (c) (d) (l) (t)	Software	17.00%, 5/31/2018	6,645	6,485	—	—%
Basho Technologies, Inc. (c) (d) (l) (t)	Software	17.00%, 5/31/2018	2,550	2,550	—	—%
BCP Raptor, LLC (j)	Energy Equipment & Services	L+4.25% (5.73%), 6/24/2024	19,986	19,800	20,048	1.3%
BCP Renaissance, LLC (j)	Energy Equipment & Services	L+4.00% (5.38%), 10/31/2024	8,472	8,431	8,569	0.6%
BDS Solutions Group, LLC (c) (i) (m)	Business Services	L+8.75% (10.45%), 6/1/2021	33,042	32,531	33,042	2.2%
BDS Solutions Group, LLC (c)	Business Services	L+8.75% (10.45%), 6/1/2021	2,888	2,841	2,888	0.2%
Beaver-Visitec International Holdings, Inc. (c) (j)	Health Care	L+5.00% (6.69%), 8/21/2023	6,580	6,580	6,580	0.4%
Berner Food & Beverage LLC (c) (f) (i)	Food Products	L+7.00% (8.69%), 3/16/2022	18,853	18,536	18,476	1.2%
Black Mountain Sand, LLC (c) (f)	Energy Equipment & Services	L+9.00% (10.50%), 11/30/2021	13,050	12,859	12,854	0.9%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2017

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Blount International, Inc. (j)	Commercial Services & Supplies	L+4.25% (5.61%), 4/12/2023	$12,500	$12,470	$12,637	0.9%
California Resources, Corp. (m)	Metals & Mining	L+10.38% (11.88%), 12/31/2022	12,259	12,014	12,198	0.8%
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (c) (l) (o) (t)	Food Products	L+12.50% (13.88%), 4/28/2019	20,482	16,406	4,096	0.3%
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (c) (l) (o) (t)	Food Products	L+12.50% (13.88%), 4/28/2019	47,336	33,647	9,467	0.6%
Catapult Learning, LLC (c) (i) (m)	Diversified Consumer Services	L+6.50% (7.88%), 7/16/2020	27,138	26,861	25,917	1.7%
CCW, LLC (c) (f) (i)	Hotels, Restaurants & Leisure	L+7.00% (8.63%), 3/21/2021	26,525	26,292	26,525	1.8%
Central Security Group, Inc. (c) (i) (j)	Commercial Services & Supplies	L+5.63% (7.19%), 10/6/2021	25,293	24,999	25,294	1.7%
Chicken Soup for the Soul Publishing, LLC (c)	Media	L+6.25% (7.61%), 1/8/2019	27,536	27,465	24,369	1.6%
Chloe Ox Parent, LLC (j)	Health Care Providers & Services	L+5.00% (6.64%), 12/23/2024	10,768	10,660	10,768	0.7%
Clover Technologies Group, LLC (j)	Commercial Services & Supplies	L+4.50% (6.07%), 5/8/2020	13,548	13,495	10,070	0.7%
Community Care Health Network, LLC (c) (j)	Health Care	L+5.50% (7.07%), 10/19/2021	2,376	2,384	2,377	0.2%
CONSOL Energy, Inc. (j)	Metals & Mining	L+6.00% (7.47%), 11/28/2022	3,240	3,176	3,275	0.2%
Contura Energy Inc. (j)	Energy Equipment & Services	L+5.00% (6.63%), 3/18/2024	7,491	7,425	7,379	0.5%
ConvergeOne Holdings Corp. (j)	Technology	L+4.75% (6.44%), 6/20/2024	16,475	16,323	16,489	1.1%
Cvent, Inc. (c) (j)	Internet Software & Services	L+3.75% (5.32%), 11/29/2024	16,436	16,333	16,436	1.1%
DigiCert, Inc (j)	Internet Software & Services	L+4.75% (6.13%), 10/31/2024	10,800	10,747	10,930	0.7%
Eagle Rx, LLC (c) (i)	Health Care Providers & Services	L+4.25% (5.61%), 8/15/2019	27,279	27,192	27,279	1.8%
Elo Touch Solutions, Inc (j)	Technology	L+6.00% (7.44%), 10/31/2023	3,781	3,744	3,772	0.3%
ERG Holding Company (c) (i) (m)	Health Care Providers & Services	L+6.75% (8.45%), 4/4/2019	34,099	33,846	33,587	2.3%
ERG Holding Company (c) (f)	Health Care Providers & Services	L+6.75% (8.45%), 4/4/2019	136	136	134	0.1%
Everi Payments, Inc. (j)	Hotels, Restaurants & Leisure	L+3.50% (4.98%), 5/9/2024	10,654	10,639	10,748	0.7%
Excelitas Technologies Corp. (j)	Electronic Equipment, Instruments & Components	L+3.50% (5.16%), 12/2/2024	10,000	9,975	10,066	0.7%
Genesys Telecommunications Laboratories, Inc. (j)	Diversified Telecommunication Services	L+3.75% (5.44%), 12/1/2023	24,751	24,435	24,874	1.7%
Greenwave Holdings, Inc. (c) (d) (l)	Internet Software & Services	13.00%, 7/8/2019	12,184	12,136	12,184	0.8%
GTCR Valor Companies, Inc. (j)	Internet Software & Services	L+4.25% (5.94%), 6/16/2023	9,975	9,952	10,079	0.7%
HC Group Holdings III, Inc. (j)	Health Care	L+5.00% (6.57%), 4/7/2022	14,781	14,567	14,911	1.0%
Hexion Inc. (x)	Chemicals	10.38%, 2/1/2022	920	920	853	0.1%
Ideal Tridon Holdings, Inc. (c) (m)	Commercial Services & Supplies	L+6.50% (7.74%), 7/31/2023	23,917	23,472	23,465	1.6%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2017

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Ideal Tridon Holdings, Inc. (c) (f)	Commercial Services & Supplies	L+6.50% (7.74%), 7/31/2022	$546	$511	$536	—%
Indivior Finance S.A.R.L. (i)	Health Care	L+4.50% (6.11%), 12/18/2022	6,983	6,948	7,001	0.5%
InMotion Entertainment Group, LLC (c) (i)	Specialty Retail	L+7.25% (8.95%), 10/1/2021	13,343	13,299	13,343	0.9%
InMotion Entertainment Group, LLC (c) (f) (i)	Specialty Retail	L+7.75% (9.45%), 10/1/2021	327	327	327	—%
Intelsat S.A (m)	Diversified Telecommunication Services	L+4.50% (6.19%), 1/2/2024	665	665	672	—%
Intelsat S.A (m)	Diversified Telecommunication Services	L+4.50% (6.63%), 1/2/2024	2,211	2,211	2,231	0.1%
Internap Corporation (m)	Communications Equipment	L+7.00% (8.41%), 4/6/2022	8,208	8,102	8,280	0.6%
IPC Corp. (j)	Diversified Telecommunication Services	L+4.50% (5.89%), 8/6/2021	7,103	6,995	6,943	0.5%
Jackson Hewitt, Inc. (j)	Diversified Consumer Services	L+7.00% (8.38%), 7/30/2020	6,515	6,448	6,409	0.4%
K2 Pure Solutions NoCal, L.P. (c) (i)	Chemicals	L+6.00% (7.57%), 2/19/2021	6,500	6,445	6,500	0.4%
Kahala Ireland OpCo Designated Activity Company (a) (c) (l) (o)	Aerospace & Defense	L+8.00% (13.00%), 12/23/2028	141,549	141,549	141,549	9.5%
Kissner Milling Co. Ltd. (c) (x)	Chemicals	8.38%, 12/1/2022	21,199	21,530	21,430	1.4%
Lakeland Tours, LLC (f)	Diversified Consumer Services	L+4.00% (5.59%), 12/15/2024	5,634	5,620	5,683	0.4%
LenderLive Services, LLC (c)	Business Services	L+12.00% (13.50%), 8/11/2020	10,000	9,869	9,650	0.7%
Lightsquared LP (l)	Diversified Telecommunications Services	L+8.75% (10.27%), 6/15/2020	11,315	10,598	10,481	0.7%
Lionbridge Technologies, Inc. (c) (i)	Business Services	L+5.50% (7.07%), 2/28/2024	13,764	13,703	13,702	0.9%
MCS Acquisition Corp. (c) (j)	Professional Services	L+4.75% (6.25%), 5/18/2024	14,297	14,239	14,297	1.0%
Medallion Midland Acquisition, L.P. (j)	Energy Equipment & Services	L+3.25% (4.82%), 11/13/2024	4,450	4,439	4,456	0.3%
Medical Depot Holdings, Inc. (c) (i)	Health Care	L+5.50% (7.19%), 1/3/2023	19,771	18,270	18,407	1.2%
Metal Services LLC (j)	Metals & Mining	L+7.50% (9.19%), 6/30/2019	10,806	10,726	10,846	0.7%
Michael Baker International, LLC (j)	Business Services	L+4.50% (5.94%), 11/21/2022	5,607	5,552	5,593	0.4%
Midwest Can Company, LLC (c) (f) (i)	Energy Equipment & Services	L+6.75% (8.32%), 1/26/2022	5,067	4,994	5,008	0.3%
MMM Holdings, LLC (c) (d) (j) (l)	Health Care	L+8.75% (10.32%), 6/28/2019	7,028	7,029	6,818	0.5%
Monitronics International, Inc. (j)	Diversified Consumer Services	L+5.50% (7.19%), 9/30/2022	2,963	2,950	2,933	0.2%
Montreign Operating Company, LLC (c) (m)	Hotels, Restaurants & Leisure	L+8.25% (9.82%), 1/24/2023	27,161	26,732	27,473	1.8%
Mood Media Corporation (c) (m)	Business Services	L+7.25% (8.94%), 6/28/2022	13,912	13,638	13,608	0.9%
Motion Recruitment Partners, LLC (c) (f) (i)	Professional Services	L+6.00% (7.57%), 2/13/2020	17,194	17,021	17,194	1.2%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2017

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
MSO of Puerto Rico, LLC (c) (d) (j) (l)	Health Care	L+8.75% (10.32%), 6/28/2019	$5,110	$5,110	$4,956	0.3%
Murray Energy Holdings Co. (j)	Energy Equipment & Services	L+7.25% (8.94%), 4/16/2020	13,408	12,929	11,778	0.8%
National Technical Systems, Inc. (c) (i)	Professional Services	L+6.25% (7.61%), 6/12/2021	16,469	16,376	15,481	1.0%
Navitas Midstream Midland Basin, LLC (j)	Energy Equipment & Services	L+4.50% (5.98%), 12/13/2024	7,969	7,929	7,969	0.5%
New Star Metals Inc. (c) (d) (l) (m)	Business Services	L+9.50% (11.00%), 12/22/2021	24,388	23,959	24,413	1.6%
NexSteppe Inc. (c) (f) (l) (t)	Chemicals	12.00%, 9/30/2018	1,533	1,500	—	—%
NexSteppe Inc. (c) (l) (t)	Chemicals	12.00%, 9/30/2018	11,998	10,453	—	—%
Noosa Acquirer, Inc. (c) (i) (m)	Food Products	L+5.25% (6.94%), 11/21/2020	25,000	24,819	25,000	1.7%
NTM Acquisition Corp. (c) (i)	Media	L+6.25% (7.94%), 6/7/2022	18,681	18,490	18,587	1.2%
Office Depot, Inc. (j)	Specialty Retail	L+7.00% (8.41%), 11/8/2022	9,130	8,949	9,153	0.6%
Optiv, Inc. (j)	Business Services	L+3.25% (4.63%), 2/1/2024	4,455	4,229	4,160	0.3%
Orchid Underwriters Agency, LLC (c) (f) (i)	Insurance Broker	L+5.00% (6.31%), 3/17/2022	18,480	18,325	18,480	1.2%
ORG Chemical Holdings, LLC (c) (i) (m)	Chemicals	L+5.75% (7.44%), 6/30/2022	27,822	27,322	27,338	1.8%
ORG GC Holdings, LLC (c) (i) m)	Business Services	L+6.75% (8.08%), 7/31/2022	25,550	25,199	25,266	1.7%
Peabody Energy Corp. (j)	Metals & Mining	L+3.50% (5.07%), 3/31/2022	2,608	2,602	2,641	0.2%
PeopLease Holdings, LLC (c) (i)	Commercial Services & Supplies	L+9.00% (10.70%), 2/26/2021	20,000	19,872	15,000	1.0%
PetVet Care Centers, LLC (c) (i)	Business Services	L+6.00% (7.69%), 6/8/2023	19,454	19,296	19,386	1.3%
PetVet Care Centers, LLC (c) (f)	Business Services	L+6.00% (7.35%), 6/8/2023	4,425	4,425	4,409	0.3%
PetVet Care Centers, LLC (c) (f)	Business Services	L+6.00% (9.50%), 6/8/2023	1,676	1,676	1,676	0.1%
PGX Holdings, Inc. (c) (j)	Transportation Infrastructure	L+5.25% (6.82%), 9/29/2020	12,547	12,500	12,547	0.8%
Premier Dental Services, Inc. (i) (j)	Health Care	L+5.25% (6.82%), 6/30/2023	33,018	32,764	33,162	2.2%
Premier Global Services, Inc. (j)	Diversified Telecommunication Services	L+6.50% (7.83%), 12/8/2021	9,357	9,093	9,182	0.6%
Pre-Paid Legal Services, Inc. (c) (j)	Diversified Consumer Services	L+5.25% (6.82%), 7/1/2019	12,010	12,026	12,010	0.8%
Pride Plating, Inc. (c) (i)	Aerospace & Defense	L+5.50% (7.19%), 6/13/2019	8,376	8,351	8,293	0.6%
PSKW, LLC (c) (i)	Health Care Providers & Services	L+4.25% (5.94%), 11/25/2021	1,569	1,559	1,569	0.1%
PSKW, LLC (c) (m)	Health Care Providers & Services	L+8.26% (9.95%), 11/25/2021	17,750	17,518	17,750	1.2%
PSKW, LLC (c) (m)	Health Care Providers & Services	L+8.26% (9.95%), 11/25/2021	1,972	1,934	1,972	0.1%
PT Network, LLC (c) (f) (i)	Health Care	L+5.50% (6.86%), 11/30/2021	16,935	16,802	16,931	1.1%
Pure Barre, LLC (c) (i) (m)	Hotels, Restaurants & Leisure	L+7.00% (8.57%), 6/11/2020	25,698	25,478	25,441	1.7%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2017

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Pure Barre, LLC (c) (f)	Hotels, Restaurants & Leisure	L+7.00% (8.57%), 6/11/2020	$500	$500	$495	—%
Resco Products, Inc. (c) (i)	Metals & Mining	L+6.25% (7.82%), 3/7/2020	10,000	10,000	9,750	0.7%
Sage Automotive Holdings, Inc. (j)	Auto Components	L+5.00% (6.57%), 11/8/2022	18,461	18,321	18,576	1.2%
SHO Holding II Corporation (c) (j)	Specialty Retail	L+5.00% (6.42%), 10/27/2022	9,770	9,702	9,379	0.6%
Skillsoft Corp. (j)	Technology	L+4.75% (6.32%), 4/28/2021	12,829	12,158	12,325	0.8%
Squan Holding Corp. (c) (p)	Diversified Telecommunication Services	L+4.50% (6.20%), 10/10/2019	17,052	14,680	13,642	0.9%
SSH Group Holdings, Inc. (c) (i)	Diversified Consumer Services	L+5.00% (6.69%), 10/2/2024	6,088	6,029	6,027	0.4%
SunGard Availability Services Capital, Inc. (c) (j)	IT Services	L+10.00% (11.56%), 3/31/2019	6,860	6,842	6,688	0.5%
Tax Defense Network, LLC (c) (l) (t)	Diversified Consumer Services	L+13.00% (14.70%), 8/28/2019	29,670	26,532	7,477	0.5%
Thoughtworks, Inc. (j)	Business Services	L+4.50% (6.07%), 10/12/2024	4,420	4,409	4,420	0.3%
Tillamook Country Smoker, LLC (c) (f) (i)	Food Products	L+5.75% (7.19%), 5/19/2022	10,244	10,110	10,111	0.7%
Traverse Midstream Partners, LLC (j)	Energy Equipment & Services	L+4.00% (5.85%), 9/27/2024	6,352	6,321	6,435	0.4%
Trilogy International Partners, LLC (x)	Diversified Telecommunication Services	8.88%, 5/1/2022	14,875	14,810	15,247	1.0%
Trojan Battery Company, LLC (c) (j)	Auto Components	L+4.75% (6.32%), 6/12/2021	10,478	10,425	10,399	0.7%
Turning Tech LLC (c) (i)	Software	L+10.75% (12.45%), 6/30/2020	23,476	23,271	20,542	1.4%
Twenty Eighty, Inc. (c) (f) (l) (p)	Media	8.00%, 3/31/2020	6,291	4,535	4,719	0.3%
Twenty Eighty, Inc. (c) (f) (l) (p)	Media	L+8.00% (9.42%), 3/31/2020	2,911	2,426	2,853	0.2%
Twenty Eighty, Inc. (c) (f) (l) (p)	Media	9.00%, 3/31/2020	5,753	4,164	3,739	0.3%
United Central Industrial Supply Company, LLC (c) (i) (j)	Commercial Services & Supplies	L+7.25% (8.82%), 10/9/2018	8,504	8,483	7,943	0.5%
US Salt, LLC (c) (f) (i) (m)	Food Products	L+4.75% (6.11%), 12/1/2023	5,189	5,137	5,137	0.3%
VCVH Holding Corp. (c) (i) (j)	Health Care	L+5.00% (6.70%), 6/1/2023	22,875	22,801	23,081	1.5%
Veritas US Inc. (j)	Technology	L+4.50% (6.19%), 1/27/2023	15,018	15,061	15,044	1.0%
VetCor Professional Practices LLC (c) (f) (i)	Diversified Consumer Services	L+6.00% (7.69%), 4/20/2021	4,909	4,877	4,859	0.3%
VetCor Professional Practices LLC (c)	Diversified Consumer Services	L+6.00% (7.69%), 4/20/2021	2,569	2,569	2,543	0.2%
VetCor Professional Practices LLC (c) (i)	Diversified Consumer Services	L+6.00% (7.69%), 4/20/2021	9,750	9,696	9,653	0.7%
Von Drehle Corporation (c) (i) (m)	Life Sciences Tools & Services	L+7.50% (9.19%), 3/6/2023	26,549	26,167	26,220	1.8%
Xplornet Communications, Inc. (a) (j)	Diversified Telecommunication Services	L+4.75% (6.44%), 9/9/2021	13,127	13,051	13,242	0.9%
Sub Total Senior Secured First Lien Debt				$1,865,392	$1,776,534	118.8%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2017

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Senior Secured Second Lien Debt - 16.0% (b)
Anchor Glass Container Corporation (c) (m)	Containers & Packaging	L+7.75% (9.18%), 12/7/2024	$20,000	$19,826	$20,060	1.3%
Answers Corporation (c) (p)	Technology	L+7.90% (9.00%), 9/15/2021	4,675	4,088	4,371	0.3%
Astro AB Merger Sub, Inc. (m)	Diversified Financial Services	L+7.50% (8.88%), 4/30/2023	7,758	7,758	7,777	0.5%
Boston Market Corporation (c) (m)	Hotels, Restaurants & Leisure	L+8.25% (9.73%), 12/16/2018	24,101	24,026	23,860	1.6%
BrandMuscle Holdings Inc. (c) (m)	Internet Software & Services	L+8.50% (9.84%), 6/1/2022	24,500	24,166	24,500	1.6%
Cayan Holdings (c) (m)	IT Services	L+8.50% (10.18%), 3/24/2022	20,000	19,673	20,000	1.3%
CDS U.S. Intermediate Holdings, Inc. (c) (m)	Hotels, Restaurants & Leisure	L+8.25% (9.94%), 7/8/2023	7,927	7,809	7,828	0.5%
CIG Financial, LLC (a) (c) (m)	Consumer Finance	10.50%, 6/30/2019	9,000	8,973	8,550	0.6%
CIG Financial, LLC (a) (c) (f)	Consumer Finance	10.50%, 6/30/2019	1,000	1,000	950	0.1%
CREDITCORP (x)	Consumer Finance	12.00%, 7/15/2018	13,250	13,238	11,925	0.8%
Epic Health Services, Inc. (c) (m)	Health Care Providers & Services	L+8.00% (9.57%), 3/17/2025	15,000	14,796	14,531	1.0%
Hertz Corp. (x)	Automobiles	7.63%, 6/1/2022	14,194	14,194	14,930	1.0%
PI US Holdco III Limited (c) (m)	Consumer Finance	L+7.25% (8.92%), 12/20/2025	6,696	6,629	6,629	0.4%
Recess Holdings, Inc. (c) (m)	Hotels, Restaurants & Leisure	L+3.75% (5.25%), 9/29/2025	13,008	12,816	12,813	0.9%
Rx30 HoldCo, Inc. (c) (m)	Health Care Technology	L+9.00% (10.35%), 6/15/2022	11,500	11,353	11,500	0.8%
Rx30 HoldCo, Inc. (c) (m)	Health Care Technology	L+9.00% (10.50%), 6/15/2022	1,229	1,204	1,229	0.1%
TierPoint, LLC (c) (m)	Technology	L+7.25% (8.82%), 5/5/2025	5,334	5,285	5,281	0.4%
U.S. Auto (c) (m)	Diversified Consumer Services	L+11.75% (13.12%), 6/8/2020	30,000	29,743	29,100	2.0%
US Salt, LLC (c) (m)	Food Products	L+8.75% (10.18%), 12/1/2024	12,872	12,681	12,679	0.8%
Sub Total Senior Secured Second Lien Debt				$239,258	$238,513	16.0%

Subordinated Debt - 6.3% (b)
BMC Software Finance, Inc. (x)	Software	8.13%, 7/15/2021	$8,461	$8,422	$8,482	0.6%
Gold, Inc. (c) (m)	Textiles, Apparel & Luxury Goods	10.00%, 6/30/2019	3,742	3,670	3,312	0.2%
Frontier Communications (x)	Diversified Telecommunication Services	8.13%, 10/1/2018	5,500	5,494	5,479	0.4%
Frontier Communications (x)	Diversified Telecommunication Services	8.50%, 4/15/2020	10,000	9,143	8,300	0.5%
Park Ave RE Holdings, LLC (c) (d) (l) (o)	Real Estate Management & Development	L+8.00% (13.00%), 12/31/2021	37,192	37,192	37,192	2.5%
Steel City Media (c) (l)	Media	16.00%, 3/29/2020	23,661	23,461	20,585	1.4%
Xplornet Communications, Inc. (a) (l) (x)	Diversified Telecommunication Services	10.63%, 6/1/2022	10,534	10,534	10,989	0.7%
Sub Total Subordinated Debt				$97,916	$94,339	6.3%

 The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2017

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Collateralized Securities - 10.7% (b)
Collateralized Securities - Debt Investment
NewStar Exeter Fund CLO - Debt (a) (c) (p)	Diversified Investment Vehicles	L+7.50% (8.86%), 1/19/2027	$10,728	$9,262	$8,660	0.6%
Collateralized Securities - Equity Investment (n)
B&M CLO 2014-1, LTD. Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 4/16/2026	$40,250	$15,385	$12,804	0.8%
CVP Cascade CLO, LTD. Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 1/16/2026	31,000	7,618	4,121	0.3%
Figueroa CLO 2014-1, LTD. Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 1/15/2027	35,057	16,421	12,508	0.8%
MidOcean Credit CLO II, LLC Income Notes (a) (c) (p) (v)	Diversified Investment Vehicles	15.75%, 1/29/2025	37,600	20,876	20,651	1.4%
MidOcean Credit CLO III, LLC Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	1.31%, 7/21/2026	40,250	20,323	17,508	1.2%
MidOcean Credit CLO IV, LLC Income Notes (a) (c) (p) (v)	Diversified Investment Vehicles	1.44%, 4/15/2027	21,500	13,289	12,212	0.8%
NewStar Arlington Senior Loan Program LLC Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	12.62%, 7/25/2025	31,603	21,849	25,439	1.7%
NewStar Exeter Fund CLO - Equity (a) (c) (p) (v)	Diversified Investment Vehicles	3.45%, 1/19/2027	31,575	19,471	13,089	0.9%
OFSI Fund VI, Ltd. Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 3/20/2025	38,000	14,006	10,162	0.7%
Related Fee Agreements (a) (c) (s)	Diversified Investment Vehicles			6,959	3,917	0.2%
Silver Spring CLO, Ltd. Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 10/16/2026	31,500	15,123	10,363	0.7%
WhiteHorse VIII, Ltd. CLO Subordinated Notes (a) (c) (p) (v)	Diversified Investment Vehicles	10.03%, 5/1/2026	36,000	12,947	8,761	0.6%
Sub Total Collateralized Securities				$193,529	$160,195	10.7%

Equity/Other - 15.7% (b)
Answers Corporation - Common Equity (c) (e) (p)	Technology		909	$11,361	$14,231	1.0%
Avaya Holdings Corp. (e) (x)	Communications Equipment		611	9,696	10,716	0.7%
Basho Technologies, Inc. - Series G Senior Participating Preferred Stock Warrant (c) (e)	Software	Expire 3/9/2025	306,122	—	—	—%
Basho Technologies, Inc. - Series G Senior Preferred Stock (c) (e)	Software		2,040,816	2,000	—	—%
California Resources Development JV, LLC - Preferred Equity (c) (u)	Metals & Mining	9.00%	26,717,000	26,183	26,984	1.8%
Capstone Nutrition - Common Stock (fka Integrity Nutraceuticals, Inc.) (c) (e) (o)	Food Products		6,023	1,630	—	—%
Capstone Nutrition - Class B and C Common Stock (fka Integrity Nutraceuticals, Inc.) (c) (e) (o) (u)	Food Products		24,656	—	—	—%
Danish CRJ LTD. - Common Equity (a) (c) (e) (p) (r)	Aerospace & Defense		10,000	1	605	—%
Evolution Research Group - Preferred Equity (c) (e)	Health Care Providers & Services	8.00%	500,000	500	535	—%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2017

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Greenwave Holdings, Inc. - Series C Preferred Stock Warrant (c) (e)	Internet Software & Services	Expire 8/16/2025	172,414	$—	$—	—%
Kahala Ireland OpCo Designated Activity Company - Common Equity (a) (c) (e) (h) (o)	Aerospace & Defense		137	—	11,709	0.8%
Kahala Ireland OpCo Designated Activity Company - Profit Participating Note (a) (c) (e) (h) (o)	Aerospace & Defense		3,250,000	2,851	3,250	0.2%
Kahala US OpCo LLC - Class A Preferred Units (c) (e) (k) (o)	Aerospace & Defense	13.00%	4,413,472	—	—	—%
Mood Media Corporation - Warrants (c) (e)	Business Services		121,021	27	47	—%
New Star Metals Inc. - Warrants (c) (e)	Business Services	Expire 12/22/2036	100,216	151	272	—%
NexSteppe Inc. - Series C Preferred Stock Warrant (c) (e)	Chemicals		237,240	737	—	—%
NMFC Senior Loan Program I, LLC (a) (p)	Diversified Investment Vehicles		50,000	50,000	50,805	3.4%
Orchid Underwriters Agency, LLC - Preferred Shares (c) (e) (u)	Insurance Broker		5,000	113	616	—%
Orchid Underwriters Agency, LLC - Common Shares (c) (e) (u)	Insurance Broker		5,000	—	—	—%
Park Ave RE Holdings, LLC - Common Shares (c) (e) (o) (w)	Real Estate Management & Development		1,000	—	12,678	0.8%
Park Ave RE Holdings, LLC - Preferred Shares (c) (e) (o) (w)	Real Estate Management & Development	8.00%	47,290	23,645	23,645	1.6%
PennantPark Credit Opportunities Fund II, LP (a) (f) (g) (p)	Diversified Investment Vehicles		9,952	9,952	10,136	0.7%
South Grand MM CLO I, LLC (a) (f) (p)	Diversified Investment Vehicles		29,524	29,095	28,904	2.0%
Squan Holding Corp. - Class A Common Stock (c) (e) (p)	Diversified Telecommunication Services		180,835	—	—	—%
Squan Holding Corp. - Series A Preferred Stock (c) (e) (p)	Diversified Telecommunication Services		8,962	—	60	—%
Tax Defense Network, LLC - Common Equity (c) (e)	Diversified Consumer Services		106,346	425	—	—%
Tennenbaum Waterman Fund, L.P. (a)	Diversified Investment Vehicles		10,000	10,000	10,427	0.7%
TCG BDC, Inc. - Common Stock (fka Carlyle GMS Finance, Inc.) (a) (x)	Diversified Investment Vehicles		404,899	7,765	7,843	0.5%
The SAVO Group, Ltd. - Warrants (c) (e)	Internet Software & Services	Expire 3/23/2023	138,000	—	—	—%
THL Credit Greenway Fund II LLC (a) (p)	Diversified Investment Vehicles		12,141	12,141	11,373	0.9%
Twentyeighty, Inc. - Class A Common Equity (c) (e)	Media		54,586	—	—	—%
TZ Holdings, Inc. - Warrants (fka Zimbra, Inc.) (c) (e)	Software		—	—	—	—%
TZ Holdings, Inc. - Preferred Shares (fka Zimbra, Inc.) (c) (e)	Software		1,000,000	10	179	—%
U.S. Auto - Series A Common Units (c) (e) (u)	Diversified Consumer Services		10,000	10	—	—%
U.S. Auto - Series A Preferred Units (c) (e) (u)	Diversified Consumer Services		490	490	513	—%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2017

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
World Business Lenders, LLC - Preferred Stock (c) (e)	Consumer Finance		922,669	$3,750	$3,759	0.3%
Xplornet Communications, Inc. - Warrants (a) (c) (e)	Diversified Telecommunication Services	Expire 10/25/2023	10,284	—	4,655	0.3%
Sub Total Equity/Other				$202,533	$233,942	15.7%

TOTAL INVESTMENTS - 167.5% (b)				$2,598,628	$2,503,523	167.5%

_____________

(a)	All of the Company's investments, except the investments noted by this footnote, are qualifying assets under Section 55(a) of the Investment Company Act of 1940, as amended (the "1940 Act"). Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of our total assets. Qualifying assets represent 73.8% of the Company's total assets. The significant majority of all investments held are deemed to be illiquid.

(b)	Percentages are based on net assets of $1,494,516 as of December 31, 2017.

(c)	The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's board of directors as required by the 1940 Act. Such investments are valued using significant unobservable inputs (See Note 3 to the consolidated financial statements).

(d)	As of the date of election, the portfolio company elected to pay cash interest, noting the company has the option to elect a portion of the interest to be payment-in-kind (“PIK”).

(e)	Non-income producing at December 31, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2017

(f) The Company has various unfunded commitments to portfolio companies. The remaining amount of these unfunded commitments as of December 31, 2017 are comprised of the following:

Portfolio Company Name	Investment Type	Commitment Type	Original Commitment	Remaining Commitment
AMI Entertainment Network, LLC	Senior Secured First Lien Debt	Revolver term loan	$1,234	$1,234
Amteck, LLC	Senior Secured First Lien Debt	Revolver term loan	5,000	5,000
AqGen Ascensus, Inc.	Senior Secured First Lien Debt	Delayed draw term loan	5,000	1,667
Berner Food & Beverage LLC	Senior Secured First Lien Debt	Delayed draw term loan	2,693	2,693
Black Mountain Sand LLC	Senior Secured First Lien Debt	Delayed draw term loan	13,050	13,050
CCW, LLC	Senior Secured First Lien Debt	Revolver term loan	3,000	600
CIG Financial, LLC	Senior Secured Second Lien Debt	Delayed draw term loan	5,000	4,000
ERG Holding Company	Senior Secured First Lien Debt	Delayed draw term loan	263	136
ERG Holding Company	Senior Secured First Lien Debt	Revolver term loan	87	78
Ideal Tridon Holdings, Inc.	Senior Secured First Lien Debt	Revolver term loan	2,731	2,185
InMotion Entertainment Group, LLC	Senior Secured First Lien Debt	Delayed draw term loan	2,200	1,843
Lakeland Tours, LLC	Senior Secured First Lien Debt	Delayed draw term loan	464	464
Midwest Can Company, LLC	Senior Secured First Lien Debt	Delayed draw term loan	828	828
Motion Recruitment Partners, LLC	Senior Secured First Lien Debt	Revolver term loan	2,000	2,000
NexSteppe Inc.	Senior Secured First Lien Debt	Delayed draw term loan	2,825	250
Orchid Underwriters Agency, LLC	Senior Secured First Lien Debt	Revolver term loan	2,200	2,200
PennantPark Credit Opportunities Fund II, LP	Equity/Other	Equity capital commitment	10,764	538
PetVet Care Centers, LLC	Senior Secured First Lien Debt	Delayed draw term loan	6,704	2,272
PT Network, LLC	Senior Secured First Lien Debt	Delayed draw term loan	6,579	6,579
PT Network, LLC	Senior Secured First Lien Debt	Revolver term loan	1,316	1,316
Pure Barre, LLC	Senior Secured First Lien Debt	Revolver term loan	2,500	2,000
South Grand MM CLO I, LLC	Equity/Other	Equity capital commitment	35,000	5,476
Tillamook Country Smoker, LLC	Senior Secured First Lien Debt	Revolver term loan	2,696	2,696
Twentyeighty, Inc.	Senior Secured First Lien Debt	Revolver term loan	442	442
US Salt, LLC	Senior Secured First Lien Debt	Delayed draw term loan	1,297	1,297
VetCor Professional Practices LLC	Senior Secured First Lien Debt	Delayed draw term loan	3,656	3,656
Total			$119,529	$64,500

(g)	The investment is subject to a three year lock-up restriction on withdrawals in year 4.

(h)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala LuxCo, which own 100% of the equity of the operating company, Kahala Ireland OpCo Designated Activity Company.

(i)	The Company's investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(j)	The Company's investment or a portion thereof is pledged as collateral under the Citi Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(k)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala Aviation US, Inc. which own 100% of the equity of the operating company, Kahala US OpCo LLC.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2017

(l) For the year ended December 31, 2017, the following investments paid or have the option to pay all or a portion of interest and dividends via payment-in-kind (“PIK”):

Portfolio Company	Investment Type	Cash	PIK	All-in Rate	PIK Earned for the Year ended December 31, 2017
Basho Technologies, Inc.	Senior Secured First Lien Debt	17.00%	—%	17.00%	$—
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.)	Senior Secured First Lien Debt	—%	13.88%	13.88%	—
Greenwave Holdings, Inc.	Senior Secured First Lien Debt	10.00%	3.00%	13.00%	476
ILC Dover LP	Senior Secured First Lien Debt	8.24%	2.00%	10.24%	214
Kahala Ireland OpCo Designated Activity Company	Senior Secured First Lien Debt	—%	13.00%	13.00%	141
Lightsquared LP	Senior Secured First Lien Debt	—%	10.27%	10.27%	1,069
MMM Holdings, LLC	Senior Secured First Lien Debt	10.32%	—%	10.32%	—
MSO of Puerto Rico, LLC	Senior Secured First Lien Debt	10.32%	—%	10.32%	—
New Star Metals Inc.	Senior Secured First Lien Debt	11.00%	—%	11.00%	—
NexSteppe Inc.	Senior Secured First Lien Debt	—%	12.00%	12.00%	135
Park Ave RE Holdings, LLC	Subordinated Debt	13.00%	—%	13.00%	—
Steel City Media	Subordinated Debt	—%	16.00%	16.00%	2,243
Tax Defense Network, LLC	Senior Secured First Lien Debt	—%	14.70%	14.70%	266
Twentyeighty, Inc.	Senior Secured First Lien Debt	4.92%	4.50%	9.42%	108
Twentyeighty, Inc.	Senior Secured First Lien Debt	1.00%	7.00%	8.00%	390
Twentyeighty, Inc.	Senior Secured First Lien Debt	0.25%	8.75%	9.00%	441
Xplornet Communications, Inc.	Subordinated Debt	—%	13.00%	13.00%	946
Xplornet Communications, Inc.	Subordinated Debt	—%	10.63%	10.63%	534
Total					$6,963

(m)	The Company's investment or a portion thereof is pledged as collateral under the UBS Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(n)	For equity investments in Collateralized Securities, the effective yield is presented in place of the investment coupon rate for each investment. Refer to footnote (v) for a further description of an equity investment in a Collateralized Security.

(o)	The provisions of the 1940 Act classify investments based on the level of control that we maintain in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be "non-controlled" when we own 25% or less of the portfolio company's voting securities and "controlled" when we own more than 25% of the portfolio company's voting securities. The Company classifies this investment as "controlled".

(p)	The provisions of the 1940 Act classify investments further based on the level of ownership that we maintain in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as "non-affiliated" when we own less than 5% of a portfolio company's voting securities and "affiliated" when we own 5% or more of a portfolio company's voting securities. The Company classifies this investment as "affiliated".

(q)	Unless otherwise indicated, all investments in the schedule of investments are non-affiliated, non-controlled investments.

(r)	The Company's investment is held through the Consolidated Holding Company, Kahala Aviation Holdings, LLC, which owns 49% of the operating company, Danish CRJ LTD.

(s)	Related Fee Agreements consist of four investments with a total fair value of $3.9 million that are classified as Affiliated Investments.

(t)	The investment is on non-accrual status as of December 31, 2017.

(u)	Investments are held in the taxable wholly-owned, consolidated subsidiary, 54th Street Equity Holdings, Inc.

(v)	The Collateralized Securities - subordinated notes are treated as equity investments and are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund’s securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

(w)	The Company's investment is held through the consolidated subsidiary, Park Ave RE, Inc., which owns 100% of the equity of the operating company, Park Ave RE Holdings, LLC.

(x)	The Company's investment or a portion thereof is pledged as collateral under the JPMC PB Account. Individual investments can be divided into parts which are pledged to separate credit facilities.

(y)	The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate ("LIBOR" or "L") or Prime ("P") and which reset daily, monthly, quarterly or semiannually. For each, the Company has provided the spread over LIBOR or Prime and the current interest rate in effect at December 31, 2017. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2017

The following table shows the portfolio composition by industry grouping based on fair value at December 31, 2017:

	At December 31, 2017
	Investments at Fair Value	Percentage of Total Portfolio
Diversified Investment Vehicles	$279,683	11.2%
Business Services	197,181	7.9
Aerospace & Defense	165,406	6.6
Hotels, Restaurants & Leisure	149,551	6.0
Health Care	148,156	5.9
Diversified Telecommunication Services	125,997	5.0
Health Care Providers & Services	121,732	4.9
Diversified Consumer Services	116,717	4.7
Commercial Services & Supplies	116,524	4.6
Technology	97,471	3.9
Media	95,534	3.8
Food Products	84,966	3.4
Energy Equipment & Services	84,496	3.4
Internet Software & Services	74,129	3.0
Real Estate Management & Development	73,515	2.9
Metals & Mining	68,738	2.6
Chemicals	56,121	2.2
Professional Services	46,972	1.9
Communications Equipment	44,658	1.8
Software	36,903	1.5
Gaming/Lodging	33,823	1.3
Specialty Retail	32,202	1.3
Consumer Finance	31,813	1.3
Diversified Financial Services	31,736	1.3
Auto Components	28,975	1.2
Transportation Infrastructure	27,423	1.1
IT Services	26,688	1.1
Life Sciences Tools & Services	26,220	1.0
Containers & Packaging	20,060	0.8
Insurance	19,096	0.8
Automobiles	14,930	0.6
Health Care Technology	12,729	0.5
Electronic Equipment, Instruments & Components	10,066	0.4
Textiles, Apparel & Luxury Goods	3,312	0.1
Total	$2,503,523	100.0%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Note 1 — Organization and Basis of Presentation

Business Development Corporation of America (the “Company”) is an externally managed, non-diversified closed-end management investment company incorporated in Maryland in May 2010 that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (“the 1940 Act”). In addition, the Company has elected to be treated for tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company’s investment activities are managed by BDCA Adviser, LLC (the “Adviser”), a subsidiary of Benefit Street Partners L.L.C. (“BSP”) and supervised by the Company’s board of directors, a majority of whom are independent of the Adviser and its affiliates. As a BDC, the Company is required to comply with certain regulatory requirements.

The Company’s investment objective is to generate both current income and to a lesser extent long-term capital appreciation through debt and equity investments. The Company invests primarily in first and second lien senior secured loans and mezzanine debt issued by middle market companies. The Company defines middle market companies as those with annual revenues up to $1 billion. The Company also purchases interests in loans through secondary market transactions. First and second lien secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in bankruptcy priority and are generally secured by liens on the operating assets of a borrower, which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. The Company may invest in the equity and junior debt tranches of collateralized loan obligation investment vehicles (“Collateralized Securities” or "CLOs"). Structurally, CLOs are entities that are formed to manage a portfolio of senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated. The senior secured loans within these Collateralized Securities meet specified credit and diversity criteria and are subject to concentration limitations in order to create a diverse investment portfolio. In most cases, companies to whom we provide customized financing solutions will be privately held at the time the Company invests in them.

During the three months ended March 31, 2018, the Company invested approximately $284.4 million to portfolio companies to contribute to the support of their business objectives of which some were contractually obligated. See also Note 6 - Commitments and Contingencies. As of March 31, 2018, the Company held investments in loans it made to investee companies with aggregate principal amounts of $2,427.1 million. The details of such investments have been disclosed on the consolidated schedule of investments as well as in Note 3 - Fair Value of Financial Instruments. In addition to providing loans to investee companies, from time to time the Company may assist investee companies in securing financing from other sources by introducing such investee companies to sponsors or other lending institutions.

While the structure of the Company’s investments is likely to vary, we may invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants, CLOs and other instruments, many of which generate current yields. If the Adviser deems appropriate, the Company may invest in more liquid senior secured and second lien debt securities, some of which may be traded. The Company will make such investments to the extent allowed by the 1940 Act and consistent with its continued qualification as a RIC for federal income tax purposes.

On January 25, 2011, the Company commenced its initial public offering (the “IPO”) on a “reasonable best efforts basis” of up to 150.0 million shares of common stock, $0.001 par value per share, and subsequently amended the offering to issue up to an additional 101.1 million shares of its common stock (the “Offering”). The Company closed the Offering to new investments on April 30, 2015. As of March 31, 2018, the Company had issued 197.0 million shares of common stock for gross proceeds of $2.1 billion including the shares purchased by affiliates and shares issued under the Company's distribution reinvestment plan (“DRIP”). As of March 31, 2018, the Company had repurchased a cumulative 18.8 million shares of common stock through its share repurchase program for payments of $166.2 million.

The Company intends to co-invest, subject to the conditions included in the exemptive order the Company received from the Securities and Exchange Commission ("SEC"), with certain of our affiliates. The Company believes that such co-investments may afford it additional investment opportunities and an ability to achieve greater diversification.

As a BDC, the Company is generally required to invest at least 70% of our total assets primarily in securities of private and certain U.S. public companies (other than certain financial institutions), cash, cash equivalents and U.S. government securities and other high quality debt investments that mature in one year or less.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

The Company is permitted to borrow money from time to time within the levels permitted by the 1940 Act (which generally currently allows it to incur leverage for up to one half of its total assets). The Company has used, and expects to continue to use, its credit facilities and other borrowings, along with proceeds from the rotation of its portfolio and proceeds from private securities offerings to finance its investment objectives.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements reflect all adjustments, both normal and recurring which, in the opinion of management, are necessary of the fair presentation of the Company’s results of operations and financial condition for the periods presented. The Company is an investment company and follows accounting and reporting guidance in Accounting Standards Codification ("ASC") Topic 946 - Financial Services - Investment Companies ("ASC 946").

The Company consolidates the following subsidiaries for accounting purposes: BDCA Funding I, LLC (“Funding I”), BDCA-CB Funding, LLC (“CB Funding”), BDCA Helvetica Funding, Ltd. (“Helvetica Funding”), 54th Street Equity Holdings, Inc. and the Consolidated Holding Companies. All significant intercompany balances and transactions have been eliminated in consolidation. In conjunction with the consolidation of subsidiaries, the Company recognizes non-controlling interests attributable to third party ownership in the following Consolidated Holding Companies: Kahala Aviation Holdings, LLC, Kahala Aviation US, Inc., and Kahala LuxCo.

Interim financial statements are prepared in accordance with U.S. GAAP for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Regulation S-X, as appropriate. Accordingly, the consolidated financial statements may not include all of the information and notes required by U.S. GAAP for annual consolidated financial statements. U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported periods. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ materially. The current period’s results of operations will not necessarily be indicative of results that ultimately may be achieved for the fiscal year ending on December 31, 2018.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

As provided under Regulation S-X and ASC 946, the Company will generally not consolidate its investment in a company other than a substantially wholly-owned investment company or controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the accounts of the Company's substantially wholly-owned subsidiaries in its consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Valuation of Portfolio Investments

Portfolio investments are reported on the consolidated statements of assets and liabilities at fair value. On a quarterly basis, the Company performs an analysis of each investment to determine fair value as follows:

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. The Company may also obtain quotes with respect to certain of the Company's investments from pricing services or brokers or dealers in order to value assets. When doing so, the Company determines whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined readily available, the Company uses the quote obtained.

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in fair value pricing the Company's investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

With respect to investments for which market quotations are not readily available, the Adviser undertakes a multi-step valuation process each quarter, as described below:

•	Each portfolio company or investment will be valued by the Adviser, with assistance from one or more independent valuation firms engaged by our board of directors or as noted below, with respect to investments in an investment fund;

•	The independent valuation firm(s) conduct independent appraisals and make an independent assessment of the value of each investment; and

•	The board of directors determines the fair value of each investment, in good faith, based on the input of the Adviser and independent valuation firm (to the extent applicable).

For an investment in an investment fund that does not have a readily determinable fair value, the Company measures the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC 946, as of the Company's measurement date.

The Company’s investments in funds that offer periodic liquidity have redemption frequencies which range from monthly to quarterly and redemption notice periods which range from 30 to 90 days. Investments in private equity typically do not offer liquidity and instead, capital is returned through periodic distributions.

Because there is not a readily available market value for most of the investments in its portfolio, the Company values substantially all of its portfolio investments at fair value as determined in good faith by its board of directors, as described herein. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company's investments may fluctuate from period to period. Additionally, the fair value of the Company's investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Company may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, the Company could realize significantly less than the value at which the Company has recorded it.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Investment Classification

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Control” is defined as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. In addition, any person “who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company. Typically, any person who does not so own more than 25% of the voting securities of any company shall be presumed not to control such company”. Consistent with the 1940 Act, “Affiliated Investments” are defined as those investments in companies in which the Company owns 5% or more of the voting securities. Consistent with the 1940 Act, “Non-affiliated Investments” are defined as investments that are neither Control Investments nor Affiliated Investments.

Where appropriate, prior period consolidated financial statements may have been reclassified to disclose the Company's Control Investments and Affiliate Investments as defined above. In addition, prior period consolidated financial statements may have been reclassified to present investment industry classifications in a consistent manner with the current year.

Cash and Cash Equivalents

Cash and cash equivalents include short-term, liquid investments in a money market deposit account. Cash and cash equivalents are carried at cost which approximates fair value.

Offering Costs

The Company incurs certain costs in connection with the registration of shares of its common stock. Offering costs principally relate to professional fees, printing costs, direct marketing expenses, due diligence costs, fees paid to regulators and other expenses, including the salaries and/or expenses of the Adviser and its affiliates engaged in registering and marketing the Company’s common stock. Such allocated expenses of the Adviser and its affiliates may include the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Company.

Pursuant to the Investment Advisory Agreement, the Company and the Adviser have agreed that the Company will not be liable for organization and offering costs, including transfer agent fees, in excess of 1.5% of the aggregate gross proceeds from the Company’s on-going offering. Should the Company resume continually offering its shares, any offering costs incurred will be capitalized and amortized as an expense on a straight-line basis over a 12-month period. For the period ended March 31, 2018 and December 31, 2017, the Company did not incur any offering costs.

Deferred Financing Costs

Financing costs incurred in connection with the Company’s unsecured notes and revolving credit facilities with Wells Fargo, Citi, and UBS are capitalized and amortized into expense using the straight-line method, which approximates the effective yield method over the life of the respective facility. See Note 5 - Borrowings - for details on the Credit Facilities and unsecured notes.

Distributions

The Company’s board of directors has authorized, and has declared, cash distributions payable on a monthly basis to stockholders of record on each day since it commenced operations. From November 2013 until July 2017, the distribution rate has been $0.002378082 per day, which is equivalent to $0.868 per annum, per share of common stock, except for 2016 where the daily distribution rate was $0.002371585 per day to accurately reflect 2016 being a leap year. In July 2017, the board of directors reduced the distribution rate with respect to the Company's cash distributions to $0.001780822 per day, which is equivalent to $0.65 annually, per share of common stock.

The amount of each such distribution is subject to the discretion of the board of directors and applicable legal restrictions related to the payment of distributions. The Company calculates each stockholder’s specific distribution amount for the month using record and declaration dates and accrue distributions on the date the Company accepts a subscription for shares of the Company’s common stock. The distributions are payable by the fifth day following each month end to stockholders of record at

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

the close of business each day during the prior month. From time to time, the Company may also pay interim distributions, including capital gains distributions, at the discretion of the Company’s board of directors. The Company’s distributions may exceed earnings, especially during the period before it has substantially invested the proceeds from the offering. As a result, a portion of the distributions made by the Company may represent a return of capital for U.S. federal income tax purposes. A return of capital is a return of each stockholder’s investment rather than earnings or gains derived from the Company’s investment activities.

The Company may fund cash distributions to stockholders from any sources of funds available to the Company, including advances from the Adviser that are subject to reimbursement, as well as offering proceeds, borrowings, net investment income from operations, capital gain proceeds from the sale of assets, and non-capital gain proceeds from the sale of assets. The Company has not established limits on the amount of funds it may use from available sources to make distributions. See Note 12 - Income Tax Information and Distributions to Stockholders for additional information.

Revenue Recognition

Interest Income

Investment transactions are accounted for on the trade date. Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Discount and premium on investments purchased are accreted/amortized over the expected life of the respective investment using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discount and amortization of premium on investments.

The Company has a number of investments in Collateralized Securities. Interest income from investments in the “equity” class of these Collateralized Securities (in the Company's case, preferred shares or subordinated notes) is recorded based upon an estimation of an effective yield to expected maturity utilizing assumed cash flows in accordance with ASC 325-40-35, Beneficial Interests in Securitized Financial Assets ("ASC 325-40-35"). The Company monitors the expected cash inflows from its equity investments in Collateralized Securities, including the expected principal repayments. The effective yield is determined and updated quarterly. In accordance with ASC 325-40, investments in CLOs are periodically assessed for other-than-temporary impairment ("OTTI"). When the Company determines that a CLO has OTTI, the amortized cost basis of the CLO is written down as of the date of the determination based on events and information evaluated and that write-down is recognized as a realized loss.

Fee Income

Fee income, such as structuring fees, origination, closing, amendment fees, commitment, termination and other upfront fees are generally non-recurring and are recognized as revenue when earned, either upon receipt or amortized into income. Upon the re-payment of a loan or debt security, any prepayment penalties and unamortized loan origination, structuring, closing, commitment and other upfront fees are recorded as income.

Payment-in-Kind Interest/Dividends

The Company holds debt and equity investments in its portfolio that contain payment-in-kind (“PIK”) interest and dividend provisions. The PIK interest and PIK dividend, which represent contractually deferred interest or dividends that add to the investment balance that is generally due at maturity, are generally recorded on the accrual basis.

Non-accrual income

Investments may be placed on non-accrual status when principal or interest/dividend payments are past due 30 days or more and/or when there is reasonable doubt that principal or interest will be collected. Accrued interest which may include un-capitalized PIK interest is generally reversed when an investment is placed on non-accrual status. Previously capitalized PIK interest is not reversed when an investment is placed on non-accrual status. Interest payments received on non-accrual investments may be recognized as income or applied to principal depending upon management's judgment of the ultimate outcome. Non-accrual investments are restored to accrual status when past due principal and interest is paid and, in management's judgment, are likely to remain current.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

Gains or losses on the sale of investments are calculated using the specific identification method. The Company measures realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Income Taxes

The Company has elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. Generally, a RIC is not subject to federal income taxes in respect of each taxable year if it distributes dividends for federal income tax purposes to stockholders of an amount generally equal to at least 90% of ‘‘investment company taxable income,’’ as defined in the Code, and determined without regard to any deduction for dividends paid. Distributions declared prior to the filing of the previous year's tax return and paid up to twelve months after the previous tax year can be carried back to the prior tax year in determining the distributions paid in such tax year. The Company intends to make sufficient distributions to maintain its ability to be subject to be taxed as a RIC each year. The Company may be subject to federal excise tax imposed at a rate of 4% on certain undistributed amounts. See Note 12 - Income Tax Information and Distributions to Stockholders for additional information.

New Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230)”, which seeks to reduce diversity in how certain cash payments are presented in the Statement of Cash Flows. Under ASU 2016-15, an entity will need to conform to the presentation as prescribed for eight specific cash flow issues. ASU 2016-15 is effective for annual and interim reporting periods after December 15, 2017. The Company has evaluated the impact of ASU 2016-15 on its consolidated financial statements and disclosures and determined that the adoption of ASU 2016-15 has not had a material impact on its consolidated financial statements.

In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows, which will amend FASB ASC 230. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company adopted this guidance and the application did not have a material impact on the Company's consolidated financial statements.

In October 2016, the SEC adopted new rules and amended rules (together, “final rules”) intended to modernize the reporting and disclosure of information by registered investment companies. In part, the final rules amend Regulation S-X and require standardized, enhanced disclosure about derivatives in investment company financial statements, as well as other amendments. The compliance date for the amendments to Regulation S-X was August 1, 2017. The application of this guidance did not have a material impact on the Company's consolidated financial statements.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606 "Identifying Performance Obligations and Licensing"),” which amends the criteria for revenue recognition where an entity enters into contracts with customers to transfer goods or services or where there is a transfer of non-financial assets. Under ASU 2016-10, an entity should recognize revenue in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company has evaluated the impact of ASU 2016-10 on its consolidated financial statements and disclosures and determined that the adoption of ASU 2016-10 has not had a material impact on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 retains many current requirements for the classification and measurement of financial instruments; however, it significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

for financial liabilities measured at fair value. ASU 2016-01 also amends certain disclosure requirements associated with the fair value of financial instruments. This guidance is effective for annual and interim periods beginning after December 15, 2017, and early adoption is not permitted for public business entities. The Company has evaluated the impact of ASU 2016-01 on its consolidated financial statements and disclosures and determined that the adoption of ASU 2016-01 has not had a material impact on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 — Fair Value of Financial Instruments

The Company’s fair value measurements are classified into a fair value hierarchy in accordance with ASC Topic 820, Fair Value Measurement, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. This alternative approach also reflects the contractual terms of the derivatives, if any, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The guidance defines three levels of inputs that may be used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

•	Level 3—Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the above hierarchy requires significant judgment and factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter.

For investments for which Level 1 inputs, such as quoted prices, were not available at March 31, 2018, the investments were valued at fair value as determined in good faith using the valuation policy approved by the board of directors using Level 2 and Level 3 inputs. The Company evaluates the source of inputs, including any markets in which the Company's investments are trading, in determining fair value. Due to the inherent uncertainty in the valuation process, the estimate of fair value of the Company’s investment portfolio at March 31, 2018 may differ materially from values that would have been used had a ready market for the securities existed.

In addition to using the above inputs in investment valuations, the Company continues to employ the valuation policy approved by the board of directors. Portfolio investments are reported on the consolidated statements of assets and liabilities at fair value. On a quarterly basis the Company performs an analysis of each investment to determine fair value as described below.

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. The Company may also obtain quotes with respect to certain of the Company's investments from pricing services or brokers or dealers in order to value assets. When doing so, the Company determines whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined readily available, the Company uses the quote obtained.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in fair value pricing the Company's investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, the Company measures the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC Topic 946, as of the Company's measurement date.

For investments in Collateralized Securities, the Adviser models both the assets and liabilities of each Collateralized Securities' capital structure. The model uses a waterfall engine to store the collateral data, generate cash flows from the assets, and distribute the cash flows to the liability structure based on priority of payments. The cash flows are discounted using rates that incorporate risk factors such as default risk, interest rate risk, downgrade risk, and credit spread risk, among others. In addition, the Adviser considers broker quotations and/or comparable trade activity is considered as an input to determining fair value when available.

As part of the Company's quarterly valuation process, the Adviser may be assisted by one or more independent valuation firms engaged by the Company. The board of directors determines the fair value of each investment, in good faith, based on the input of the Adviser and the independent valuation firm(s) (to the extent applicable).

Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to the consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on the consolidated financial statements.

For discussion of the fair value measurement of the Company's borrowings, refer to Note 5.

The following table presents fair value measurements of investments, by major class, as of March 31, 2018, according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Measured at Net Asset value (1)	Total
Senior Secured First Lien Debt	$—	$554,140	$1,346,829	—	$1,900,969
Senior Secured Second Lien Debt	—	61,618	175,706	—	237,324
Subordinated Debt	—	67,463	61,645	—	129,108
Collateralized Securities	—	—	161,934	—	161,934
Equity/Other	7,489	5,293	93,020	91,715	197,517
Total	$7,489	$688,514	$1,839,134	$91,715	$2,626,852

______________

(1) In accordance with ASC Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient election have not been classified in the fair value hierarchy. The fair value amounts presented

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statements of assets and liabilities.

The following table presents fair value measurements of investments, by major class, as of December 31, 2017, according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Measured at Net Asset value (1)	Total
Senior Secured First Lien Debt	$—	$522,031	$1,254,503	—	$1,776,534
Senior Secured Second Lien Debt	—	34,632	203,881	—	238,513
Subordinated Debt	—	33,250	61,089	—	94,339
Collateralized Securities	—	—	160,195	—	160,195
Equity/Other	10,716	7,843	103,738	111,645	233,942
Total	$10,716	$597,756	$1,783,406	$111,645	$2,503,523

______________

(1) In accordance with ASC Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient election have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statements of assets and liabilities.

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the three months ended March 31, 2018:

	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Subordinated Debt	Collateralized Securities	Equity/Other	Total
Balance as of December 31, 2017	$1,254,503	$203,881	$61,089	$160,195	$103,738	$1,783,406
Net change in unrealized appreciation (depreciation) on investments	6,338	(3,364)	(549)	29,996	(6,750)	25,671
Purchases and other adjustments to cost	168,863	17,296	1,152	7,679	55	195,045
Sales and redemptions	(78,336)	(20,074)	—	(5,936)	(5,802)	(110,148)
Net realized gains (losses)	(8,450)	326	(47)	(30,000)	1,779	(36,392)
Transfers in	3,911	—	—	—	—	3,911
Transfers out	—	(22,359)	—	—	—	(22,359)
Balance as of March 31, 2018	$1,346,829	$175,706	$61,645	$161,934	$93,020	$1,839,134
Net change in unrealized appreciation (depreciation) for the period relating to those Level 3 assets that were still held by the Company at the end of the period:	$(3,057)	$(3,038)	$(549)	$29,995	$(4,094)	$19,257

Purchases represent the acquisition of new investments at cost. Redemptions represent principal payments received during the period.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

For the three months ended March 31, 2018, there were no transfers out of Level 1 to Level 2. For the three months ended March 31, 2018, eight investments were transferred out of Level 2 to Level 3. For the three months ended March 31, 2018, eight investments were transferred out of Level 3 to Level 2. Transfers during the period were due to changes in management's assessment of liquidity in the underlying positions.

Transfers between levels, if any, are recognized at the beginning of the period in which transfers occur.

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended December 31, 2017:

	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Subordinated Debt	Collateralized Securities	Equity/Other	Total
Balance as of December 31, 2016	$916,099	$205,051	$80,540	$249,582	$56,794	$1,508,066
Net change in unrealized appreciation (depreciation) on investments	(23,259)	(558)	(2,718)	(8,140)	13,805	(20,870)
Purchases and other adjustments to cost	427,865	79,561	3,167	161	38,817	549,571
Sales and redemptions	(342,176)	(117,696)	(21,453)	(79,376)	(3,980)	(564,681)
Net realized gains (losses)	(11,753)	1,144	1,553	(2,032)	(1,698)	(12,786)
Transfers in	287,727	36,379	—	—	—	324,106
Transfers out	—	—	—	—	—	—
Balance as of December 31, 2017	$1,254,503	$203,881	$61,089	$160,195	$103,738	$1,783,406
Net change in unrealized appreciation (depreciation) for the period relating to those Level 3 assets that were still held by the Company at the end of the period:	$(36,523)	$(841)	$(1,678)	$(9,353)	$13,573	$(34,822)

Purchases represent the acquisition of new investments at cost. Redemptions represent principal payments received during the period.

For the year ended December 31, 2017, there were no transfers out of Level 1 to Level 2 and Level 3 to Level 2. For the year ended December 31, 2017, twenty-five investments were transferred out of Level 2 to Level 3. Transfers during the period were due to changes in management's assessment of liquidity in the underlying positions.

The composition of the Company’s investments as of March 31, 2018, at amortized cost and fair value, were as follows:

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$1,982,847	$1,900,969	72.4%
Senior Secured Second Lien Debt	241,107	237,324	9.0
Subordinated Debt	131,037	129,108	4.9
Collateralized Securities	165,274	161,934	6.2
Equity/Other	171,235	197,517	7.5
Total	$2,691,500	$2,626,852	100.0%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

 The composition of the Company’s investments as of December 31, 2017, at amortized cost and fair value, were as follows:

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$1,865,392	$1,776,534	71.0%
Senior Secured Second Lien Debt	239,258	238,513	9.5
Subordinated Debt	97,916	94,339	3.8
Collateralized Securities	193,529	160,195	6.4
Equity/Other	202,533	233,942	9.3
Total	$2,598,628	$2,503,523	100.0%

Significant Unobservable Inputs

The following table summarizes the significant unobservable inputs used to value the majority of the Level 3 investments as of March 31, 2018. The table is not intended to be all-inclusive, but instead identifies the significant unobservable inputs relevant to the determination of fair values.

				Range
Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Minimum	Maximum	Weighted Average (a)
Senior Secured First Lien Debt (b)	$1,025,569	Yield Analysis	Market Yield	5.50%	25.00%	9.74%
Senior Secured First Lien Debt (b) (c)	$141,549	Waterfall Analysis	Discount Rate	15.00%	17.00%	N/A
Senior Secured Second Lien Debt (d)	$162,073	Yield Analysis	Market Yield	9.25%	19.11%	13.25%
Subordinated Debt (c) (e)	$37,192	Waterfall Analysis	Discount Rate	8.35%	8.55%	N/A
Subordinated Debt (c) (e)	$3,443	Yield Analysis	Market Yield	12.50%	14.60%	N/A
Collateralized Securities	$161,934	Discounted Cash Flow	Discount Rate	5.60%	30.50%	18.46%
Equity/Other (f)	$50,041	Waterfall Analysis	Discount Rate	8.50%	17.50%	10.68%
Equity/Other (f)	$25,413	Discounted Cash Flow	Discount Rate	5.49%	11.69%	11.58%
Equity/Other (f)	$1,708	Waterfall Analysis	EBITDA Multiple	1.40x	10.00x	6.66x
Equity/Other (f)	$48	Option Pricing Method	Volatility	30.00%	50.00%	40.00%

______________

(a)	Weighted averages are calculated based on fair value of investments.

(b)	The remaining $179.7 million of senior secured first lien debt consisted of $114.9 million which were valued using a Scenario-Based analysis technique factoring in various unobservable inputs and $64.8 million which were valued based on their respective acquisition prices as the investments closed near year end.

(c)	Weighted average not applicable as this asset category contains one investment.

(d)	The remaining $13.6 million of senior secured second lien debt were valued based on their respective acquisition prices as the investments closed near year end.

(e)	The remaining $21.0 million of subordinated debt were valued using a Scenario-Based analysis technique factoring in various unobservable inputs.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

(f)	The remaining $15.6 million of equity/other investments were valued using the Current Method, factoring in various unobservable inputs and $0.2 million which were valued based on their respective acquisition prices as the investments closed near year end.

There were no significant changes in valuation approach or technique as of March 31, 2018.

Increases or decreases in any of the above unobservable inputs in isolation would result in a lower or higher fair value measurement for such assets.

The following table summarizes the significant unobservable inputs used to value the majority of the Level 3 investments as of December 31, 2017. The table is not intended to be all-inclusive, but instead identifies the significant unobservable inputs relevant to the determination of fair values.

				Range
Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Minimum	Maximum	Weighted Average (a)
Senior Secured First Lien Debt (b)	$967,773	Yield Analysis	Market Yield	5.00%	26.75%	9.21%
Senior Secured First Lien Debt (b) (c)	$141,549	Waterfall Analysis	Discount Rate	15.00%	17.00%	N/A
Senior Secured Second Lien Debt (d)	$184,572	Yield Analysis	Market Yield	9.25%	15.05%	11.91%
Subordinated Debt (c) (e)	$37,192	Waterfall Analysis	Discount Rate	8.20%	9.20%	N/A
Subordinated Debt (c) (e)	$3,312	Yield Analysis	Market Yield	12.50%	14.60%	N/A
Collateralized Securities	$160,195	Discounted Cash Flow	Discount Rate	12.35%	37.50%	20.37%
Equity/Other (f)	$51,282	Waterfall Analysis	Discount Rate	8.45%	16.00%	10.65%
Equity/Other (f)	$27,589	Discounted Cash Flow	Discount Rate	5.63%	12.19%	12.05%
Equity/Other (f)	$1,462	Waterfall Analysis	EBITDA Multiple	4.00x	10.50x	9.31x
Equity/Other (f)	$47	Option Pricing Method	Volatility	30.00%	50.00%	40.00%

______________

(a)	Weighted averages are calculated based on fair value of investments.

(b)	The remaining $145.2 million of senior secured first lien debt consisted of $113.5 million which were valued using a Scenario-Based analysis technique factoring in various unobservable inputs and $31.7 million which were valued based on their respective acquisition prices as the investments closed near year end.

(c)	Weighted average not applicable as this asset category contains one investment.

(d)	The remaining $19.3 million of senior secured second lien debt were valued based on their respective acquisition prices as the investments closed near year end.

(e)	The remaining $20.6 million of subordinated debt were valued using a Scenario-Based analysis technique factoring in various unobservable inputs.

(f)	The remaining $23.2 million of equity/other investments were valued using the Current Method, factoring in various unobservable inputs and $0.2 million which were valued based on their respective acquisition prices as the investments closed near year end.

There were no significant changes in valuation approach or technique as of December 31, 2017.

 \

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Increases or decreases in any of the above unobservable inputs in isolation would result in a lower or higher fair value measurement for such assets.

As of March 31, 2018, the Company had four portfolio companies, which represented eight portfolio investments, on non-accrual status with a total principal amount of $142.7 million, amortized cost of $116.2 million, and fair value of $41.4 million which represented 4.5%, 4.3% and 1.6% of the investment portfolio's total principal, amortized cost and fair value, respectively. As of December 31, 2017, the Company had four portfolio companies, which represented eight portfolio investments, on non-accrual status with a total principal amount of $120.2 million, amortized cost of $97.6 million, and fair value of $21.0 million which represented 4.0%, 3.8% and 0.8% of the investment portfolio's total principal, amortized cost and fair value, respectively. Refer to Note 2 - Summary of Significant Accounting Policies - for additional details regarding the Company’s non-accrual policy.

Note 4 — Related Party Transactions and Arrangements

Investment Advisory Agreement

Pursuant to the Investment Advisory Agreement and for the investment advisory and management services provided thereunder, the Company pays the Adviser a base management fee and an incentive fee.

Base Management Fee

The base management fee is calculated at an annual rate of 1.5% of the Company’s average gross assets. The base management fee is payable quarterly in arrears. Average gross assets is calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters. All or any part of the base management fee not taken as to any quarter may be deferred without interest and may be taken in such other quarter as the Adviser will determine within three years. The base management fee for any partial month or quarter is appropriately pro-rated.

As of March 31, 2018 and December 31, 2017, $10.0 million and $9.9 million was payable to the Adviser for base management fees, respectively.

Incentive Fees

The incentive fee consists of two parts. The first part is referred to as the incentive fee on income and it is calculated and payable quarterly in arrears based on the Company’s “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter. “Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The payment of the incentive fee on income shall be subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on the value of our net assets at the end of the most recently completed calendar quarter, of 1.75% (7.00% annualized), subject to a “catch up” feature (as described below). The calculation of the incentive fee on income for each quarter is as follows:

•	No incentive fee on income shall be payable to the Adviser in any calendar quarter in which the Company’s Pre-Incentive Fee Net Investment Income does not exceed the preferred return rate of 1.75% or 7.00% annualized (the “Preferred Return”) on net assets;

•	100% of the Company’s Pre-Incentive Fee Net Investment Income, if any, that exceeds the preferred return but is less than or equal to 2.1875% in any calendar quarter (8.75% annualized) shall be payable to the Adviser. This portion of the Company’s incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 20% on all of the Company’s Pre-Incentive Fee Net Investment Income when the Company’s Pre-Incentive Fee Net Investment Income reaches 2.1875% (8.75% annualized) in any calendar quarter; and

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

•	For any quarter in which our Pre-Incentive Fee Net Investment Income exceeds 2.1875% (8.75% annualized), the incentive fee on income shall equal 20% of the amount of the Company’s Pre-Incentive Fee Net Investment Income, as the Preferred Return and catch-up will have been achieved.

As of March 31, 2018 and December 31, 2017, $4.6 million and $4.6 million was payable to the Adviser for the incentive fee on income, respectively.

The second part of the incentive fee, referred to as the “incentive fee on capital gains during operations,” shall be an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to the Company’s liquidation and shall be determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, if earlier). This fee shall equal 20.0% of the Company’s incentive fee capital gains, which shall equal the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

The Transaction

On July 19, 2016, American Realty Capital II Advisors, LLC, the former parent of the Adviser, entered into a membership interest purchase agreement with a subsidiary of BSP, pursuant to which such subsidiary acquired all of the outstanding limited liability company interests of the Adviser (the “Transaction”). In connection with the Transaction, the Company amended the Investment Advisory Agreement, effective as of November 1, 2016, to allow the Adviser to serve as investment adviser to the Company following the closing of the Transaction.

Administration Agreement

In connection with the closing of the Transaction, the Company terminated the previous administration agreement and entered into a new administration agreement with BSP on November 1, 2016. In connection with the New Administration Agreement, BSP provides the Company with office facilities and administrative services. As of March 31, 2018 and December 31, 2017, $0.1 million and $0.6 million was payable to BSP under the New Administration Agreement, respectively.

Co-Investment Relief

The 1940 Act generally prohibits BDCs from entering into negotiated co-investments with affiliates absent an order from the SEC. The SEC staff has granted the Company exemptive relief that allows it to enter into certain negotiated co-investment transactions alongside with other funds managed by the Adviser or its affiliates (“Affiliated Funds”) in a manner consistent with its investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions (the “Order”). Pursuant to the Order, the Company is permitted to co-invest with its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of its eligible directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the Company and our stockholders and do not involve overreaching in respect of the Company or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of the Company’s stockholders and is consistent with the Company’s investment objective and strategies.

Transactions with Affiliates

In connection with the closing of the Transaction, an affiliate of BSP purchased $10.0 million of the Company’s common stock based on its net asset value per share in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"). On November 7, 2016, the Company issued approximately 1.2 million shares of its common stock to such BSP affiliate.

Offering Costs

The Company incurs certain costs in connection with the registration of shares of its common stock. Offering costs principally relate to professional fees, printing costs, direct marketing expenses, due diligence costs, fees paid to regulators and

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

other expenses, including the salaries and/or expenses of the Adviser and its affiliates engaged in registering and marketing the Company’s common stock. Such allocated expenses of the Adviser and its affiliates may include the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Company.

Other Affiliated Parties

The Adviser is the investment adviser of BDCA. The Adviser is an affiliate of BSP, an SEC registered investment adviser. The Adviser and BSP are under common control. The Adviser is affiliated and under common control with Providence Equity Capital Markets L.L.C. (“PECM”), an SEC registered investment adviser on the BSP platform. The Adviser is affiliated and under common control with Providence Equity Partners L.L.C. (“PEP”), an SEC registered investment adviser. PEP is a global private equity investment adviser and maintains an information barrier between itself and the Adviser, BSP and PECM. The Adviser is affiliated and under common control with Merganser Capital Management, LLC (“Merganser”), an SEC registered investment adviser. BSP, the Adviser, PECM, Merganser and PEP’s respective Form ADV’s are publicly available for review on the SEC Investment Adviser Public Disclosure website.

Note 5 — Borrowings

Wells Fargo Credit Facility

On July 24, 2012, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, Funding I, entered into a revolving credit facility with Wells Fargo and U.S. Bank as collateral agent, account bank and collateral custodian (the “Wells Fargo Credit Facility”). The Wells Fargo Credit Facility, which was subsequently amended on April 26, 2013, September 9, 2013, June 30, 2014, May 29, 2015, November 4, 2015, and May 18, 2017 provides for borrowings in an aggregate principal amount of up to $400.0 million on a committed basis. The Wells Fargo Credit Facility has a maturity date of May 18, 2022.

The Wells Fargo Credit Facility is priced at the one-month maturity London Interbank Offered Rate (“LIBOR”), with no LIBOR floor, plus a spread ranging between 1.65% and 2.50% per annum, depending on the composition of the portfolio of loans owned by Funding I for the relevant period. Interest is payable quarterly in arrears. Funding I is subject to a non-usage fee to the extent the aggregate principal amount available under the Wells Fargo Credit Facility has not been borrowed. The non-usage fee per annum is 0.50% for the first 25% of the unused balance and 2.0% for the portion of the unused balance that exceeds 25%.

Borrowings under the Wells Fargo Credit Facility are subject to compliance with a borrowing base, pursuant to which the amount of funds advanced to Funding I varies depending upon the types of loans in Funding I's portfolio. The Wells Fargo Credit Facility may be prepaid in whole or in part, subject to customary breakage costs.

The Wells Fargo Credit Facility contains customary default provisions for facilities of this type pursuant to which Wells Fargo may terminate the rights, obligations, power and authority of the Company, in its capacity as servicer of the portfolio assets under the Wells Fargo Credit Facility, including, but not limited to, non-performance of Wells Fargo Credit Facility obligations, insolvency, defaults of certain financial covenants and other events with respect to the Company that may be adverse to Wells Fargo and the secured parties under the Wells Fargo Credit Facility.

In connection with the Wells Fargo Credit Facility, Funding I has made certain representations and warranties, is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities and is subject to certain customary events of default. Upon the occurrence and during the continuation of an event of default, Wells Fargo may declare the outstanding advances and all other obligations under the Wells Fargo Credit Facility immediately due and payable. During the continuation of an event of default, Funding I must pay interest at a default rate.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Citi Credit Facility

On June 27, 2014, the Company, through a wholly-owned, special purpose financing subsidiary, CB Funding, entered into a credit facility (the “Citi Credit Facility”) with Citibank, N.A. ("Citi") as administrative agent and U.S. Bank as collateral agent, account bank and collateral custodian. The Citi Credit Facility, which was subsequently amended on October 14, 2015, provides for borrowings in an aggregate principal amount of up to $400.0 million on a committed basis, subject to the administrative agent’s right to approve the assets acquired by CB Funding and pledged as collateral under the Citi Credit Facility. The Citi Credit Facility was amended on November 28, 2017 to extend the investment period to May 31, 2019. The Citi Credit Facility has a maturity date of May 28, 2020.

The Citi Credit Facility is priced at three month LIBOR, with no LIBOR floor, plus a spread of 1.60% per annum through and including the last day of the investment period and 2.00% per annum thereafter. Interest is payable quarterly in arrears. CB Funding is subject to a non-usage fee to the extent the aggregate principal amount available under the Citi Credit Facility has not been borrowed. The non-usage fee per annum is 0.50%. Any amounts borrowed under the Citi Credit Facility along with any accrued and unpaid interest thereunder will mature, and will be due and payable, in three years.

UBS Credit Facility

On April 7, 2015, the Company, through a wholly-owned, special-purpose, bankruptcy-remote subsidiary, Helvetica Funding, entered into a debt financing facility with UBS AG, London Branch (“UBS”), pursuant to which $150.0 million has been made available to the Company to fund investments in new securities and for other general corporate purposes (the “UBS Credit Facility”). The UBS Credit Facility was subsequently amended on July 10, 2015 to increase the amount of debt available to the Company under the facility from $150.0 million to $210.0 million. On June 6, 2016, the UBS credit facility was again amended to increase the amount of debt available from $210.0 million to $232.5 million. In addition, the amended facility increased the applicable spread over a three-month LIBOR from 3.90% to 4.05% per annum for the relevant period and increased the permissible percentage of second lien loans from 60% to 70%. Pricing under the transaction is based on three-month LIBOR plus a spread of 4.05% per annum for the relevant period. The UBS Credit Facility has a maturity date of April 7, 2018.

2020 Notes

On August 26, 2015, the Company entered into a Purchase Agreement with the initial purchasers, relating to the Company’s sale of $100.0 million aggregate principal amount of its 6.00% fixed rate senior notes due 2020 to the initial purchasers in a private placement in reliance on Section 4(a)(2) of the Securities Act and for initial resale by the initial purchasers to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A promulgated under the Securities Act (the “2020 Notes”). The Company relied upon these exemptions from registration based in part on representations made by the initial purchasers. The Purchase Agreement includes customary representations, warranties and covenants by the Company. Under the terms of the Purchase Agreement, the Company has agreed to indemnify the initial purchasers against certain liabilities under the Securities Act. The 2020 Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The net proceeds from the sale of the 2020 Notes was approximately $97.9 million, after deducting initial purchasers’ discounts and commissions of approximately $1.6 million payable by the Company and estimated offering expenses of approximately $0.5 million payable by the Company. The Company used the net proceeds to make investments in accordance with the Company’s investment objectives and for general corporate purposes.

The 2020 Notes were issued pursuant to the Indenture, dated as of August 31, 2015, between the Company and the Trustee. The 2020 Notes will mature on September 1, 2020, and may be redeemed in whole or in part at the Company’s option at any time, or from time to time, at the redemption prices set forth in the Indenture. The 2020 Notes bear interest at a rate of 6.00% per year payable semi-annually on March 1 and September 1 of each year, commencing on March 1, 2016. The 2020 Notes will be general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the 2020 Notes. The 2020 Notes will rank equally in right of payment with all of the Company’s existing and future senior liabilities that are not so subordinated, effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and structurally junior to all existing and future indebtedness incurred by the Company’s subsidiaries, financing vehicles or similar facilities, including credit facilities held by the Company’s wholly owned, special purpose financing subsidiaries.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

The Indenture contains certain covenants, including covenants requiring the Company to: (i) comply with the asset coverage requirements of Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act as in effect immediately prior to the issuance of the 2020 Notes, whether or not the Company is subject to such provisions; (ii) provide financial information to the holders of the 2020 Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended; and (iii) maintain total unencumbered assets, as defined in the Indenture, of at least 175% of the aggregate principal amount of all of the Company and the Company’s consolidated subsidiaries’ outstanding unsecured debt determined on a consolidated basis in accordance with U.S. GAAP. These covenants are subject to important limitations and exceptions that are described in the Indenture.

2022 Notes

On December 14, 2017, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with Sandler O’Neill & Partners, L.P (the “Initial Purchaser”) relating to the Company's sale of $150.0 million aggregate principal amount of its 4.75% fixed rate notes due 2022 (the “2022 Notes”) to the Initial Purchaser in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and for initial resale by the Initial Purchaser to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A promulgated under the Securities Act and to institutional accredited investors under Rule 501(a)(1), (2), (3) or (7) under the Securities Act. The Company relied upon these exemptions from registration based in part on representations made by the Initial Purchaser. The Purchase Agreement also includes customary representations, warranties and covenants by the Company. Under the terms of the Purchase Agreement, the Company has agreed to indemnify the Initial Purchaser against certain liabilities under the Securities Act. The 2022 Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The net proceeds from the sale of the 2022 Notes was approximately $147.0 million, after deducting an offering price discount of approximately $0.8 million, as well as Initial Purchaser’s discounts and commissions of approximately $1.7 million and estimated offering expenses of approximately $0.6 million, each payable by the Company. The Company used the net proceeds to repay outstanding indebtedness, to make investments in portfolio companies in accordance with its investment objectives and for general corporate purposes.

The 2022 Notes were issued pursuant to an Indenture dated as of December 19, 2017 (the “Indenture”), between the Company and U.S. Bank National Association, trustee (the “Trustee”), and a Supplemental Indenture, dated as of December 19, 2017 (the “Supplemental Indenture”), between the Company and the Trustee. The 2022 Notes will mature on December 30, 2022, unless repurchased or redeemed in accordance with their terms prior to such date. The Notes bear interest at a rate of 4.75% per year payable semi-annually on June 30 and December 30 of each year, commencing on June 30, 2018. The 2022 Notes will be general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2022 Notes. The 2022 Notes will rank equally in right of payment with all of the Company's existing and future senior liabilities that are not so subordinated, effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and structurally junior to all existing and future indebtedness incurred by the Company's subsidiaries, financing vehicles or similar facilities, including credit facilities entered into by the Company's wholly owned, special purpose financing subsidiaries.

The Indenture contains certain covenants, including covenants requiring the Company to (i) comply with the asset coverage requirements of the 1940 Act, whether or not it is subject to those requirements, and (ii) provide financial information to the holders of the 2022 Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended. These covenants are subject to important limitations and exceptions that are described in the Indenture.

In addition, if a change of control repurchase event, as defined in the Indenture, occurs prior to maturity, holders of the 2022 Notes will have the right, at their option, to require the Company to repurchase for cash some or all of the 2022 Notes at a repurchase price equal to 100% of the principal amount of the 2022 Notes being repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

JP Morgan Securities LLC Prime Brokerage Account

On January 20, 2017, the Company entered into a prime brokerage account agreement with JP Morgan Securities LLC (the “JPMC PB Account”). The JPMC PB Account provides a full suite of services around the custody of bonds and equities

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

and also access to leverage, which is dependent on the price, credit quality and diversity of the pool of assets held within the account. The borrowing availability is recalculated daily based on changes to the assets, with margin calls issued in the morning as appropriate. The cost to borrow is 1 week LIBOR + 90 bps and there is no mandatory usage or period wherein the debt needs to be repaid.

As of March 31, 2018, the Company had borrowings of $71.2 million and additional borrowing capacity of $0.9 million under the JPMC PB Account.

The weighted average annualized interest cost for all borrowings for the three months ended March 31, 2018, and March 31, 2017 was 4.36% and 3.79%, respectively. The average daily debt outstanding for the three months ended March 31, 2018, and March 31, 2017 was $1,090.0 million and $926.7 million, respectively. The maximum debt outstanding for the three months ended March 31, 2018, and March 31, 2017 was $1,175.9 million and $945.6 million, respectively.

The following table represents borrowings as of March 31, 2018:

	Maturity Date	Total Aggregate Borrowing Capacity	Total Principal Outstanding	Less Deferred Financing Costs	Amount per Balance Sheet
Wells Fargo Credit Facility	5/18/2022	$400,000	$266,052	$(5,944)	$260,108
Citi Credit Facility	5/28/2020	400,000	356,003	(1,708)	354,295
UBS Credit Facility	4/7/2018	232,500	232,500	(7)	232,493
2022 Notes	12/30/2022	150,000	149,216	(2,167)	147,049
2020 Notes	9/1/2020	100,000	99,236	(304)	98,932
JPMC PB Account	n/a	72,089	71,173	—	71,173
Totals		$1,354,589	$1,174,180	$(10,130)	$1,164,050

The following table represents borrowings as of December 31, 2017:

	Maturity Date	Total Aggregate Borrowing Capacity	Total Principal Outstanding	Less Deferred Financing Costs	Amount per Balance Sheet
Wells Fargo Credit Facility	5/18/2022	$400,000	$188,051	$(6,299)	$181,752
Citi Credit Facility	5/28/2020	400,000	336,003	(1,902)	334,101
UBS Credit Facility	4/7/2018	232,500	232,500	(110)	232,390
2022 Notes	12/30/2022	150,000	149,175	(2,280)	146,895
2020 Notes	9/1/2020	100,000	99,158	(335)	98,823
JPMC PB Account	n/a	49,994	36,262	—	36,262
Totals		$1,332,494	$1,041,149	$(10,926)	$1,030,223

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

The following table represents interest and debt fees for the three months ended March 31, 2018:

	Three months ended March 31, 2018
	Interest Rate	Non-Usage Rate	Interest Expense	Deferred Financing Costs (3)	Other Fees (4)
Wells Fargo Credit Facility	(1)	(2)	$2,161	$355	$498
Citi Credit Facility	L+1.60%	0.50%	2,798	195	96
UBS Credit Facility	L+4.05%	n/a	3,372	103	25
2022 Notes	4.75%	n/a	1,822	112	4
2020 Notes	6.00%	n/a	1,578	31	—
JPMC PB Account	L+0.90%	n/a	300	—	—
Totals			$12,031	$796	$623

_________________

(1) Interest rate is priced at one month's LIBOR with no LIBOR floor, plus a spread ranging between 1.65% and 2.50% per annum, depending on the composition of the portfolio of loans owned.

(2) The non-usage fee per annum is 0.50% for the first 25% of the unused balance and 2.0% for the unused balance that exceeds 25%.

(3) Amortization of deferred financing costs.

(4) Includes non-usage fees, custody fees and trustee fees.

The following table represents interest and debt fees for the three months ended March 31, 2017:

	Three months ended March 31, 2017
	Interest Rate	Non-Usage Rate	Interest Expense	Deferred Financing Costs (3)	Other Fees (4)
Wells Fargo Credit Facility	(1)	(2)	$2,368	$212	$238
Citi Credit Facility	L+1.70%	0.50%	2,032	182	140
UBS Credit Facility	L+4.05%	n/a	2,931	102	23
2020 Notes	6.00%	n/a	1,578	31	7
JPMC PB Account	L+0.90%	n/a	6	—	—
Totals			$8,915	$527	$408

______________

(1) Interest rate is priced at one month's LIBOR with no LIBOR floor, plus a spread ranging between 1.75% and 2.50% per annum, depending on the composition of the portfolio of loans owned.

(2) The non-usage fee per annum for the first nine months is 0.50%; thereafter, 0.50% for the first 20% of the unused balance and 2.0% for the unused balance that exceeds 20%.

(3) Amortization of deferred financing costs.

(4) Includes non-usage fees, custody fees and trustee fees.

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate fair value. The fair value of short-term financial instruments such as cash and cash equivalents, due to affiliates and accounts payable approximate their carrying value on the accompanying consolidated statements of assets and liabilities due to their short-term nature. The fair value of the Company's 2020 Notes and 2022 Notes are derived from market indications provided by Bloomberg Finance L.P. at March 31, 2018 and December 31, 2017, respectively.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

At March 31, 2018, the carrying amount of our secured borrowings approximated their fair value. The fair values of our debt obligations are determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of our borrowings are estimated based upon market interest rates for our own borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. As of March 31, 2018 and December 31, 2017, our borrowings would be deemed to be Level 3, as defined in Note 3.

The fair values of the Company’s remaining financial instruments that are not reported at fair value on the accompanying consolidated statements of assets and liabilities are reported below (amounts in thousands):

	Level	Carrying Amount at March 31, 2018	Fair Value at March 31, 2018
Wells Fargo Credit Facility	3	$266,052	$266,052
Citi Credit Facility	3	356,003	356,003
UBS Credit Facility	3	232,500	232,500
2022 Notes	3	149,216	150,899
2020 Notes	3	99,236	103,524
JPMC PB Account	3	71,173	71,173
		$1,174,180	$1,180,151

	Level	Carrying Amount at December 31, 2017	Fair Value at December 31, 2017
Wells Fargo Credit Facility	3	$188,051	$188,051
Citi Credit Facility	3	336,003	336,003
UBS Credit Facility	3	232,500	232,500
2022 Notes	3	149,175	148,811
2020 Notes	3	99,158	103,276
JPMC PB Account	3	36,262	36,262
		$1,041,149	$1,044,903

Note 6 — Commitments and Contingencies

Commitments

In the ordinary course of business, the Company may enter into future funding commitments. As of March 31, 2018, the Company had unfunded commitments on delayed draw term loans of $28.1 million, unfunded commitments on revolver term loans of $21.5 million and unfunded equity capital commitments of $6.0 million. As of December 31, 2017, the Company had unfunded commitments on delayed draw term loans of $38.7 million, unfunded commitments on revolver term loans of $19.8 million and unfunded equity capital commitments of $6.0 million. The unfunded commitments are disclosed in the Company's consolidated schedule of investments. The Company maintains sufficient cash on hand and available borrowings to fund such unfunded commitments.

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims and regulatory matters. The Company has no knowledge of material legal or regulatory proceedings pending or known to be contemplated against the Company at this time.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Indemnifications

In the ordinary course of its business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, management feels that the likelihood of such an event is remote.

Guarantees

The Company has provided a guarantee to its controlled portfolio company, Park Ave RE Holdings, LLC, in connection with a secured loan whereby the Company will be responsible for certain liabilities of the portfolio company upon the occurrence of certain events (such as a bankruptcy or the incurrence of additional indebtedness in violation of the terms of the loan).

Note 7 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Adviser and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations.

As a result of these relationships, the Company is dependent upon the Adviser and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 8 — Common Stock

On August 25, 2011, the Company had raised sufficient funds to break escrow on its IPO. On July 1, 2014, the Company's registration statement on Form N-2 (File No.333-193241) for its Follow-on was declared effective by the SEC. Simultaneously with the effectiveness of the registration statement of the Follow-on, the Company's IPO terminated. Through March 31, 2018, the Company sold 197.0 million shares of common stock for gross proceeds of $2.1 billion, including the shares purchased by an affiliate of BSP and shares issued under the Company's DRIP. Following the time the Company's updated registration statement was declared effective on June 30, 2015, the Company issued shares for subscription agreements that had been accepted through that date. The Company is no longer issuing new shares except for DRIP shares. As of March 31, 2018, the Company had repurchased 18.8 million shares of common stock through its share repurchase program for payments of $166.2 million.

The following table reflects the common stock activity for the three months ended March 31, 2018 (dollars in thousands except share amounts):

	Shares	Value
Shares Sold	—	$—
Shares Issued through DRIP	1,223,362	10,167
Share Repurchases	(2,711,841)	(22,549)
	(1,488,479)	$(12,382)

The following table reflects the common stock activity for the year ended December 31, 2017 (dollars in thousands except share amounts):

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

	Shares	Value
Shares Sold	—	$—
Shares Issued through DRIP	6,162,092	52,455
Share Repurchases	(3,548,885)	(30,212)
	2,613,207	$22,243

Note 9 — Share Repurchase Program

The Company intends to conduct semi-annual tender offers pursuant to its share repurchase program (“SRP”). The Company’s board of directors considers the following factors in making its determination regarding whether to cause the Company to offer to repurchase shares and under what terms:

•the effect of such repurchases on the Company's qualification as a RIC (including the consequences of any necessary asset sales);

•the liquidity of the Company's assets (including fees and costs associated with disposing of assets);

•the Company's investment plans and working capital requirements;

•the relative economies of scale with respect to the Company's size;

•the Company's history in repurchasing shares or portions thereof;

•the condition of the securities markets.

On March 8, 2016, the Company's board of directors amended the Company's SRP. The Company intends to conduct tender offers on a semi-annual basis, instead of on a quarterly basis as was done previously. The Company intends to continue to limit the number of shares to be repurchased in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 5.0% at each semi-annual tender offer. In addition, in the event of a stockholder’s death or disability, any repurchases of shares made in connection with a stockholder’s death or disability may be included within the overall limitation imposed on tender offers during the relevant redemption period, which provides that the Company may limit the number of shares to be repurchased during any redemption period to the number of shares of common stock the Company is able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period. The Company's four most recent tender offers were oversubscribed.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Offer Date	Repurchase Date	Shares Tendered	Shares Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (in thousands)
September 12, 2012	October 8, 2012	—	—	$9.71	$—
December 13, 2012	January 15, 2013	46,975	10,732	$9.90	$106.22
March 27, 2013	April 25, 2013	29,625	29,625	$10.18	$301.58
July 15, 2013	August 13, 2013	30,365	30,365	$10.18	$308.97
October 22, 2013	November 21, 2013	55,255	55,255	$10.36	$572.44
February 4, 2014	March 6, 2014	68,969	68,969	$10.36	$714.52
June 6, 2014	July 11, 2014	117,425	117,425	$10.36	$1,216.38
August 7, 2014	September 10, 2014	111,854	111,854	$10.36	$1,158.80
December 19, 2014	January 23, 2015	313,101	313,101	$10.36	$3,243.73
March 16, 2015	April 15, 2015	162,688	162,688	$10.36	$1,685.45
June 26, 2015	July 31, 2015	533,527	533,527	$9.72	$5,185.88
September 18, 2015	October 20, 2015	728,874	728,874	$9.53	$6,946.17
December 23, 2015	January 25, 2016	7,375,871	3,053,869	$9.22	$28,156.67
July 26, 2016	December 31, 2016	17,004,354	6,715,864	$8.58	$57,622.10
June 8, 2017	July 6, 2017	11,747,753	3,433,482	$8.52	$28,576.26
December 19, 2017	January 19, 2018	21,521,235	2,547,524	$8.31	$21,350.21

Share amounts in the table above represent amounts filed in the tender offer.

Through March 31, 2018, the Company had repurchased an aggregate of 18.8 million shares of common stock for payments of $166.2 million. As of December 31, 2017, the Company had repurchased 16.0 million shares of common stock for payments of $143.6 million. Amounts include additional shares tendered for death and disability as permitted.

Note 10 — Earnings Per Share

Basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. The Company had no potentially dilutive securities as of March 31, 2018 and December 31, 2017.

The following information sets forth the computation of the weighted average basic and diluted net increase in net assets per share resulting from operations for the three months ended March 31, 2018 and March 31, 2017.

	For the Three Months Ended March 31,	For the Three Months Ended March 31,
	2018	2017
Basic and diluted
Net increase in net assets resulting from operations	$21,976	$19,367
Weighted average common shares outstanding	179,247,608	178,215,971
Net increase in net assets resulting from operations per share	$0.12	$0.11

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Note 11 — Distributions

The Company’s board of directors has authorized, and has declared, cash distributions payable on a monthly basis to stockholders of record on each day since it commenced operations. From November 2013 until July 2017, the distribution rate has been $0.002378082 per day, which is equivalent to $0.868 per annum, per share of common stock, except for 2016 where the daily distribution rate was $0.002371585 per day to accurately reflect 2016 being a leap year. In July 2017, the board of directors reduced the distribution rate with respect to the Company's cash distributions to $0.001780822 per day, which is equivalent to $0.65 annually, per share of common stock.

The amount of each such distribution is subject to the discretion of the board of directors and applicable legal restrictions related to the payment of distributions. The Company calculates each stockholder’s specific distribution amount for the month using record and declaration dates and accrue distributions on the date the Company accepts a subscription for shares of the Company’s common stock. The distributions are payable by the fifth day following each month end to stockholders of record at the close of business each day during the prior month.

From time to time, the Company may also pay interim distributions at the discretion of its board of directors. The Company may fund its cash distributions to stockholders from any sources of funds available to it, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets and non-capital gains proceeds from the sale of assets. The Company’s distributions may exceed its earnings, especially during the period before the Company has substantially invested the proceeds from its IPO and Follow-on. As a result, a portion of the distributions the Company will make may represent a return of capital for tax purposes. As of March 31, 2018, the Company had accrued $9.8 million in stockholder distributions that were unpaid. As of December 31, 2017, the Company had accrued $9.9 million in stockholder distributions that were unpaid.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

The table below reflects the cash distributions per share that we have paid on our common stock since January 2016.

Record Date	Payment Date	Per share	Distributions Paid in Cash	Distributions Paid Through the DRIP	Total Distributions Paid
2016:
January 31, 2016	February 3, 2016	$0.07	$8,922	$4,298	$13,220
February 28, 2016	March 1, 2016	0.07	7,014	5,333	12,347
March 31, 2016	April 1, 2016	0.07	7,363	5,718	13,081
April 30, 2016	May 2, 2016	0.07	12,708	(2)	12,706
May 31, 2016	June 2, 2016	0.07	7,582	5,539	13,121
June 30, 2016	July 1, 2016	0.07	7,438	5,304	12,742
July 31, 2016	August 1, 2016	0.07	7,789	5,421	13,210
August 31, 2016	September 1, 2016	0.07	7,908	5,351	13,259
September 30, 2016	October 3, 2016	0.07	7,745	5,127	12,872
October 31, 2016	November 1, 2016	0.07	8,067	5,273	13,340
November 30, 2016	December 1, 2016	0.07	7,947	5,073	13,020
December 31, 2016	January 3, 2017	0.07	8,311	5,205	13,516
			$98,794	$57,640	$156,434
2017:
January 31, 2017	February 3, 2017	$0.07	$7,983	$5,081	$13,064
February 28, 2017	March 1, 2017	0.07	7,250	4,612	11,862
March 31, 2017	April 3, 2017	0.07	8,135	5,060	13,195
April 30, 2017	May 1, 2017	0.07	7,942	4,881	12,823
May 31, 2017	June 1, 2017	0.07	8,270	4,995	13,265
June 30, 2017	July 3, 2017	0.07	8,064	4,813	12,877
July 31, 2017	August 3, 2017	0.06	6,307	3,692	9,999
August 31, 2017	September 1, 2017	0.06	6,223	3,622	9,845
September 30, 2017	October 2, 2017	0.05	6,060	3,477	9,537
October 31, 2017	November 1, 2017	0.06	6,303	3,574	9,877
November 30, 2017	December 1, 2017	0.05	6,140	3,443	9,583
December 31, 2017	January 2, 2018	0.06	6,388	3,535	9,923
			$85,065	$50,785	$135,850
2018:
January 31, 2018	February 1, 2018	0.06	$6,443	$3,503	$9,946
February 28, 2018	March 1, 2018	0.05	5,809	3,129	8,938
March 31, 2018	April 1, 2018	0.06	6,436	3,407	9,843
			$18,688	$10,039	$28,727

The Company has not established any limit on the extent to which it may use borrowings, if any, or proceeds from its IPO and Follow-on to fund distributions (which may reduce the amount of capital it ultimately invests in assets). There can be no assurance that the Company will be able to sustain distributions at any particular level.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Note 12 — Income Tax Information and Distributions to Stockholders

The Company has elected to be treated for federal income tax purposes as a RIC under the Code. Generally, a RIC is exempt from federal income taxes if it meets, certain quarterly asset diversification requirements, annual income tests, and distributes to stockholders its ‘‘investment company taxable income,’’ as defined in the Code, each taxable year. Distributions declared prior to the filing of the previous year's tax return and paid up to one year after the previous tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. The Company intends to make sufficient distributions to maintain its RIC status each year. The Company may also be subject to federal excise taxes of 4%.

A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus net realized short-term capital gains in excess of net realized long-term capital losses). If the Company's expenses in a given taxable year exceed gross taxable income (e.g., as the result of large amounts of equity-based compensation), it would incur a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to the RIC’s stockholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, realized capital losses in excess of realized capital gains) to offset the RIC’s investment company taxable income, but may carry forward such net capital losses, and use them to offset capital gains indefinitely. Due to these limits on the deductibility of expenses and net capital losses, the Company may for tax purposes have aggregate taxable income for several taxable years that it is required to distribute and that is taxable to stockholders even if such taxable income is greater than the aggregate net income the Company actually earned during those taxable years. Such required distributions may be made from the Company cash assets or by liquidation of investments, if necessary. The Company may realize gains or losses from such liquidations. In the event the Company realizes net capital gains from such transactions, the Company may receive a larger capital gain distribution than it would have received in the absence of such transactions.

Depending on the level of taxable income earned in a tax year, the Company may choose to carry forward taxable income in excess of current year distributions into the next tax year and incur a 4% U.S. federal excise tax on such income, as required. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year distributions, the Company accrues excise tax, if any, on estimated excess taxable income as taxable income is earned.

The Company did not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740-10-25, Income Taxes (“ASC Topic 740”), nor did the Company have any unrecognized tax benefits as of the periods presented herein. The Company's 2017, 2016, 2015 and 2014 federal tax returns remain subject to examination by the Internal Revenue Service.

As of March 31, 2018, the Company had a deferred tax asset of $1.6 million and a deferred tax liability of $(4.2) million. Given the losses generated by certain entities, deferred tax assets have been offset by valuation allowances of $1.6 million. As of December 31, 2017, the Company had a deferred tax asset of $1.6 million and a deferred tax liability of $(3.6) million. Given the losses generated by certain entities, deferred tax assets have been offset by valuation allowances of $1.6 million.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (“the Tax Act”) was signed into law. The Tax Act reduced the statutory income tax rate applicable to corporations from 35 percent to 21 percent. Additionally, the Tax Act makes changes regarding the use of net operating losses, repeals the corporate alternative minimum tax, restricts corporate deductibility of interest expense, and makes significant changes to the U.S. international tax rules. These changes affect the Company’s estimates of the current income tax expense and the deferred tax asset and liability balances used in the calculation of its net asset value.

The Company has assessed that the reduction in the corporate tax rate did not have a significant impact on the Company’s net asset value. The Company will continue to assess the effects of the Tax Act on the deferred tax asset and liability balances and valuation allowances and continually assess the recoverability of their deferred tax assets based upon the weight of available evidence.

The deferred tax asset valuation allowance has been determined pursuant to the provisions of ASC Topic 740, including the Company's estimation of future taxable income, if necessary, and is adequate to reduce the total deferred tax asset to an amount that will more likely than not be realized.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Note 13 — Financial Highlights

The following is a schedule of financial highlights for the three months ended March 31, 2018 and March 31, 2017:

	For the Three Months Ended March 31,	For the Three Months Ended March 31,
	2018	2017
Per share data:
Net asset value, beginning of period	$8.30	$8.62

Results of operations (1) Net investment income	0.15	0.15
Net realized and unrealized gain (loss), net of deferred taxes	(0.03)	(0.04)
Net increase in net assets resulting from operations	0.12	0.11

Stockholder distributions (2) Distributions from net investment income	(0.16)	(0.21)
Net decrease in net assets resulting from stockholder distributions	(0.16)	(0.21)

Capital share transactions Issuance of common stock (3)	—	—
Repurchases of common stock	—	—
Net decrease in net assets resulting from capital share transactions	—	—
Net asset value, end of period	$8.26	$8.52
Shares outstanding at end of period	178,245,519	178,750,498
Total return (4)	1.47%	1.32%
Ratio/Supplemental data:
Net assets, end of period (in thousands)	$1,475,064	$1,525,136
Ratio of net investment income to average net assets (6) (7)	8.09%	8.38%
Ratio of total expenses to average net assets (6) (7)	7.82%	6.50%
Portfolio turnover rate (5)	6.26%	7.23%

______________

(1)	The per share data was derived by using the weighted average shares outstanding during the period.

(2)	The per share data for distributions reflects the actual amount of distributions declared per share during the period.

(3)	The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of shares of common stock mainly from the Company's DRIP.

(4)	Total return is calculated assuming a purchase of shares of common stock at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the DRIP.

(5)	Portfolio turnover rate is calculated using the lesser of year-to-date purchases or sales over the average of the invested assets at fair value. Not annualized.

(6)	Ratios are annualized, except for incentive fees.

(7)	There were no offering costs during the period.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Note 14 – Schedules of Investments and Advances to Affiliates

The following table presents the Schedule of Investments and Advances to Affiliates as of March 31, 2018:

Portfolio Company (1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2017	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at March 31, 2018
Control Investments
California Resources Development JV, LLC - Preferred Equity	Equity/Other	$1,457	$26,984	$—	$(2,134)	$—	$102	$24,952
Capstone Nutrition Common Stock (fka Integrity Nutraceuticals, Inc.) (4)	Equity/Other	—	—	—	—	—	—	—
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (4)	Senior Secured First Lien Debt	—	—	2,829	—	—	47	2,876
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (4)	Senior Secured First Lien Debt	—	4,096	—	—	—	(1,127)	2,969
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (4)	Senior Secured First Lien Debt	—	9,467	—	—	—	(2,605)	6,862
Capstone Nutrition - Common Stock (fka Integrity Nutraceuticals, Inc.) (4)	Equity/Other	—	—	—	—	—	—	—
Kahala Ireland OpCo Designated Activity Company (3)	Senior Secured First Lien Debt	4,600	141,549	—	—	—	—	141,549
Kahala Ireland OpCo Designated Activity Company - Common Equity (3)	Equity/Other	—	11,709	—	—	—	(2,860)	8,849
Kahala Ireland OpCo Designated Activity Company - Profit Participating Note (3)	Equity/Other	—	3,250	—	—	—	—	3,250
Kahala US OpCo LLC - Class A Preferred Units (3)	Equity/Other	—	—	—	10	—	(10)	—
NexSteppe Inc. - Series C Preferred Stock Warrant	Equity/Other	—	—	—	—	—	—	—
NexSteppe Inc.	Senior Secured First Lien Debt	—	—	250	—	—	(250)	—
NexSteppe Inc.	Senior Secured First Lien Debt	—	—	—	—	—	—	—
NMFC Senior Loan Program I, LLC	Equity/Other	1,626	50,805	—	—	—	321	51,126
South Grand MM CLO I, LLC	Equity/Other	—	28,904	—	(19,800)	394	1,098	10,596
Park Ave RE Holdings, LLC - Common Shares (2)	Equity/Other	—	12,678	—	102	—	1,517	14,297
Park Ave RE Holdings, LLC - Preferred Shares (2)	Equity/Other	—	23,645	—	—	—	—	23,645
Park Ave RE Holdings, LLC (2)	Subordinated Debt	1,209	37,192	—	—	—	—	37,192
Total Control Investments		$8,892	$350,279	$3,079	$(21,822)	$394	$(3,767)	$328,163

Affiliate Investments
Answers Corporation - Common Equity	Equity/Other	$—	$14,231	$—	$—	$—	$(3,266)	10,965
Answers Corporation	Senior Secured First Lien Debt	54	2,916	5	(7)	—	(5)	2,909
Answers Corporation	Senior Secured Second Lien Debt	143	4,371	39	(12)	1	(39)	4,360

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Portfolio Company (1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2017	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at March 31, 2018
B&M CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	392	12,804	—	(592)	(1,857)	1,965	12,320
Basho Technologies, Inc. (7)	Senior Secured First Lien Debt	—	—	—	—	(6,484)	6,484	—
Basho Technologies, Inc. (7)	Senior Secured First Lien Debt	—	—	—	—	(2,550)	2,550	—
Basho Technologies, Inc. - Series G Senior Participating Preferred Stock Warrant (7)	Equity/Other	—	—	—	—	(2,000)	2,000	—
CVP Cascade CLO, LTD. Subordinated Notes	Collateralized Securities	278	4,121	—	(334)	(5,500)	4,136	2,423
Figueroa CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	189	12,508	—	(342)	(4,000)	4,032	12,198
Danish CRJ LTD. - Common Equity	Equity/Other	—	605	—	—	—	(145)	460
MidOcean Credit CLO II, LLC Income Notes	Collateralized Securities	602	20,651	—	—	—	1,169	21,820
MidOcean Credit CLO III, LLC Subordinated Notes	Collateralized Securities	135	17,508	—	(698)	(3,300)	3,329	16,839
MidOcean Credit CLO IV, LLC Income Notes	Collateralized Securities	501	12,212	—	(223)	—	1,101	13,090
NewStar Arlington Senior Loan Program LLC Subordinated Notes	Collateralized Securities	1,340	25,439	—	(469)	—	466	25,436
NewStar Exeter Fund CLO – Debt	Collateralized Securities	287	8,660	40	—	—	(255)	8,445
NewStar Exeter Fund CLO – Equity	Collateralized Securities	(58)	13,089	—	(850)	(7,000)	5,832	11,071

OFSI Fund VI, Ltd. - Subordinated Note	Collateralized Securities	313	10,162	—	(777)	(1,000)	1,385	9,770
PennantPark Credit Opportunities Fund II, LP	Equity/Other	253	10,136	—	—	—	31	10,167
Related Fee Agreements (5)	Collateralized Securities	(50)	3,917	—	(710)	(343)	635	3,499
Silver Spring CLO, Ltd. Subordinated Notes	Collateralized Securities	217	10,363	—	(553)	(6,000)	4,692	8,502
Tax Defense Network, LLC	Senior Secured First Lien Debt	157	7,477	—	—	—	236	7,713
Tax Defense Network, LLC	Equity/Other	—	—	—	—	—	—	—
Tennenbaum Waterman Fund, L.P.	Equity/Other	350	10,427	—	—	—	3	10,430
THL Credit Greenway Fund II LLC	Equity/Other	749	11,373	—	(1,615)	—	(362)	9,396
Twenty Eighty, Inc. - Class A Common Equity	Equity/Other	—	—	—	—	—	—	—
Twenty Eighty, Inc.	Senior Secured First Lien Debt	274	4,719	213	—	—	1,297	6,229
Twenty Eighty, Inc.	Senior Secured First Lien Debt	113	2,853	53	(36)	5	12	2,887
Twenty Eighty, Inc.	Senior Secured First Lien Debt	262	3,739	259	—	—	1,764	5,762
WhiteHorse VIII, Ltd. CLO Subordinated Notes	Collateralized Securities	72	8,761	—	(389)	(1,000)	1,523	8,895
World Business Lenders, LLC - Preferred Stock	Equity/Other	—	3,759	—	—	—	—	3,759

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Portfolio Company (1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2017	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at March 31, 2018
Total Affiliate Investments		$6,573	$236,801	$609	$(7,607)	$(41,028)	$40,570	$229,345
Total Control & Affiliate Investments		$15,465	$587,080	$3,688	$(29,429)	$(40,634)	$36,803	$557,508

______________________________________________________

*     Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

**     Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category. During the period the cost basis for certain CLO positions was reduced due to the realization of an other than temporary impairment amounts realized were reserved against fair value in prior periods.

(1)	The principal amount and ownership detail are shown in the consolidated schedules of investments.

(2)	This investment was not deemed significant under Regulation S-X as of March 31, 2018.

(3)	This investment was not deemed significant under Regulation S-X as of March 31, 2018.

(4)	This investment was not deemed significant under Regulation S-X as of March 31, 2018.

(5)	Not all Related Fee Agreements shown on the consolidated schedules of investments are Affiliated Investments.

(6)	Gross of deferred taxes in the amount of $0.5 million.

(7)	Investment no longer held as of March 31, 2018.

Dividends and interest for the three months ended March 31, 2018 and March 31, 2017 attributable to Controlled and Affiliated investments no longer held as of March 31, 2018 and March 31, 2017 was $0.0 and $0.05 million, respectively.

Realized gain (loss) for the three months ended March 31, 2018 and March 31, 2017 attributable to Controlled Affiliated investments no longer held as of March 31, 2018 and March 31, 2017 was $0.01 million and $0.9 million, respectively.

Change in unrealized gain (loss) for the three months ended March 31, 2018 and March 31, 2017 attributable to Controlled and Affiliated investments no longer held as of March 31, 2018 and March 31, 2017 was $(0.01) million and $(0.9) million, respectively.

The following table presents the Schedule of Investments and Advances to Affiliates as of December 31, 2017:

Portfolio Company (1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2016	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at December 31, 2017
Control Investments
California Resources Development JV, LLC - Preferred Equity	Equity/Other	$1,987	$—	$26,182	$—	$—	$802	$26,984
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) (4)	Senior Secured First Lien Debt	—	19,708	—	—	—	(6,145)	13,563
Capstone Nutrition Common Stock (fka Integrity Nutraceuticals, Inc.) (4)	Equity/Other	—	—	—	—	—	—	—
Capstone Nutrition Common Stock (fka Integrity Nutraceuticals, Inc.) (4)	Equity/Other	—	—	—	—	—	—	—
Kahala Ireland OpCo Designated Activity Company (3)	Senior Secured First Lien Debt	19,245	149,409	140	(8,000)	—	—	141,549
Kahala Ireland OpCo Designated Activity Company - Common Equity (3)	Equity/Other	—	8,180	—	—	—	3,529	11,709

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Portfolio Company (1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2016	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at December 31, 2017
Kahala Ireland OpCo Designated Activity Company - Profit Participating Note (3)	Equity/Other	—	3,250	—	(48)	—	48	3,250
Kahala US OpCo LLC (4)	Senior Secured First Lien Debt	120	2,690	—	(2,690)	—	—	—
Kahala US OpCo LLC - Class A Preferred Units (4)	Equity/Other	—	4,000	—	(2,491)	(1,702)	193	—
NexSteppe Inc.	Senior Secured First Lien Debt	381	—	8,250	(185)	—	(8,065)	—
NexSteppe Inc.	Senior Secured First Lien Debt	—	—	1,500	—	—	(1,500)	—
NexSteppe Inc. - Series C Preferred Stock Warrant	Equity/Other	—	—	1,280	(1,000)	—	(280)	—
NMFC Senior Loan Program I, LLC	Equity/Other	6,782	—	47,057	—	—	3,748	50,805
Park Ave RE Holdings, LLC (2)	Subordinated Debt	4,902	37,192	—	—	—	—	37,192
Park Ave RE Holdings, LLC (2) - Common Shares	Equity/Other	—	6,564	—	—	—	6,114	12,678
Park Ave RE Holdings, LLC (2) - Preferred Shares	Equity/Other	946	23,645	—	—	—	—	23,645
South Grand MM CLO I, LLC	Equity/Other	2,223	—	28,382	—	—	522	28,904
Total Control Investments		$36,586	$254,638	$112,791	$(14,414)	$(1,702)	$(1,034)	$350,279

Affiliate Investments
Answers Corporation	Senior Secured First Lien Debt	$151	$—	$2,967	$(23)	$1	$(29)	2,916
Answers Corporation	Senior Secured First Lien Debt	(1)	—	17,064	(15,365)	(18,223)	16,524	—
Answers Corporation	Senior Secured First Lien Debt	1	—	2,954	(2,954)	—	—	—
Answers Corporation	Senior Secured Second Lien Debt	418	—	4,118	(35)	4	284	4,371
Answers Corporation	Equity/Other	—	—	11,361	—	—	2,870	14,231
B&M CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	277	16,772	—	(4,946)	—	978	12,804
Basho Technologies, Inc.	Senior Secured First Lien Debt	72	—	3,904	(3,967)	69	(6)	—
Basho Technologies, Inc.	Senior Secured First Lien Debt	—	—	918	—	—	(918)	—
Basho Technologies, Inc. - Series G Senior Participating Preferred Stock Warrant	Equity/Other	—	—	—	—	—	—	—
Basho Technologies, Inc. - Series G Senior Preferred Stock	Equity/Other	—	—	—	—	—	—	—
CVP Cascade CLO, LTD. Subordinated Notes	Collateralized Securities	3	8,868	—	(2,934)	—	(1,813)	4,121
CVP Cascade CLO-2, LTD. Subordinated Notes (7)	Collateralized Securities	191	11,593	—	(10,837)	(2,829)	2,073	—
Danish CRJ LTD.	Senior Secured First Lien Debt	—	20	—	(7)	—	(13)	—
Danish CRJ LTD.	Equity/Other	—	407	—	—	—	198	605

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

Portfolio Company (1)	Type of Asset	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2016	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at December 31, 2017
Figueroa CLO 2014-1, LTD. Subordinated Notes	Collateralized Securities	(103)	16,101	—	(3,520)	—	(73)	12,508
MidOcean Credit CLO II, LLC Income Notes	Collateralized Securities	2,380	22,419	—	(2,216)	—	448	20,651
MidOcean Credit CLO III, LLC Subordinated Notes	Collateralized Securities	715	23,341	—	(3,674)	—	(2,159)	17,508
MidOcean Credit CLO IV, LLC Income Notes	Collateralized Securities	689	15,505	—	(1,871)	—	(1,422)	12,212
NewStar Arlington Senior Loan Program LLC Subordinated Notes	Collateralized Securities	4,930	24,491	—	(1,945)	—	2,893	25,439
NewStar Exeter Fund CLO – Debt	Collateralized Securities	1,106	8,455	162	—	—	43	8,660
NewStar Exeter Fund CLO – Equity	Collateralized Securities	1,645	20,579	—	(2,609)	—	(4,881)	13,089
NMFC Senior Loan Program I, LLC	Equity/Other	—	47,057	—	(47,057)	—	—	—
Ocean Trails CLO V, LTD. (7)	Collateralized Securities	48	29,144	—	(29,128)	906	(922)	—
OFSI Fund VI, Ltd. Subordinated Notes	Collateralized Securities	617	17,354	—	(5,007)	—	(2,185)	10,162
PennantPark Credit Opportunities Fund II, LP	Equity/Other	705	9,788	2,691	(2,691)	10	338	10,136
Related Fee Agreements (5)	Collateralized Securities	922	9,647	—	(3,607)	42	(2,165)	3,917
Silver Spring CLO, Ltd. Subordinated Notes	Collateralized Securities	94	12,007	—	(3,554)	—	1,910	10,363
South Grand MM CLO I, LLC	Equity/Other	—	28,382	—	(28,382)	—	—	—
Squan Holding Corp.	Senior Secured First Lien Debt	—	6,895	—	(6,895)	—	—	—
Squan Holding Corp. - Class A Common Stock	Equity/Other	—	—	—	—	—	—	—
Squan Holding Corp. - Series A Preferred Stock	Equity/Other	—	—	—	—	—	—	—
Tax Defense Network, LLC	Senior Secured First Lien Debt	1,075	—	18,682	(117)	1	(11,089)	7,477
Tax Defense Network, LLC - Common Equity	Equity/Other	—	—	—	—	—	—	—
Tennenbaum Waterman Fund, L.P.	Equity/Other	1,270	—	10,169	—	—	258	10,427
Twentyeighty, Inc. - First Lien Debt (TLA 3/20)	Senior Secured First Lien Debt	378	—	2,426	—	—	427	2,853
Twentyeighty, Inc. - First Lien Debt (TLB 3/20)	Senior Secured First Lien Debt	928	—	4,535	—	—	184	4,719
Twentyeighty, Inc. - First Lien Debt (TLC 3/20)	Senior Secured First Lien Debt	881	—	4,164	—	—	(425)	3,739
Twentyeighty, Inc. - Class A Common Equity	Equity/Other	—	—	—	—	—	—	—
Twentyeighty, Inc. - Revolver (TL 3/20)	Senior Secured First Lien Debt	2	—	—	—	—	—	—
THL Credit Greenway Fund II LLC	Equity/Other	957	12,850	—	(1,849)	—	372	11,373
WhiteHorse VIII, Ltd. CLO Subordinated Notes	Collateralized Securities	712	12,563	—	(2,859)	—	(943)	8,761
World Business Lenders, LLC - Preferred Stock	Equity/Other	—	—	4,441	—	—	(682)	3,759
Total Affiliate Investments		$21,063	$354,238	$90,556	$(188,049)	$(20,019)	$75	$236,801
Total Control & Affiliate Investments		$57,649	$608,876	$203,347	$(202,463)	$(21,721)	$(959)	$587,080

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

______________________________________________________

*     Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

**     Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

(1)	The principal amount and ownership detail are shown in the consolidated schedules of investments.

(2)	This investment was not deemed significant under Regulation S-X as of December 31, 2017.

(3)	For the year ended December 31, 2017, the Company had determined that it must include audited financial statements of Kahala Ireland Opco Designated Activity Company because it was a controlled investment and was required to do so under SEC Rule 3-09. The audited financial statements were attached as Exhibit 99.1 in the Company's 2017 Form 10-K.

(4)	This investment was not deemed significant under Regulation S-X as of December 31, 2017.

(5)	Not all Related Fee Agreements shown on the consolidated schedules of investments are Affiliated Investments.

(6)	Gross of deferred taxes.

(7)	Investment no longer held as of December 31, 2017.

Dividends and interest for the year ended December 31, 2017 attributable to Controlled and Affiliated investments no longer held as of December 31, 2017 was $49 thousand.

Realized gain (loss) for the year ended December 31, 2017 attributable to Controlled Affiliated investments no longer held as of December 31, 2017 was $0.9 million.

Change in unrealized gain (loss) for the year ended December 31, 2017 attributable to Controlled and Affiliated investments no longer held as of December 31, 2017 was $(0.9) million, respectively.

Note 15 – Subsequent Events

The Company has evaluated subsequent events through the filing of this Form 10-Q and determined that there have been no events that have occurred that would require adjustments to the Company’s disclosures in the consolidated financial statements except for the following:

Asset Purchase Agreement

On April 3, 2018, Benefit Street Partners L.L.C. (“BSP”), through an affiliate, entered into an Asset Purchase Agreement (the “APA”) with Triangle Capital Corporation (“Triangle”) under which certain funds advised by BSP will acquire Triangle’s Investment Portfolio (the “Triangle Portfolio”) for $981.2 million in cash, as adjusted in accordance with the terms of the APA (the “Triangle Transaction”). Our Adviser is an affiliate of BSP, and we intend to participate in the Triangle Transaction by purchasing a portion of the Triangle Portfolio. The final allocation of the assets in the Triangle Portfolio among the Company and the other funds advised by BSP will be determined prior to the closing of the Triangle Transaction in accordance with BSP’s allocation policy. This allocation policy typically results in the Company receiving approximately 20-25% of the allocation of each BSP transaction in which the Company participates. However, the final allocation of the investments in the Triangle Portfolio by BSP will be based on a number of factors, including, among others, our available capital at the time of allocation, changes in the composition of the Triangle Portfolio between the signing of the APA and the closing of the Triangle Transaction, the suitability of the investments in Triangle’s Portfolio for the Company as compared to the other funds managed by BSP, regulatory guidance (if any) regarding the allocation of certain Triangle Portfolio assets between funds managed by BSP and changes in the relative size of the funds managed by BSP. Subject to certain closing conditions, as described below, the parties anticipate that the Triangle Transaction will close in July of 2018. Shareholder approval was obtained on July 24, 2018.

The APA contains customary representations, warranties and covenants, including covenants regarding the non-solicitation of competing offers from third parties. The obligations of the parties to complete the Triangle Transaction are subject to certain customary conditions, including: (a) the approval by Triangle’s stockholders of the APA and the matters that are conditions to closing of the APA; (b) the approval by Triangle’s stockholders of the matters to be voted upon by them that are conditions to

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended March 31, 2018

(Unaudited)

closing under the Stock Purchase and Transaction Agreement (the “SPA”) by and between Triangle and Barings LLC; (c) no law, injunction, order, decree entered by a governmental entity is in effect preventing or prohibiting the transactions contemplated by the APA; (d) if applicable, the expiration or termination of all waiting periods (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (e) the absence of a pending suit or proceeding by a governmental entity that has a reasonable likelihood of success (i) challenging the Triangle Transaction, seeking to restrain or prohibit the consummation of the Triangle Transaction or seeking to obtain from Triangle or BSP any damages that are material in relation to Triangle and its subsidiaries taken as a whole, or (ii) seeking to prohibit BSP or any of its subsidiaries from effectively controlling in any material respect the business or operations of Triangle and its subsidiaries.

Triangle and BSP have the right to terminate the APA under certain circumstances, including (a) by mutual written agreement of each party; or (b) by either Triangle or BSP if: (i) any governmental entity that must grant regulatory approval has issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the APA and such order, decree, ruling or other action has become final and nonappealable; (ii) the Triangle Transaction has not closed on or prior to October 5, 2018; (iii) Triangle’s stockholders do not approve the APA and the matters that are conditions to closing under the SPA; or (iv) there is a material breach of any covenants, agreements, representations or warranties by the other party that is not cured prior to the date of the closing of the Triangle Transaction.

Amendments to Wells Fargo Credit Facility

On April 3, 2018, the Company, through a wholly-owned, consolidated special purpose financing subsidiary Funding I, entered into an amendment to its revolving credit facility with BDCA, as the servicer, Wells Fargo Bank, National Association, as the administrative agent, and U.S. Bank as collateral agent, account bank and collateral custodian (the “Wells Fargo Credit Facility”), to, among other things, increase the aggregate amount of principal under the Wells Fargo Credit Facility from $400.0 million to $500.0 million.

On May 9, 2018, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, Funding I, entered into another amendment to its revolving credit facility with BDCA, as the servicer, Wells Fargo Bank, National Association, as the administrative agent, and U.S. Bank as collateral agent, account bank and collateral custodian, to, among other things, extend the maturity date to May 9, 2023.

Maturity of UBS Credit Facility

On April 6, 2018, BDCA borrowed $90.6 million under Wells Fargo Credit Facility and used such proceeds, together with cash on hand, to repay at maturity the debt financing facility that it had entered into with UBS AG, London Branch through a wholly-owned special-purpose, bankruptcy-remote subsidiary, BDCA Helvetica Funding, Ltd.

JPMC PB Account Closure

On May 8, 2018 the Company fully repaid its borrowings under the JPMC PB Account and closed the account.

DRIP Sales

From April 1, 2018 through the filing of this Form 10-Q, the Company has issued 0.8 million shares of common stock including shares issued pursuant to the DRIP. Total gross proceeds from these issuances including proceeds from shares issued pursuant to the DRIP were $6.7 million.

Business Development Corporation of America

55,000,000 Shares of Common Stock

PART C

OTHER INFORMATION

Item 25. Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of Business Development Corporation of America are included in Part A “Information Required to be in the Prospectus” of the Registration Statement.

C-1

INDEX TO FINANCIAL STATEMENTS

PART C OTHER INFORMATION	C-1

INDEX TO FINANCIAL STATEMENTS	C-2

C-2

(2) Exhibits

(a)(1)	Second Articles of Amendment and Restatement of the Company (previously filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed on August 13, 2013 and herein incorporated by reference).
(b)	Bylaws (previously filed as Exhibit (b) to the Company’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File No. 333-166636)(the “Prior Registration Statement”) filed on November 24, 2010, and herein incorporated by reference).
(c)	Not applicable
(d)	Forms of Subscription Agreement (included in the Company’s Post-Effective Amendment No. 3 to the Prior Registration Statement filed on June 25, 2015 as Appendices A(1) and A(2))
(e)	Distribution Reinvestment Plan (previously filed as Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and filed on August 13, 2015, and herein incorporated by reference).
(f)	Not applicable
(g)(1)	Investment Advisory and Management Services Agreement dated November 1, 2016 by and between the Company and the Adviser (previously filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 2, 2016 and herein incorporated by reference).
(h)	Not applicable
(i)	Not applicable
(j)	Custody Agreement dated August 13, 2012 by and between the Company and U.S. Bank National Association (previously filed as Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on August 17, 2012 and herein incorporated by reference).
(k)(1)	Administration Agreement, dated as of November 1, 2016, between the Company and Benefit Street Partners L.L.C. (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 2, 2016 and incorporated herein by reference).
(k)(2)	Administration Agreement, dated as of February 9, 2016, between the Company and ARC Advisory Services, LLC (previously filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015 filed on March 9, 2016 and herein incorporated by reference).
(k)(3)	Amended and Restated Fund Administration Servicing Agreement by and between the Company and U.S. Bancorp Fund Services, LLC (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 17, 2015 and herein incorporated by reference).
(k)(4)	Amended and Restated Fund Accounting Servicing Agreement by and between the Company and U.S. Bancorp Fund Services, LLC (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 17, 2015 and herein incorporated by reference).
(k)(5)	Expense Support Agreement dated November 9, 2011 by and between the Company and Adviser (previously filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 filed on November 14, 2011 and herein incorporated by reference).
(k)(6)	Loan and Servicing Agreement, together with Exhibits thereto, among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, Lenders and Lenders Agents from time to time party hereto and U.S. Bank National Association, each dated as of July 24, 2012 (previously filed as Exhibit 10.15 to the Company’s Current Report on Form 8-K filed on August 7, 2012 and herein incorporated by reference).
(k)(7)	Purchase and Sale Agreement by and between the Company and BDCA Funding I, LLC, dated as of July 24, 2012 (previously filed as Exhibit 10.16 to the Company’s Current Report on Form 8-K filed on August 7, 2012 and herein incorporated by reference).
(k)(8)	Collection Account Agreement by and among U.S. Bank National Association, Wells Fargo Securities, LLC, BDCA Funding I, LLC and the Company, dated as of July 24, 2012 (previously filed as Exhibit 10.17 to the Registrant’s Current Report on Form 8-K filed on August 7, 2012 and herein incorporated by reference).
(k)(9)	Amendment No. 1 to Loan and Servicing Agreement, among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, dated as of January 14, 2013 (previously filed as Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 15, 2013 and herein incorporated by reference).

C-3

(k)(10)	Amendment No. 2 to Loan and Servicing Agreement, among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, dated as of April 26, 2013 (previously filed as Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 15, 2013 and herein incorporated by reference).
(k)(11)	Amendment No. 1 to Purchase and Sale Agreement, entered into by and between BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC, Wells Fargo Bank, National Association and U.S. Bank National Association, dated as of April 26, 2013 (previously filed as Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 15, 2013 and herein incorporated by reference).
(k)(12)	Amendment No. 3 to Loan and Servicing Agreement, among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, dated as of September 9, 2013 (Filed as Exhibit 10.20 to the Registrant’s Quarterly Report on Form 10-Q filed on November 13, 2013 and incorporated by reference herein).
(k)(13)	Confirmation Letter Agreement by and between 405 TRS I, LLC and Citibank, N.A., amended and restated as of October 15, 2013 (previously filed as Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed on November 13, 2013 and herein incorporated by reference).
(k)(14)	Confirmation Letter Agreement by and between 405 TRS I, LLC and Citibank, N.A., amended and restated as of May 6, 2014 (previously filed as Exhibit 10.25 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed on May 15, 2014 and herein incorporated by reference).
(k)(15)	Credit and Security Agreement, dated as of June 27, 2014, by and between BDCA-CB Funding LLC, the financial institutions and other lenders from time to time party thereto, Citibank, N.A., as administrative agent, U.S. Bank National Association, as collateral agent and custodian, and the Company (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 2, 2014 and herein incorporated by reference).
(k)(16)	Account Control Agreement, dated as of June 27, 2014, by and between BDCA-CB Funding, LLC, as pledger, U.S. Bank National Association as collateral agent and securities intermediary (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 2, 2014 and herein incorporated by reference).
(k)(17)	Collateral Administration Agreement, dated as of June 27, 2014, between BDCA-CB Funding, LLC, as borrower, Business Development Corporation of America, as collateral manager, Citibank, N.A., as administrative agent, and U.S. Bank National Association, as collateral administrator (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on July 2, 2014 and herein incorporated by reference).
(k)(18)	Sale and Contribution Agreement, dated as of June 27, 2014, between Business Development Corporation of America, as seller, and BDCA-CB Funding, LLC, as purchaser (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on July 2, 2014 and herein incorporated by reference).
(k)(19)	Agreement and Plan of Merger, dated as of June 27, 2014, by and among BDCA-CB Funding LLC, 405 Loan Funding LLC and Citibank, N.A. (previously filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on July 2, 2014 and herein incorporated by reference).
(k)(20)	Termination Acknowledgment (TRS), dated as of June 27, 2014, by and between BDCA-CB Funding LLC and Citibank, N.A., as counterparty, secured party and bank (previously filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on July 2, 2014 and herein incorporated by reference).
(k)(21)	Amendment No. 4 to Loan and Servicing Agreement, dated as of June 30, 2014 (as amended), by and among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, and U.S. Bank National Association (previously filed as Exhibit 10.29 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed on August 14, 2014 and herein incorporated by reference).
(k)(22)	Master Loan Purchase Agreement, dated as of April 7, 2015 between BDCA Helvetica Funding, Ltd. and Business Development Corporation of America (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).
(k)(23)	Indenture, dated as of April 7, 2015, by and between BDCA Helvetica Funding, Ltd. and U.S. Bank National Association as trustee (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).

C-4

(k)(24)	Subscription Agreement, dated as of April 7, 2015, between BDCA Helvetica Funding, Ltd., Business Development Corporation of America (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).
(k)(25)	Rule 144A Global Class A Notes and Regulation S Global Class A Notes (included in Exhibit A to Exhibit 10.2 to the Company’s Current Report on Form 8-K previously filed on April 7, 2015 and herein incorporated by reference).
(k)(26)	TBMA/ISMA 2000 Global Master Repurchase Agreement (2000 version), by and between UBS AG, London Branch and Business Development Corporation of America, together with the related Annex and Confirmation thereto, each dated as of March 31, 2015 (previously filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).
(k)(27)	Collateral Management Agreement, dated as of April 7, 2015, between BDCA Helvetica Funding, Ltd. and Business Development Corporation of America (previously filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).
(k)(28)	Collateral Administration Agreement, dated as of April 7, 2015, between BDCA Helvetica Funding, Ltd., Business Development Corporation of America and U.S. Bank National Association as administrator (previously filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).
(k)(29)	Account Control Agreement dated as of April 7, 2015 between BDCA Helvetica Funding, Ltd. and U.S. Bank National Association as trustee and custodian (previously filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).
(k)(30)	Equity Contribution Agreement, dated as of April 7, 2015, between BDCA Helvetica Funding, Ltd., Business Development Corporation of America and U.S. Bank National Association as trustee (previously filed as Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).
(k)(31)	Liquidation Agent Appointment Letter, dated as of April 7, 2015, between BDCA Helvetica Funding, Ltd., Business Development Corporation of America and UBS AG, London Branch (previously filed as Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on April 7, 2015 and herein incorporated by reference).
(k)(32)	Form of Indemnification Agreement (previously filed as Exhibit 10.40 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on May 4, 2015 and incorporated herein by reference).
(k)(33)	Asset Purchase Agreement, dated April 3, 2018, by and between Triangle Capital Corporation and BSP Asset Acquisition I, LLC (previously filed as Exhibit (k)(33) to the Company’s Post-Effective Amendment No. 3 on Form N-2 filed on April 20, 2018 and herein incorporated by reference)
(k)(34)	Amendment No. 10 to Loan and Servicing Agreement, dated as of April 3, 2018 (as amended), by and among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, and U.S. Bank National Association (previously filed as Exhibit (k)(34) to the Company’s Post-Effective Amendment No. 3 on Form N-2 filed on April 20, 2018 and herein incorporated by reference).
(k)(35)	Amendment No. 11 to Loan and Servicing Agreement, dated as of May 9, 2018, by and among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, and U.S. Bank National Association (previously filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 10, 2018 and herein incorporated by reference).
(l)	Opinion of Eversheds Sutherland (US) LLP (previously filed as Exhibit (l) to the Company’s Registration Statement on Form N-2 filed on May 25, 2016, and herein incorporated by reference).
(m)	Not applicable
(n)(1)	Consent of Dechert LLP (previously filed as Exhibit (n)(1) to Post-Effective Amendment No. 4 to the Company’s Registration Statement filed on July 27, 2018 and herein incorporated by reference).
(n)(2)	Consent of Independent Registered Public Accounting Firm (previously filed as Exhibit (n)(2) to Post-Effective Amendment No. 4 to the Company’s Registration Statement filed on July 27, 2018 and herein incorporated by reference).
(n)(3)	Consent of Previous Independent Registered Public Accounting Firm (previously filed as Exhibit (n)(3) to Post-Effective Amendment No. 4 to the Company’s Registration Statement filed on July 27, 2018 and herein incorporated by reference).
(n)(4)	Consent of Independent Auditors Regarding Kahala Ireland Opco Limited (filed herewith).
(o)	Not applicable
(p)	Subscription Agreement by and between the Company and Adviser (filed as part of Pre-Effective Amendment No. 1 to the Prior Registration Statement filed on November 24, 2010, and herein incorporated by reference).
(q)	Not applicable
(r)	Code of Ethics (previously filed as Exhibit 14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on May 4, 2015 and herein incorporated by reference).
99.1	Subsidiaries of the Registrant (previously filed as Exhibit 21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on March 22, 2018 and herein incorporated by reference).
99.2	Kahala Ireland Opco Limited Consolidated Financial Statements for the years ended December 31, 2017 and December 31, 2016 (previously filed as Exhibit 99.2 to the Company’s Post-Effective Amendment No. 3 on Form N-2 filed on April 20, 2018 and herein incorporated by reference).

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Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

SEC registration fee	$49,681
FINRA filing fee	$37,339
Printing and mailing expenses	$9,000
Legal fees and expenses	$35,000
Accounting fees and expenses	$15,000
Transfer agent fees	$3,000
Miscellaneous(1)	$10,000
Total	$159,020

(1)	These miscellaneous expenses include issuer seminar, office rent and utilities, rental equipment, repairs and maintenance, telephone and internet, hardware and software, software licenses and maintenance, supplies, office furniture, website hosting and development and industry associations and sponsorships.

The amounts set forth above, except for the SEC and FINRA fees, will in each case be estimated and assumed that we sell all of the shares being registered by this registration statement. All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

See “Management”, “Certain Relationships and Related Party Transactions” and “Control Persons and Principal Stockholders” in the prospectus contained herein.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at June 8, 2018.

Title of Class	Number of Record Holders
Common stock, $0.001 par value per share	38,252

Item 30. Indemnification

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter contains a provision that limits the liability of our directors and officers to us and our stockholders for money damages and our charter requires us to indemnify and advance expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to (i) any present or former director or officer, (ii) any individual who, while a director or officer and, at our

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request, serves or has served another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee and (iii) our Adviser and its directors, executive officers and controlling persons, and any other person or entity affiliated with it. However, in accordance with guidelines adopted by NASAA, our charter and the Investment Advisory Agreement provide that we may not indemnify an indemnitee for any liability or loss suffered by such indemnitee nor hold harmless such indemnitee for any loss or liability suffered by us unless (1) the indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (2) the indemnitee was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by our Adviser, an affiliate of our Adviser, or an interested director of us, or was not the result of gross negligence or willful misconduct by an independent director of us and (4) the indemnification or agreement to hold harmless is only recoverable out of our net assets and not from our stockholders. In addition, we expect that our Adviser will indemnify us for losses or damages arising out of its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Investment Advisory Agreement. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. In addition, we will not provide indemnification to a person for any loss or liability arising from an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (1) there has been a successful adjudication on the merits of each count involving alleged material securities law violations; (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or (3) a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered and sold as to indemnification for violations of securities laws.

We may advance funds to an indemnitee for legal expenses and other costs incurred as a result of legal action for which indemnification is being sought only if all of the following conditions are met: (i) the legal action relates to acts or omissions with respect to the performance of duties or indemnitee has provided us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; (iii) the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iv) the indemnitee undertakes to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which he or she is found not to be entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which our Adviser, and each director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management” and “Investment Advisory and Management Services Agreement.”

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder will be maintained at the offices of:

(1)	the Registrant

(2)	the Transfer Agent, 430 W. 7th Street, Kansas City, MO 64105;

(3)	the Custodian, 425 Walnut Street, Cincinnati, OH 45202-3923

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(4)	the Investment Adviser, 9 West 57th Street, 49th Floor, Suite 4920, New York, New York, 10019.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1)          To suspend the offering of shares until the prospectus is amended if:

(i)          subsequent to the effective date of this registration statement, our NAV declines more than ten percent from our NAV as of the effective date of this registration statement, or

(ii)         our NAV increases to an amount greater than our net proceeds as stated in the prospectus.

(2)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)          to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)         to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)        to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)          That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)          That for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)          any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(ii)         the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)        any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 7th day of August, 2018.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

By:	/s/ Richard J. Byrne
Name: Richard J. Byrne
Title: Chief Executive Officer, President and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities set forth below on August 7, 2018. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title	Date

/s/ Richard J. Byrne	Chief Executive Officer, President and Chairman of the Board	August 7, 2018
Richard J. Byrne	(Principal Executive Officer)

/s/ Corinne D. Pankovcin	Chief Financial Officer and Treasurer	August 7, 2018
Corinne D. Pankovcin	(Principal Financial and Principal Accounting Officer)

*	Independent Director	August 7, 2018
Lee S. Hillman

*	Independent Director	August 7, 2018
Ronald J. Kramer

*	Independent Director	August 7, 2018
Leslie D. Michelson

*	Independent Director	August 7, 2018
Edward G. Rendell

*	Independent Director	August 7, 2018
Dennis M. Schaney

*	Signed by Richard J. Byrne pursuant to a power of attorney.

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